            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                 June 15, 2005

                          REGISTRATION NO. 333-120783

               (INVESTMENT COMPANY ACT REGISTRATION NO. 811-7024)

                          ---------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             - - - - - - - - - - -

                                   FORM N-14
                                      ----

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/
                                     -----
                                     -----
                        PRE-EFFECTIVE AMENDMENT NO. / /
                                     -----
                                     -----

                       POST-EFFECTIVE AMENDMENT NO. 1 /X/
                                     -----

                        (CHECK APPROPRIATE BOX OR BOXES)

                          ---------------------------

                    COLUMBIA INTERNATIONAL STOCK FUND, INC.
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                                 1-617-426-3750
                          ---------------------------

                               R. SCOTT HENDERSON
                        COLUMBIA MANAGEMENT GROUP, INC.
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111

                          ---------------------------

                                   COPIES TO:

           JOHN M. LODER, ESQUIRE           CAMERON AVERY, ESQUIRE
              ROPES & GRAY LLP             BELL, BOYD AND LLOYD LLC
          ONE INTERNATIONAL PLACE         THREE FIRST NATIONAL PLAZA
        BOSTON, MASSACHUSETTS 02110    70 W. MADISON STREET, SUITE 3300
                                           CHICAGO, ILLINOIS 60602

                         ---------------------------

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended. This amendment to the amended registration statement on Form N-14 of the Columbia International Stock Fund, Inc., filed with the Commission on December 23, 2004 (Registration No. 333-120783)(the "Registration Statement"), is being filed to add Exhibit 12 to the Registration Statement. No other information contained in the Registration Statement is amended, deleted or superseded hereby.

Title of Securities Being Registered:

Class A
Class B
Class C
Class G
Class Z

Approximate Date of Proposed Offering:
As soon as practicable after this Registration Statement becomes or is declared effective.


It is proposed that the Registrant's Registration Statement will become effective on January 24, 2005 pursuant to Rule 488 of the Securities Act of 1933 (the "1933 Act") or on such date as the Commission, acting pursuant to
Section 8(a) of the 1933 Act, may determine.


An indefinite amount of the Registrant's securities has been registered under the 1933 Act pursuant to Rule 24f-2 under the Investment Company
Act of 1940. In reliance upon such rule, no filing fee is being paid at this time.

                        COLUMBIA MANAGEMENT GROUP, INC.
                             ONE FINANCIAL CENTER,
                        BOSTON, MASSACHUSETTS 02111-2621

Dear Investor:


I am writing to ask for your vote on the proposed acquisition of Columbia International Equity Fund by Columbia International Stock Fund, Inc. At a special meeting of shareholders on February 16, 2005, you will be asked to vote on your fund's acquisition.



The proposed acquisition of your fund is one of several acquisitions recommended by Columbia Management Group, Inc. ("Columbia"), the parent company of the investment advisor to the Columbia funds. Columbia's overall goal in proposing these fund mergers is twofold. First, by merging funds with generally similar investment strategies, Columbia can create larger, more efficient investment portfolios. Second, by streamlining its product offering, Columbia can concentrate its investment management and distribution resources on a more focused group of portfolios. Columbia recommended the acquisition of your fund to enable shareholders to invest in a larger, more efficient investment portfolio while continuing to access a similar investment strategy.



Should your fund's merger be approved and other conditions to the acquisition satisfied, your current fund investment will be exchanged, without immediate tax consequences, for an equal investment (that is, dollar value) in Columbia International Stock Fund.


The table below provides information on International Stock Fund shares you will receive upon consummation of the acquisition:


                                         YOU WILL RECEIVE THE FOLLOWING SHARE CLASS OF
IF YOU OWN THE FOLLOWING SHARE CLASS OF  INTERNATIONAL STOCK FUND UPON CONSUMMATION OF
INTERNATIONAL EQUITY FUND:               THE ACQUISITION:
--------------------------------------------------------------------------------------
               Class A                                   Class A
               Class B                                   Class B
               Class C                                   Class C
               Class G                                   Class G
               Class T                                   Class A
               Class Z                                   Class Z



More information on the specific details and reasons for your fund's acquisition is contained in the enclosed Prospectus/Proxy Statement. Please read it carefully.

THE TRUSTEES OF YOUR FUND UNANIMOUSLY RECOMMEND THAT YOU VOTE FOR THE ACQUISITION OF THE INTERNATIONAL EQUITY FUND.

YOUR VOTE IS IMPORTANT. YOU CAN VOTE BY COMPLETING THE ENCLOSED PROXY CARD. A SELF-ADDRESSED POSTAGE-PAID ENVELOPE HAS BEEN ENCLOSED FOR YOUR CONVENIENCE.

We appreciate your participation and prompt response in these matters and thank you for your continued support.

Sincerely,

Christopher L. Wilson
President



January [  ], 2005

[Job Code]

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 16, 2005

                       COLUMBIA INTERNATIONAL EQUITY FUND
                          C/O COLUMBIA FUNDS TRUST XI
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111

                                 1-800-426-3750


To the shareholders of Columbia International Equity Fund:

NOTICE IS HEREBY GIVEN that a Special Meeting of the shareholders of Columbia International Equity Fund will be held at 2:00 p.m. Eastern Time on Wednesday, February 16, 2005, at the offices of Columbia International Equity Fund, One Financial Center, Boston, Massachusetts 02111, for the following purposes:

1. To approve an Agreement and Plan of Reorganization providing for (i) the sale of all of the assets of Columbia International Equity Fund to, and the assumption of all of the liabilities of Columbia International Equity Fund by, Columbia International Stock Fund, Inc., in exchange for shares of Columbia International Stock Fund, Inc., and (ii) the distribution of such shares to the shareholders of Columbia International Equity Fund in complete liquidation of Columbia International Equity Fund.

2. To consider and act upon such other matters that properly come before the meeting or any adjourned session of the meeting.

Shareholders of record of Columbia International Equity Fund at the close of business on December 1, 2004, are entitled to notice of and to vote at the meeting and any adjourned session.

                                           By order of the Board of Trustees,


                                           R. Scott Henderson, Secretary



January [  ], 2005


NOTICE: YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN.
        PLEASE SEE THE ENCLOSED PROSPECTUS/PROXY STATEMENT AND OTHER MATERIALS FOR INSTRUCTIONS ON HOW TO VOTE EASILY AND QUICKLY.

                           PROSPECTUS/PROXY STATEMENT


                               DECEMBER 27, 2004


                  ACQUISITION OF THE ASSETS AND LIABILITIES OF

                       COLUMBIA INTERNATIONAL EQUITY FUND

                          C/O COLUMBIA FUNDS TRUST XI
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111

                                 1-800-426-3750


                        BY AND IN EXCHANGE FOR SHARES OF

                    COLUMBIA INTERNATIONAL STOCK FUND, INC.


                              ONE FINANCIAL CENTER


                          BOSTON, MASSACHUSETTS 02111


                                 1-800-426-3750


                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS.......................................    4
PROPOSAL -- ACQUISITION OF COLUMBIA INTERNATIONAL EQUITY
  FUND BY COLUMBIA INTERNATIONAL STOCK FUND, INC. ..........   16
  Principal Investment Risks................................   16
  Information about the Acquisition.........................   19
GENERAL.....................................................   31
  Voting Information........................................   32
Appendix A -- Agreement and Plan of Reorganization..........  A-1
Appendix B -- Fund Information..............................  B-1
Appendix C -- Capitalization................................  C-1
Appendix D -- Information Applicable to Class A, Class B,
              Class C, Class G and Class Z Shares of
              International Stock Fund......................  D-1
Appendix E -- Financial Highlights for International Stock
              Fund..........................................  E-1
Appendix F -- Comparison of a Massachusetts Business Trust
              with an Oregon Corporation....................  F-1



This Prospectus/Proxy Statement (the "Prospectus/Proxy Statement") contains information you should know before voting on the Agreement and Plan of Reorganization dated December 17, 2004, among Columbia Funds Trust XI ("Trust XI"), on behalf of its Columbia International Equity Fund ("International Equity Fund"), Columbia International Stock Fund, Inc. ("International Stock Fund"), and Columbia Management Group, Inc. ("Columbia") (the "Agreement and Plan of Reorganization") relating to the proposed acquisition of International Equity Fund by International Stock Fund (the "Acquisition") at a Special Meeting of Shareholders of

International Equity Fund (the "Meeting"), which will be held at 2:00 p.m. Eastern Time on February 16, 2005, at the offices of the funds, One Financial Center, Boston, Massachusetts 02111. The funds are each registered open-end management investment companies. Please read this Prospectus/Proxy Statement and keep it for future reference.



The Proposal in this Prospectus/Proxy Statement relates to the Acquisition. If the Acquisition occurs, you will become a shareholder of International Stock Fund. International Stock Fund seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its total net assets (plus any borrowings for investment purposes) in stocks issued by companies from at least three countries outside the United States. If the Agreement and Plan of Reorganization is approved by the shareholders of International Equity Fund and the Acquisition occurs, International Equity Fund will transfer all of the assets and liabilities attributable to each class of its shares to International Stock Fund in exchange for shares of the same class of International Stock Fund (except for Class T shares of International Equity Fund, which will be exchanged for Class A shares of International Stock Fund) with the same aggregate net asset value as the net value of assets and liabilities transferred. After that exchange, shares of each class received by International Equity Fund will be distributed pro rata to its shareholders of the corresponding class.



For Class A, B and C shareholders of International Equity Fund only, the Prospectus of International Stock Fund for its Class A, B and C shares is incorporated into this Prospectus/Proxy Statement by reference. For Class Z shareholders of International Equity Fund only, the Prospectus of International Stock Fund for its Class Z shares is incorporated into this Prospectus/Proxy Statement by reference. Each prospectus of International Stock Fund has been filed with Securities and Exchange Commission (the "SEC").


The following documents have been filed with the SEC and are also incorporated into this Prospectus/Proxy Statement by reference:


     - The Prospectuses of International Equity Fund dated February 1, 2004 as supplemented through November 2, 2004.


     - The Statement of Additional Information of International Equity Fund dated February 1, 2004.

     - The Report of Independent Registered Public Accounting Firm and the financial statements included in the Annual Report to Shareholders of International Equity Fund dated September 30, 2004.

     - The Statement of Additional Information of International Stock Fund dated December 27, 2004, relating to the Acquisition.



International Equity Fund has previously sent its Annual Report to its shareholders. For a free copy of this report or any of the documents listed above, you may call 1-800-426-3750, or you may write to your fund at the address listed on the cover of this Prospectus/Proxy Statement. You may also obtain many of these documents by accessing the Internet site for your fund at www.columbiafunds.com. Text-only versions of all International Stock Fund and International Equity Fund documents can be viewed online or downloaded from the EDGAR database on the SEC's Internet site at www.sec.gov. You can review and copy information about the funds by visiting the Public Reference Room, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, DC 20549-0102 or at the regional offices of the SEC located at 233 Broadway, New York, NY 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. You can obtain copies, upon payment of a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing the Public Reference Room at the address above. Information on the operation of the Public Reference Room may be obtained by calling 1-202-942-8090.


THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS/PROXY STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


AN INVESTMENT IN EITHER FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                             QUESTIONS AND ANSWERS


THE FOLLOWING QUESTIONS AND ANSWERS PROVIDE AN OVERVIEW OF KEY FEATURES OF THE ACQUISITION AND OF THE INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT. PLEASE REVIEW THE PROSPECTUS/PROXY STATEMENT PRIOR TO CASTING YOUR VOTE. IF YOU HAVE QUESTIONS ABOUT THE ACQUISITION, PLEASE CALL 1-800-426-3750.


1. WHAT IS BEING PROPOSED?


The Trustees of Trust XI are recommending that International Stock Fund acquire International Equity Fund. This means that International Stock Fund would acquire all of the assets and liabilities of International Equity Fund in exchange for shares of International Stock Fund. If the Acquisition is approved and completed, shareholders of International Stock Fund will receive shares of International Stock Fund with a dollar value equal to the value of their International Equity Fund shares on the business day prior to the closing of the merger. The Acquisition is currently scheduled to take place on or around February 25, 2005 or such other date as the parties may agree.


2. WHY IS THE ACQUISITION BEING PROPOSED?


The Trustees of Trust XI recommend approval of the Acquisition because it offers shareholders of International Equity Fund the opportunity to invest in a larger combined portfolio that has generally similar investment goals and strategies. In reviewing the Acquisition, the Trustees also considered that, based on estimated expense ratios as of September 30, 2004, and a commitment by Columbia Management Advisors, Inc. ("Columbia Management") to cap total net operating expenses for International Stock Fund, shareholders of your fund are expected to experience a slight increase in net expenses as a result of the Acquisition. See Question 3 for more information.



Please review "Reasons for the Acquisition and Trustees' Considerations" in the Proposal section of this Prospectus/Proxy Statement for more information regarding the factors considered by the Trustees.



3. HOW DO THE MANAGEMENT FEES AND EXPENSES OF THE FUNDS COMPARE AND WHAT ARE THEY ESTIMATED TO BE FOLLOWING THE ACQUISITION?



The following tables allow you to compare the sales charges, management fees and expenses of each fund and to analyze the estimated expenses for the combined fund in the first year following the Acquisition. The shareholder fees presented below for International Stock Fund apply both before and after giving effect to the Acquisition. Sales charges, if applicable, are paid directly by shareholders to Columbia Funds Distributor, Inc., each fund's distributor. Annual Fund Operating Expenses are paid by each fund. They include management fees, 12b-1 fees (if applicable) and administrative costs, including pricing and custody services.



The Annual Fund Operating Expenses shown in the table below represent expenses for each fund's most recent fiscal year (year ended September 30, 2004 for International Equity Fund and August 31, 2004 for International Stock Fund) and those projected for the combined fund after giving effect to the Acquisition and based on pro forma combined net assets as of August 31, 2004.



Based on the expense ratios shown below, after giving effect to the fee waiver described in footnotes 3, 9 and 10, the net expenses of each class of shares of International Stock Fund are expected to be higher than the net expenses of the corresponding class of shares of your fund. Your fund's current net expense ratio is less than International Stock Fund's expected net expense ratio because Columbia Management had previously waived voluntarily management and other fees for your fund. Had Columbia Management not voluntarily waived such fees, your fund's expenses would be higher than those expected for International Stock Fund after giving effect to the waiver. Columbia Management has undertaken to maintain the waiver described in footnote 9 through the first anniversary of the consummation of the Acquisition, after which this arrangement may be modified or terminated at any time, which may cause the expenses of a class of shares of International Stock Fund to be higher than the expenses of the corresponding class of shares of your fund.


Shareholders of International Equity Fund will not pay additional sales charges as a result of the Acquisition, although any contingent deferred sales charge ("CDSC") applicable to share purchases made prior to the Acquisition will continue to apply.

SHAREHOLDER FEES
(paid directly from your investment)

                          INTERNATIONAL EQUITY FUND(1)


                                  CLASS A   CLASS B   CLASS C   CLASS T(2)    CLASS G   CLASS Z
Maximum sales charge (load) on
  purchases (%) (as a percentage
  of the offering price)           5.75      0.00      0.00        5.75        0.00      0.00
-----------------------------------------------------------------------------------------------
Maximum deferred sales charge
  (load) on redemptions (%) (as
  a percentage of the lesser of
  purchase price or redemption
  price)                           0.00      5.00      1.00        1.00(3)     5.00      0.00
-----------------------------------------------------------------------------------------------
Redemption fee (%) (as a
  percentage of amount redeemed,
  if applicable)                    (4)       (4)       (4)         (4)         (4)      2.00(4)(5)



                          INTERNATIONAL STOCK FUND(1)



                                                    CLASS A   CLASS B   CLASS C   CLASS Z
Maximum sales charge (load) on purchases (%) (as a
  percentage of the offering price)                  5.75      0.00      0.00      0.00
-----------------------------------------------------------------------------------------
Maximum deferred sales charge (load) on
  redemptions (%) (as a percentage of the lesser
  of purchase price or redemption price)             1.00(3)   5.00      1.00      0.00
-----------------------------------------------------------------------------------------
Redemption fee (%) (as a percentage of amount
  redeemed, if applicable)                          (4)(5)    (4)(5)    (4)(5)     2.00(4)(5)



                          INTERNATIONAL STOCK FUND(1)

                              (PRO FORMA COMBINED)


                                            CLASS A   CLASS B   CLASS C   CLASS G   CLASS Z
Maximum sales charge (load) on purchases
  (%) (as a percentage of the offering
  price)                                     5.75      0.00      0.00      0.00      0.00
-------------------------------------------------------------------------------------------
Maximum deferred sales charge (load) on
  redemptions (%) (as a percentage of the
  lesser of purchase price or redemption
  price)                                     1.00      5.00      1.00      5.00      0.00
-------------------------------------------------------------------------------------------
Redemption fee (%) (as a percentage of
  amount redeemed, if applicable)           (4)(5)    (4)(5)    (4)(5)      (4)      2.00(4)(5)


 (1) A $10 annual fee is deducted from accounts of less than $1,000 and paid to the transfer agent.


 (2) Shareholders of Class T shares of International Equity Fund will receive Class A shares of International Stock Fund.

 (3) This charge applies only to certain Class A shares bought without an initial sales charge that are sold within 18 months of purchase.



 (4) There is a $7.50 charge for wiring sale proceeds to your bank.



 (5) A redemption fee of 2.00% may be charged on shares that were owned for 60 days or less. For information, see "Fund Policy on Trading Fund Shares" in Appendix D.


ANNUAL FUND OPERATING EXPENSES

(deducted directly from fund assets)


                                          DISTRIBUTION AND       OTHER           TOTAL ANNUAL
                          MANAGEMENT      SERVICE (12B-1)       EXPENSES        FUND OPERATING
                           FEE (%)            FEES (%)            (%)            EXPENSES (%)
----------------------------------------------------------------------------------------------
INTERNATIONAL EQUITY
  FUND
  Class A                    0.96(1)            0.25(2)           0.20(3)(7)         1.41(1)(3)
----------------------------------------------------------------------------------------------
  Class B                    0.96(1)            1.00              0.20(3)(7)         2.16(1)(3)
----------------------------------------------------------------------------------------------
  Class C                    0.96(1)            1.00              0.20(3)(7)         2.16(1)(3)
----------------------------------------------------------------------------------------------
  Class T                    0.96(1)            0.00              0.50(3)(5)(7)      1.46(1)(3)
----------------------------------------------------------------------------------------------
  Class G                    0.96(1)            0.95(4)           0.20(3)(7)         2.11(1)(3)
----------------------------------------------------------------------------------------------
  Class Z                    0.96(1)            0.00              0.20(3)(7)         1.16(1)(3)
----------------------------------------------------------------------------------------------
INTERNATIONAL STOCK FUND
  Class A                    1.00(6)            0.25              0.32(7)(8)         1.57(6)(8)
----------------------------------------------------------------------------------------------
  Class B                    1.00(6)            1.00              0.32(7)(8)         2.32(6)(8)
----------------------------------------------------------------------------------------------
  Class C                    1.00(6)            1.00              0.32(7)(8)         2.32(6)(8)
----------------------------------------------------------------------------------------------
  Class Z                    1.00(6)            0.00              0.32(7)(8)         1.32(6)(8)
----------------------------------------------------------------------------------------------
INTERNATIONAL STOCK FUND
(Pro Forma Combined)
  Class A                    0.98(9)            0.25              0.24(7)(10)        1.47(9)(10)
----------------------------------------------------------------------------------------------
  Class B                    0.98(9)            1.00              0.24(7)(10)        2.22(9)(10)
----------------------------------------------------------------------------------------------
  Class C                    0.98(9)            1.00              0.24(7)(10)        2.22(9)(10)
----------------------------------------------------------------------------------------------
  Class G(11)                0.98(9)            0.95(4)           0.24(7)(10)        2.17(9)(10)
----------------------------------------------------------------------------------------------
  Class Z                    0.98(9)            0.00              0.24(7)(10)        1.22(9)(10)
----------------------------------------------------------------------------------------------


 (1) The International Equity Fund pays a management fee of 0.89% and an administrative fee of 0.07%. Columbia Management has voluntarily agreed to waive a portion of the management fee. If this waiver were reflected in the table, the management fee would be 0.71% and total annual fund operating expenses for Class A, B, C, T, G and Z shares would be 1.15%, 1.90%, 1.90%, 1.20%, 1.85% and 0.90%, respectively (taking into account the other expense waiver discussed in footnote (3) below). This arrangement may be modified or terminated by Columbia Management at any time.


 (2) International Equity Fund may pay distribution and service (12b-1) fees up to a maximum of 0.35% of International Equity Fund's average daily net assets attributable to Class A shares (comprised of up to 0.10% for distribution services and up to 0.25% for shareholder liaison services) but will limit such fees to an aggregate of not more than 0.25% for Class A shares during the current fiscal year.

 (3) International Equity Fund's transfer agent has voluntarily agreed to waive a portion of its fee. If this waiver were reflected in the table, other expenses would be 0.19% for Class A, B, C, G and Z shares and 0.49% for Class T shares, and total annual fund operating expenses for Class A, B, C, T, G and Z shares would be 1.15%, 1.90%, 1.90%, 1.20%, 1.85% and 0.90%, respectively (taking into account the management fee waiver discussed in footnote (1) above). This arrangement may be modified or terminated at any time.

 (4) International Equity Fund may pay distribution and services (12b-1) fees up to a maximum of 1.15% of the International Equity Fund's average daily net assets attributable to Class G shares (comprised of up to 0.65% for distribution services, up to 0.25% for shareholder liaison services and up to 0.25% for administrative support services), but will limit such fees to an aggregate of not more than 0.95% during the current fiscal year.

 (5) International Equity Fund may pay shareholder service fees (which are included in other expenses) up to a maximum of 0.50% of the International Equity Fund's daily net assets attributable to Class T shares (comprised of up to 0.25% for shareholder liaison services and up to 0.25% for administrative services), but will limit such fees to an aggregate fee of not more than 0.30% during the current fiscal year.


 (6) Columbia Management has voluntarily agreed to waive 0.10% of the management fee. If this waiver were reflected in the table, the management fee would be 0.90% and the total annual fund operating expenses for Class A, B, C and Z shares would be 1.36%, 2.11%, 2.11% and 1.11%, respectively (taking into account the transfer agency fee waivers for Class A, B, C and D shares discussed in footnote (8)). This arrangement may be modified or terminated by Columbia Management at any time.


 (7) Restated to reflect changes in contractual rates for transfer agency and bookkeeping services effective November 1, 2003.


 (8) Columbia Management has voluntarily agreed to waive 0.11% of transfer agency fees for each Class A, B, C and Z share class, respectively. If these waivers were reflected in the table, other expenses for Class A, B, C and Z shares would be 0.21% for each class, respectively, and total annual fund operating expenses for Class A, B, C and Z shares would be 1.36%, 2.11%, 2.11% and 1.11%, respectively, taking into account the management fee waiver discussed in footnote 6. This arrangement may be modified or terminated by Columbia Management at any time.



 (9) Columbia Management has voluntarily agreed to waive 0.10% of the management fee. If the waiver were reflected in the table, the management fee would be
     0.88 and the total annual fund operating expenses for Class A, B, C, G and Z shares would be 1.26%, 2.01%, 2.01%, 1.96% and 1.01%, respectively, taking into account the transfer agency fee waiver discussed in footnote
     10. Columbia Management has undertaken to maintain this waiver through the first anniversary of the consummation of the Acquisition, after which this arrangement may be modified or terminated by Columbia Management at any time.



(10) Columbia Management has voluntarily agreed to waive 0.11% of transfer agency fees for each class A, B, C, G and Z shares, respectively. If these waivers were reflected in the table, other expenses for Class A, B, C, G and Z shares would be 1.26%, 2.01%, 2.01%, 1.96% and 1.01%, respectively, taking into account the management fee waiver discussed in footnote 9. This arrangement may be modified or terminated by Columbia Management at any time.


(11) Because no Class G shares of International Stock Fund were outstanding prior to the Acquisition, amounts shown are estimates for the first year following the Acquisition.

EXAMPLE EXPENSES

Example Expenses help you compare the cost of investing in International Equity Fund or International Stock Fund currently with the cost of investing in the combined fund on a pro forma basis and also allow you to compare these costs with the cost of investing in other mutual funds. The table does not take into account any expense reduction arrangements discussed in the footnotes to the Annual Fund Operating Expenses table. It uses the following hypothetical conditions.

     - $10,000 initial investment

     - 5% total return for each year


     - Each fund's operating expenses remain the same


     - Reinvestment of all dividends and distributions

     - Class B shares convert to Class A shares after eight years


     - Class G shares convert to Class A shares after eight years


EXAMPLE EXPENSES
(your actual costs may be higher or lower)

                                                1 YEAR      3 YEARS      5 YEARS      10 YEARS
INTERNATIONAL EQUITY FUND
Class A                                          $710       $  996       $1,302        $2,169
----------------------------------------------------------------------------------------------
Class B:  did not sell your shares               $219       $  676       $1,159        $2,303
          sold all your shares at end of
          period                                 $719       $  976       $1,359        $2,303
----------------------------------------------------------------------------------------------
Class C:  did not sell your shares               $219       $  676       $1,159        $2,493
          sold all your shares at end of
          period                                 $319       $  676       $1,159        $2,493
----------------------------------------------------------------------------------------------
Class T:                                         $715       $1,010       $1,327        $2,221
----------------------------------------------------------------------------------------------
Class G:  did not sell your shares               $214       $  661       $1,134        $2,276
          sold all your shares at end of
          period                                 $714       $1,061       $1,434        $2,276
----------------------------------------------------------------------------------------------
Class Z:                                         $118       $  368       $  638        $1,409

INTERNATIONAL STOCK FUND
Class A                                          $726       $1,042       $1,381        $2,335
----------------------------------------------------------------------------------------------
Class B:  did not sell your shares               $235       $  724       $1,240        $2,468
          sold all your shares at end of
          period                                 $735       $1,024       $1,440        $2,468
----------------------------------------------------------------------------------------------
Class C:  did not sell your shares               $235       $  724       $1,240        $2,656
          sold all your shares at end of
          period                                 $335       $  724       $1,240        $2,656
----------------------------------------------------------------------------------------------
Class Z                                          $134       $  418       $  723        $1,590

                                                1 YEAR      3 YEARS      5 YEARS      10 YEARS
INTERNATIONAL STOCK FUND
(pro forma combined)
Class A                                          $716       $1,013       $1,332        $2,231
----------------------------------------------------------------------------------------------
Class B:  did not sell your shares               $225       $  694       $1,190        $2,365
          sold all your shares at end of
          period                                 $725       $  994       $1,390        $2,365
----------------------------------------------------------------------------------------------
Class C:  did not sell your shares               $225       $  694       $1,190        $2,554
          sold all your shares at end of
          period                                 $325       $  694       $1,190        $2,554
----------------------------------------------------------------------------------------------
Class G:  did not sell your shares               $220       $  679       $1,164        $2,326
          sold all your shares at end of
          period                                 $720       $1,079       $1,464        $2,326
----------------------------------------------------------------------------------------------
Class Z                                          $124       $  387       $  670        $1,477


The projected post-Acquisition pro forma Annual Fund Operating Expenses and Example Expenses presented above are based upon numerous material assumptions, including that (1) the current contractual agreements will remain in place; and
(2) certain fixed costs involved in operating International Equity Fund will be eliminated. Although these projections represent good faith estimates, there can be no assurance that any particular level of expenses or expense savings will be achieved, because expenses depend on a variety of factors, including the future level of fund assets, many of which are beyond the control of International Stock Fund or Columbia.

4. HOW DO THE INVESTMENT GOALS, STRATEGIES AND POLICIES OF INTERNATIONAL EQUITY FUND AND INTERNATIONAL STOCK FUND COMPARE?


This table shows the investment goal and principal investment strategies of each fund:



INTERNATIONAL EQUITY FUND                 INTERNATIONAL STOCK FUND
INVESTMENT GOAL: International Equity     INVESTMENT GOAL: International Stock
Fund seeks long-term capital              Fund seeks long-term capital
appreciation                              appreciation.
----------------------------------------------------------------------------------
- Under normal market conditions, the     - Under normal market conditions, the
  International Equity Fund invests at      International Stock Fund invests at
  least 80% of its net assets (plus any     least 80% of its total assets (plus
  borrowings for investment purposes) in    any borrowings for investment
  equity securities, primarily the          purposes) in stocks issued by
  equity securities of foreign issuers.     companies from at least three
                                            countries outside the United States
- At all times, the fund's assets will
  be invested in companies located in at  - While the fund's investments are not
  least three different foreign             limited by market capitalization, the
  countries.                                fund intends to invest primarily in
                                            companies considered to be large and
- Normally, no more than 20% of the         well-established, based on standards
  fund's total assets will be invested      of the applicable country or foreign
  in companies located in countries with    market
  emerging economies or emerging
  securities markets.                     - The fund intends to invest principally
                                            in the equity securities of companies
- The fund emphasizes larger established    located in the following countries or
  companies, although it may invest in      regions: Australia, Brazil, Canada,
  companies of any size.                    China, Denmark, Finland, France,
                                            Germany, Hong Kong, India, Ireland,
                                            Italy, Japan, Mexico, The Netherlands,
                                            New Zealand, Norway, Singapore, South
                                            Korea, Spain, Sweden, Switzerland,
                                            Taiwan, Thailand and the United
                                            Kingdom.



The following highlights the differences in certain investment strategies that the funds use to achieve their investment goals:



- Normally, no more than 20% of International Equity Fund's total assets will be invested in companies located in countries with emerging economies or emerging securities markets. International Stock Fund is not subject to such an investment restriction.


- International Equity Fund may purchase and sell financial futures contracts and related options, to the extent consistent with its investment objective and policies. By comparison, International Stock Fund may not buy and sell financial futures or options on financial futures, unless such options are written by other persons and the options or futures are offered through the facilities of a recognized securities association or are listed on a recognized securities or commodities exchange or similar entity.

- As a fundamental investment policy, International Stock Fund may not invest in the securities of any company if the purchase would cause more than 5% of the value of the fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years continuous operation. International Equity Fund is not subject to such an investment restriction.


- International Stock Fund has a fundamental investment restriction under which it may not buy and sell puts and calls on securities, stock index futures or options on stock index futures, unless such options are written by other persons and the options or futures are offered through the facilities of a recognized securities association or are listed on a recognized securities or commodities exchange or similar entity. International Equity Fund has a non-fundamental investment restriction that precludes it from writing or selling put options, call options, straddles, spreads or any combination thereof, except that it may engage in writing covered call options and may enter into closing purchase transaction with respect to such options. However, such options must be listed on a national securities exchange and issued by the Options Clearing Corporation, and the aggregate value of the securities subject to such options written by International Equity Fund may not exceed 25% of the value of its net assets. In addition, International Equity Fund may purchase and write put and call options on foreign stock indexes listed on foreign and domestic stock exchanges for the purpose of hedging its portfolio.


- As a non-fundamental policy, International Equity Fund may not sell securities short, maintain a short position or purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions. International Stock Fund has a fundamental investment restriction under which the fund may not engage in short sales of securities except to the extent that it owns an equal amount of the securities sold short or other securities convertible into an equivalent amount of such securities. Such transactions may only be made to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event, no more than 5% of the value of International Stock Fund's net assets taken at market may, at any time, be held as collateral for such sales.


- As a fundamental policy, International Stock Fund may not invest in companies for the purpose of exercising control or management. International Equity Fund is subject to the same investment restriction as a non-fundamental policy.

- International Equity Fund is subject to non-fundamental investment restrictions under which (1) the fund may only purchase debt securities rated A or higher by Moody's Investor Services, Inc. ("Moody's") or Standard & Poor's ("S&P"), or if unrated, determined by Columbia Management to be of comparable quality (the fund will sell promptly any security that is not rated investment grade by either S&P or Moody's if such securities exceed 5% of the fund's net assets); (2) the fund may only make short-term loans of portfolio securities to borrowers deemed by Columbia Management to be of good standing and only when, in Columbia Management's judgment, the income to be earned from the loan justifies the attendant risks (the fund intends to limit the lending of its portfolio securities so that, at any given time, securities loaned by a fund represent not more than one-third of the value of its total assets); and
  (3) the fund will invest no more than 10% of its net assets in real estate investment trusts (REITs). International Stock Fund is not subject to corresponding investment restrictions.



Except as noted above, the funds are generally subject to substantially similar fundamental and non-fundamental investment policies. For a complete list of the funds' investment policies and restrictions, see each fund's Statement of Additional Information.


5. WHAT CLASS OF INTERNATIONAL STOCK FUND SHARES WILL YOU RECEIVE IF THE ACQUISITION OCCURS?


If you are a shareholder of Class A, Class B, Class C, Class G or Class Z shares of International Equity Fund, you will receive the same class of shares of International Stock Fund that you currently own in the International Equity Fund. The shares will have the same exchange rights and will bear the same CDSCs upon redemption and, in the case of Class B shares, will convert to Class A shares at the same time as your current shares. The shares will also have the same distribution, purchase and redemption procedures as your current shares.



If you are a shareholder of Class T shares of International Equity Fund, you will receive Class A shares of the International Stock Fund. Unlike Class T shares of International Equity Fund, Class A shares of International Stock Fund carry a sales charge of 2% for purchases of $1 million or more. Class T shares of International Equity Fund bought without an initial sales charge in accounts aggregating $1 million to $25 million at the time of purchase are subject to a 1% CDSC if the shares are sold within 18 months of the time of purchase. Class A shares of International Stock Fund aggregating $1 million or more are not subject to such CDSCs. Class T shareholders of International Equity Fund should see Appendix D to this Prospectus/Proxy

Statement for more information on Class A shares of International Stock Fund. The shares you receive in the Acquisition will be subject to the same CDSC applicable to your shares of International Equity Fund.


6. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION?


The Acquisition is expected to be tax-free to you for federal income tax purposes. This means that neither you nor International Equity Fund is expected to recognize a gain or loss directly as a result of the Acquisition. However, since the Acquisition will end the tax year of International Equity Fund, it may accelerate distributions from International Equity Fund to you as a shareholder. Specifically, International Equity Fund will recognize any net investment company taxable income and any net capital gains, including those realized on disposition of portfolio securities in connection with the Acquisition (after reduction by any available capital loss carryforwards) or losses in the short tax year ending on the date of the Acquisition, and will declare and pay a distribution of such income and such gains to its shareholders on or before that date.


The cost basis and holding period of your International Equity Fund shares are expected to carry over to your new shares in International Stock Fund.

Certain other tax consequences are discussed below under "Federal Income Tax Consequences."


7. WHO BEARS THE EXPENSES ASSOCIATED WITH THE ACQUISITIONS?



Columbia Management and each fund will bear a portion of the out of pocket expenses associated with the Acquisitions, including, but not limited to: (1) the expenses associated with the preparation, printing and mailing of any shareholder communications, including this Prospectus/Proxy Statement, and any filings with the SEC and other governmental authorities in connection with the Acquisitions; (2) the fees and expenses of any proxy solicitation firm retained in connection with the Acquisitions; (3) the legal fees and expenses incurred by the funds in connection with the Acquisitions; and (4) the Trustee's fees and out of pocket expenses incurred as a result of the Acquisitions. The estimated costs of the Acquisition to be borne by International Stock Fund and International Equity Fund are approximately $17,626 and $26,869, respectively. Should International Equity Fund's shareholders not approve the Acquisition, Columbia Management will bear all costs associated with the Acquisition.

8. WHO IS ELIGIBLE TO VOTE?



Shareholders of record on December 1, 2004 are entitled to attend and vote at the Meeting or any adjournment of the Meeting. On each proposal, all shareholders of International Equity Fund, regardless of the class of shares held, will vote together as a single class. Each share is entitled to one vote. Shares represented by properly executed proxies, unless revoked before or at the Meeting, will be voted according to shareholders' instructions. If you sign a proxy but do not fill in a vote, your shares will be voted to approve the Acquisition. If any other business comes before the Meeting, your shares will be voted at the discretion of the persons named as proxies.

PROPOSAL -- ACQUISITION OF COLUMBIA INTERNATIONAL EQUITY FUND BY COLUMBIA
            INTERNATIONAL STOCK FUND, INC.

THE PROPOSAL


You are being asked to approve the Agreement and Plan of Reorganization, a copy of which is attached as Appendix A to this Prospectus/Proxy Statement. By approving the Agreement and Plan of Reorganization, you are also approving the Acquisition of International Equity Fund by International Stock Fund under the Agreement and Plan of Reorganization.


PRINCIPAL INVESTMENT RISKS

  What are the principal investment risks of International Stock Fund, and how do they compare with those of International Equity Fund?


The principal risks associated with each fund are generally similar because the funds have generally similar investment goals and strategies. The principal risks of investing in International Stock Fund (the "Fund" for purposes of this section) are described below. There are many circumstances (including additional risks that are not described here) which could prevent the Fund from achieving its investment goal. You may lose money by investing in the Fund.



Both Funds are subject to management risk, market risk, equity risk, the risks associated with investing in foreign securities, the risks associated with investing in emerging markets and market timers risk. The Funds will also be subject to foreign currency risk and the risks associated with investing in derivatives to the extent they invest in such derivatives. In addition, because each Fund may invest 25% or more of its assets in the securities of companies located in one country, each Fund is subject to country risk. International Stock Fund may also be subject to the risks associated with investing in convertible securities to the extent it invests in such securities. The actual risks of investing in each Fund depend on the securities held in each Fund's portfolio and on market conditions, both of which change over time.



Management risk means that the advisor's investment decisions might produce losses or cause the Fund to underperform when compared to other funds with a similar investment goal. Market risk means that security prices in a market, sector or industry may fall, reducing the value of your investment. Because of management and market risk, there is no guarantee that the Fund will achieve its investment goal or perform favorably among comparable funds.

Since it purchases equity securities, the Fund is subject to equity risk. This is the risk that stock prices will fall over short or extended periods of time. Although the stock market has historically outperformed other asset classes over the long term, the stock market tends to move in cycles. Individual stock prices may fluctuate drastically from day-to-day and may underperform other asset classes over an extended period of time. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. These price movements may result from factors affecting individual companies, industries or the securities market as a whole.



Foreign securities are subject to special risks. Foreign markets can be extremely volatile. The liquidity of foreign securities may be more limited than that of domestic securities, which means that the Fund may, at times, be unable to sell foreign securities at desirable prices. Brokerage commissions, custodial fees and other fees are generally higher for foreign investments. In addition, foreign governments may impose withholding taxes which would reduce the amount of income and capital gains available to distribute to shareholders. Other risks include: possible delays in the settlement of transactions or in the notification of income; less publicly available information about companies; the impact of political, social or diplomatic events; possible seizure, expropriation or nationalization of the company or its assets; and possible imposition of currency exchange controls.


Investment in emerging markets is subject to additional risk. The risks of foreign investments are typically increased in less developed countries, which are sometimes referred to as emerging markets. For example, political and economic structures in these countries may be new and developing rapidly, which may cause instability. These countries are also more likely to experience high levels of inflation, deflation or currency devaluations, which could hurt their economies and securities markets.


The Fund is also subject to foreign currency risk. In managing currency exposure, the Fund may enter into forward currency contracts. A forward currency contract involves an agreement to purchase or sell a specified currency at a specified future price set at the time of the contract. When the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, it may desire to "lock in" the U.S. dollar price of the security. The Fund will only enter into forward contracts for hedging and not for purposes of speculation. Under normal market conditions, no more than 25% of the Fund's assets may be committed to currency exchange contracts.

The Fund may also invest in stock futures and option contracts, which are traditional types of derivatives. A derivative is a financial contract whose value is based on (or "derived" from) a traditional security (such as a stock or bond), an asset (such as a commodity like gold), or a market index (such as the S&P 500 Index). Losses (or gains) involving derivatives can sometimes be substantial. Some forms of derivatives, such as exchange-traded futures and options on securities, commodities, or indexes, have been trading on regulated exchanges for more than two decades. These types of derivatives are standardized contracts that generally can easily be bought and sold, and whose market values are determined and published daily. Non-standardized derivatives, on the other hand, tend to be more specialized or complex and may be harder to value. If used for speculation or as leveraged investments, derivatives can carry considerable risk. The Fund will not use derivatives for speculative purposes or as leveraged investment that may magnify gains or losses.


Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted or exchanged (by the holder or by the issuer) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio or predetermined price (the conversion price). A convertible security may be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value tends to reflect the market price of the common stock of the issuing company when that stock price approaches or is greater than its conversion price. As the market price of the underlying common stock declines, the price of the convertible security tends to be influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before the company's common stockholders but after holders of any senior debt obligations of the company. Consequently, the issuer's convertible securities generally entail less risk than its common stock but more risk than its debt obligations.


Because the Fund invests predominantly in foreign securities, the Fund may be particularly susceptible to market timers. Market timers generally attempt to take advantage of the way the Fund prices its shares by trading based on market information they expect will lead to a change in the Fund's net asset value on the next pricing day. Market timing activity may be disruptive to Fund management and, since a market timer's profits are effectively paid directly out of the Fund's assets, negatively impact the investment returns of other shareholders. Although the fund has adopted certain policies and methods intended to identify and to discourage frequent trading based on this strategy, it cannot ensure that all such activity can be identified or terminated.



An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


INFORMATION ABOUT THE ACQUISITION

  Terms of the Agreement and Plan of Reorganization


If approved by the shareholders of International Equity Fund, the Acquisition is expected to occur on or around February 25, 2005, or such other date as the parties may agree, under the Agreement and Plan of Reorganization. Please review Appendix A to this Prospectus/Proxy Statement for more information regarding the Agreement and Plan of Reorganization. The following is a brief summary of the principal terms of the Agreement and Plan of Reorganization:


- International Equity Fund will transfer all of the assets and liabilities attributable to each class of its shares to the International Stock Fund in exchange for shares of the same class of the International Stock Fund (except that Class T shares of the International Equity Fund will be exchanged for Class A shares of the International Stock Fund) with an aggregate net asset value equal to the net value of the transferred assets and liabilities.


- The Acquisition will close on the next business day after the time (currently scheduled to be 4:00 p.m. Eastern Time on February 25, 2005, or such other date and time as the parties may determine) when the net assets of each fund are valued for purposes of the Acquisition.


- The shares of each class of International Stock Fund received by International Equity Fund will be distributed to the shareholders of the same class of International Equity Fund (except that the Class T shareholders of International Equity Fund will receive Class A shares of International Stock
  Fund) pro rata in accordance with their percentage ownership of such class of shares of International Equity Fund in full liquidation of International Equity Fund.

- After the Acquisition, International Equity Fund will be terminated, and its affairs will be wound up in an orderly fashion.

- The Acquisition requires approval by International Equity Fund's shareholders and satisfaction of a number of other conditions; the Acquisition may be terminated at any time with the approval of the Trustees of Trust XI and the Directors of International Equity Fund.

Shareholders who object to the Acquisition will not be entitled under Massachusetts law or the Declaration of Trust of the Trust XI to demand payment for, or an appraisal of, their shares. However, they should be aware that the Acquisition as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Acquisition is consummated, shareholders will be free to redeem the shares which they receive in the transaction at their current net asset value, less any applicable CDSC. In addition, shares may be redeemed at any time prior to the consummation of the Acquisition.

  Shares You Will Receive

If the Acquisition occurs, shareholders of Class A, B, C, G and Z shares of International Equity Fund will receive shares in International Stock Fund of the same class that they currently own in International Equity Fund. Shareholders of Class T shares of International Equity Fund will receive Class A shares of International Stock Fund. In comparison to the shares you currently own, the shares you receive will have the following characteristics:

- They will have an aggregate net asset value equal to the aggregate net asset value of your current shares as of the business day before the closing of the Acquisition.

- Except as noted below for Class T shareholders, they will bear the same sales charges, redemption fees and CDSCs, if any, as your current shares to the extent such charges and fees apply, and for purposes of determining the CDSC applicable to any redemption and/or conversion of Class B shares to Class A shares, if applicable, the new shares will continue to age from the date you purchased your International Equity Fund shares.

- Class G shares received in the Acquisition will convert to Class A shares of International Stock Fund at the same time that the holder's Class G shares of International Equity Fund would have converted to Class T shares of such Fund.

- The procedures for purchasing and redeeming your shares will not change as a result of the Acquisition.

- You will have the same exchange options as you currently have, although Class T shareholders receiving Class A shares of International Stock

  Fund may exchange their shares for Class A shares of another fund distributed by Columbia Funds Distributor, Inc.


- You will have voting and other rights generally similar to those you currently have, but as a shareholder of International Stock Fund. Please see Appendix F to this Prospectus/Proxy Statement for more information regarding the differences between the rights of shareholders of International Equity Fund and those of International Stock Fund.



Information concerning the capitalization of each of the funds is contained in Appendix C to this Prospectus/Proxy Statement.



  Reasons for the Acquisition and Trustees' Considerations



The Trustees of Trust XI, including all Trustees who are not "interested persons" (as such term is defined in the Investment Company Act of 1940, as amended) of Trust XI, Columbia Management or its affiliates have determined on behalf of International Equity Fund that the Acquisition would be in the best interests of International Equity Fund's shareholders and that the interests of existing shareholders in International Equity Fund would not be diluted as a result of the Acquisition. The Trustees have unanimously approved the Agreement and Plan of Reorganization and the Acquisition, and recommended that fund shareholders vote in favor of the Acquisition by approving the Agreement and Plan of Reorganization.



Columbia proposed the Acquisition to the Trustees of Trust XI at a meeting held on October 13, 2004 because the Acquisition is expected to create a larger fund with an investment goal and strategies generally similar to those of International Equity Fund.


At the meeting, the Trustees (with the advice and assistance of independent counsel) of Trust XI considered, among other things:


1. the Acquisition as part of a continuing initiative to streamline and improve the offerings of the Columbia funds family;


2. various potential shareholder benefits of the Acquisition;


3. the current asset level of International Equity Fund and the combined pro forma asset level of International Stock Fund (assuming the Acquisition occurs);



4. the historical performance results of the funds (see "Performance Information" below), although no assurance can be given that International Stock Fund will achieve any particular level of performance after the Acquisition;

5. the investment objectives and principal investment strategies of International Equity Fund and International Stock Fund;



6. the fact that International Stock Fund is expected to have a higher investment advisory fee and, accordingly, higher total operating expense ratios than International Equity Fund;



7. the historical and pro forma tax attributes of the funds and the effect of the Acquisition on certain tax losses of the funds (see "Federal Income Tax Consequences" below);



8. that the funds would bear at least part of the expenses associated with the Acquisition; and


9. the potential benefits of the Acquisition to Columbia Management and its affiliates.


If approved, the Acquisition will combine International Equity Fund's assets with those of International Stock Fund, resulting in a combined portfolio that is significantly larger than International Equity Fund (allowing the potential for more efficient operation by spreading relatively fixed costs, such as audit and legal fees, over a larger asset base). Larger mutual funds generally have more buying power (for example, they have greater opportunity to purchase round lots of securities) and are better able to diversify their portfolios.



Columbia Management also believes that the Acquisition helps eliminate overlapping products. Both funds are international equity funds. Columbia Management believes that streamlining its product offerings in a particular asset segment will help minimize investor confusion.


  Performance Information


The charts below show the percentage gain or loss in each calendar year for the 10-year period ending December 31, 2003, for the Class A shares of each of International Equity Fund and International Stock Fund. They should give you a general idea of how each fund's return has varied from year to year. The charts include the effects of fund expenses, but not sales charges (if applicable to the fund's shares). Returns would be lower if any applicable sales charges were included. The calculations of total return assume the reinvestment of all dividends and capital gain distributions on the reinvestment date. Performance results include the effect of expense reduction arrangements, if any. If these arrangements had not been in place, the performance results would have been lower. AS WITH ALL MUTUAL FUNDS, PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE RESULTS. No assurance can be given that International Stock Fund will achieve any particular level of performance after the Acquisition.



Additional discussion of the manner of calculation of total return is contained in each fund's respective Prospectuses and Statement of Additional Information.

            INTERNATIONAL EQUITY FUND (CLASS A)(1)

                                  (BAR CHART)

                  11.74%  10.74%  14.09%  21.99%  41.89%                          34.76%
          -2.39%                                          -19.91% -26.89% -19.40%
           1994    1995    1996    1997    1998    1999    2000    2001    2002    2003

  The Class' year-to-date total return through  For period shown in bar chart:
  September 30, 2004 was -0.16%                 Best quarter: Fourth Quarter 1999,
                                                +24.53%
                                                Worst quarter: Third Quarter 2002,
                                                -20.79%


 (1) The calendar year total returns shown for Class A shares for periods prior to November 18, 2002, the date on which Class A shares were initially offered by the fund, include the returns of Trust Shares of the Galaxy International Equity Fund (the "Galaxy Fund"), the predecessor to the fund.



              INTERNATIONAL STOCK FUND (CLASS A)

                                  (BAR CHART)

                  5.15%   16.59%  11.47%  12.83%  57.93%                          32.24%
          -2.47%                                          -22.64% -18.47% -16.10%
           1994    1995    1996    1997    1998    1999    2000    2001    2002    2003

  The Class' year-to-date total return through  For period shown in bar chart:
  September 30, 2004 was -0.15%                 Best quarter: Fourth Quarter 1999,
                                                +34.96%
                                                Worst quarter: Third Quarter 2002,
                                                -18.71%


The following tables list each fund's average annual total return for each class of its shares for the one-year, five-year and 10-year periods ending

December 31, 2003 (including applicable sales charges) for Class A, B, C, T, G and Z shares of the International Equity Fund and for Class A, B, C and Z shares of the International Stock Fund. These tables are intended to provide you with some indication of the risks of investing in the funds. At the bottom of each table, you can compare the funds' performance with one or more indices.


After-tax returns are calculated using the historical highest individual federal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and may not be relevant to investors who hold shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

                           INTERNATIONAL EQUITY FUND


AVERAGE ANNUAL TOTAL RETURNS - FOR PERIODS ENDED DECEMBER 31, 2003


                                                1 YEAR    5 YEARS    10 YEARS
Class A (%)
  Return Before Taxes                           26.10       -3.65(2)    3.22(2)
  Return After Taxes on Distributions           26.28       -4.69(2)    2.13(2)
  Return After Taxes on Distributions and Sale
    of Fund Shares                              17.32       -3.30(2)    2.35(2)
-----------------------------------------------------------------------------
Class B (%)
  Return Before Taxes                           27.97       -3.37(2)    3.52(2)
  Return After Taxes on Distributions           28.25       -4.26(2)    2.52(2)
  Return After Taxes on Distributions and Sale
    of Fund Shares                              18.45       -2.98(2)    2.68(2)
-----------------------------------------------------------------------------
Class C (%)
  Return Before Taxes                           31.22       -3.16(2)    3.46(2)
  Return After Taxes on Distributions           31.49       -4.04(2)    2.46(2)
  Return After Taxes on Distributions and Sale
    of Fund Shares                              20.56       -2.80(2)    2.63(2)
-----------------------------------------------------------------------------
Class T
  Return Before Taxes                           26.40       -3.72(3)    3.10(3)
  Return After Taxes on Distributions           26.64       -4.73(3)    2.04(3)
  Return After Taxes on Distributions and Sale
    of Fund Shares                              17.43       -3.35(3)    2.27(3)
-----------------------------------------------------------------------------
Class G (%)
  Return Before Taxes                           27.90       -3.87(3)    3.35(3)
  Return After Taxes on Distributions           28.17       -4.70(3)    2.38(3)
  Return After Taxes on Distributions and Sale
    of Fund Shares                              18.41       -3.34(3)    2.56(3)
-----------------------------------------------------------------------------
Class Z (%)
  Return Before Taxes                           34.76       -2.03(4)    4.25(4)
  Return After Taxes on Distributions           34.89       -3.21(4)    3.05(4)
  Return After Taxes on Distributions and Sale
    of Fund Shares                              23.04       -2.05(4)    3.19(4)
-----------------------------------------------------------------------------
MSCI EAFE Index                                 38.59       -0.05       4.47
-----------------------------------------------------------------------------
MSCI All Country World ex. U.S. Index**         41.38        1.54       4.66
-----------------------------------------------------------------------------


 (2) The average annual total returns shown include the returns of Prime A Shares (for Class A shares) and Prime B Shares (for Class B Shares) of the Galaxy Fund for periods prior to November 18, 2002, the date on which Class A and Class B shares were initially offered by the fund. The returns shown for Class A shares and Class B shares also include the returns of Retail A Shares of the Galaxy Fund (adjusted, as necessary, to reflect the sales charges applicable to Class A shares and Class B shares, respectively) for period prior to the date of inception of Prime A and Prime B Shares (October 31, 1998). Class A and Class B shares generally would have had substantially similar returns to Retail A Shares because they would have been invested in the same portfolio of securities, although returns would have been lower to the extent that expenses for Class A and B shares exceed expenses paid b Retail A Shares. The returns shown for Class C shares include the returns of Prime B Shares of the Galaxy Fund (adjusted to reflect the sales charge applicable to Class C shares) for periods prior to November 18, 2002, the date on which Class C shares were initially offered by the fund. The returns shown for Class C shares also include the returns of Retail A shares of the Galaxy Fund (adjusted to reflect the sales charges applicable to Class C shares) for periods prior to the date of inception of Retail B Shares (October 31, 1998). Class C shares generally would have had substantially similar returns because they would have been invested in the same portfolio of securities, although the returns would have been lower to the extent that expenses for Class C shares exceed expenses paid by Retail A and Retail B Shares.



 (3) The average annual total returns shown include the returns of Retail A Shares (for Class T shares) and Retail B Shares (for Class G shares) of the Galaxy Fund for periods prior to November 18, 2002, the date on which Class T and Class G shares were initially offered by the fund. The returns shown for Class G shares also include the returns of Retail A Shares (adjusted to reflect the sales charges applicable to Class T shares) for periods prior to the inception of Retail B Shares of the Galaxy Fund (October 31, 1998). Retail A Shares of the Galaxy Fund were initially offered on December 30, 1991. Class B shares generally would have had substantially similar returns to Retail A Shares because they would have been invested in the same portfolio securities, although the returns would have been lower to the extent that expenses for Class G shares exceed expenses paid by Retail A Shares.


 (4) The average annual total returns shown include returns of Trust Shares of the Galaxy Fund for periods prior to November 18, 2002, the date on which Class Z shares were initially offered by the Fund.

 ** The Morgan Stanley Capital International (MSCI) All Country World ex. U.S. Index is an unmanaged index of global stock market performance that includes developed and emerging markets but excludes the United States.

                          INTERNATIONAL STOCK FUND(5)

AVERAGE ANNUAL TOTAL RETURNS - FOR PERIODS ENDED DECEMBER 31, 2003

                                                1 YEAR    5 YEARS    10 YEARS
Class A (%)
  Return Before Taxes                            24.64      0.82       4.59
  Return After Taxes on Distributions            24.78     -0.21       3.35
  Return After Taxes on Distributions and Sale
    of Fund Shares                               16.15      0.47       3.45
-----------------------------------------------------------------------------
Class B (%)
  Return Before Taxes                            26.04      1.45       5.08
  Return After Taxes on Distributions            26.19      0.40       3.84
  Return After Taxes on Distributions and Sale
    of Fund Shares                               17.07      1.02       3.89
-----------------------------------------------------------------------------
Class C (%)
  Return Before Taxes                            30.14      1.79       5.09
  Return After Taxes on Distributions            30.29      0.75       3.84
  Return After Taxes on Distributions and Sale
    of Fund Shares                               19.74      1.30       3.90
-----------------------------------------------------------------------------
Class Z (%)
  Return Before Taxes                            33.08      2.15       5.28
  Return After Taxes on Distributions            33.45      1.14       4.04
  Return After Taxes on Distributions and Sale
    of Fund Shares                               22.02      1.64       4.08
-----------------------------------------------------------------------------
MSCI EAFE Index (%)*                             38.54     -0.05       4.47
-----------------------------------------------------------------------------
MSCI AC World Free Ex US Index (%)*              41.38      1.54       4.66


 (5) Class A, Class B, Class C and Class G are newer classes of shares. Their performance information includes returns of the fund's Class Z shares (the oldest existing fund class) for periods prior to their inception. These returns have not been restated to reflect any differences in expenses (such as Rule 12b-1 fees) between Class Z shares and the newer classes of shares. If differences in expenses had been reflected, the returns shown for periods prior to the inception of the newer classes of shares would have been lower. Class C shares were initially offered on October 13, 2003, Class A and B shares were initially offered on November 1, 2002, Class G shares had not been offered by December 31, 2003, and Class Z shares were initially offered on October 1, 1992.



 * The Morgan Stanley Capital International Europe, Australasia and Far East Index (the "MSCI EAFE Index") is an unmanaged index representing major stock markets in Europe, Australasia and the Far East. The Morgan Stanley Capital International All Country World Free Ex US Index (the "MSCI AC World Free Ex US Index") is an unmanaged index representing both developed and emerging markets of 49 countries, excluding the U.S. The adviser intends to replace the MSCI EAFE Index with the MSCI AC World Free Ex US Index as the fund's Broad Index, as it is more representative of the fund's investment holdings. Unlike the fund, indices are not investments, do not incur fees, expenses or taxes and are not professionally managed.

  Federal Income Tax Consequences


The Acquisition is intended to be a tax-free reorganization. Ropes & Gray LLP will deliver to International Equity Fund and International Stock Fund an opinion, and the closing of the Acquisition will be conditioned on receipt of such opinion, to the effect that, on the basis of existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), although not entirely free from doubt, for federal income tax purposes:


- the Acquisition will constitute a reorganization within the meaning of Section 368(a) of the Code, and International Equity Fund and International Stock Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

- under Section 361 of the Code, no gain or loss will be recognized by International Equity Fund upon the transfer of its assets to International Stock Fund in exchange for International Stock Fund shares and the assumption by International Stock Fund of International Equity Fund's liabilities, or upon the distribution of International Stock Fund shares by International Equity Fund to its shareholders in liquidation;

- under Section 354 of the Code, no gain or loss will be recognized by shareholders of International Equity Fund on the distribution of International Stock Fund shares to them in exchange for their shares of International Equity Fund;

- under Section 358 of the Code, the aggregate tax basis of International Stock Fund shares that International Equity Fund's shareholders receive in exchange for their International Equity Fund shares will be the same as the aggregate tax basis of International Equity Fund shares exchanged therefor;

- under Section 1223(1) of the Code, an International Equity Fund shareholder's holding period for International Stock Fund shares received will be determined by including the holding period for International Equity Fund shares exchanged therefor, provided that the shareholder held International Equity Fund shares as a capital asset;

- under Section 1032 of the Code, no gain or loss will be recognized by International Stock Fund upon receipt of the assets transferred to International Stock Fund in exchange for International Stock Fund shares and the assumption by International Stock Fund of the liabilities of International Equity Fund;

- under Section 362(b) of the Code, International Stock Fund's tax basis in the assets that the International Stock Fund receives from

International Equity Fund will be the same as International Equity Fund's tax basis in such assets immediately prior to such exchange;

- under Section 1223(2) of the Code, International Stock Fund's holding periods in such assets will include International Equity Fund's holding periods in such assets; and

- under Section 381 of the Code, International Stock Fund will succeed to the capital loss carryovers of the International Equity Fund, if any, but the use by International Stock Fund of any such capital loss carryovers (and of capital loss carryovers of the International Stock Fund) may be subject to limitation under Section 383 of the Code.


The opinion will be based on certain factual certifications made by officers of Trust XI and International Stock Fund will also be based on customary assumptions. The opinion is not a guarantee that the tax consequences of the Acquisition will be as described above.


Ropes & Gray LLP will express no view with respect to the effect of the Acquisition on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.


Prior to the closing of the Acquisition, International Equity Fund will, and International Stock Fund may, declare a distribution to shareholders, which together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net capital gains, including those realized on disposition of portfolio securities in connection with the Acquisition (after reduction by any available capital loss carryforwards), if any, through the closing of the Acquisition. Such distributions will be taxable to shareholders.



International Stock Fund's ability to carry forward the pre-Acquisition losses of International Equity Fund will technically be limited as a result of the Acquisition due to the effect of loss limitation rules under applicable tax law. The effect of this limitation, however, will depend on the amount of losses in each fund at the time of the Acquisition. For example, based on data as of September 29, 2004, International Equity Fund had pre-Acquisition "net losses" (i.e., capital loss carryforwards as of last fiscal year end as adjusted by year-to-date realized gains or losses and all unrealized gains) equal to 55% of its net assets. At that time, International Stock Fund had net realized and unrealized gains that exceeded its capital loss carryforwards, and hence no net losses. If the Acquisition were to have occurred on September 29, 2004, the combined fund would have had net losses equal to 10% of its net assets. Due to the combined effects of loss limitation rules and the spreading of losses over a larger asset base, the amount of losses as a percentage of net assets available to shelter future growth of International Equity Fund would have decreased from 55% to 10% (a difference of 45 percentage points), and the same figure with respect to International Stock Fund would have increased from 0% to 10% (a difference of 10 percentage points). In addition, International Equity Fund's pre-Acquisition losses would have been unavailable to offset the pre-Acquisition unrealized gains of International Stock Fund. If those unrealized gains had been recognized as of the date of the Acquisition, the combined fund would have been required to make a taxable distribution equal to 1.79% of its net assets to all its shareholders. As a result, shareholders of International Equity Fund could, under certain circumstances, pay more taxes, or pay taxes sooner, than they would if the Acquisition had not occurred.

This description of the federal income tax consequences of the Acquisition is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisors as to the specific consequences to them of the Acquisitions, including the applicability and effect of state, local, non-U.S. and other tax laws.

THE TRUSTEES OF TRUST XI UNANIMOUSLY RECOMMEND APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION.

  Required Vote for the Proposal

Approval of the Agreement and Plan of Reorganization will require the affirmative vote of the holders of the lesser of (1) more than 50% of the outstanding shares of International Equity Fund or (2) 67% or more of the shares present at the meeting if more than 50% of the outstanding shares of International Equity Fund are represented at the meeting in person or by proxy. A vote of the shareholders of International Stock Fund is not needed to approve the Acquisition.

                                    GENERAL

INVESTMENT ADVISOR


Columbia Management, located at 100 Federal Street, Boston, Massachusetts 02110, is each fund's investment advisor. Columbia Management is responsible for each fund's management, subject to oversight by the fund's Board of Trustees. In its duties as investment advisor, Columbia Management runs each fund's day-to-day business, including placing all orders for the purchase and sale of the fund's portfolio securities. Columbia Management is a direct wholly owned subsidiary of Columbia, which is an indirect wholly owned subsidiary of Bank of America Corporation. Prior to April 1, 2004, Columbia was an indirect wholly owned subsidiary of FleetBoston Financial Corporation. Effective April 1, 2004, FleetBoston Financial Corporation was acquired by Bank of America Corporation. Columbia Management, a registered investment advisor, has been an investment advisor since 1969.


VOTING INFORMATION


The Trustees of Trust XI are soliciting proxies from the shareholders of International Equity Fund in connection with the Meeting, which has been called to be held at 2:00 p.m. Eastern Time on Wednesday, February 16, 2005, at the funds' offices at One Financial Center, Boston, Massachusetts 02111. The meeting notice, this Prospectus/Proxy Statement and proxy inserts are being mailed to shareholders beginning on or about January [__], 2005.


  Information About Proxies and the Conduct of the Meeting


Solicitation of Proxies. Proxies will be solicited primarily by mailing this Prospectus/Proxy Statement and its enclosures, but proxies may also be solicited through further mailings, telephone calls, personal interviews or e-mail by officers of International Equity Fund or by employees or agents of Columbia and its affiliated companies. In addition, ALAMO direct Mail Services, Inc., 280 Oser Avenue, Hauppauge, NY 11788, has been engaged to assist in the solicitation of proxies, at an estimated cost of approximately $[ ________ ].



  Voting Process


You can vote in any one of the following ways:

     a. By mail, by filling out and returning the enclosed proxy card;

     b. By phone, fax or Internet (see enclosed proxy insert for instructions);
        or

     c. In person at the Meeting.

Shareholders who owned shares on the record date, December 1, 2004, are entitled to vote at the Meeting. For each full share of International Equity Fund that you hold, you are entitled to one vote, and for each fractional share you hold, you are entitled to a proportionate fractional vote. If you choose to vote by mail or fax and you are an individual account owner, please sign exactly as your name appears on the proxy insert. Either owner of a joint account may sign the proxy insert, but the signer's name must exactly match the name that appears on the card.


Costs. The estimated costs of the Meeting, including the costs of soliciting proxies, and the costs of the Acquisition to be borne by International Stock Fund and International Equity Fund are approximately $17,626 and $26,869, respectively. Columbia is also bearing a portion of such costs. This portion to be borne by Columbia is in addition to the amounts to be borne by the funds. In the event that the shareholders of International Equity Fund do not approve the Agreement and Plan of Reorganization or the Acquisition does not close for any reason, Columbia will bear the costs of the failed Acquisition which would otherwise have been borne by International Stock Fund and International Equity Fund.


Voting and Tabulation of Proxies. Shares represented by duly executed proxies will be voted as instructed on the proxy. If no instructions are given, the proxy will be voted in favor of the Proposal. You can revoke your proxy by sending a signed, written letter of revocation to the Secretary of International Equity Fund, by properly executing and submitting a later-dated proxy or by attending the Meeting and voting in person.

Votes cast in person or by proxy at the Meeting will be counted by persons appointed by International Equity Fund as tellers for the Meeting (the "Tellers"). A majority of the shares of International Stock Fund entitled to vote on the record date, present in person or represented by proxy, constitute a quorum for the transaction of business by the shareholders of International Equity Fund at the Meeting. In determining whether a quorum is present, the Tellers will count shares represented by proxies that reflect abstentions and "broker non-votes" as shares that are present and entitled to vote. Abstentions and broker non-votes have the effect of a negative vote on the Proposal. "Broker non-votes" are shares held by brokers or nominees as to which (i) the broker or nominee does not have discretionary voting power and (ii) the broker or nominee has not received instructions from the beneficial owner or other person who is entitled to instruct how the shares will be voted.


Underwriter's Addresses. The address of each fund's principal underwriter, Columbia Funds Distributor, Inc., is One Financial Center, Boston, Massachusetts 02111.



Share Ownership. Appendix B to this Prospectus/Proxy Statement lists the total number of shares outstanding as of December 1, 2004, for each class of International Equity Fund entitled to vote at the Meeting. It also identifies holders of more than five percent of any class of shares of each fund, and contains information about the executive officers, Directors and/or Trustees of the funds and their shareholdings in the Funds and the Trusts.


Adjournments; Other Business. If International Equity Fund has not received enough votes by the time of the Meeting to approve the Proposal, the persons named as proxies may propose that such Meeting be adjourned one or more times to permit further solicitation of proxies. Any adjournment requires the affirmative vote of a majority of the total number of shares of International Equity Fund that are present in person or by proxy on the question when the adjournment is being voted on. The persons named as proxies will vote in favor of any such adjournment all proxies that they are entitled to vote in favor of the Proposal. They will vote against any such adjournment any proxy that directs them to vote against the Proposal. They will not vote any proxy that directs them to abstain from voting on the Proposal.

The Meeting has been called to transact any business that properly comes before it. The only business that management of International Equity Fund intends to present or knows that others will present is the Proposal.

APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION


THIS AGREEMENT AND PLAN OF REORGANIZATION dated as of December 17, 2004, is by and among Columbia Funds Trust XI (the "Trust"), a Massachusetts business trust established under a Declaration of Trust dated January 8, 1987, as amended, on behalf of Columbia International Equity Fund (the "Acquiring Fund"); Columbia International Stock Fund, Inc. (the "Acquiring Fund"), an Oregon corporation established under Articles of Incorporation dated June 29, 1992, as amended; and Columbia Management Group, Inc. ("Columbia").


This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Sections 361(a) and Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and any successor provision. The reorganization will consist of the transfer of all of the assets of the Acquired Fund attributable to its Class A shares in exchange for Class A shares of Common Stock of the Acquiring Fund ("Class A Acquisition Shares"), the transfer of all of the assets of the Acquired Fund attributable to its Class B shares in exchange for Class B shares of Common Stock of the Acquiring Fund ("Class B Acquisition Shares"), the transfer of all of the assets of the Acquired Fund attributable to its Class C shares in exchange for Class C shares of Common Stock of the Acquiring Fund ("Class C Acquisition Shares"), the transfer of all of the assets of the Acquired Fund attributable to its Class T shares in exchange for Class A shares of Common Stock of the Acquiring Fund ("Class T/A Acquisition Shares"), the transfer of all of the assets of the Acquired Fund attributable to its Class G shares in exchange for Class G shares of Common Stock of the Acquiring Fund ("Class G Acquisitions Shares") and the transfer of all of the assets of the Acquired Fund attributable to its Class Z shares in exchange for Class Z shares of Common Stock of the Acquiring Fund ("Class Z Acquisition Shares" and together with the Class A Acquisition Shares, Class B Acquisition Shares, Class C Acquisition Shares , Class T/A Acquisition Shares and Class G Acquisition Shares, the "Acquisition Shares") and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (other than certain expenses of the reorganization contemplated hereby) and the distribution of the Class A Acquisition Shares, the Class B Acquisition Shares, the Class C Acquisition Shares, the Class T/A Acquisition Shares, Class G Acquisition Shares and the Class Z Acquisition Shares to the Class A, Class B, Class C, Class T, Class G and Class Z shareholders, respectively, of the Acquired Fund in liquidation of the Acquired Fund, all upon the terms and conditions set forth in this Agreement.

In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF ACQUIRED FUND IN EXCHANGE FOR ASSUMPTION OF LIABILITIES AND ACQUISITION SHARES AND LIQUIDATION OF ACQUIRED FUND.

     1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein,

        (a) The Trust, on behalf of the Acquired Fund, will transfer and deliver to the Acquiring Fund, and the Acquiring Fund will acquire, all the assets of the Acquired Fund as set forth in paragraph 1.2;

        (b) The Acquiring Fund will assume all of the Acquired Fund's liabilities and obligations of any kind whatsoever, whether absolute, accrued, contingent or otherwise, in existence on the Closing Date (as defined in paragraph 1.2 hereof) (the "Obligations"), except that expenses of reorganization contemplated hereby to be paid by the Acquired Fund pursuant to paragraph 9.2 shall not be assumed or paid by the Acquiring Fund; and

        (c) The Acquiring Fund will issue and deliver to the Acquired Fund in exchange for such assets the number of Class A, Class B, Class C, Class T/A, Class G and Class Z Acquisition Shares (including fractional shares, if any) determined by dividing the net asset values of the Class A, Class B, Class C, Class T, Class G and Class Z shares of the Acquired Fund, respectively, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A, Class B, Class C, Class G or Class Z Acquisition Share, as applicable, computed in the manner and as of the time and date set forth in paragraph 2.2. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

     1.2 The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all cash, securities, dividends and interest receivable, receivables for shares sold and all other assets which are owned by the Acquired Fund on the closing date provided in paragraph
          3.1 (the "Closing Date") and any deferred expenses, other than unamortized organizational expenses, shown as an asset on the books of the Acquired Fund on the Closing Date. The Acquiring Fund agrees that all rights to indemnification and all limitations of liability existing in favor of the Trust's current and former Trustees and officers, acting in their capacities as such, under the Trust's Declaration of Trust and Bylaws as in effect as of the date of this Agreement shall survive the reorganization as obligations of the Acquiring Fund and shall continue in full force and effect, without any amendment thereto, and shall constitute rights which may be asserted against the Trust, its successors or assigns.

     1.3 As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to its Class A shareholders of record ("Acquired Fund Class A Shareholders"), determined as of the close of business on the Valuation Date (as defined in paragraph 2.1), Class A Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; to its Class B shareholders of record ("Acquired Fund Class B Shareholders"), determined as of the close of business on the Valuation Date, Class B Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; to its Class C shareholders of record ("Acquired Fund Class C Shareholders"), determined as of the close of business on the Valuation Date, Class C Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; to its Class T shareholders of record ("Acquired Fund Class T Shareholders"), determined as of the close of business on the Valuation Date, Class T/A Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; to its Class G shareholders of record ("Acquired Fund Class G Shareholders"), determined as of the close of business on the Valuation Date, Class G Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1; and to its Class Z shareholders of record ("Acquired Fund Class Z Shareholders," and collectively with Acquired Fund Class A Shareholders, Acquired Fund Class B Shareholders, Acquired Fund Class C Shareholders, Acquired Fund Class T Shareholders and Acquired Fund Class G Shareholders, the "Acquired Fund Shareholders"), determined as of the close of business on the Valuation Date, Class Z Acquisition Shares received by the Acquired Fund pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer of the Acquisition Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders and representing the respective pro rata number of
        Acquisition Shares due such shareholders. The Acquiring Fund shall not be obligated to issue certificates representing Acquisition Shares in connection with such exchange.

     1.4  With respect to Acquisition Shares distributable pursuant to paragraph
          1.3 to an Acquired Fund Shareholder holding a certificate or certificates for shares of the Acquired Fund, if any, on the Valuation Date, the Trust will not permit such shareholder to receive Acquisition Share certificates therefor, exchange such Acquisition Shares for shares of other investment companies, effect an account transfer of such Acquisition Shares, or pledge or redeem such Acquisition Shares until the Trust has been notified by the Acquired Fund or its agent that such Acquired Fund Shareholder has surrendered all his or her outstanding certificates for Acquired Fund shares or, in the event of lost certificates, posted adequate bond.

     1.5 After the Closing Date, the Acquired Fund shall not conduct any business except in connection with its liquidation.

2.   VALUATION.

     2.1 For the purpose of paragraph 1, the value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the net asset value computed as of the close of regular trading on the New York Stock Exchange on the business day next preceding the Closing (such time and date being herein called the "Valuation Date") using the valuation procedures set forth in the Declaration of Trust of the Trust and the then current prospectus or prospectuses or statement or statements of additional information of the Acquiring Fund (collectively, as amended or supplemented from time to time, the "Acquiring Fund Prospectus"), after deduction for the expenses of the reorganization contemplated hereby to be paid by the Acquired Fund pursuant to paragraph 9.2, and shall be certified by the Acquired Fund.

     2.2 For the purpose of paragraph 2.1, the net asset value of a Class A, Class B, Class C, Class T/A or Class Z Acquisition Share shall be the net asset value per share computed as of the close of regular trading on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Declaration of Trust of the Trust and the Acquiring Fund Prospectus.

3.   CLOSING AND CLOSING DATE.

     3.1 The Closing Date shall be on [ ________ ], 2004, or on such other date as the parties may agree. The Closing shall be held at 9:00 a.m. at Columbia's offices, One Financial Center, Boston, Massachusetts 02111, or at such other time and/or place as the parties may agree.

     3.2 The portfolio securities of the Acquired Fund shall be made available by the Acquired Fund to State Street Bank and Trust Company, as custodian for the Acquiring Fund (the "Custodian"), for examination no later than five business days preceding the Valuation Date. On the Closing Date, such portfolio securities and all the Acquired Fund's cash shall be delivered by the Acquired Fund to the Custodian for the account of the Acquiring Fund, such portfolio securities to be duly endorsed in proper form for transfer in such manner and condition as to constitute good delivery thereof in accordance with the custom of brokers or, in the case of portfolio securities held in the U.S. Treasury Department's book-entry system or by the Depository Trust Company, Participants Trust Company or other third party depositories, by transfer to the account of the Custodian in accordance with Rule 17f-4, Rule 17f-5 or Rule 17f-7, as the case may be, under the Investment Company Act of 1940, as amended (the "1940 Act") and accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. The cash delivered shall be in the form of currency or certified or official bank checks, payable to the order of "State Street Bank and Trust Company, custodian for Columbia International Equity Fund."

     3.3 In the event that on the Valuation Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquired Fund or the Acquiring Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored within three business days of the Valuation Date, this Agreement may be terminated by either the Trust or the Acquiring Fund upon the giving of written notice to the other party.

     3.4 At the Closing, the Acquired Fund or its transfer agent shall deliver to the Acquiring Fund or its designated agent a list of the names and addresses of the Acquired Fund Shareholders and the number of outstanding shares of beneficial interest of the Acquired Fund owned by each Acquired Fund Shareholder, all as of the close of business on the Valuation Date, certified by the Vice President, Secretary or Assistant Secretary of the Trust. The Acquiring Fund will provide to the Acquired Fund evidence satisfactory to the Acquired Fund that the Acquisition Shares issuable pursuant to paragraph 1.1 have been credited to the Acquired Fund's account on the books of the Acquiring Fund. On the Liquidation Date, the Acquiring Fund will provide to the Acquired Fund evidence satisfactory to the Acquired Fund that such Acquisition Shares have been credited pro rata to open accounts in the names of the Acquired Fund Shareholders as provided in paragraph 1.3.

     3.5 At the Closing each party shall deliver to the other such bills of sale, instruments of assumption of liabilities, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request in connection with the transfer of assets, assumption of liabilities and liquidation contemplated by paragraph 1.

4.   REPRESENTATIONS AND WARRANTIES.

     4.1 The Trust, on behalf of the Acquired Fund represents and warrants the following to the Acquiring Fund as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing Date:

        (a) The Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts;

        (b) The Trust is a duly registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect, and the Acquired Fund is a separate series thereof duly designated in accordance with the applicable provisions of the Declaration of Trust of the Trust and the 1940 Act;

        (c) The Trust is not in violation in any material respect of any provision of its Declaration of Trust or Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust is a party or by which the Acquired Fund is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

        (d) The Acquired Fund has no material contracts or other commitments (other than this Agreement and such other contracts as may be entered into in the ordinary course of its business) which if terminated may result in material liability to the Acquired Fund or under which (whether or not terminated) any material payments for periods subsequent to the Closing Date will be due from the Acquired Fund;

        (e) To the knowledge of the Trust, except as has been disclosed in writing to the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Trust or the Acquired Fund, or any of their properties or assets or any person whom the Acquired Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and neither the Trust nor the Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transactions contemplated hereby;

        (f) The statement of assets and liabilities, the statement of operations, the statement of changes in net assets, and the schedule of investments of the Acquired Fund at, as of and for the year ended September 30, 2004, audited by PricewaterhouseCoopers LLP, copies of which have been furnished to the Acquiring Fund, fairly reflect the financial condition and results of operations of the Acquired Fund as of such dates and for the periods then ended in accordance with generally accepted accounting principles consistently applied, and the Acquired Fund has no known liabilities of a material amount, contingent or otherwise, other than those shown on the statements of assets referred to above or those incurred in the ordinary course of its business since September 30, 2004;

        (g) Since September 30, 2004, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business), or any incurrence by the Acquired Fund of indebtedness, except as disclosed in writing to the Acquiring Fund. For the purposes of this subparagraph (g), distributions of net investment income and net realized capital gains, changes in portfolio securities, changes in the market value of portfolio securities or net redemptions shall be deemed to be in the ordinary course of business;

        (h) As of the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date (giving effect to extensions) shall have been filed, and all federal and other taxes shown to be due on such returns and reports or on any assessment received shall have been paid, or provisions shall have been made for the payment thereof. All of the Acquired Fund's tax liabilities will have been adequately provided for on its books. To the best of the Acquired Fund's knowledge, it will not have had any tax deficiency or liability asserted against it or question with respect thereto raised, and it will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid;

        (i) The Acquired Fund meets the requirements of subchapter M of the Code for treatment as a "regulated investment company" within the meaning of Section 851 of the Code, and will continue meeting such requirements at all times through the Closing Date. Neither the Trust nor the Acquired Fund has at any time since its inception been liable for nor is now liable for any material income or excise tax pursuant to Section 852 or 4982 of the Code. The Acquired Fund has duly filed all federal, state, local and foreign tax returns which are required to have been filed, and all taxes of the Acquired Fund which are due and payable have been paid except for amounts that alone or in the aggregate would not reasonably be expected to have a material adverse effect. The Acquired Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its capital stock and to withholding in respect of dividends and other distributions to shareholders, and is not liable for any material penalties which could be imposed thereunder;

        (j) The authorized capital of the Acquired Fund consists of Class A shares, Class B shares, Class C shares, Class T shares, Class G shares and Class Z shares of beneficial interest, without par value. All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except as set forth in the Acquired Fund's then current prospectus or prospectuses or statement or statements of additional information (collectively, as amended or supplemented from time to time, the "Acquired Fund Prospectus") by the Trust and will have been issued in compliance with all applicable registration or qualification requirements of federal and state securities laws. Except for Class B shares which convert to Class A shares after the expiration of a period of time, no options, warrants or other rights to subscribe for or purchase, or securities convertible into, any shares of beneficial interest of the Acquired Fund are outstanding and none will be outstanding on the Closing Date;

        (k) The Acquired Fund's investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in its prospectus or prospectuses and statement or statements of additional information as in effect from time to time, except as previously disclosed in writing to the Acquiring Fund;

        (l) The execution, delivery and performance of this Agreement has been duly authorized by the Trustees of the Trust, and, upon approval thereof by the required majority of the shareholders of the Acquired Fund, this Agreement will constitute the valid and binding obligation of the Acquired Fund enforceable in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (m) The Acquisition Shares to be issued to the Acquired Fund pursuant to paragraph 1 will not be acquired for the purpose of making any distribution thereof other than to the Acquired Fund Shareholders as provided in paragraph 1.3;

        (n) The information provided by the Acquired Fund for use in the Registration Statement and Prospectus/Proxy Statement referred to in paragraph 5.3 shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations as applicable thereto;

        (o) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act [and state insurance, securities or "Blue Sky" laws (which terms used herein shall include the laws of the District of Columbia and of Puerto Rico)];

        (p) At the Closing Date, the Trust, on behalf of the Acquired Fund, will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.1 and will have full right, power and authority to sell, assign, transfer and deliver the Investments (as defined below) and any other assets and liabilities of the Acquired Fund to be transferred to the Acquiring Fund pursuant to this Agreement. At the Closing Date, subject only to the delivery of the Investments and any such other assets and liabilities and payment therefor as contemplated by this Agreement, the Acquiring Fund will acquire good and marketable title thereto and will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security interests whatsoever and without any restrictions upon the transfer thereof, except as previously disclosed to the Acquiring Fund. As used in this Agreement, the term "Investments" shall mean the Acquired Fund's investments shown on the schedule of its investments as of March 31, 2004, referred to in subparagraph 4.1(f) hereof, as supplemented with such changes in the portfolio as the Acquired Fund shall make, and changes resulting from stock dividends, stock split-ups, mergers and similar corporate actions through the Closing Date;

        (q) At the Closing Date, the Acquired Fund will have sold such of its assets, if any, as are necessary to assure that, after giving effect to the acquisition of the assets of the Acquired Fund pursuant to this Agreement, the Acquiring Fund will remain a "diversified company" within the meaning of Section 5(b)(1) of the 1940 Act and in compliance with such other mandatory investment restrictions as are set forth in the Acquiring Fund Prospectus, as amended through the Closing Date; and

        (r) No registration of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of the Acquiring Fund or the Acquired Fund, except as previously disclosed by the Acquired Fund to the Acquiring Fund.

     4.2 The Acquiring Fund, represents and warrants the following to the Trust and to the Acquired Fund as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing Date:

        (a) The Acquiring Fund is a corporation duly organized and validly existing under the laws of the State of Oregon;

        (b) The Acquiring Fund is a duly registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect;

        (c) The Acquiring Fund Prospectus conforms in all material respects to the applicable requirements of the 1933 Act and the rules and regulations of the Securities and Exchange Commission thereunder and does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and there are no material contracts to which the Acquiring Fund is a party that are not referred to in such Prospectus or in the registration statement of which it is a part;

        (d) At the Closing Date, the Acquiring Fund will have good and marketable title to its assets;

        (e) The Acquiring Fund is not in violation in any material respect of any provisions of its Articles of Incorporation or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which the Acquiring Fund is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

        (f) To the knowledge of the Acquiring Fund, except as has been disclosed in writing to the Trust or the Acquired Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquiring Fund, any of their properties or assets, or any person whom the Acquiring Fund may be obligated to indemnify in connection with such liquidation, proceeding or investigation, and the Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated hereby;

        (g) The statement of assets and liabilities, the statement of operations, the statement of changes in net assets, and the schedule of investments at, as of and for the year ended August 31, 2004, of the Acquiring Fund, audited by PricewaterhouseCoopers LLP, copies of which have been furnished to the Acquired Fund, fairly reflect the financial condition and results of operations of the Acquiring Fund as of such dates and for the periods then ended in accordance with generally accepted accounting principles consistently applied, and the Acquiring Fund has no known liabilities of a material amount, contingent or otherwise, other than those shown on the statements of assets referred to above or those incurred in the ordinary course of its business since August 31, 2004;

        (h) Since August 31, 2004, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business), or any incurrence by the Acquiring Fund of indebtedness. For the purposes of this subparagraph (h), changes in portfolio securities, changes in the market value of portfolio securities or net redemptions shall be deemed to be in the ordinary course of business;

        (i) As of the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date (giving effect to extensions) shall have been filed, and all federal and other taxes shown to be due on such returns and reports or any assessments received shall have been paid, or provisions shall have been made for the payment thereof. All of the Acquiring Fund's tax liabilities will have been adequately provided for on its books. To the best of the Acquiring Fund's knowledge, it will not have not have had any tax deficiency or liability asserted against it or question with respect thereto raised, and it will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid;

        (j) The Acquiring Fund meets the requirements of subchapter M of the Code for treatment as a "regulated investment company" within the meaning of Section 851 of the Code, and will continue meeting such requirements at all times through the Closing Date. The Acquiring Fund has not at any time since its inception been liable for nor is now liable for any material income or excise tax pursuant to Section 852 or 4982 of the Code. The Acquiring Fund has duly filed all federal, state, local and foreign tax returns which are required to have been filed, and all taxes of the Acquiring Fund which are due and payable have been paid except for amounts that alone or in the aggregate would not reasonably be expected to have a material adverse effect. The Acquiring Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its capital stock and to withholding in respect of dividends and other distributions to shareholders, and is not liable for any material penalties which could be imposed thereunder;

        (k) The authorized capital of the Acquiring Fund presently consists of 1,000,000,000 shares of Common Stock, no par value, of such number of different classes as the Board of Directors may authorize from time to time. Subject to approval by the Board of Directors of the Acquiring Fund of the issuance of Class G shares, the outstanding shares of Common Stock in the Acquiring Fund at the Closing Date will be divided into Class A shares, Class B shares, Class C shares, Class D shares, Class G shares and Class Z shares, each having the characteristics described in the Acquiring Fund Prospectus. All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except as set forth in the Acquiring Fund Prospectus) by the Acquiring Fund, and will have been issued in compliance with all applicable registration or qualification requirements of federal and state securities laws. Except for Class B shares which convert to Class A shares no options, warrants or other rights to subscribe for or purchase, or securities convertible into, any shares of Common Stock in the Acquiring Fund of any class are outstanding and none will be outstanding on the Closing Date;

        (l) The Acquiring Fund's investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in the Acquiring Fund Prospectus;

        (m) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes the valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (n) The Acquisition Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Class A, Class B, Class C, Class G and Class Z shares of Common Stock in the Acquiring Fund, and will be fully paid and non-assessable (except as set forth in the Acquiring Fund Prospectus) by the Acquiring Fund, and no shareholder of the Acquiring Fund will have any preemptive right of subscription or purchase in respect thereof;

        (o) The information to be furnished by the Acquiring Fund for use in the Registration Statement and Prospectus/Proxy Statement referred to in paragraph 5.3 shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations applicable thereto; and

        (p) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act [and state insurance, securities or "Blue Sky" laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico)].

5.   COVENANTS OF THE ACQUIRED FUND AND THE ACQUIRING FUND.

The Acquiring Fund, and the Trust, on behalf of the Acquired Fund, each hereby covenants and agrees with the other as follows:

     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include regular and customary periodic dividends and distributions.

     5.2 The Acquired Fund will call a meeting of its shareholders to be held prior to the Closing Date to consider and act upon this Agreement and take all other reasonable action necessary to obtain the required shareholder approval of the transactions contemplated hereby.

     5.3 In connection with the Acquired Fund shareholders' meeting referred to in paragraph 5.2, the Acquired Fund will prepare a Prospectus/Proxy Statement for such meeting, to be included in a Registration Statement on Form N-14 (the "Registration Statement") which the Acquiring Fund will prepare and file for the registration under the 1933 Act of the Acquisition Shares to be distributed to the Acquired Fund shareholders pursuant hereto, all in compliance with the applicable requirements of the 1933 Act, the 1934 Act, and the 1940 Act.

     5.4 The information to be furnished by the Acquired Fund for use in the Registration Statement and the information to be furnished by the Acquiring Fund for use in the Prospectus/Proxy Statement, each as referred to in paragraph 5.3, shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations thereunder applicable thereto.

     5.5 The Acquiring Fund will advise the Acquired Fund promptly if at any time prior to the Closing Date the assets of the Acquired Fund include any securities which the Acquiring Fund is not permitted to acquire.

     5.6 Subject to the provisions of this Agreement, the Acquired Fund and the Acquiring Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to cause the conditions to the other party's obligations to consummate the transactions contemplated hereby to be met or fulfilled and otherwise to consummate and make effective such transactions.

     5.7 The Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state securities or "Blue Sky" laws as it may deem appropriate in order to continue its operations after the Closing Date.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.

The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Trust and the Acquiring Fund of all the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

     6.1 The Acquiring Fund shall have delivered to the Trust, on behalf of the Acquired Fund, a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Trust and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Acquiring Fund have complied with all the covenants and agreements and satisfied all of the conditions to be performed or satisfied by it under this Agreement at or prior to the Closing Date.

     6.2 The Trust shall have received a favorable opinion of Ropes & Gray LLP, counsel to the Acquiring Fund for the transactions contemplated hereby, dated the Closing Date and, in a form satisfactory to the Trust, to the following effect:

        (a) The Acquiring Fund is a corporation duly organized and validly existing under the laws of the State of Oregon and has power to own all of its properties and assets and to carry on its business as presently conducted;

        (b) This Agreement has been duly authorized, executed and delivered by the Acquiring Fund and, assuming the Registration Statement and the Prospectus/Proxy Statement referred to in paragraph 5.3 comply with applicable federal securities laws and assuming the due authorization, execution and delivery of this Agreement by the Trust, on behalf of the Acquired Fund is the valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (c) The Acquiring Fund has the power to assume the liabilities to be assumed by it hereunder and upon consummation of the transactions contemplated hereby the Acquiring Fund will have duly assumed such liabilities;

        (d) The Acquisition Shares to be issued for transfer to the Acquired Fund Shareholders as provided by this Agreement are duly authorized and upon such transfer and delivery will be validly issued and outstanding and fully paid and nonassessable Class A, Class B, Class C, Class G and Class Z shares of Common Stock in the Acquiring Fund, and no shareholder of the Acquiring Fund has any preemptive right of subscription or purchase in respect thereof;

        (e) The execution and delivery of this Agreement did not, and the performance by the Acquiring Fund of its obligations hereunder will not, violate the Acquiring Fund's Articles of Incorporation or By-laws, or any provision of any agreement known to such counsel to which the Acquiring Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which the Acquiring Fund is a party or by which it is bound;

        (f) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement except such as may be required under state securities or "Blue Sky" laws or such as have been obtained;

        (g) Such counsel does not know of any legal or governmental proceedings relating to the Acquiring Fund existing on or before the date of mailing of the Prospectus/Proxy Statement referred to in paragraph
            5.3 or the Closing Date required to be described in the Registration Statement which are not described as required;

        (h) The Acquiring Fund is registered with the Securities and Exchange Commission as an investment company under the 1940 Act; and

        (i) To the knowledge of such counsel, except as has been disclosed in writing to the Acquired Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquiring Fund or any of its properties or assets or any person whom the Acquiring Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, the Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transaction contemplated hereby.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.

The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

     7.1 The Trust, on behalf of the Acquired Fund, shall have delivered to the Acquiring Fund a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Trust and the Acquired Fund have complied with all the covenants and agreements and satisfied all of the conditions on their parts to be performed or satisfied under this Agreement at or prior to the Closing Date;

     7.2 The Acquiring Fund shall have received a favorable opinion of Ropes & Gray LLP, counsel to the Trust for the transactions contemplated hereby, dated the Closing Date and in a form satisfactory to the Trust, to the following effect:

        (a) The Trust is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry on its business as presently conducted, and the Acquired Fund is a separate series thereof duly constituted in accordance with the applicable provisions of the 1940 Act and the Declaration of Trust and By-laws of the Trust;

        (b) This Agreement has been duly authorized, executed and delivered on behalf of the Acquired Fund and, assuming the Registration Statement and the Prospectus/Proxy Statement referred to in paragraph 5.3 comply with applicable federal securities laws and assuming the due authorization, execution and delivery of this Agreement by the Acquiring Fund, is the valid and binding obligation of the Acquired Fund enforceable against the Acquired Fund in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles;

        (c) The Acquired Fund has the power to sell, assign, transfer and deliver the assets to be transferred by it hereunder, and, upon consummation of the transactions contemplated hereby, the Acquired Fund will have duly transferred such assets to the Acquiring Fund;

        (d) The execution and delivery of this Agreement did not, and the performance by the Trust and the Acquired Fund of their respective obligations hereunder will not, violate the Trust's Declaration of Trust or By-laws, or any provision of any agreement known to such counsel to which the Trust or the Acquired Fund is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which the Trust or the Acquired Fund is a party or by which it is bound;

        (e) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Trust or the Acquired Fund of the transactions contemplated by this Agreement, except such as have been obtained;

        (f) Such counsel does not know of any legal or governmental proceedings relating to the Trust or the Acquired Fund existing on or before the date of mailing of the Prospectus/ Proxy Statement referred to in paragraph 5.3 or the Closing Date required to be described in the Registration Statement which are not described as required;

        (g) The Trust is registered with the Securities and Exchange Commission as an investment company under the 1940 Act; and

        (h) To the knowledge of such counsel, except as has been disclosed in writing to the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Trust or the Acquired Fund or any of their properties or assets or any person whom the Trust or the Acquired Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and neither the Trust nor the Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business or its ability to consummate the transaction contemplated thereby.

     7.3 Prior to the Closing Date, the Acquired Fund shall have declared a dividend or dividends which, together with all previous dividends, shall have the effect of distributing all of the Acquired Fund's investment company taxable income for its taxable years ending on or after September 30, [2004], and on or prior to the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gains realized in each of its taxable years ending on or after September 30, [2004], and on or prior to the Closing Date.

     7.4 The Acquired Fund shall have furnished to the Acquiring Fund a certificate, signed by the President (or any Vice President) and the Treasurer of the Acquired Fund, as to the adjusted tax basis in the hands of the Acquired Fund of the securities delivered to the Acquiring Fund pursuant to this Agreement.

     7.5 The custodian of the Acquired Fund shall have delivered to the Acquiring Fund a certificate identifying all of the assets of the Acquired Fund held by such custodian as of the Valuation Date.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

The respective obligations of the Trust and the Acquiring Fund hereunder are each subject to the further conditions that on or before the Closing Date:

     8.1 This Agreement and the transactions contemplated herein shall have received all necessary shareholder approvals at the meeting of shareholders of the Acquired Fund referred to in paragraph 5.2.

     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated hereby.

     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Securities and Exchange Commission and of state "Blue Sky" and securities authorities) deemed necessary by the Trust or the Acquiring Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5 The Trust, on behalf of the Acquired Fund, shall have received a favorable opinion of Ropes & Gray LLP satisfactory to the Trust, on behalf of the Acquired Fund, and the Acquiring Fund shall have received a favorable opinion of Ropes & Gray LLP satisfactory to the Acquiring Fund, each substantially to the effect that, for federal income tax purposes:

        (a) The acquisition by the Acquiring Fund of the assets of the Acquired Fund in exchange for the Acquiring Fund's assumption of the liabilities and Obligations of the Acquired Fund and issuance of the Acquisition Shares, followed by the distribution by the Acquired Fund of such Acquisition Shares to the shareholders of the Acquired Fund in exchange for their shares of the Acquired Fund, all as provided in paragraph 1 hereof, will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

        (b) No gain or loss will be recognized by the Acquired Fund (i) upon the transfer of its assets to the Acquiring Fund in exchange for the Acquisition Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or (ii) upon the distribution of the Acquisition Shares by the Acquired Fund to its shareholders in liquidation, as contemplated in paragraph 1 hereof;

        (c) No gain or loss will be recognized by the Acquiring Fund upon receipt of the assets of the Acquired Fund in exchange for the assumption of liabilities and obligations and issuance of the Acquisition Shares as contemplated in paragraph 1 hereof;

        (d) The tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the transfer, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund;

        (e) The holding periods of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund;

        (f) No gain or loss will be recognized by the Acquired Fund shareholders upon the exchange of all of their Acquired Fund shares for the Acquisition Shares;

        (g) The aggregate tax basis of the Acquisition Shares to be received by each shareholder of the Acquired Fund will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor;

        (h) An Acquired Fund shareholder's holding period for the Acquisition Shares to be received will include the period during which the Acquired Fund shares exchanged therefor were held, provided that the shareholder held the Acquired Fund shares as a capital asset on the date of the exchange; and

        (i) The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.


        The opinion will be based on certain factual certifications made by officers of the Trust and the Acquiring Fund and will also be based on customary assumptions. The opinion is not a guarantee that the tax consequences of the relevant Acquisition will be as described above.


        Ropes & Gray LLP will express no view with respect to the effect of the Acquisition on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

     8.6 At any time prior to the Closing, any of the foregoing conditions of this Agreement may be waived jointly by the Board of Directors of the Acquiring Fund and the Board of Trustees of the Trust, if, in their judgment, such waiver will not have a material adverse effect on the interests of the shareholders of the Acquired Fund or the Acquiring Fund.

9.   BROKERAGE FEES AND EXPENSES.

     9.1 The Trust, on behalf of the Acquired Fund, and the Acquiring Fund, each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2 All fees paid to governmental authorities for the registration or qualification of the Acquisition Shares and all transfer agency costs related to the Acquisition Shares shall be allocated to the

          Acquiring Fund. All fees and expenses related to printing, mailing, solicitation of proxies and tabulation of votes of Acquired Fund shareholders shall be allocated to the Trust, on behalf of the Acquired Fund. All of the other expenses of the transactions, including without limitation, accounting, legal and custodial expenses, contemplated by this Agreement shall be allocated equally between the Trust, on behalf of the Acquired Fund, and the Acquiring Fund. The expenses detailed above shall be borne [one hundred percent (100%)] by Columbia. [COLUMBIA TO CONFIRM.]

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES.

     10.1 The Trust, on behalf of the Acquired Fund, and the Acquiring Fund, agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder except paragraphs 1.1, 1.3, 1.5, 5.4, 9, 10, 13 and 14.

11.  TERMINATION.

     11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Trust. In addition, either the Acquiring Fund or the Trust may at its option terminate this Agreement at or prior to the Closing Date because:

        (a) Of a material breach by the other of any representation, warranty, covenant or agreement contained herein to be performed by the other party at or prior to the Closing Date;

        (b) A condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met; or

        (c) Any governmental authority of competent jurisdiction shall have issued any judgment, injunction, order, ruling or decree or taken any other action restraining, enjoining or otherwise prohibiting this Agreement or the consummation of any of the transactions contemplated herein and such judgment, injunction, order, ruling, decree or other action becomes final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this
            Section 11.1(c)
            shall have used its reasonable best efforts to have such judgment, injunction, order, ruling, decree or other action lifted, vacated or denied.

           If the transactions contemplated by this Agreement have not been substantially completed by December 31, 2004, this Agreement shall automatically terminate on that date unless a later date is agreed to by both the Acquiring Fund and the Trust.

     11.2 If for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to any other party for any damages resulting therefrom, including without limitation consequential damages.

12.  AMENDMENTS.

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Trust, on behalf of the Acquired Fund, and the Acquiring Fund; provided, however, that following the shareholders' meeting called by the Acquired Fund pursuant to paragraph 5.2 no such amendment may have the effect of changing the provisions for determining the number of the Acquisition Shares to be issued to shareholders of the Acquired Fund under this Agreement to the detriment of such shareholders without their further approval.

13.  NOTICES.

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to Columbia International Equity Fund, c/o Columbia Funds Trust XI, One Financial Center, Boston, Massachusetts 02111, or to Columbia International Stock Fund, Inc., 1300 S.W. Sixth Avenue, Portland, Oregon 97207, Attention: Secretary.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; NON-RECOURSE.

     14.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     14.3 This Agreement shall be governed by and construed in accordance with the domestic substantive laws of the

           Commonwealth of Massachusetts, without giving effect to any choice or conflicts of law rule or provision that would result in the application of the domestic substantive laws of any other jurisdiction.

     14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     14.5 A copy of the Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of Massachusetts, and a copy of the Articles of Incorporation of the Acquiring Fund is on file with the Secretary of State of the State of Oregon, and notice is hereby given that no trustee, officer, agent or employee of either the Trust or the Acquiring Fund shall have any personal liability under this Agreement, and that this Agreement is binding only upon the assets and properties of the Acquired Fund and the Acquiring Fund.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as a sealed instrument by its President or Treasurer and its corporate seal to be affixed thereto and attested by its Secretary or Assistant Secretary.

                                           COLUMBIA FUNDS TRUST XI
                                           on behalf of the Columbia
                                           International
                                           Equity Fund

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       ---------------------------------
Title:
     -----------------------------------

                                           COLUMBIA INTERNATIONAL STOCK FUND,
                                           INC.

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       ---------------------------------
Title:
     -----------------------------------

                                           Solely for purposes of Paragraph 9.2
                                           of the Agreement

                                           COLUMBIA MANAGEMENT GROUP, INC.

                                           By:
                                               ---------------------------------
                                           Name:
                                                   -----------------------------
                                           Title:
                                                 -------------------------------
ATTEST:
----------------------------------------
Name:
       ---------------------------------
Title:
     -----------------------------------

APPENDIX B -- FUND INFORMATION

SHARES OUTSTANDING AND ENTITLED TO VOTE OF INTERNATIONAL EQUITY FUND

For each class of International Equity Fund's shares entitled to vote at the Meeting, the number of shares outstanding as of December 1, 2004 was as follows:


       NUMBER OF SHARES OUTSTANDING
CLASS      AND ENTITLED TO VOTE
-----  ----------------------------
  A                82,449.518
  B                77,149.133
  C                 8,304.301
  G               386,953.910
  T             3,266,157.718
  Z            34,189,650.232


OWNERSHIP OF SHARES


As of December 1, 2004, each of Trust XI and International Stock Fund believes that, as a group, the Trustees, Directors, and officers, as the case may be, of the respective funds owned less than one percent of each class of shares of each fund and of Trust XI as a whole. As of December 1, 2004, the following shareholders of record owned 5% or more of the outstanding shares of the noted class of shares of the noted Fund:



                                                                                     PERCENTAGE OF
                                                                                      OUTSTANDING
                                                                   PERCENTAGE OF    SHARES OF CLASS
                                                 NUMBER OF          OUTSTANDING       OWNED UPON
FUND                  NAME AND ADDRESS       OUTSTANDING SHARES   SHARES OF CLASS    CONSUMMATION
AND CLASS              OF SHAREHOLDER          OF CLASS OWNED          OWNED        OF ACQUISITION*
---------         -------------------------  ------------------   ---------------   ---------------
INTERNATIONAL
  EQUITY FUND
  Class A         F James Shurtleff
                  PO Box 149
                  Ogdensburg, NY 13669-0149        16,086.372          19.51%             19.51%**

                  UBS Financial Services,
                  Inc. FBO
                  Michael Pappas
                  Grace Pappas JTWROS
                  35 Meadow Ln
                  Manchester, CT 06040-5545         6,338.418           7.69%              7.69%**

  Class C         A G Edwards & Sons Inc
                  FBO
                  Elizabeth Wolf Paules
                  Tier U/A DTD 9/24/97
                  A/C 0800-064562
                  1 N Jefferson Ave.
                  Saint Louis, MO
                  63103-2205                        2,172.024          26.16%             26.16%

                  First Clearing LLC
                  A/C 6842-9483
                  Peter Prox and
                  10300 Amerside Court
                  Roswell, GA 30076-3755            1,019.937          12.28%             12.28%**

                                                                                     PERCENTAGE OF
                                                                                      OUTSTANDING
                                                                   PERCENTAGE OF    SHARES OF CLASS
                                                 NUMBER OF          OUTSTANDING       OWNED UPON
FUND                  NAME AND ADDRESS       OUTSTANDING SHARES   SHARES OF CLASS    CONSUMMATION
AND CLASS              OF SHAREHOLDER          OF CLASS OWNED          OWNED        OF ACQUISITION*
---------         -------------------------  ------------------   ---------------   ---------------


                  LPL Financial Services
                  A/C 5997-3871
                  9785 Towne Centre Dr
                  San Diego, CA 92121-1968            703.700           8.47%              8.47%

                  Primevest Financial
                  Services FBO
                  Brian L Potter
                  67268649
                  P O Box 283
                  400 1st St S Ste 300
                  Saint Cloud, MN
                  56301-3661                          681.968           8.21%              8.21%**

                  NFSC FEBO # W81-084980
                  NFS/FMTC IRA
                  FBO J Timothy Stebbins
                  2106 Alyssa Jade Dr
                  Henderson, NV 89052-7124            536.673           6.46%              6.46%**

                  LPL Financial Services
                  A/C 4629-3039
                  9785 Towne Centre Dr
                  San Diego, CA 92121-1968            526.316           6.34%              6.34%**

                  LPL Financial Services
                  A/C 3610-3007
                  9785 Towne Centre Dr
                  San Diego, CA 92121-1968            478.469           5.76%              5.76%**

                  Primevest Financial
                  Services FBO
                  Leslie Arendale
                  14042331
                  P O Box 283
                  400 1st St S Ste 300
                  Saint Cloud, MN
                  56301-3661                          473.264           5.70%              5.70%

  Class Z         Gales & Co
                  Fleet Investment Services
                  Mutual Funds Unit-NY/RO/
                  TO4A
                  159 E Main St
                  Rochester, NY 14638-0001     20,077,303.199          58.72%             58.72%

                  Gales & Co
                  Fleet Investment Services
                  Mutual Funds Unit-NY/RO/
                  TO4A
                  159 E Main St
                  Rochester, NY 14638-0001      9,351,448.599          27.35%             27.35%

                  Gales & Co
                  Fleet Investment Services
                  Mutual Funds Unit-NY/RO/
                  TO4A
                  159 E Main St
                  Rochester, NY 14638-0001      3,649,003.839          10.67%             10.67%

                                                                                     PERCENTAGE OF
                                                                                      OUTSTANDING
                                                                   PERCENTAGE OF    SHARES OF CLASS
                                                 NUMBER OF          OUTSTANDING       OWNED UPON
FUND                  NAME AND ADDRESS       OUTSTANDING SHARES   SHARES OF CLASS    CONSUMMATION
AND CLASS              OF SHAREHOLDER          OF CLASS OWNED          OWNED        OF ACQUISITION*
---------         -------------------------  ------------------   ---------------   ---------------
INTERNATIONAL
  STOCK FUND
  Class C         NFSC FEBO #W71-347469
                  Kedar Familytrust
                  Ofir J Kedar
                  U/A 08/13/03
                  27862 Via Corita Way
                  Los Altos, CA 94022-3230         13,026.950          25.23%             25.23%

                  A G Edwards & Sons Inc
                  FBO
                  Shakuntla D Miller
                  A/C 0835-067424
                  1 N Jefferson Ave
                  Saint Louis, MO
                  63103-2205                        3,725.091           7.22%              7.22%**

                  Pershing LLC
                  PO Box 2052
                  Jersey City, NJ
                  07303-2052                        2,732.919           5.29%              5.29%**

  Class Z         Fleet National Bank
                  FBO CMC Omnibus C/C
                  Attn Various
                  PO Box 92800
                  Rochester NY 14692-8900      24,303,708.714          56.63%             56.63%**

                  Fleet National Bank
                  FBO CMC Omnibus C/C
                  Attn Various
                  PO Box 92800
                  Rochester, NY 14692-8900      5,382,102.065          12.54%             12.54%**



 * Percentage owned assuming completion of the proposed merger on February 26, 2005. Unless otherwise indicated, percentage for International Equity Fund includes shares of International Stock Fund, Inc. owned on February 26, 2005, and percentage for International Stock Fund, Inc. includes shares of International Equity Fund owned on February 26, 2005.



** Does not include shares of either International Stock Fund, Inc. or International Equity Fund owned on February 26, 2005.

APPENDIX C -- CAPITALIZATION


The following table shows on an unaudited basis the capitalization of International Equity Fund and International Stock Fund as of October 29, 2004, and on a pro forma combined basis, giving effect to the acquisition of the assets and liabilities of International Equity Fund by International Stock Fund at net asset value as of that date:



                                                                                          COLUMBIA
                                                                                       INTERNATIONAL
                              COLUMBIA          COLUMBIA                                 STOCK FUND
                            INTERNATIONAL    INTERNATIONAL      PRO FORMA                PRO FORMA
                             EQUITY FUND       STOCK FUND      ADJUSTMENTS              COMBINED(1)
                            -------------   ----------------   ------------            --------------
Class A
  Net asset value           $    854,037      $ 25,160,823     $ 42,233,720(2)(3)      $   68,248,580
  Shares outstanding              67,015         1,836,504        3,078,292(2)              4,981,811
  Net asset value per
    share                   $      12.74      $      13.70                             $        13.70
Class B
  Net asset value           $    952,815      $ 10,439,917     $       (342)(3)        $   11,392,390
  Shares outstanding              75,651           776,489           (4,761)                  847,379
  Net asset value per
    share                   $      12.59      $      13.45                             $        13.44
Class C
  Net asset value           $    103,877      $    679,120     $        (25)(3)        $      782,972
  Shares outstanding               8,297            50,317             (603)                   58,011
  Net asset value per
    share                   $      12.52      $      13.50                             $        13.50
Class D
  Net asset value           $         --      $    741,039     $        (21)(3)        $      741,018
  Shares outstanding                  --            54,708               --                    54,708
  Net asset value per
    share                   $         --      $      13.55     $         --            $        13.55
Class G
  Net asset value           $  4,906,504      $         --     $       (262)(4)        $    4,906,242
  Shares outstanding             392,599                --          (27,551)                  365,048
  Net asset value per
    share                   $      12.50      $         --                             $        13.44
Class T
  Net asset value           $ 42,236,719      $         --     $(42,236,719)(2)        $           --
  Shares outstanding           3,323,603                --       (3,323,603)                       --
  Net asset value per
    share                   $      12.71      $         --                             $           --
Class Z
  Net asset value           $454,708,208      $596,042,802     $    (40,846)(3)        $1,050,710,164
  Shares outstanding          35,112,698        43,153,108       (2,188,443)               76,077,363
  Net asset value per
    share                   $      12.95      $      13.81                             $        13.81



 (1) Assumes the Acquisition was consummated on October 29, 2004, and is for information purposes only. No assurance can be given as to how many shares of International Stock Fund will be received by the shareholders of International Equity Fund on the date the Acquisition takes place, and the foregoing should not be relied upon to reflect the number of shares of International Stock Fund that actually will be received on or after such date.



 (2) Includes net assets and shares from Class T shares. Shareholders of Class T shares will receive Class A shares on the date of the Acquisition.


 (3) Adjustments reflect one time proxy, accounting, legal and other costs of the reorganization of $26,869 and $17,626 to be borne by International Equity Fund and International Stock Fund, respectively.

 (4) Class G shares of International Equity Fund are exchanged for new Class G shares of International Stock Fund to be established upon consummation of the merger. Initial per share value of Class G shares is presumed to equal that of current Class B shares.

APPENDIX D

INFORMATION APPLICABLE TO CLASS A, CLASS B, CLASS C AND CLASS Z SHARES OF INTERNATIONAL STOCK FUND

LITIGATION AND OTHER MATTERS


1. Columbia Management Advisors, Inc. ("CMA"), the fund's adviser, and Columbia Funds Distributor, Inc. ("CFDI") the distributor of the Fund's shares, and certain of their affiliates (collectively, "Columbia") have received information requests and subpoenas from various regulatory and law enforcement authorities in connection with their investigations of late trading and market timing in mutual funds. Columbia has not uncovered any instances where CMA or CFDI were knowingly involved in late trading of mutual fund shares.


On February 24, 2004, the Securities and Exchange Commission ("SEC") filed a civil complaint in the United States District Court for the District of Massachusetts against CMA and CFDI, alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual fund shares. Also on February 24, 2004, the New York Attorney General ("NYAG") filed a civil complaint in New York Supreme Court, County of New York against CMA and CFDI alleging that CMA and CFDI had violated certain New York anti-fraud statutes. If either CMA or CFDI is unsuccessful in its defense of these proceedings, it could be barred from serving as an investment adviser or distributor for any investment company registered under the Investment Company Act of 1940, as amended (a "registered investment company"). Such results could affect the ability of CMA, CFDI or any company that is an affiliated person of CMA and CFDI from serving as an investment adviser or distributor for any registered investment company, including your fund. Your fund has been informed by CMA and CFDI that, if these results occur, they will seek exemptive relief from the SEC to permit them to continue to serve as your fund's investment adviser and distributor. There is no assurance that such exemptive relief will be granted. On March 15, 2004, CMA and CFDI entered into agreements in principle with the SEC Division of Enforcement and NYAG in settlement of the charges. Under the agreements, CMA and CFDI agreed, inter alia, to the following conditions: payment of $70 million in disgorgement; payment of $70 million in civil penalties; an order requiring CMA and CFDI to cease and desist from violations of the antifraud provisions and other provisions of the federal securities laws; governance changes designed to maintain the independence of the mutual fund boards of trustees and ensure compliance with securities laws and their fiduciary duties; and retention of an independent consultant to review CMA's and CFDI's compliance policies and procedures. The agreement requires the final approval of the SEC. In a separate agreement with the NYAG, Columbia has agreed to reduce mutual fund fees by $80 million over a five-year period.


As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the fund.


2. On April 1, 2004, FleetBoston Financial Corporation was acquired by Bank of America Corporation. As a result of this acquisition, CMA and CFDI are now indirect wholly-owned subsidiaries of Bank of America Corporation.


HOW TO BUY SHARES



Your financial advisor can help you establish an appropriate investment portfolio, buy shares and monitor your investments. When the Fund or your financial advisor receives your purchase request in "good form," your shares will be bought at the next calculated public offering price. "Good form" means that you placed your order with your financial advisor or your payment has been received and your application is complete, including all necessary signatures. The USA Patriot Act may require us to obtain certain personal information from you which we will use to verify your identity. If you do not provide the information, we may not be able to open your account. If we are unable to verify your customer information, we reserve the right to close your account or take such other steps as we deem reasonable.



Notice to Fund Shareholders: Class D shares are closed to new investors and new accounts. The Fund now offers Class C shares, which are subject to the same service and distribution fees and sales charges as Class D shares except Class C shares are not subject to a front-end sales charge. The Fund's advisor has agreed to waive indefinitely the front-end sales charge for purchases of Class D shares by existing Class D investors. For more information on expenses and sales charges for Class C shares, see "The Fund -- Your Expenses" and "Your
Account -- Sales Charges" in this Prospectus.

INVESTMENT MINIMUMS



Initial Investment                                       $1,000
Subsequent Investments                                   $   50
Automatic Investment Plan*                               $   50
Retirement Plan*                                         $   25


---------------


* The initial investment minimum of $1,000 is waived on these plans.



The fund reserves the right to change these investment minimums. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interest of the Fund and its shareholders.



OUTLINED BELOW ARE THE VARIOUS OPTIONS FOR BUYING SHARES:



METHOD                                   INSTRUCTIONS
Through your financial advisor  Your financial advisor can
                                help you establish your
                                account and buy Fund shares on
                                your behalf. To receive the
                                current trading day's price,
                                your financial advisor must
                                receive your request prior to
                                the close of the New York
                                Stock Exchange (NYSE), usually
                                4:00 p.m. Eastern time. Your
                                financial advisor may charge
                                you fees for executing the
                                purchase for you.
By check (new account)          For new accounts send a
                                completed application and
                                check made payable to the Fund
                                and mailed to Columbia Funds
                                Services, Inc., P.O. Box 8081,
                                Boston, MA 02266-8081.

METHOD                                   INSTRUCTIONS
By check (existing account)     For existing accounts fill out
                                and return the additional
                                investment stub included in
                                your quarterly statement, or
                                send a letter of instruction
                                including your Fund name and
                                account number with a check
                                made payable to the Fund to
                                Columbia Funds Services, Inc.,
                                P.O. Box 8081, Boston, MA
                                02266-8081.
By exchange                     You or your financial advisor
                                may acquire shares of the Fund
                                for your account by exchanging
                                shares you own in a different
                                fund distributed by Columbia
                                Funds Distributor, Inc. for
                                shares of the same class of
                                the Fund at no additional
                                cost. There may be an
                                additional charge if
                                exchanging from a money market
                                fund. To exchange by
                                telephone, call
                                1-800-422-3737.
By wire                         You may purchase shares by
                                wiring money from your bank
                                account to your Fund account.
                                To wire funds to your Fund
                                account, call 1-800-422-3737
                                for wiring instructions.
By electronic funds transfer    You may purchase shares by
                                electronically transferring
                                money from your bank account
                                to your Fund account by
                                calling 1-800-422-3737. An
                                electronic funds transfer may
                                take up to two business days
                                to settle and be considered in
                                "good form." You must set up
                                this feature prior to your
                                telephone request. Be sure to
                                complete the appropriate
                                section of the application.

METHOD                                   INSTRUCTIONS
Automatic investment plan       You can make monthly or
                                quarterly investments
                                automatically from your bank
                                account to your Fund account.
                                You can select a
                                pre-authorized amount to be
                                sent via electronic funds
                                transfer. Be sure to complete
                                the appropriate section of the
                                application for this feature.
Automated dollar cost           You can purchase shares of the
  averaging                     Fund for your account by
                                exchanging $100 or more each
                                month from another fund for
                                fund shares of the same class
                                at no additional cost. You
                                must have a current balance of
                                at least $5,000 in the fund
                                the money is coming from.
                                Exchanges will continue so
                                long as your fund balance is
                                sufficient to complete the
                                transfers. You may terminate
                                your program or change the
                                amount of the exchange
                                (subject to the $100 minimum)
                                by calling 1-800-345-6611. Be
                                sure to complete the
                                appropriate section of the
                                account application for this
                                feature.
By dividend diversification     You may automatically invest
                                dividends distributed by
                                another fund into the same
                                class of shares of the Fund at
                                no additional sales charge. To
                                invest your dividends in the
                                Fund, call 1-800-345-6611.



SALES CHARGES



You may be subject to an initial sales charge when you purchase, or a contingent deferred sales charge (CDSC) when you sell, shares of the Fund. These sales charges are described below. In certain circumstances, the sales charge may be waived, as described below and in the Statement of Additional Information.

CHOOSING A SHARE CLASS



Each share class has its own sales charge and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. If your financial advisor does not participate in the Class B discount program, purchases of $250,000 or more but less than $1 million can be made only in Class A or Class C shares. Purchases of $1 million or more can be made only in Class A shares. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you.



The Fund also offers an additional class of shares, Class Z shares, exclusively to certain institutional and other investors. Class Z shares are made available through a separate prospectus provided to eligible institutional and other investors.


HOW TO SELL SHARES


Your financial advisor can help you determine if and when you should sell your shares. You may sell shares of the fund on any regular business day that the NYSE is open.



When the fund or your financial advisor receives your sales request in "good form," shares will be sold at the next calculated price. "Good form" means that money used to purchase your shares is fully collected. When selling shares by letter of instruction, "good form" also means (i) your letter has complete instructions, the proper signatures and Medallion Signature Guarantees, (ii) you have included any certificates for shares to be sold, and (iii) any other required documents are attached. For additional documents required for sales by corporations, agents, fiduciaries, surviving joint owners and other legal entities; please call 1-800-345-6611. Retirement plan accounts have special requirements; please call 1-800-345-6611 for more information.



The fund will generally send proceeds from the sale to you within seven days (usually on the next business day after your request is received in "good form"). However, if you purchased your shares by check, the fund may delay sending the proceeds from the sale of your shares for up to 15 days after your purchase to protect against checks that are returned. No interest will be paid on uncashed redemption checks. Redemption proceeds may be paid in securities, rather than in cash, under certain circumstances. For more information, see the paragraph "Non-Cash Redemptions" under the section "How to Sell Shares" in the Statement of Additional Information.

OUTLINED BELOW ARE THE VARIOUS OPTIONS FOR SELLING SHARES:



METHOD                                    INSTRUCTIONS
Through your financial advisor   You may call your financial
                                 advisor to place your sell
                                 order. To receive the current
                                 trading day's price, your
                                 financial advisor must receive
                                 your request prior to the
                                 close of regular trading on
                                 the NYSE, usually 4:00 p.m.
                                 Eastern time. Your financial
                                 advisor may charge you fees
                                 for executing a redemption for
                                 you.
By exchange                      You or your financial advisor
                                 may sell shares by exchanging
                                 from the fund into the same
                                 share class (and, in some
                                 cases, certain other classes)
                                 of another fund distributed by
                                 Columbia Funds Distributor,
                                 Inc. at no additional cost. To
                                 exchange by telephone, call
                                 1-800-422-3737. Class A share
                                 exchange privileges may be
                                 limited. Please see "How to
                                 Exchange Shares" for more
                                 information.
By telephone                     You or your financial advisor
                                 may sell shares by telephone
                                 and request that a check be
                                 sent to your address of record
                                 by calling 1-800-422-3737,
                                 unless you have notified the
                                 fund of an address change
                                 within the previous 30 days.
                                 The dollar limit for telephone
                                 sales is $100,000 in a 30-day
                                 period. You do not need to set
                                 up this feature in advance of
                                 your call. Certain
                                 restrictions apply to
                                 retirement accounts. For
                                 details, call 1-800-799-7526.

METHOD                                    INSTRUCTIONS
By mail                          You may send a signed letter
                                 of instruction to the address
                                 below. In your letter of
                                 instruction, note the fund's
                                 name, share class, account
                                 number, and the dollar value
                                 or number of shares you wish
                                 to sell. All account owners
                                 must sign the letter.
                                 Signatures must be guaranteed
                                 by either a bank, a member
                                 firm of a national stock
                                 exchange or another eligible
                                 guarantor institution for
                                 amounts over $100,000 or for
                                 alternate payee or mailing
                                 instructions. Additional
                                 documentation is required for
                                 sales by corporations, agents,
                                 fiduciaries, surviving joint
                                 owners and individual
                                 retirement account owners. For
                                 details, call 1-800-345-6611.
                                 Mail your letter of
                                 instruction to Columbia Funds
                                 Services, Inc., P.O. Box 8081,
                                 Boston, MA 02266-8081.
By wire                          You may sell shares and
                                 request that the proceeds be
                                 wired to your bank. You must
                                 set up this feature prior to
                                 your telephone request. Be
                                 sure to complete the
                                 appropriate section of the
                                 account application for this
                                 feature.

METHOD                                    INSTRUCTIONS
By systematic withdrawal plan    You may automatically sell a
                                 specified dollar amount or
                                 percentage of your account on
                                 a monthly, quarterly or
                                 semi-annual basis and have the
                                 proceeds sent to you if your
                                 account balance is at least
                                 $5,000. This feature is not
                                 available if you hold your
                                 shares in certificate form.
                                 All dividend and capital gains
                                 distributions must be
                                 reinvested. Be sure to
                                 complete the appropriate
                                 section of the account
                                 application for this feature.
By electronic funds transfer     You may sell shares and
                                 request that the proceeds be
                                 electronically transferred to
                                 your bank. Proceeds may take
                                 up to two business days to be
                                 received by your bank. You
                                 must set up this feature prior
                                 to your request. Be sure to
                                 complete the appropriate
                                 section of the account
                                 application for this feature.

FUND POLICY ON TRADING OF FUND SHARES


The interests of the fund's long-term shareholders may be adversely affected by certain short-term trading activity by fund shareholders. Such short-term trading activity, when excessive, has the potential to interfere with efficient portfolio management, generate transaction and other costs, dilute the value of fund shares held by long-term shareholders and have other adverse effects on the fund. This type of excessive short-term trading activity is referred to herein as "market timing". The Columbia Funds are not intended as vehicles for market timing. The Board of Directors of the fund has adopted the policies and procedures set forth below with respect to frequent trading of the fund's shares.



The fund, directly and through its agents, takes various steps designed to deter and curtail market timing. For example, if the fund detects that any shareholder has conducted two "round trips" (as defined below) in the fund that are deemed material by the fund in any 28-day period, the fund will generally reject the shareholder's future purchase orders, including exchange purchase orders, involving any Columbia Fund (other than a money market fund). In addition, if the fund determines that any person, group or account has engaged in any type of market timing activity (independent of the two-round-trip limit), the fund may, in its discretion, reject future purchase orders by the person, group or account, including exchange purchase orders, involving the same or any other Columbia Fund, and also retains the right to modify these market timing policies at any time without prior notice.



The rights of shareholders to redeem shares of the fund are not affected by any of the limits mentioned above. However, the fund imposes a redemption fee on the proceeds of fund shares that are redeemed or exchanged within 60 days of their purchase.



For these purposes, a "round trip" is a purchase by any means into a Columbia Fund followed by a redemption, of any amount, by any means out of the same Columbia Fund. Under this definition, an exchange into the fund followed by an exchange out of the fund is treated as a single round trip. Also for these purposes, where known, accounts under common ownership or control generally will be counted together. Accounts maintained or managed by a common intermediary, such as an adviser, selling agent or trust department, generally will not be considered to be under common ownership or control.


Purchases, redemptions and exchanges made through the Columbia Funds' Automatic Investment Plan, Systematic Withdrawal Plan or similar automated plans generally are not subject to the two-round-trip limit. The two-round-trip limit may be modified for, or may not be applied to, accounts held by certain retirement plans to conform to plan limits, considerations relating to the Employee Retirement Income Security Act of 1974 or regulations of the Department of Labor, and for certain asset allocation or wrap programs.


The practices and policies described above are intended to deter and curtail market timing in the fund. However, there can be no assurance that these policies, individually or collectively, will be totally effective in this regard because of various factors. In particular, a substantial portion of purchase, redemption and exchange orders are received through omnibus accounts. Omnibus accounts, in which shares are held in the name of an intermediary on behalf of multiple beneficial owners, are a common form of holding shares among financial intermediaries and retirement plans. The fund typically is not able to identify trading by a particular beneficial owner through an omnibus account, which may make it difficult or impossible to determine if a particular account is engaged in market timing. Certain financial intermediaries have different policies regarding monitoring and restricting market timing in the underlying beneficial owner accounts that they maintain through an omnibus account that may be more or less restrictive than the fund practices discussed above.



The fund seeks to act in a manner that it believes is consistent with the best interests of fund shareholders in making any judgments regarding market timing. Neither the fund nor its agents shall be held liable for any loss resulting from rejected purchase orders or exchanges.



The fund will assess, subject to limited exceptions, a 2.00% redemption fee on the proceeds of fund shares that are redeemed (either by selling shares or exchanging into another Columbia Fund) within 60 days of their purchase. The redemption fee is paid to the fund.



The redemption fee is imposed on fund shares redeemed (including redemptions by exchange) within 60 days of purchase. In determining which shares are being redeemed, we generally apply a first-in, first-out approach. For fund shares acquired by exchange, the holding period prior to the exchange will not be considered in determining whether to assess the redemption fee.



The redemption fee will not be imposed if you qualify for a waiver and the fund has received proper notification, unless the waiver is automatic as noted below. We'll redeem any shares that are eligible for a waiver first.



The fund shareholder won't pay an otherwise applicable redemption fee on any of the following transactions:


- shares sold following the death or disability (as defined in the tax code) of the shareholder, including a registered joint owner


- shares sold by or distributions from participant directed retirement plans, such as 401(k), 403(b) 457, Keogh, profit sharing, and money purchase pension accounts, where the fund does not have access to information about the individual participant account activity, except where the fund has received an indication that the plan administrator is able to assess the redemption fee to the appropriate accounts (automatic)


- shares sold by certain investment funds, including those that Columbia Management Advisors or its affiliates may manage (automatic)


- shares sold as part of an automatic rebalancing within an asset allocation program or by certain wrap programs where the program sponsor has provided assurances reasonably satisfactory to the fund that the program is not designed to be a vehicle for market timing

- shares sold by accounts maintained by a financial institution or intermediary where the fund has received information reasonably satisfactory to the fund indicating that the financial institution or intermediary maintaining the account is unable for administrative reasons to assess the redemption fee to underlying shareholders



- shares sold by an account which has demonstrated a hardship, such as a medical emergency, as determined in the absolute discretion of the fund


- shares that were purchased by reinvested dividends (automatic)

- the following retirement plan distributions:

      - lump-sum or other distributions from a qualified corporate or self-employed retirement plan following retirement (or following attainment of age 59 1/2 in the case of a "key employee" of a "top heavy" plan)

      - distributions from an individual retirement account (IRA) or Custodial Account under Section 403(b)(7) of the tax code, following attainment of age 59 1/2


The fund also has the discretion to waive the 2.00% redemption fee if the fund is in jeopardy of failing the 90% income test or losing its RIC qualification for tax purposes.



As described above, certain intermediaries do not assess redemption fees to certain categories of redemptions that do not present significant market timing concerns (such as automatic withdrawal plan redemptions). In these situations, the fund's ability to assess redemption fees is generally limited by the intermediary's policies and, accordingly, no redemption fees will be assessed on such redemptions.


OTHER INFORMATION ABOUT YOUR ACCOUNT


HOW THE FUND'S SHARE PRICE IS DETERMINED The price of each class of the fund's shares is based on its net asset value. The net asset value is determined at the close of regular trading on the NYSE, usually 4:00 p.m. Eastern time, on each business day that the NYSE is open (typically Monday through Friday). Shares are not priced on days on which the NYSE is closed for trading.


When you request a transaction, it will be processed at the net asset value (plus any applicable sales charges) next determined after your request is received in "good form" by the distributor. In most cases, in order to receive that day's price, the distributor must receive your order before that day's transactions are processed. If you request a transaction through your financial advisor, your financial advisor must receive your order by the close of trading on the NYSE to receive that day's price.


The fund determines its net asset value for each share class by dividing each class's total net assets by the number of that class's outstanding shares. In determining the net asset value, the fund must determine the price of each security in its portfolio at the close of each trading day. Because the fund holds securities that are traded on foreign exchanges, the value of the fund's securities may change on days when shareholders will not be able to buy or sell fund shares. This will affect the fund's net asset value on the day it is next determined. Securities for which market quotations are available are valued each day at the current market value. However, where market quotations are unavailable, or when the advisor believes that subsequent events have made them unreliable, the fund may use other data to determine the fair value of the securities.



The Fund has retained an independent fair value pricing service to assist in the fair valuation process for securities principally traded in a foreign market in order to adjust for possible changes in value that may occur between the close of the foreign exchange and the time at which Fund shares are priced. If a security is valued at a "fair value," that value may be different from the last quoted market price for the security.



You can find the daily prices of some share classes for the fund in most major daily newspapers under the caption "Columbia." You can find daily prices for all share classes by visiting www.columbiafunds.com.



ACCOUNT FEES If your account value falls below $1,000 (other than as a result of depreciation in share value), your account may be subject to an annual fee of $10. The fund's transfer agent will send you written notification of any such action and provide details on how you can add money to your account to avoid this penalty.



SHARE CERTIFICATES Share certificates are not available for any class of shares offered by the fund.

DIVIDENDS, DISTRIBUTIONS AND TAXES The fund has the potential to make the following distributions:


TYPES OF DISTRIBUTIONS


Dividends...............  Represents interest and dividends earned from securities held by the fund, net of
                          expenses incurred by the fund.
Capital gains...........  Represents net long-term capital gains on sales of securities held for more than 12
                          months and net short-term capital gains,
                          which are gains on sales of securities
                          held for a 12-month period or less.


UNDERSTANDING FUND DISTRIBUTIONS


The fund may earn income from the securities it holds. The fund also may realize capital gains or losses on sales of its securities. The fund distributes substantially all of its net investment income and capital gains to shareholders. As a shareholder, you are entitled to a portion of the fund's income and capital gains, generally based on the number of shares you own at the time these distributions are declared.



DISTRIBUTION OPTIONS The fund declares and pays dividends annually and any capital gains (including short-term capital gains) at least annually. You can choose one of the options listed in the table below for these distributions when you open your account. To change your distribution option, call 1-800-345-6611.



If you do not indicate on your application or at the time your account is established your preference for handling distributions, the fund will automatically reinvest all distributions in additional shares of the fund.


DISTRIBUTION OPTIONS

Reinvest all distributions in additional shares of your current fund

Reinvest all distributions in shares of another fund

Receive dividends in cash (see options below) and reinvest capital gains

Receive all distributions in cash (with one of the following options):

- send the check to your address of record

- send the check to a third party address

- transfer the money to your bank via electronic funds transfer

Distributions of $10 or less will automatically be reinvested in additional fund shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares of the fund and subsequent distributions will be reinvested.



TAX CONSEQUENCES Unless you are an entity exempt from income taxes or invest under a retirement account, regardless of whether you receive your distributions in cash or reinvest them in additional fund shares, all fund distributions are subject to federal income tax. Depending on where you live, distributions may also be subject to state and local income taxes.



In general, any distributions of dividends, interest and short-term capital gains are taxable as ordinary income, unless such dividends are "qualified dividend income" (as defined in the Internal Revenue Code) eligible for a reduced rate of tax. Distributions of long-term capital gains are generally taxable as such, regardless of how long you have held your fund shares. You will be provided with information each year regarding the amount of ordinary income and capital gains distributed to you for the previous year and any portion of your distribution which is exempt from state and local taxes. Your investment in the fund may have additional personal tax implications. Please consult your tax advisor about foreign, federal, state, local or other applicable tax laws.



In addition to the dividends and capital gains distributions made by the fund, you may realize a capital gain or loss when selling and exchanging shares of the fund. Such transactions also may be subject to federal, state and local income tax.


MANAGING THE FUND

INVESTMENT ADVISOR


Columbia Management Advisors, Inc. (Columbia Management), located at 100 Federal Street, Boston, Massachusetts 02110, is the fund's investment advisor. The investment advisor is responsible for the fund's management, subject to oversight by the fund's Board of Directors. In its duties as investment advisor, Columbia Management runs the fund's day-to-day business, including placing all orders for the purchase and sale of the fund's portfolio securities. Columbia Management is a direct wholly owned subsidiary of Columbia Management Group, Inc. (Columbia), which is an indirect wholly owned subsidiary of FleetBoston Financial Corporation. Columbia Management, a registered investment advisor, has been an investment advisor since 1969.

For the 2004 fiscal year, aggregate annualized advisory fees paid to Columbia Management by the fund amounted to 0.92% of average daily net assets of the fund.


PORTFOLIO MANAGER


PENELOPE L. BURGESS, a Senior Vice President of Columbia Management, is a co-manager for the fund and has co-managed the fund since July, 2004. Ms. Burgess has served as an equity analyst for the fund since 1997. Ms. Burgess has been associated with Columbia Management or its predecessors since November, 1993.



DEBORAH F. SNEE, a Senior Vice President of Columbia Management, is a co-manager for the fund and has co-managed the fund since July, 2004. Ms. Snee has been associated with Columbia Management or its predecessors since March, 1999. Previously, Ms. Snee was a portfolio manager at Progress Investment Management and an analyst at Sit/Kim International Investments from 1993-1998.



INFORMATION APPLICABLE TO CLASS A, CLASS B AND CLASS C SHARES


CLASS A SHARES Your purchase of Class A shares are made at the public offering price for these shares. This price includes a sales charge that is based on the amount of your initial investment when you open your account. The sales charge you pay on an additional investment is based on the total amount of your purchase and the current value of your account. Shares you purchase with reinvested dividends or other distributions are not subject to a sales charge. A portion of the sales charge is paid as a commission to your financial advisor on the sale of Class A shares. The amount of the sales charge differs depending on the amount you invest as shown in the table below.

CLASS A SALES CHARGES


                                   AS A % OF                 % OF OFFERING
                                   THE PUBLIC   AS A % OF    PRICE RETAINED
                                    OFFERING       YOUR       BY FINANCIAL
AMOUNT PURCHASED                     PRICE      INVESTMENT      ADVISOR
----------------                   ----------   ----------   --------------
Less than $50,000                     5.75         6.10           5.00
$50,000 to less than $100,000         4.50         4.71           3.75
$100,000 to less than $250,000        3.50         3.63           2.75
$250,000 to less than $500,000        2.50         2.56           2.00
$500,000 to less than $1,000,000      2.00         2.04           1.75
$1,000,000 or more                    0.00         2.04           1.75

Class A shares bought without an initial sales charge in accounts aggregating $1 million to $25 million at the time of purchase are subject to a 1.00% CDSC if the shares are sold within 18 months of the time of purchase. Subsequent Class A share purchases that bring your account value above $1 million (but less than $25 million) are subject to a CDSC if redeemed within 18 months of the date of purchase. The 18-month period begins on the first day of the month in which the purchase was made. The CDSC does not apply to retirement plans purchasing through a fee-based program.

For Class A share purchases of $1 million or more, financial advisors receive a cumulative commission from the distributor as follows:

PURCHASES OVER $1 MILLION

AMOUNT PURCHASED                                       COMMISSION %
----------------                                       ------------
Less than $3 million                                       1.00
$3 million to less than $5 million                         0.80
$5 million to less than $25 million                        0.50
$25 million or more                                        0.25

The commission to financial advisors for Class A share purchases of $25 million or more is paid over 12 months but only to the extent the shares remain outstanding. For Class A share purchases by participants in certain group retirement plans offered through a fee-based program, financial advisors receive a 1.00% commission from the distributor on all purchases of less than $3 million.

UNDERSTANDING CONTINGENT DEFERRED SALES CHARGES


Certain investments in Class A, B and C shares are subject to a CDSC, a sales charge applied at the time you sell your shares. You will pay the CDSC only on shares you sell within a certain amount of time after purchase. The CDSC generally declines each year until there is no charge for selling shares. The CDSC is applied to the net asset value at the time of purchase or sale, whichever is lower. For purposes of calculating the CDSC, the start of the holding period is the first day of the month in which the purchase was made. Shares you purchase with reinvested dividends or other distributions are not subject to a CDSC. When you place an order to sell shares, the fund will automatically sell first those shares not subject to a CDSC and then those you have held the longest.

REDUCED SALES CHARGES FOR LARGER INVESTMENTS



A.  WHAT ARE THE PRINCIPAL WAYS TO OBTAIN A BREAKPOINT DISCOUNT?



There are two principal ways you may pay a lower sales charge (often referred to as "breakpoint discounts") when purchasing Class A shares of the Fund and other funds in the Columbia family of funds.



RIGHTS OF ACCUMULATION. The value of eligible accounts (regardless of class) maintained by you and each member of your immediate family may be combined with the value of your current purchase to reach a sales charge discount level (according to the chart on the previous page) and to obtain the lower sales charge for your current purchase. To calculate the combined value of the accounts, the Fund will use the shares' current public offering price.



STATEMENT OF INTENT. You also may pay a lower sales charge when purchasing Class A shares by signing a Statement of Intent. By doing so, you would be able to pay the lower sales charge on all purchases made under the Statement of Intent within 13 months. As described in the chart on the previous page, the first breakpoint discount will be applied when total purchases reach $50,000. If your Statement of Intent purchases are not completed within 13 months, you will be charged the applicable sales charge on the amount you had invested to that date. To calculate the total value of your Statement of Intent purchases, the Fund will use the historic cost (i.e., dollars invested) of the shares held in each eligible account. You must retain all records necessary to substantiate historic costs because the Fund and your financial intermediary may not maintain this information. Upon request, a Statement of Intent may apply to purchases made 90 days prior to the date of the Statement of Intent is received by the Fund.



B.  WHAT ACCOUNTS ARE ELIGIBLE FOR BREAKPOINT DISCOUNTS?



The types of eligible accounts that may be aggregated to obtain one or both of the breakpoint discounts described above include:



-- Individual accounts



-- Joint accounts



-- Certain IRA accounts



-- Certain trusts



-- UTMA/UGMA accounts



For the purposes of obtaining a breakpoint discount, members of your "immediate family" include your spouse, parent, step parent, legal guardian, child, step child, father-in-law and mother-in-law. Eligible accounts include those registered in the name of your dealer or other financial intermediary through which you own Columbia fund shares. The value of your investment in a Columbia money market fund held in an eligible account may be aggregated with your investments in other funds in the Columbia family of funds to obtain a breakpoint discount through a Right of Accumulation. Money market funds may also be included in the aggregation for a Statement of Intent for shares that have been charged a commission. For purposes of obtaining either breakpoint discount, purchases of Galaxy money market funds are not included.



C.  HOW DO I OBTAIN A BREAKPOINT DISCOUNT?



The steps necessary to obtain a breakpoint discount depends on how your account is maintained with the Columbia family of funds. To obtain any of the above breakpoint discounts, you must notify your financial advisor at the time you purchase shares of the existence of each eligible account maintained by you or your immediate family. It is the sole responsibility of your financial advisor to ensure that you receive discounts for which you are eligible and the Fund is not responsible for a financial advisors' failure to apply the eligible discount to your account. You may be asked by the Fund or your financial advisor for account statements or other records to verify your discount eligibility, including, where applicable, records for accounts opened with a different financial advisor and records of accounts established by members of your immediate family. If you own shares exclusively through an account maintained with the Fund's transfer agent, Columbia Funds Services, Inc., you will need to provide the foregoing information to a Columbia Funds Services, Inc. representative at the time you purchase shares.



D.  HOW CAN I OBTAIN MORE INFORMATION ABOUT BREAKPOINT DISCOUNTS?



Certain investors may purchase shares at a reduced sales charge or net asset value, which is the value of a fund share excluding any sales charges. Restrictions may apply to certain accounts and certain transactions. Further information regarding these discounts may be found in the Fund's Statement of Additional Information and at www.columbiafunds.com.


CLASS B SHARES Your purchases of Class B shares are at Class B's net asset value. Class B shares have no front-end sales charge, but they do carry a CDSC that is imposed only on shares sold prior to elimination of the CDSC as shown in the applicable chart below. The CDSC generally declines each year and eventually disappears over time. The distributor pays your financial advisor an up-front commission on sales of Class B shares as described in the charts below.

Purchases of less than $250,000:

CLASS B SALES CHARGES

                                                      % DEDUCTED
                                                      WHEN SHARES
HOLDING PERIOD AFTER PURCHASE                          ARE SOLD
-----------------------------                         -----------
Through first year                                       5.00
Through second year                                      4.00
Through third year                                       3.00
Through fourth year                                      3.00
Through fifth year                                       2.00
Through sixth year                                       1.00
Longer than six years                                    0.00

Commission to financial advisors is 4.00%.

Automatic conversion to Class A shares occurs eight years after purchase.


You can pay a lower CDSC and reduce the holding period when making purchases of Class B shares through a financial advisor that participates in the Class B share discount program for larger purchases as described in the charts below. Some financial advisors are not able to participate because their record keeping or transaction processing systems are not designed to accommodate these reductions. For non-participating financial advisors, purchases of Class B shares must be less than $250,000. Consult your financial advisor to see whether it participates in the discount program for larger purchases. For participating financial advisors, Rights of Accumulation apply, so that if the combined value of the fund accounts in all classes maintained by you, your spouse or your minor children, together with the value of your current purchase, is at or above a discount level, your current purchase will be subject to the lower CDSC and the applicable reduced holding period; provided that you have notified your financial advisor in writing of the identity of such other accounts and your relationship to the other account holders.

PURCHASES OF $250,000 TO LESS THAN $500,000:


CLASS B SALES CHARGES

                                                      % DEDUCTED
                                                      WHEN SHARES
HOLDING PERIOD AFTER PURCHASE                          ARE SOLD
-----------------------------                         -----------
Through first year                                       3.00
Through second year                                      2.00
Through third year                                       1.00
Longer than three years                                  0.00

Commission to financial advisors is 2.50%.

Automatic conversion to Class A shares occurs four years after purchase.


PURCHASES OF $500,000 TO LESS THAN $1 MILLION:


CLASS B SALES CHARGES

                                                      % DEDUCTED
                                                      WHEN SHARES
HOLDING PERIOD AFTER PURCHASE                          ARE SOLD
-----------------------------                         -----------
Through first year                                       3.00
Through second year                                      2.00
Through third year                                       1.00

Commission to financial advisors is 1.75%.

Automatic conversion to Class A shares occurs three years after purchase.

If you exchange into a fund participating in the Class B share discount program or transfer your fund account from a financial advisor that does not participate in the program to one that does, the exchanged or transferred shares will retain the pre-existing CDSC but any additional purchases of Class B shares which, together with the exchanged or transferred account, exceed the applicable discount level will be subject to the lower CDSC and the reduced holding period for amounts in excess of the discount level. Your financial advisor will receive the lower commission for purchases in excess of the applicable discount level. If you exchange from a participating fund or transfer your account from a financial advisor that does participate in the program into a non-participating fund or financial advisor that does not participate in the program, the exchanged or transferred shares will retain the pre-existing CDSC schedule and holding period but all additional purchases of Class B shares will be subject to the higher CDSC and longer holding period of the non-participating fund or applicable to the non-participating financial advisor.

CLASS C SHARES Your purchases of Class C shares are at Class C's net asset value. Class C shares have no front-end sales charge, but they do carry a CDSC of 1.00% that is applied to shares sold within the first year after they are purchased. After holding the shares for one year, you may sell them at any time without paying a CDSC. The distributor pays your financial advisor an up front commission of 1% on sales of Class C shares.

CLASS C SALES CHARGES

                                                  % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                     SHARES ARE SOLD
-----------------------------                     ---------------
Through first year                                     1.00
Longer than one year                                   0.00

HOW TO EXCHANGE SHARES


You may exchange your shares of the same share class (and in some cases certain other classes) of another fund distributed by Columbia Funds Distributor, Inc. at net asset value. If your shares are subject to a CDSC, you will not be charged a CDSC upon the exchange. However, when you sell the shares acquired through the exchange, the shares sold may be subject to a CDSC, depending upon when you originally purchased the shares you are exchanging. For purposes of computing the CDSC, the length of time you have owned your shares will be computed from the date of your original purchase and the applicable CDSC will be the CDSC of the original fund. Unless your account is part of a tax-deferred retirement plan, an exchange is a taxable event, and you may realize a gain or a loss for tax purposes. In addition, if you acquired Class A shares of the Fund by exchange from another Fund, you will not be permitted to exchange those shares into another fund for 30 calendar days. You may, however, redeem those shares at any time. The fund may terminate your exchange privilege if the advisor determines that your exchange activity is likely to adversely impact its ability to manage the fund. See "Fund Policy on Trading of Fund Shares" for the fund's policy. To exchange by telephone, call 1-800-422-3737. Please have your account and taxpayer identification number available when calling.


If you acquired Class A shares of the fund by exchange from another fund, you will not be permitted to exchange those shares into another fund for 30 calendar days, although you may redeem those shares at any time. An exchange order received prior to the expiration of the 30-day period will not be honored.

DISTRIBUTION AND SERVICE FEES


RULE 12b-1 PLAN The fund has adopted a plan under Rule 12b-1 that permits it to pay the fund's distributor marketing and other fees to support the sale and distribution of Class B and C shares. The plan also permits the fund to pay your financial advisor fees for certain services provided regarding your Class A, B and C shares. The annual service fee may equal up to 0.25% for each of Class A, Class B and Class C shares. The annual distribution fee may equal up to 0.75% for each of Class B and Class C shares. Distribution and service fees are paid out of the assets of these classes. Over time, these fees will reduce the return on your investment and may cost you more than paying other types of sales charges. Class B shares automatically convert to Class A shares after a certain number of years, eliminating the distribution fee upon conversion. Conversion may occur three, four or eight years after purchase, depending on the program under which you purchased your shares. See "Your Account -- Sales Charges" for the conversion schedules applicable to Class B shares.



ADDITIONAL INTERMEDIARY COMPENSATION   In addition to the commissions specified
in this prospectus, the distributor, or its advisory affiliates, from their own resources, may make cash payments to financial service firms that agree to promote the sale of shares of funds that the distributor distributes. A number of factors may be considered in determining the amount of those payments, including the financial service firm's sales, client assets invested in the funds and redemption rates, the quality of the financial service firm's relationship with the distributor and/or its affiliates, and the nature of the services provided by financial service firms to its clients. The payments may be made in recognition of such factors as marketing support, access to sales meetings and the financial service firm's representatives, and inclusion of the fund on focus, select or other similar lists.



Subject to applicable rules, the distributor may also pay non-cash compensation to financial service firms and their representatives, including: (i) occasional gifts (ii) occasional meals, or other entertainment; and/or (iii) support for financial service firm educational or training events.



In addition, the distributor, and/or the fund's investment advisor, transfer agent or their affiliates, may pay service, administrative or other similar fees to broker/dealers, banks, third-party administrators or other financial institutions (each commonly referred to as an "intermediary"). Those fees are generally for subaccounting, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus or other group accounts. The rate of those fees may vary and is generally calculated on the average daily net assets of a fund attributable to a particular intermediary.

In some circumstances, the payments discussed above may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of the fund. For further information about payments made by the distributor and its affiliates to financial service firms and intermediaries, please see the Statement of Additional Information. PLEASE ALSO CONTACT YOUR FINANCIAL SERVICE FIRM OR INTERMEDIARY FOR DETAILS ABOUT PAYMENTS IT MAY RECEIVE.


INFORMATION APPLICABLE TO CLASS Z SHARES

ELIGIBLE INVESTORS


Only Eligible Investors may purchase Class Z shares of the fund, directly or by exchange. The Eligible Investors described below are subject to different minimum initial investment requirements. Eligible Investors and their applicable investment minimums are as follows:


$1,000 MINIMUM INITIAL INVESTMENT

- Any shareholder (as well as any family member of a shareholder or person listed on an account registration for any account of the shareholder) of a fund distributed by Columbia Funds Distributor, Inc. (CFDI) (i) who holds Class Z shares; (ii) who holds Class A shares that were obtained by exchange of Class Z shares; or (iii) who purchased certain no-load shares of funds merged with funds distributed by CFDI;

- Any trustee or director (or family member of a trustee or director) of any fund distributed by CFDI; and

- Any employee (or family member of an employee) of FleetBoston Financial Corporation or its subsidiaries.

$100,000 MINIMUM INITIAL INVESTMENT


- Clients of broker-dealers or registered investment advisors that both recommend the purchase of fund shares and charge such clients an asset-based fee; and


- Any insurance company, trust company, bank, endowment, investment company or foundation purchasing shares for its own account.

NO MINIMUM INITIAL INVESTMENT

- Any client of Fleet National Bank or a subsidiary (for shares purchased through an asset management, trust, retirement plan administration or similar arrangement with Fleet National Bank or the subsidiary);

- A retirement plan (or the custodian for such plan) with aggregate plan assets of at least $5 million at the time of purchase and which purchases shares directly from CFDI or through a third party broker-dealer;

- Investors purchasing through Columbia Management Group state tuition plans organized under Section 529 of the Internal Revenue Code; and

- Any person investing all or part of the proceeds of a distribution, rollover or transfer of assets into a Columbia Management Individual Retirement Account, from any deferred compensation plan which was a shareholder of any of the funds of Columbia Acorn Trust (formerly named Liberty Acorn Trust) on September 29, 2000, in which the investor was a participant and through which the investor invested in one or more of the funds of Columbia Acorn Trust immediately prior to the distribution, transfer or rollover.


The fund reserves the right to change the criteria for eligible investors and these investment minimums. No minimum investment applies to accounts participating in the automatic investment plan, however, each investment requires a $25 minimum purchase. The fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interest of the fund and its shareholders.


SALES CHARGES

Your purchases of Class Z shares are at net asset value, which is the value of a Class Z share excluding any sales charge. Class Z shares are not subject to an initial sales charge when purchased or a contingent deferred sales charge when sold.

HOW TO EXCHANGE SHARES


You may exchange your shares for Class Z or Class A (only if Class Z is not offered) shares of another fund distributed by Columbia Funds Distributor, Inc. at net asset value. Unless your account is part of a tax-deferred retirement plan, an exchange is a taxable event, and you may realize a gain or a loss for tax purposes. The fund may terminate your exchange privilege if the advisor determines that your exchange activity is likely to adversely impact its ability to manage the fund. See "Fund Policy on Trading of Fund Shares" for the fund's policy. To exchange by telephone, call 1-800-422-3737. Please have your account and taxpayer identification number available when calling.

APPENDIX E

FINANCIAL HIGHLIGHTS FOR INTERNATIONAL STOCK FUND

FINANCIAL HIGHLIGHTS


The financial highlights table is intended to help you understand the fund's financial performance for the periods indicated. Certain information reflects financial results for a single Class A, B, C or Z share (there were no Class G shares outstanding during the periods shown in the tables). The total returns in the table represent the rate that you would have earned (or lost) on an investment in the fund (assuming reinvestment of all dividends and distributions). This information is included in the fund's financial statements which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the fund's annual report. You can request a free annual report by calling 1-800-426-3750.



                                                  YEAR ENDED      PERIOD ENDED    PERIOD ENDED
                                                  AUGUST 31,       AUGUST 31,     DECEMBER 31,
                                                     2004           2003(A)         2002(B)
CLASS A SHARES                                    ----------      ------------    ------------
NET ASSET VALUE, BEGINNING OF PERIOD($).........     11.34            10.05           10.04
                                                    ------           ------          ------
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (loss)(c).................      0.01             0.04           (0.02)
Net realized and unrealized gain on investments,
 foreign currency and foreign capital gains
 tax............................................      1.69             1.25            0.03
                                                    ------           ------          ------
Total from investment operations................      1.70             1.29            0.01
                                                    ------           ------          ------
REDEMPTION FEES:
Redemption fees added to paid-in capital........        --(c)(d)         --              --
                                                    ------           ------          ------
NET ASSET VALUE, END OF PERIOD($)...............     13.04            11.34           10.05
Total return(%)(e)..............................     14.99(f)         12.84(g)         0.10(g)
                                                    ------           ------          ------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)($).....    24,119           21,664          20,178
Ratio of expenses to average net assets(%)(h)...      1.72             1.90(i)         1.86(i)
Ratio of net investment income (loss) to average
 net assets(%)(h)...............................      0.10             0.61(i)        (0.39)(i)
Waiver(%).......................................      0.09               --              --
Portfolio turnover rate(%)......................        90               43(g)           96


---------------


(a)  The fund changed its fiscal year end from December 31 to August 31.


(b) Class A shares were initially offered on November 1, 2002. Per share data and total return reflect activity from that date.

(c) Per share data was calculated using average shares outstanding during the period.

(d)  Rounds to less than $0.01 per share.

(e) Total return at net asset value assuming no initial sales charge or contingent deferred sales charge.

(f) Had the Investment Advisor not waived a portion of expenses, total return would have been reduced.

(g)  Not annualized.

(h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

(i)  Annualized.

                                                 YEAR ENDED      PERIOD ENDED    PERIOD ENDED
                                                 AUGUST 31,       AUGUST 31,     DECEMBER 31,
                                                    2004           2003(A)         2002(B)
CLASS B SHARES                                   ----------      ------------    ------------
NET ASSET VALUE, BEGINNING OF PERIOD($)........     11.23            10.02           10.04
                                                   ------           ------          ------
INCOME FROM INVESTMENT OPERATIONS:
Net investment loss(c).........................     (0.09)           (0.03)          (0.05)
Net realized and unrealized gain on
 investments, foreign currency and foreign
 capital gains tax.............................      1.67             1.24            0.03
                                                   ------           ------          ------
Total from investment operations...............      1.58             1.21           (0.02)
                                                   ------           ------          ------
REDEMPTION FEES:
Redemption fees added to paid-in capital.......        --(c)(d)         --              --
                                                   ------           ------          ------
NET ASSET VALUE, END OF PERIOD($)..............     12.81            11.23           10.02
Total return(%)(e)(f)..........................     14.07            12.08(g)        (0.20)(g)
                                                   ------           ------          ------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)($)....    10,221           10,316          10,920
Ratio of expenses to average net
 assets(%)(h)..................................      2.50             2.98(i)         3.64(i)
Ratio of net investment loss to average net
 assets(%)(h)..................................     (0.69)           (0.47)(i)       (2.17)(i)
Waiver(%)......................................      0.18             0.11(i)         0.11(i)
Portfolio turnover rate(%).....................        90               43(g)           96


---------------


(a)  The fund changed its fiscal year end from December 31 to August 31.


(b) Class B shares were initially offered on November 1, 2002. Per share data and total return reflect activity from that date.

(c) Per share data was calculated using average shares outstanding during the period.

(d)  Rounds to less than $0.01 per share.

(e) Total return at net asset value assuming no contingent deferred sales charge.

(f) Had the Investment Advisor not waived a portion of expenses, total return would have been reduced.

(g)  Not annualized.

(h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

(i)  Annualized.

                                                              PERIOD ENDED
                                                               AUGUST 31,
                                                                2004(A)
                       CLASS C SHARES                         ------------
NET ASSET VALUE, BEGINNING OF PERIOD($).....................     12.27
                                                                 -----
INCOME FROM INVESTMENT OPERATIONS:
Net investment loss(b)......................................     (0.01)
Net realized and unrealized gain on investments, foreign
 currency and foreign capital gains tax.....................      0.60
                                                                 -----
Total from investment operations............................      0.59
                                                                 -----
REDEMPTION FEES:
Redemption fees added to paid-in capital....................        --(b)(c)
                                                                 -----
NET ASSET VALUE, END OF PERIOD($)...........................     12.86
Total return(%)(d)(e)(f)....................................      4.81
                                                                 -----
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)($).................       632
Ratio of expenses to average net assets(%)(g)(h)............      2.11
Ratio of net investment loss to average net
 assets(%)(g)(h)............................................     (0.05)
Waiver(%)(h)................................................      0.35
Portfolio turnover rate(%)..................................        90

---------------

(a) Class C shares were initially offered on October 13, 2003. Per share data and total return reflect activity from that date.
(b) Per share data was calculated using average shares outstanding during the period.
(c)  Rounds to less than $0.01 per share.
(d) Total return at net asset value assuming no contingent deferred sales charge.
(e) Had the Investment Advisor not waived a portion of expenses, total return would have been reduced.
(f)  Not annualized.
(g) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.
(h)  Annualized.

                                       YEAR ENDED   PERIOD ENDED           YEAR ENDED DECEMBER 31,
                                       AUGUST 31,    AUGUST 31,    ----------------------------------------
                                          2004        2003(A)      2002(B)       2001      2000      1999
CLASS Z SHARES                         ----------   ------------   -------      -------   -------   -------
NET ASSET VALUE, BEGINNING OF
 PERIOD($)...........................     11.40         10.05       12.03         14.77     22.81     15.45
                                        -------       -------      -------      -------   -------   -------
INCOME FROM INVESTMENT OPERATIONS:
 Net investment income (loss)........      0.11(c)       0.07(c)       --(c)(d)    0.01     (0.04)    (0.05)
 Net realized and unrealized gain
   (loss) on investments, foreign
   currency and foreign capital gains
   tax...............................      1.67          1.27       (1.94)        (2.74)    (5.17)     9.00
                                        -------       -------      -------      -------   -------   -------
Total from investment operations.....      1.78          1.34       (1.94)        (2.73)    (5.21)     8.95
                                        -------       -------      -------      -------   -------   -------
LESS DISTRIBUTIONS:
 From net investment income..........     (0.04)           --       (0.01)        (0.01)       --        --
 From net realized gains.............        --            --          --            --     (2.83)    (1.59)
 Return of capital...................        --            --       (0.03)           --        --        --
                                        -------       -------      -------      -------   -------   -------
Total distributions..................     (0.04)           --       (0.04)        (0.01)    (2.83)    (1.59)
                                        -------       -------      -------      -------   -------   -------
REDEMPTION FEES:
 Redemption fees added to paid-in
   capital...........................        --(c)(d)      0.01(c)     --            --        --        --
                                        -------       -------      -------      -------   -------   -------
NET ASSET VALUE, END OF PERIOD($)....     13.14         11.40       10.05         12.03     14.77     22.81
                                        -------       -------      -------      -------   -------   -------
Total return(%)(e)...................     15.65(f)      13.43(f)(g) (16.10)(f)   (18.47)   (22.64)    57.93
                                        -------       -------      -------      -------   -------   -------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in
 thousands)($).......................   558,082       248,718      143,332      135,626   175,316   239,223
Ratio of expenses to average net
 assets(%)(h)........................      1.10          1.47(i)     1.49          1.56      1.42      1.48
Ratio of net investment income (loss)
 to average net assets(%)(h).........      0.81          1.03(i)    (0.02)         0.06     (0.19)    (0.35)
Waiver(%)............................      0.18          0.12(i)     0.12            --        --        --
Portfolio turnover rate(%)...........        90            43(g)       96           130       112        94



---------------



(a)  The fund changed its fiscal year end from December 31 to August 31.



(b)  On November 1, 2002, the existing fund shares were renamed Class Z shares.



(c) Per share data was calculated using average shares outstanding during the period.



(d)  Rounds to less than $0.01 per share.



(e)  Total return at net asset value assuming all distributions reinvested.



(f) Had the Investment Advisor not waived a portion of expenses, total return would have been reduced.



(g)  Not annualized.



(h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.



(i)  Annualized.

APPENDIX F

                         COMPARISON OF A MASSACHUSETTS
                   BUSINESS TRUST WITH AN OREGON CORPORATION

As a series of Trust XI, a Massachusetts business trust, International Equity Fund is subject to the provisions of Trust XI's Declaration of Trust and Bylaws. The provisions of Trust XI's Declaration of Trust and Bylaws differ in some respects from International Stock Fund's Articles of Incorporation and Bylaws and Chapter 60 of the Oregon Revised Statutes ("ORS"), referred to as the Oregon Business Corporations Act ("OBCA"), which governs Oregon corporations.

The following is a summary of significant differences between (i) the International Stock Fund's Articles of Incorporation and Bylaws and the OBCA and
(ii) Trust XI's Declaration of Trust and Bylaws and Massachusetts business trust law. For additional information regarding all of the differences, shareholders of International Equity Fund should refer directly to such documents, copies of which may be obtained by contacting International Stock Fund at its address listed on the cover of this Prospectus/Proxy Statement or toll-free at 1-800-426-3750.


Shareholder Liability. Under the OBCA, a shareholder of an Oregon corporation who has fully paid the subscription price for his shares generally has no personal liability in excess of his shares. Under Massachusetts law, shareholders of a Massachusetts business trust could, in certain circumstances, be held personally liable for the obligations of the trust. Trust XI's Declaration of Trust, however, disclaims shareholder liability for acts or obligations of Trust XI or International Equity Fund and requires that notice of that disclaimer be given in each agreement, undertaking, or obligation entered into or executed by Trust XI, International Equity Fund or Trust XI's Trustees. Trust XI's Declaration of Trust provides for indemnification out of International Equity Fund's property for all loss and expense of any shareholder held personally liable for the obligations of the fund. Thus, the risk of a shareholder's incurring financial loss from shareholder liability is limited to circumstances in which International Equity Fund would be unable to meet its obligations. The likelihood of such a circumstance is considered by International Equity Fund's adviser to be remote.



Shareholder Voting Rights, Interests and Meetings. The shareholders of International Equity Fund generally have different and somewhat more limited rights to vote and to call shareholder meetings than shareholders of International Stock Fund.

Trust XI's Declaration of Trust and International Stock Fund's Articles of Incorporation and Bylaws give shareholders the right to call a special meeting for the purpose of electing Trustees/directors or for any other purpose (upon the request of the holders of 10% of the outstanding shares of the respective fund). Directors of International Stock Fund may only be removed by the shareholders; a Trustee of Trust XI may only be removed by the Trustees of Trust XI.


In an election of Trustees of Trust XI, the shareholders of all funds that are series of Trust XI vote together for a single Board of Trustees for Trust XI. In an election of directors of International Stock Funds, only shareholders of a particular fund vote for a Board of Directors for that fund because the funds are separate corporations.

Neither Trust XI nor International Stock Fund is required to hold annual shareholder meetings for matters such as the election of Trustees or directors, although the requirements of the 1940 Act may effectively require that Trust XI or International Stock Fund call special shareholder meetings from time to time.

The shareholders of Trust XI have the right to vote on a somewhat more limited category of amendments to Trust XI's Declaration of Trust than the category of amendments to International Stock Fund's Articles of Incorporation on which its shareholders have the right to vote. The Trustees may amend Trust XI's Declaration of Trust without shareholder vote to: change Trust XI's name, supply any omission, or cure any ambiguous, defective or inconsistent provision.


The Trustees may amend Trust XI's Bylaws (except for Articles IX and X thereof, which may only be amended by shareholders) without shareholder consent. The shareholders of Trust XI may also amend its bylaws. The shareholders or board of directors of International Stock Fund may amend the fund's Bylaws.



A termination of Trust XI or any series of Trust XI may be effected by action of the Trustees by written notice to the shareholders. The shareholders of International Stock Fund have the right to vote on a dissolution of the fund, with a required affirmative vote of the holders of more than 50% of the outstanding shares of International Stock Fund.


The shareholders of International Equity Fund have the right to vote on a merger, consolidation or share exchange involving International Equity Fund to the extent required under the 1940 Act, with a required vote of a majority of the outstanding shares. The shareholders of International Stock Fund have the right to vote on a merger, consolidation, share exchange or sale of all or substantially all assets, with a required vote of a majority of the outstanding shares.

The shareholders of International Equity Fund do not have dissenters' rights for these types of extraordinary transactions. The OBCA provides that the shareholders of International Stock Fund have dissenters' rights for these types of extraordinary transactions, although such dissenters' rights may be preempted by the 1940 Act.

The shareholders of International Equity Fund may vote together with shareholders of other series of Trust XI on certain matters because of the single trust structure, whereas the shareholders of International Stock Fund vote separately from the shareholders of other funds because the funds are separate corporations. Although any such combined voting would be subject to requirements of the 1940 Act as to separate series or class voting rights, the shareholders of Trust XI would still vote together on matters such as the election of trustees or ratification of auditors.

Trust XI's Declaration of Trust provides that a majority consent is required for a shareholder action taken without a meeting. International Stock Fund's Bylaws provide that unanimous consent is required for a shareholder action taken without a meeting.

Trust XI's Declaration of Trust provides that a quorum for a shareholder meeting is a majority of the shares of each class outstanding and entitled to vote at the meeting. International Stock Fund's Bylaws provide that a quorum for a shareholder meeting is a majority of the shares entitled to vote at the meeting.

Trust XI's Declaration of Trust provides that notice of a shareholder meeting is to be mailed, postage prepaid, not less than seven days before the date of such meeting, to each shareholder entitled to vote at such meeting, at his address as it appears on the records of the Trust. International Stock Fund's Bylaws require that notice of shareholder meetings be mailed not earlier than sixty days nor less than ten days prior to the meeting.

A shareholder of International Equity Fund may put a voting proxy in place for a duration of up to six months, compared with eleven months for shareholders of International Stock Fund.

International Stock Fund must make available a list of all shareholders beginning two business days after notice of the meeting is given and continuing through the meeting. No such requirement is applicable to International Equity Fund.

Trust XI's Declaration of Trust specifically disclaims any shareholder right to partition of the assets of International Equity Fund. No such disclaimer is present in International Stock Fund's Articles of Incorporation, although Oregon law limits shareholder rights in dissolution of International Stock Fund.

Director vacancies for International Stock Fund are filled by action of either the shareholders, the Board of Directors, the remaining Directors if less than a quorum (by the vote of a majority thereof) or by a sole remaining Director. A Trustee vacancy for Trust XI may be filled by the Trustees, unless immediately after filling any such vacancy, less than two-thirds of the Trustees then holding office would have been elected to such office by the shareholders. The Board of Trustees shall call a meeting of shareholders for the purpose of electing Trustees whenever less than a majority of the Trustees have been elected by shareholders.


Boards of directors or trustees form committees of subgroups of their number to perform certain tasks. Such a committee formed by the directors of International Stock Fund may not take certain actions including: authorizing distributions; approving or proposing to the shareholders any actions which require shareholder approval; filling vacancies on the board or any committees; amending the fund's Articles of Incorporation, to the extent Directors may do so without shareholder consent; adopting, amending or repealing the fund's Bylaws; approving a plan of merger not requiring shareholder approval; authorizing or approving reacquisition of shares unless within limits prescribed by the board; generally authorizing or approving the issuance or sale of shares; or determining the designation, rights, preferences, or limitations of any class or series of shares. Trustee committees for Trust XI are not so limited.



Directors of International Stock Fund may cause the fund to make loans to, or guarantees for, directors. In order for Directors of International Stock Fund to take such action, (i) it must be approved by a majority of outstanding shares, or (ii) the board must determine that the loan or guarantee benefits the corporation and must approve the specific loan or guarantee or a general plan authorizing such items. Trustees of Trust XI are not explicitly authorized to cause a fund to make loans to, or guarantees for, Trustees.



Dividends. The OBCA imposes certain limitations on distributions in circumstances where the corporation would be unable to pay its debts as they become due in the ordinary course of business, or its total assets would be less than its total liabilities and certain other obligations. No similar limitations are contained in Trust XI's Declaration of Trust.



Director and Trustee Liability and Indemnification. Under the OBCA and International Stock Fund's Articles of Incorporation, the directors of

International Stock Fund are not personally liable for monetary damages to International Stock Fund or its shareholders for their conduct as directors, but are personally liable for: acts in breach of the director's duty of loyalty to the corporation or its shareholders; acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law; an unlawful distribution to shareholders; and transactions from which the director derived an improper personal benefit. Under Trust XI's Declaration of Trust, the Trustees are liable only for willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct as Trustee. Oregon law provides for mandatory indemnification of a corporation's directors against reasonable expenses incurred in connection with a proceeding or claim with respect to which the director is successful in defending. This mandatory indemnification also extends to officers unless a fund's articles of incorporation provide otherwise. In addition, the OBCA permits the International Stock Fund to include a provision in its Articles of Incorporation providing that it will indemnify an individual made party to a proceeding because the individual is or was an officer or director against liability (including obligations to pay a judgement, settlement, penalty, fine and reasonable expenses of counsel) incurred in the proceeding provided such persons:


- acted in good faith;

- reasonably believed that their conduct was in the best interests of the corporation or at least not opposed to its interests; and


- in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.



International Stock Fund now provides for such indemnification of current and former officers and directors to the fullest extent not prohibited by law for any such liability. No indemnification may be granted if such person is adjudged liable (1) to the fund in connection with a proceeding by or in right of the fund or (ii) on the basis that personal benefit was improperly received. In addition, the fund will reimburse the expenses of an officer or director (or the fund will pay the expenses) in advance of the final disposition of any proceeding if the person receiving the advance furnishes to the fund (x) written affirmation of his or her good faith belief that he or she has met with prescribed standard of conduct and (y) a written undertaking to repay the advance if it is determined that the person did not meet the standard of conduct.


Pursuant to Trust XI's Declaration of Trust, Trust XI will indemnify each of its trustees and officers against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees, reasonably incurred by such person while in office or thereafter, by reason of the indemnified person's service as a trustee or officer except with respect to any matter as to which such person shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties. Legal expenses may be paid from time to time by Trust XI in advance of the final disposition of any such proceeding if Trust XI receives a written undertaking by the indemnified person to reimburse Trust XI in the event it is subsequently determined that the indemnified person is not entitled to such indemnification and (a) the indemnified person shall provide security for his undertaking, or (b) the Trust shall be insured against losses arising by reason of any lawful advances, or (c) a majority of the disinterested, non-party trustees of the Trust or an independent legal counsel, as expressed in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnified person ultimately will be found entitled to indemnification.

                     COLUMBIA INTERNATIONAL STOCK FUND, INC.

                                    FORM N-14
                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION



                               December 24, 2004




      This Statement of Additional Information (the "SAI") relates to the proposed Acquisition (the "Acquisition") of Columbia International Equity Fund (the "Acquired Fund"), a series of Columbia Funds Trust XI, by Columbia International Stock Fund, Inc. (the "Acquiring Fund"). This SAI contains information which may be of interest to shareholders but which is not included in the combined Prospectus/Proxy Statement dated December 24, 2004 (the "Prospectus/Proxy Statement") which relates to the Acquisition. As described in the Prospectus/Proxy Statement, the Acquisition would involve the transfer of all the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption of all the liabilities of the Acquired Fund. The Acquired Fund would distribute the Acquiring Fund shares it receives to its shareholders in complete liquidation of the Acquired Fund. The Acquiring Fund will be the survivor for accounting purposes. This SAI is not a prospectus and should be read in conjunction with the Prospectus/Proxy Statement. The Prospectus/Proxy Statement has been filed with the Securities and Exchange Commission and is available upon request and without charge by writing to your Fund at One Financial Center, Boston, Massachusetts 02111-2621, or by calling 1-800-426-3750.

                                TABLE OF CONTENTS



ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND
   AND THE ACQUIRED FUND...............................................     3
FINANCIAL STATEMENTS...................................................     3
APPENDIX A.............................................................    A-1

ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND AND THE ACQUIRED FUND.

Attached hereto as Appendix A is the Statement of Additional Information of the Acquiring Fund dated January 1, 2004.

Further information about the Acquired Fund is contained in the Statement of Additional Information for the Acquired Fund dated February 1, 2004, which is available upon request and without charge by writing to the Acquired Fund at One Financial Center, Boston, Massachusetts 02111-2621, or by calling
1-800-426-3750.

FINANCIAL STATEMENTS.

This SAI is accompanied by the Annual Report for the 12 months ended August 31, 2004 of the Acquiring Fund, which report contains historical financial information regarding the Acquiring Fund. Such report has been filed with the Securities and Exchange Commission and is incorporated herein by reference.

This SAI is accompanied by the Annual Report for the 12 months ended September 30, 2004 of the Acquired Fund, which report contains historical financial information regarding the Acquired Fund. Such report has been filed with the Securities and Exchange Commission and is incorporated herein by reference.

Pro forma financial statements of the Acquiring Fund for the Acquisition are provided on the following pages.

                       COLUMBIA INTERNATIONAL EQUITY FUND
                                       AND
                     COLUMBIA INTERNATIONAL STOCK FUND, INC.

                    PRO FORMA COMBINING FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2004 (UNAUDITED)

NOTE 1.  ORGANIZATION

Columbia International Stock Fund (the "Acquiring Fund"), is a diversified open-end management investment company registered under the Investment Company Act of 1940, as amended.

INVESTMENT GOAL

The Fund seeks long-term capital appreciation by investing in stocks issued by companies from at least three countries outside the United States.

FUND SHARES

The Fund may issue an unlimited number of shares. The Fund currently offers five classes of shares: Class A, Class B, Class C, Class D, and Class Z shares. Each share class has its own expense structure.

NOTE 2. BASIS OF COMBINATION

The accompanying pro-forma financial statements are presented to show the effect of the proposed merger of Columbia International Equity Fund ("Target Fund"), by the Acquiring Fund as if such merger had occurred on September 1, 2004.

Under the terms of the merger, the combination of the Target Fund and Acquiring Fund will be accounted for by the method of accounting for tax-free mergers of investment companies. The merger will be accomplished by a combination of the net assets of the Target Fund into the Acquiring Fund in exchange for new shares of the Acquiring Fund at net asset value.


The Investment Portfolio and Statement of Assets and Liabilities of the Target and Acquiring Funds have been combined to reflect balances as of August 31, 2004. The Statement of Operations of the Target and Acquiring Funds has been combined to reflect twelve months ended August 31, 2004. Columbia Management Advisers, Inc. expects that all of the securities held by the Target Fund would comply with the investment goal and strategies of the Acquiring Fund.


Following the merger the Acquiring Fund will be the accounting survivor. In accordance with accounting principles generally accepted in the United States of America, the historical cost of investment securities will be carried forward to the Acquiring Fund and the results of operations for pre-combined periods will not be re-stated.

The accompanying pro-forma financial statements should be read in conjunction with the financial statements of the Acquiring Fund and the Target Fund included within their respective annual shareholder reports dated August 31, 2004 and September 30, 2004, respectively.

The following notes refer to the accompanying pro-forma financial statements as if the above mentioned merger of the Target Fund by the Acquiring Fund had occurred on September 1, 2004.

NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements.

SECURITY VALUATION

Equity securities are valued at the last sale price on the principal exchange on which they trade, except for securities traded on the NASDAQ, which are valued at the NASDAQ official close price. Unlisted securities or listed securities for which there were no sales during the day are valued at the closing bid price on such exchanges or over-the-counter markets.

Short-term debt obligations maturing within 60 days are valued at amortized cost, which approximates market value.

Foreign securities are generally valued at the last sale price on the foreign exchange or market on which they trade. If any foreign share prices are not readily available as a result of limited share activity, the securities are valued at the last sale price of the local shares in the principal market in which such securities are normally traded.

Generally, trading in foreign securities is substantially completed each day at various times prior to the close of the New York Stock Exchange ("NYSE"). The values of such securities used in computing the net asset value of the Fund's (Funds') shares are determined as of such times. Foreign currency exchange rates are generally determined at 2:00 p.m. Eastern (U.S.) time. Occasionally, events affecting the values of such foreign securities and such exchange rates may occur between the times at which they are determined and the close of the customary trading session of the NYSE, which would not be reflected in the computation of the Funds' net asset value. If events materially affecting the values of such foreign securities occur and it is determined that market quotations are not reliable, then these foreign securities will be valued at their fair value using procedures approved by the Board of Trustees.

The Funds may use a systematic fair valuation model provided by an independent third party to value securities, principally traded in foreign markets, in order to adjust for possible stale pricing that may occur between the close of the foreign exchanges and the time for fair valuation. If a security is valued at a "fair value," such value is likely to be different from the last quoted market price for the security Investments for which market quotations are not readily available, or quotations which management believes are not appropriate, are valued at fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Board of Trustees.

SECURITY TRANSACTIONS

Security transactions are accounted for on the trade date. Cost is determined and gains (losses) are based upon the specific identification method for both financial statement and federal income tax purposes.

REPURCHASE AGREEMENTS

The Funds may engage in repurchase agreement transactions with institutions that each Fund's investment advisor has determined are creditworthy. Each Fund, through its custodian, receives delivery of underlying securities collateralizing a repurchase agreement. Collateral is at least equal, at all times, to the value of the repurchase obligation including interest. A repurchase agreement transaction involves certain risks in the event of default or insolvency of the counterparty. These risks include possible delays or restrictions upon each Fund's ability to dispose of the underlying securities and a possible decline in the value of the underlying securities during the period while the Fund seeks to assert its rights.

DETERMINATION OF CLASS NET ASSET VALUES

All income, expenses (other than class-specific expenses, as shown on the Statement of Operations) and realized and unrealized gains (losses), are allocated to each class of each Fund on a daily basis, based on the relative net assets of each class, for purposes of determining the net asset value of each class.

FEDERAL INCOME TAX STATUS

Each Fund intends to qualify each year as a "regulated investment company" under Subchapter M of the Internal Revenue Code, as amended, and will distribute substantially all of its taxable income, if any, for its tax year, and as such will not be subject to federal income taxes. In addition, each Fund intends to distribute in each calendar year substantially all of its net investment income, capital gains and certain other amounts, if any, such that the Fund should not be subject to federal excise tax. Therefore, no federal income or excise tax provision is recorded.


NOTE 4. CAPITAL SHARES

The pro-forma combining net asset value per share assumes the issuance of Acquiring Fund shares to Target Fund shareholders in connection with the proposed merger. The number of shares assumed to be issued is equal to the net asset value of the Target Fund divided by the net asset value per share of the Acquiring Fund as of August 31, 2004. The pro-forma number of shares outstanding, by class, for the combined entity consists of the following at August 31, 2004.

                          Shares of         Additional Shares          Total Shares
                        Acquiring Fund        Assumed Issued            Outstanding
Class of Shares        Pre-Combination         with Merger            Post Combination
---------------        ---------------      -----------------         ----------------
Class A                   1,849,706             3,218,124                 5,067,830
Class B                     797,769                69,357                   867,126
Class C                      49,113                 7,576                    56,689
Class G                           -               380,148                   380,148
Class Z                  42,471,114            32,743,754                75,214,868

NOTE 5. LEGAL PROCEEDINGS

Columbia, the Distributor, and certain of their affiliates (collectively, "The Columbia Group") have received information requests and subpoenas from various regulatory and law enforcement authorities in connection with their investigations of late trading and market timing in mutual funds as well as other industry wide issues. The Columbia Group has not uncovered any instances where Columbia or the Distributor were knowingly involved in late trading of mutual fund shares.

On February 24, 2004, the Securities and Exchange Commission ("SEC") filed a civil complaint in the United States District Court for the District of Massachusetts against Columbia and the Distributor, alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual fund shares. Also on February 24, 2004, the New York Attorney General ("NYAG") filed a civil complaint in New York Supreme Court, County of New York against Columbia and the Distributor alleging that Columbia and the Distributor had violated certain New York anti-fraud statutes. If either Columbia or the Distributor is unsuccessful in its defense of these proceedings, it could be barred from serving as an investment advisor or distributor for any investment company registered under the Investment Company Act of 1940, as amended (a "registered investment company"). Such results could prevent Columbia, the Distributor or any company that is an affiliated person of Columbia and the Distributor from serving as an investment advisor or distributor for any registered investment company, including your fund. Your fund has been informed by Columbia and the Distributor that, if these results occur, they will seek exemptive relief from the SEC to permit them to continue to serve as your fund's investment advisor and distributor. There is no assurance that such exemptive relief will be granted. On March 15, 2004, Columbia and the Distributor entered into agreements in principle with the

SEC Division of Enforcement and NYAG in settlement of the charges. Under the agreements, Columbia and the Distributor agreed, among other things, to the following conditions: payment of $70 million in disgorgement; payment of $70 million in civil penalties; an order requiring Columbia and the Distributor to cease and desist from violations of the antifraud provisions and other provisions of the federal securities laws; governance changes designed to maintain the independence of the mutual fund boards of trustees and ensure compliance with securities laws and their fiduciary duties; and retention of an independent consultant to review Columbia's and the Distributor's compliance policies and procedures. The agreement requires the final approval of the SEC. In a separate agreement with the NYAG, the Columbia Group and its affiliate Banc of America Capital Management, LLC have agreed to collectively reduce mutual fund fees by $160 million over a five-year period.

As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the funds.

In connection with the events described in detail above, various parties have filed suit against certain funds, their Boards and/or FleetBoston (and affiliated entities). More than 300 cases (including those filed against entities unaffiliated with the funds, their Boards and/or FleetBoston and its affiliated entities) have been consolidated in a multi-district proceeding and transferred to the Federal District Court in Maryland. Recently, certain Columbia funds and affiliated entities have been named as defendants in several derivative actions under various sections of the Investment Company Act of 1940, as amended, alleging, among other things, that the fees and expenses paid by those funds are excessive. The funds and the other defendants to these actions, including Columbia and various of its affiliates, certain other mutual funds advised by Columbia and its affiliates, and various directors of such funds, have denied these allegations and are contesting the plaintiffs' claims. These suits and certain regulatory investigations are ongoing, however, based on currently available information, Columbia believes that these lawsuits are without merit, that the likelihood they will have a material adverse impact on any fund is remote, and that the lawsuits are not likely to materially affect its ability to provide investment management services to its clients, including the funds.

For the twelve months ended August 31, 2004, Columbia has assumed legal, consulting services and Trustees' fees incurred by the Funds in connection with these matters.

Pro-forma Combining
Statement of Assets & Liabilities
As of August 31, 2004 (Unaudited)


                                                                Columbia         Columbia                        Columbia
                                                              International    International                   International
                                                               Equity Fund      Stock Fund                       Stock Fund
                                                              -------------    -------------                 -------------------
                                                                                              Pro- forma
                                                               Target Fund       Acquiring    Adjustments    Pro -forma Combined
                                                              -------------    -------------  -----------    -------------------
ASSETS
Investments, at cost                                          $ 447,175,983    $ 557,030,399    $      -       $ 1,004,206,382
                                                              -------------    -------------    --------       ---------------
Investments, at value                                         $ 480,743,359    $ 598,724,613    $      -       $ 1,079,467,972
Cash                                                                    943              627           -                 1,570
Foreign currency (cost of $67,443, $48,999, $-, $116,442,
 respectively)                                                       67,656           49,167           -               116,823
Receivable for:                                                           -                                                  -
   Investments sold                                               1,713,088          885,098           -             2,598,186
   Fund shares sold                                                 557,804          579,863           -             1,137,667
   Interest                                                             800            1,184           -                 1,984
   Dividends                                                      1,027,685        1,217,846           -             2,245,531
   Foreign tax reclaims                                             408,447          279,912           -               688,359
Deferred Trustees' compensation plan                                 20,982            2,089           -                23,071
                                                              -------------    -------------    --------       ---------------
              Total Assets                                      484,540,764      601,740,399           -         1,086,281,163

LIABILITIES
Payable for:
   Investments purchased                                          5,351,626        6,757,019           -            12,108,645
   Fund shares repurchased                                          373,649          407,990           -               781,639
   Investment advisory fee                                          252,475          437,196           -               689,671
   Administration fee                                                24,834                -           -                24,834
   Transfer agent fee                                                77,717           42,762           -               120,479
   Pricing and bookkeeping fees                                       8,613           13,420           -                22,033
   Trustees' fees                                                         -            1,115           -                 1,115
   Audit fee                                                         23,264           26,010           -                49,274
   Custody fee                                                       38,684           59,602           -                98,286
   Distribution and service fees                                     15,387           14,916           -                30,303
Deferred Trustees' fees                                              20,982            2,089           -                23,071
Foreign capital gains tax payable                                   183,306          152,481           -               335,787
Other liabilities                                                    27,305           34,532      44,495 (g)           106,332
                                                              -------------    -------------    --------       ---------------
              Total Liabilities                                   6,397,842        7,949,132      44,495            14,391,469
                                                              -------------    -------------    --------       ---------------
                 NET ASSETS                                   $ 478,142,922    $ 593,791,267    $(44,495)(g)     1,071,889,694
                                                              -------------    -------------    --------       ---------------

COMPOSITION OF NET ASSETS
Paid-in capital                                               $ 747,841,871    $ 582,376,931    $      -       $ 1,330,218,802
Undistributed net investment income                               4,396,769        2,274,226     (44,495)(g)         6,626,500
Accumulated net realized loss                                  (307,504,846)     (32,499,115)          -          (340,003,961)
Net unrealized appreciation (depreciation) on:
   Investments                                                   33,567,376       41,694,214           -            75,261,590
   Foreign currency translations                                     25,059           14,178           -                39,237
   Foreign capital gains tax                                       (183,307)         (69,167)          -              (252,474)
                                                              -------------    -------------    --------       ---------------
                 NET ASSETS                                   $ 478,142,922    $ 593,791,267    $(44,495)      $ 1,071,889,694
                                                              -------------    -------------    --------       ---------------

CLASS A (d) (e)
Net assets                                                           $    757,765    $ 24,118,642    $ 41,203,920    $ 66,080,327
Shares outstanding                                                         62,383       1,849,706       3,155,741       5,067,830
Net asset value per share (a)                                        $      12.15    $      13.04    $          -    $      13.04
Maximum sales charge                                                         5.75%           5.75%              -            5.75%
Maximum offering price per share (b)                                 $      12.89    $      13.84    $          -    $      13.84
                                                                     ------------    ------------    ------------    ------------
CLASS T (e)
Net assets                                                           $ 41,206,994    $          -    $(41,206,994)   $          -
Shares outstanding                                                      3,401,627               -      (3,401,627)              -
Net asset value per share (a)                                        $      12.11    $          -    $          -    $          -
Maximum sales charge                                                         5.75%
Maximum offering price per share (b)                                 $      12.85    $          -    $          -    $          -
                                                                     ------------    ------------    ------------    ------------
CLASS B (d)
Net assets                                                           $    888,953    $ 10,221,053    $       (353)   $ 11,109,653
Shares outstanding                                                         73,957         797,769          (4,600)        867,126
Net asset value and offering price per share (a)                     $      12.02    $      12.81    $          -    $      12.81
                                                                     ------------    ------------    ------------    ------------
CLASS C (d)
Net assets                                                           $     97,466    $    631,698    $        (24)   $    729,140
Shares outstanding                                                          8,157          49,113            (581)         56,689
Net asset value and offering price per share (a)                     $      11.95    $      12.86    $          -    $      12.86
                                                                     ------------    ------------    ------------    ------------
CLASS D
Net assets                                                           $          -    $    737,642    $        (22)   $    737,620
Shares outstanding                                                              -          57,148               -          57,148
Net asset value and offering price per share (a)                     $          -    $      12.91    $          -    $      12.91
                                                                     ------------    ------------    ------------    ------------
CLASS G (f)
Net assets                                                           $  4,888,975    $          -    $       (275)   $  4,888,700
Shares outstanding                                                        409,937               -         (29,789)        380,148
Net asset value and offering price per share (a)                     $      11.93    $          -    $          -    $      12.86
                                                                     ------------    ------------    ------------    ------------
CLASS Z (d)
Net assets                                                           $430,302,769    $558,082,232    $    (40,747)   $988,344,254
Shares outstanding                                                     34,875,324      42,471,114      (2,131,570)     75,214,868
Net asset value, offering and redemption price per share (c)         $      12.34    $      13.14    $          -    $      13.14

(a) Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

(b) On sales of $50,000 or more the offering price is reduced.

(c) Redemption price per share is equal to net asset value less any applicable redemption fees.

(d) Class A, B, C and Z shares of Columbia International Equity Fund are exchanged for Class A, B, C and Z shares of Columbia International Stock Fund, respectively, based on the net asset value per share of Columbia International Stock Fund's Class A,B,C, and Z shares, respectively, at the time of the merger.

(e) Class T shares of Columbia International Equity Fund are exchanged for new Class A shares of Columbia International Stock Fund, based on the net asset value per share of Columbia International Stock Fund's Class A shares at the time of the merger.

(f) Class G shares of Columbia International Equity Fund are exchanged for new Class G shares of Columbia International Stock Fund, based on the net asset value per share of Columbia International Stock Fund's Class C shares at the time of the merger.

(g) Adjustment reflects one time proxy, accounting, legal and other costs of the reorganization as approved by the Board of Trustees of $26,869 and $17,626 to be borne by Columbia International Equity Fund and Columbia International Stock Fund, respectively.

Pro-forma Combining
Statement of Operations
For the Twelve Months Ended August 31, 2004 (Unaudited)

                                                                     Columbia         Columbia
                                                                   International    International
                                                                    Equity Fund      Stock Fund
                                                                   -------------    -------------
                                                                                                    Pro-forma   Pro-forma
                                                                    Target Fund       Acquiring    Adjustments   Combined
                                                                   -------------    -------------  -----------  ----------
INVESTMENT INCOME
Dividends                                                           $  9,796,054    $ 10,502,144    $       -  $ 20,298,198
Interest                                                                 135,672         225,992            -       361,664
Foreign withholding tax                                               (1,010,719)     (1,235,663)           -    (2,246,382)
                                                                    ------------    ------------    ---------  ------------
   Total Investment Income                                             8,921,007       9,492,473            -    18,413,480
                                                                    ------------    ------------    ---------  ------------

EXPENSES
Investment advisory fee                                                4,168,359       4,953,878      283,838     9,406,075 (a)
Administration fee                                                       312,763               -     (312,763)            - (a)
Distribution fee:                                                                                                         -
   Class B                                                                 4,655          83,878            -        88,533 (a)
   Class C                                                                   633           2,845            -         3,478 (a)
   Class D                                                                     -           5,532            -         5,532 (a)
   Class G                                                                34,379               -            -        34,379 (c)(g)
Service fee:
   Class A                                                                 1,595          61,658      111,567       174,820 (a)(f)
   Class B                                                                 1,546          27,959            -        29,505 (a)
   Class C                                                                   211             948            -         1,159 (a)
   Class D                                                                     -           1,834            -         1,834 (a)
   Class G                                                                15,866               -            -        15,866 (c)(g)
   Class T                                                               133,888               -     (133,888)            - (f)
Transfer agent fee:
   Class A                                                                 1,324         104,768      (16,715)       89,377 (b)(f)
   Class B                                                                   967          60,592      (46,470)       15,089 (b)
   Class C                                                                   313           1,099         (762)          650 (b)
   Class D                                                                     -           3,907       (2,964)          943 (b)
   Class G                                                                 1,574               -        5,188         6,762 (e)(g)
   Class T                                                                70,555               -      (70,555)            - (f)
   Class Z                                                               280,730         594,779      243,531     1,119,040 (e)
Pricing and bookkeeping fees                                              95,006         136,442      (65,209)      166,239 (b)
Trustees' fees                                                            22,501           9,503      (14,834)       17,170 (b)
Custody fee                                                               16,665         321,832      238,999       577,496 (e)
Audit fee                                                                 41,981          38,483      (45,464)       35,000 (b)
Non-recurring costs (see Note 5)                                          22,951          27,108            -        50,059
Other expenses                                                            46,322         237,460       13,114       296,896 (e)
                                                                    ------------    ------------    ---------  ------------
   Total Expenses                                                      5,274,784       6,674,505      186,613    12,135,902
Expenses waived/reimbursed by Investment Advisor                      (1,167,611)       (373,733)     577,547      (963,797)(a)
Fees waived by Transfer Agent:
   Class A                                                                   (61)         (6,795)     (70,065)      (76,921)(d)(f)
   Class B                                                                   (66)        (12,299)        (621)      (12,986)(d)
   Class C                                                                  (182)           (976)         598          (560)(d)
   Class D                                                                     -          (3,670)       2,859          (811)(d)
   Class G                                                                (9,289)              -        3,470        (5,819)(d)(g)
   Class T                                                               (37,491)              -       37,491             - (f)
   Class Z                                                               (32,002)       (447,801)    (483,277)     (963,080)(d)
Custody earnings credit                                                     (968)           (833)           -        (1,801)
Non-recurring cost assumed by Investment Advisor (see Note 5)            (22,951)        (27,108)           -       (50,059)
                                                                    ------------    ------------    ---------  ------------
   Net Expenses                                                        4,004,163       5,801,290      254,615    10,060,068
                                                                    ------------    ------------    ---------  ------------
Net Investment Income                                                  4,916,844       3,691,183     (254,615)    8,353,412
                                                                    ------------    ------------    ---------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS,
   FOREIGN CURRENCY AND FOREIGN CAPITAL GAINS TAX
Net realized gain (loss) on:
   Investments                                                        67,371,248      31,660,421            -    99,031,669
   Foreign currency transactions                                      (1,359,051)     (1,008,219)           -    (2,367,270)
   Foreign capital gains tax                                          (1,497,512)       (985,510)           -    (2,483,022)
                                                                    ------------    ------------    ---------  ------------
       Net realized gain                                              64,514,685      29,666,692            -    94,181,377

Net change in unrealized appreciation/depreciation on:
   Investments                                                        (9,170,160)     12,529,973            -     3,359,813
   Foreign currency translations                                          64,426          95,740            -       160,166
   Foreign capital gains tax                                             769,234         304,088            -     1,073,322
                                                                    ------------    ------------    ---------  ------------
       Net change in unrealized appreciation/depreciation             (8,336,500)     12,929,801            -     4,593,301
                                                                    ------------    ------------    ---------  ------------
Net Gain                                                              56,178,185      42,596,493            -    98,774,678
                                                                    ------------    ------------    ---------  ------------
Net Increase in Net Assets from Operations                          $ 61,095,029    $ 46,287,676    $(254,615) $107,128,090
                                                                    ============    ============    =========  ============

(a) Based on the contract in effect for Columbia International Stock Fund, the surviving fund.

(b) Reflects elimination of duplicate expenses achieved as a result of merging funds.

(c) Based on the contract in effect for Columbia International Stock Fund's new Class G shares.

(d) Based on voluntary fee waiver currently in effect for Columbia International Stock Fund, the surviving fund.

(e) Adjustment to realign Columbia International Equity Fund's fees to Columbia International Stock Fund's current fee structure.

(f) Class T shares of Columbia International Equity Fund are exchanged for new Class A shares of Columbia International Stock Fund.

(g) Class G shares of Columbia International Equity Fund are exchanged for new Class G shares of Columbia International Stock Fund.

Pro-forma Combining
Investment Portfolio
August 31, 2004 (unaudited)




                                                                                               Columbia               Columbia
                                                                                            International          International
                                                                                              Equity Fund           Stock Fund
                                                                        % of Net Assets      Target Fund           Acquiring Fund
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        -------------------   ---------------------
                                                                                        SHARES    VALUE ($)    SHARES     VALUE ($)
                                                                                        -------------------   ---------------------
COMMON STOCKS
                                                                                95.3%
CONSUMER DISCRETIONARY                                                          15.0%
    Auto Components                                                              0.8%
                    Denso Corp.                                                          148,100  3,669,518     181,700   4,502,035
                                             Auto Components Total                                3,669,518               4,502,035
        Automobiles                                                              2.9%
                    Renault SA                                                            86,041  6,943,664     100,341   8,097,700
                    Toyota Motor Corp.                                                   188,600  7,478,092     228,300   9,052,218
                                             Automobiles Total                                   14,421,756              17,149,918
  Hotels, Restaurants & Leisure                                                  2.8%
                    Accor SA                                                              90,670  3,846,270     104,400   4,428,704
                    Carnival Corp.                                                        68,400  3,132,036      80,000   3,663,200
                    Compass Group PLC                                                    388,100  2,185,555     467,838   2,634,593
                    InterContinental Hotels Group PLC                                    178,859  1,831,452     302,965   3,102,253
                    OPAP SA                                                              120,620  2,307,327     148,860   2,847,527
                                             Hotels, Restaurants & Leisure Total                 13,302,640              16,676,277
  Household Durables                                                             2.5%
                    Funai Electric Co., Ltd.                                              17,000  2,393,987      20,000   2,816,455
                    Koninklijke (Royal) Philips Electronics NV                           158,121  3,670,349     194,900   4,524,073
                    Matsushita Electric Industrial Co., Ltd.                             347,000  4,699,277     420,000   5,687,886
                    Nitori Co., Ltd.                                                           -          -      42,750   2,734,519
                                             Household Durables Total                            10,763,613              15,762,933
              Media                                                              2.9%
                    Dentsu, Inc.                                                             692  1,679,475         742   1,800,825
                    JC Decaux SA (a)                                                     164,500  3,223,793     116,700   2,287,031
                    News Corp., Ltd.                                                     262,200  2,052,184     437,400   3,423,437
                    Pearson PLC                                                          314,500  3,526,874     338,200   3,792,651
                    Reuters Group PLC                                                    308,500  1,789,486     380,300   2,205,969
                    WPP Group PLC                                                        219,000  1,968,333     349,000   3,136,749
                                             Media Total                                         14,240,145              16,646,662
   Multiline Retail                                                              2.0%
                    Metro AG (a)                                                          77,265  3,602,052      93,688   4,367,684
                    Seiyu Ltd. (a)                                                       499,000  1,310,142     691,000   1,814,245
                    Takashimaya Co., Ltd.                                                260,000  2,389,128     288,000   2,646,418
                    Wal-Mart de Mexico SA de CV,   Series V                              753,600  2,402,005     913,000   2,910,072
                                             Multiline Retail Total                               9,703,327              11,738,419
   Specialty Retail                                                              0.5%
                    Aoyama Trading Co., Ltd.                                              63,300  1,536,623      64,500   1,565,754
                    Nitori Co., Ltd.                                                      38,150  2,440,278           -           -
                                             Specialty Retail Total                               3,976,901               1,565,754

  Textiles, Apparel & Luxury Goods                                               0.6%
                    Burberry Group PLC                                                   468,900  3,074,268     544,846   3,572,196
                                             Textiles, Apparel &
                                             Luxury Goods Total                                   3,074,268               3,572,196
                                             CONSUMER DISCRETIONARY TOTAL                        73,152,168              87,614,194
CONSUMER STAPLES                                                                10.2%
          Beverages                                                              1.7%
                    Diageo PLC                                                           354,330  4,378,393     606,450   7,493,795
                    ITO EN Ltd.                                                           35,900  1,555,496      44,200   1,915,124
                    SABMiller PLC                                                        116,699  1,454,968     144,820   1,805,573
                                             Beverages Total                                      7,388,857              11,214,492
Food & Staples Retailing                                                         0.7%
                    Aeon Co., Ltd.                                                        58,900    969,203      71,300   1,173,246
                    Aeon Co., Ltd., New Shares                                            58,900    983,752      71,300   1,190,858
                    William Morrison Supermarkets PLC                                    526,742  1,720,889     588,442   1,922,465
                                             Food & Staples Retailing Total                       3,673,844               4,286,569
      Food Products                                                              4.1%
                    Ajinomoto Co., Inc.                                                  199,000  2,255,736     245,000   2,777,162

                                                                                              Columbia International
                                                                                                    Stock Fund
                                                                                                 Pro Forma Combined
----------------------------------------------------------------------------------------------------------------------
                                                                                            --------------------------
                                                                                            SHARES           VALUE ($)
                                                                                            --------------------------
COMMON STOCKS

CONSUMER DISCRETIONARY
    Auto Components
                    Denso Corp.                                                             329,800          8,171,553
                                             Auto Components Total                                           8,171,553
        Automobiles
                    Renault SA                                                              186,382         15,041,364
                    Toyota Motor Corp.                                                      416,900         16,530,310
                                             Automobiles Total                                              31,571,674
Hotels, Restaurants & Leisure
                    Accor SA                                                                195,070          8,274,974
                    Carnival Corp.                                                          148,400          6,795,236
                    Compass Group PLC                                                       855,938          4,820,148
                    InterContinental Hotels Group PLC                                       481,824          4,933,705
                    OPAP SA                                                                 269,480          5,154,854
                                             Hotels, Restaurants & Leisure Total                            29,978,917
Household Durables
                    Funai Electric Co., Ltd.                                                 37,000          5,210,442
                    Koninklijke (Royal) Philips Electronics NV                              353,021          8,194,422
                    Matsushita Electric Industrial Co., Ltd.                                767,000         10,387,163
                    Nitori Co., Ltd.                                                         42,750          2,734,519
                                             Household Durables Total                                       26,526,546
              Media
                    Dentsu, Inc.                                                              1,434          3,480,300
                    JC Decaux SA (a)                                                        281,200          5,510,824
                    News Corp., Ltd.                                                        699,600          5,475,621
                    Pearson PLC                                                             652,700          7,319,525
                    Reuters Group PLC                                                       688,800          3,995,455
                    WPP Group PLC                                                           568,000          5,105,082
                                             Media Total                                                    30,886,807
   Multiline Retail
                    Metro AG (a)                                                            170,953          7,969,736
                    Seiyu Ltd. (a)                                                        1,190,000          3,124,387
                    Takashimaya Co., Ltd.                                                   548,000          5,035,546
                    Wal-Mart de Mexico SA de CV,   Series V                               1,666,600          5,312,077
                                             Multiline Retail Total                                         21,441,746
   Specialty Retail
                    Aoyama Trading Co., Ltd.                                                127,800          3,102,377
                    Nitori Co., Ltd.                                                         38,150          2,440,278
                                             Specialty Retail Total                                          5,542,655

Textiles, Apparel & Luxury Goods
                    Burberry Group PLC                                                    1,013,746          6,646,464
                                             Textiles, Apparel & Luxury Goods Total                          6,646,464
                                             CONSUMER DISCRETIONARY TOTAL                                  160,766,362
CONSUMER STAPLES
          Beverages
                    Diageo PLC                                                              960,780         11,872,188
                    ITO EN Ltd.                                                              80,100          3,470,620
                    SABMiller PLC                                                           261,519          3,260,541
                                             Beverages Total                                                18,603,349
Food & Staples Retailing
                    Aeon Co., Ltd.                                                          130,200          2,142,449
                    Aeon Co., Ltd., New Shares                                              130,200          2,174,610
                    William Morrison Supermarkets PLC                                     1,115,184          3,643,354
                                             Food & Staples Retailing Total                                  7,960,413
      Food Products
                    Ajinomoto Co., Inc.                                                     444,000          5,032,898

                                                                                               Columbia               Columbia
                                                                                            International          International
                                                                                              Equity Fund           Stock Fund
                                                                        % of Net Assets      Target Fund           Acquiring Fund
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        -------------------   ---------------------
                                                                                        SHARES    VALUE ($)    SHARES     VALUE ($)
                                                                                        -------------------   ---------------------
                    Cadbury Schweppes PLC                                                282,099    2,273,685   346,930   2,796,216
                    Nestle SA, Registered Shares                                          36,944    8,770,799    44,797  10,635,163
                    Unilever PLC                                                         751,620    6,470,041   897,120   7,722,524
                                             Food Products Total                                   19,770,261            23,931,065
 Household Products                                                              2.7%
                    Kao Corp.                                                            190,000    4,695,111   233,000   5,757,688
                    Reckitt Benckiser PLC                                                308,200    8,136,546   370,420   9,779,167
                                             Household Products Total                              12,831,657            15,536,855
            Tobacco                                                              1.0%
                    Imperial Tobacco Group PLC                                           218,092    4,828,317   268,797   5,950,870
                                             Tobacco Total                                          4,828,317             5,950,870
                                             CONSUMER STAPLES TOTAL                                48,492,936            60,919,851
ENERGY                                                                           9.6%
   Energy Equipment & Services                                                   0.2%
                    Saipem S.p.A.                                                        114,000    1,210,142   141,500   1,502,062
                                             Energy Equipment & Services Total                      1,210,142             1,502,062
          Oil & Gas                                                              9.4%
                    BP PLC, ADR                                                        1,200,740   10,733,898   259,430  13,931,391
                    EnCana Corp.                                                         137,600    5,619,618   159,800   6,526,271
                    ENI S.p.A.                                                           584,681   12,007,280   685,050  14,068,504
                    Fortum Oyj                                                            166,600   2,346,083   204,600   2,881,205
                    Norsk Hydro ASA                                                        34,100   2,133,346    38,280   2,394,853
                    PTT Public Co., Ltd.                                                  949,400   3,422,083   788,100   2,840,682
                    Shell Transport & Trading Co., PLC                                    476,500   3,497,958   569,000   4,176,995
                    Total SA                                                               32,680   6,396,911    39,790   7,788,650
                                             Oil & Gas Total                                       46,157,177            54,608,551
                                             ENERGY TOTAL                                          47,367,319            56,110,613
FINANCIALS                                                                      22.2%
   Commercial Banks                                                             14.2%
                    Anglo Irish Bank Corp., PLC                                          149,600    2,494,822   206,000   3,435,383
                    Banco Popolare di Verona e Novara                                    164,400    2,714,945   211,600   3,494,418
                    Banco Popular Espanol SA                                              50,800    2,762,203    60,780   3,304,856
                    Bank of Ireland                                                      191,198    2,582,163   231,680   3,128,880
                    Barclays PLC                                                         905,300    8,435,494   965,610   8,997,457
                    BNP Paribas SA                                                        38,457    2,343,437    47,554   2,897,776
                    Credit Agricole SA                                                   225,670    5,716,292   306,871   7,773,139
                    Credit Suisse Group                                                   61,532    1,932,520    76,212   2,393,572
                    Danske Bank A/S                                                      101,600    2,461,181   160,000   3,875,875
                    Deutsche Bank AG, Registered Shares                                   17,061    1,165,892    21,098   1,441,767
                    Erste Bank der oesterreichischen Sparkassen AG                        62,520    2,388,921    77,309   2,954,016
                    Hansabank Ltd.                                                       249,147    2,088,412   252,357   2,115,319
                    HBOS PLC                                                             184,020    2,263,700   328,150   4,036,698
                    Kookmin Bank (a)                                                      89,900    2,872,305    97,500   3,134,183
                    Lloyds TSB Group PLC                                                 306,810    2,316,689   366,200   2,765,136
                    Mitsubishi Tokyo Financial Group, Inc.                                   405    3,668,128       487   4,410,811
                    Mizuho Financial Group, Inc.                                             629    2,562,106       755   3,075,342
                    National Bank of Greece SA                                           107,081    2,355,145   125,190   2,753,435
                    Royal Bank of Scotland Group PLC                                     243,545    6,819,628   255,071   7,142,374
                    Skandinaviska Enskilda Banken AB, Class A                            251,600    3,552,462   312,200   4,408,103
                    Societe Generale                                                      26,000    2,235,835    41,900   3,603,133
                    Sumitomo Mitsui Financial Group, Inc.                                    383    2,332,200       461   2,807,165
                                             Commercial Banks Total                                68,064,480            83,948,838
Diversified Financial Services                                                   1.6%
                    ING Groep NV                                                         309,300    7,606,368   379,140   9,323,887
                                             Diversified Financial Services Total                   7,606,368             9,323,887
          Insurance                                                              4.1%
                    Aegon NV                                                             110,900    1,192,659   137,134   1,474,789
                    Allianz AG                                                            36,871    3,570,508    45,593   4,415,128
                    Axa                                                                  115,300    2,374,917   185,880   3,828,704
                    Irish Life & Permanent PLC                                           204,800    3,128,306   196,100   3,012,174
                    Millea Holdings, Inc.                                                    349    4,848,530       423   5,876,585
                    Mitsui Sumitomo Insurance Co., Ltd.                                  235,000    2,096,146   322,000   2,872,166
                    T&D Holdings, Inc.                                                    60,500    2,768,520    65,000   2,974,444
                                             Insurance Total                                       19,979,586            24,453,990
        Real Estate                                                              2.3%

                    Cadbury Schweppes PLC                                                       629,029          5,069,901
                    Nestle SA, Registered Shares                                                 81,741         19,405,962
                    Unilever PLC                                                              1,648,740         14,192,565
                                             Food Products Total                                                43,701,326
 Household Products
                    Kao Corp.                                                                   423,000         10,452,799
                    Reckitt Benckiser PLC                                                       678,620         17,915,713
                                             Household Products Total                                           28,368,512
            Tobacco
                    Imperial Tobacco Group PLC                                                  486,889         10,779,187
                                             Tobacco Total                                                      10,779,187
                                             CONSUMER STAPLES TOTAL                                            109,412,787
ENERGY
 Energy Equipment & Services
                    Saipem S.p.A.                                                               255,500          2,712,204
                                             Energy Equipment & Services Total                                   2,712,204
          Oil & Gas
                    BP PLC, ADR                                                               1,460,170         24,665,289
                    EnCana Corp.                                                                297,400         12,145,889
                    ENI S.p.A.                                                                1,269,731         26,075,784
                    Fortum Oyj                                                                  371,200          5,227,288
                    Norsk Hydro ASA                                                              72,380          4,528,199
                    PTT Public Co., Ltd.                                                      1,737,500          6,262,765
                    Shell Transport & Trading Co., PLC                                        1,045,500          7,674,953
                    Total SA                                                                     72,470         14,185,561
                                             Oil & Gas Total                                                   100,765,728
                                             ENERGY TOTAL                                                      103,477,932
FINANCIALS
   Commercial Banks
                    Anglo Irish Bank Corp., PLC                                                 355,600          5,930,205
                    Banco Popolare di Verona e Novara                                           376,000          6,209,363
                    Banco Popular Espanol SA                                                    111,580          6,067,059
                    Bank of Ireland                                                             422,878          5,711,043
                    Barclays PLC                                                              1,870,910         17,432,951
                    BNP Paribas SA                                                               86,011          5,241,213
                    Credit Agricole SA                                                          532,541         13,489,431
                    Credit Suisse Group                                                         137,744          4,326,092
                    Danske Bank A/S                                                             261,600          6,337,056
                    Deutsche Bank AG, Registered Shares                                          38,159          2,607,659
                    Erste Bank der oesterreichischen Sparkassen AG                              139,829          5,342,937
                    Hansabank Ltd.                                                              501,504          4,203,731
                    HBOS PLC                                                                    512,170          6,300,398
                    Kookmin Bank (a)                                                            187,400          6,006,488
                    Lloyds TSB Group PLC                                                        673,010          5,081,825
                    Mitsubishi Tokyo Financial Group, Inc.                                          892          8,078,939
                    Mizuho Financial Group, Inc.                                                  1,384          5,637,448
                    National Bank of Greece SA                                                  232,271          5,108,580
                    Royal Bank of Scotland Group PLC                                            498,616         13,962,002
                    Skandinaviska Enskilda Banken AB, Class A                                   563,800          7,960,565
                    Societe Generale                                                             67,900          5,838,968
                    Sumitomo Mitsui Financial Group, Inc.                                           844          5,139,365
                                             Commercial Banks Total                                            152,013,318
 Diversified Financial Services
                    ING Groep NV                                                                688,440         16,930,255
                                             Diversified Financial Services Total                               16,930,255
          Insurance
                    Aegon NV                                                                    248,034          2,667,448
                    Allianz AG                                                                   82,464          7,985,636
                    Axa                                                                         301,180          6,203,621
                    Irish Life & Permanent PLC                                                  400,900          6,140,480
                    Millea Holdings, Inc.                                                           772         10,725,115
                    Mitsui Sumitomo Insurance Co., Ltd.                                         557,000          4,968,312
                    T&D Holdings, Inc.                                                          125,500          5,742,964
                                             Insurance Total                                                    44,433,576
        Real Estate



                    Mitsubishi Estate Co., Ltd.                                          396,000   4,489,217    480,000   5,441,475
                    Sun Hung Kai Properties Ltd.                                         549,000   5,126,322    737,000   6,881,784
                    Swire Pacific Ltd., Series A                                         168,000   1,191,779    208,000   1,475,536
                                             Real Estate Total                                    10,807,318             13,798,795
                                             FINANCIALS TOTAL                                    106,457,752            131,525,510
HEALTH CARE                                                                     10.9%
    Health Care Equipment & Supplies                                             2.3%
                    Nobel Biocare Holding AG                                              11,158   1,581,810     14,880   2,109,458
                    Smith & Nephew PLC                                                   847,092   7,663,394    887,110   8,025,425
                    Synthes, Inc.                                                         22,700   2,435,865     28,200   3,026,053
                                             Health Care Equipment & Supplies Total               11,681,069             13,160,936
    Pharmaceuticals                                                              8.6%
                    AstraZeneca PLC                                                      126,600   5,855,043    145,300   6,719,887
                    Chugai Pharmaceutical Co., Ltd.                                      225,500   3,334,365    277,000   4,095,872
                    GlaxoSmithKline PLC                                                  390,284   7,991,734    478,450   9,797,084
                    Novartis AG, Registered Shares                                       135,840   6,302,836    160,260   7,435,899
                    Sanofi-Aventis SA                                                     90,360   6,441,293    107,930   7,693,766
                    Takeda Pharmaceutical Co., Ltd.                                      165,200   7,495,359    202,600   9,192,250
                    Teva Pharmaceutical Industries Ltd., ADR                             146,400   3,989,400    215,400   5,869,650
                                             Pharmaceuticals Total                                41,410,030             50,804,408
                                             HEALTH CARE TOTAL                                    53,091,099             63,965,344
INDUSTRIALS                                                                      9.4%
  Building Products                                                              0.5%
                    Wienerberger AG                                                       63,689   2,317,482     78,755   2,865,696
                                             Building Products Total                               2,317,482              2,865,696
  Commercial Services & Supplies                                                 1.0%
                    Randstad Holding NV                                                  134,400   4,112,541    205,218   6,279,520
                                             Commercial Services & Supplies Total                  4,112,541              6,279,520
                  Construction & Engineering                                     2.0%
                    JGC Corp.                                                            341,000   3,281,969    392,000   3,772,820
                    Shimizu Corp.                                                        551,000   2,446,467    586,000   2,601,869
                    Vinci SA                                                              32,710   3,507,072     50,900   5,457,352
                                             Construction & Engineering Total                      9,235,508             11,832,041
  Electrical Equipment                                                           0.5%
                    Siemens AG, Registered Shares                                         35,279   2,425,342     42,778   2,940,880
                                             Electrical Equipment Total                            2,425,342              2,940,880

  Industrial Conglomerates                                                       1.2%
                    Hutchison Whampoa Ltd.                                               307,000   2,420,245    380,000   2,995,743
                    NIWS Co., Ltd.                                                           420   1,232,431        475   1,393,821
                    Smiths Group PLC                                                     183,351   2,305,377    225,978   2,841,351
                                             Industrial Conglomerates Total                        5,958,053              7,230,915
          Machinery                                                              2.7%
                    Atlas Copco AB, Class B                                              129,400   4,206,200    212,100   6,894,398
                    Heidelberger Druckmaschinen AG                                        78,700   2,332,227     92,000   2,726,364
                    Linde AG                                                              48,500   2,610,011     49,400   2,658,444
                    Volvo AB, Class B                                                     71,100   2,445,266    135,200   4,649,788
                                             Machinery Total                                      11,593,704             16,928,994
        Road & Rail                                                              0.5%
                    Canadian National Railway Co.                                         58,417   2,667,201     70,785   3,231,899
                                             Road & Rail Total                                     2,667,201              3,231,899
  Trading Companies & Distributors                                               0.7%
                    Mitsubishi Corp.                                                     351,000   3,655,753    413,000   4,301,498
                                             Trading Companies & Distributors Total                3,655,753              4,301,498
  Transportation Infrastructure                                                  0.3%
                    BAA PLC                                                                    -          -     289,700   2,907,820
                                             Transportation Infrastructure Total                          -               2,907,820
                                             INDUSTRIALS TOTAL                                    41,965,584             58,519,263
INFORMATION TECHNOLOGY                                                           3.6%
  Electronic Equipment & Instruments                                             1.8%
                    Keyence Corp.                                                         18,800   3,883,509     10,500   2,168,981
                    Tandberg ASA                                                         253,500   2,270,426    302,600   2,710,181

                    Mitsubishi Estate Co., Ltd.                                                876,000          9,930,692
                    Sun Hung Kai Properties Ltd.                                             1,286,000         12,008,106
                    Swire Pacific Ltd., Series A                                               376,000          2,667,315
                                             Real Estate Total                                                 24,606,113
                                             FINANCIALS TOTAL                                                 237,983,262
HEALTH CARE
  Health Care Equipment & Supplies
                    Nobel Biocare Holding AG                                                    26,038          3,691,268
                    Smith & Nephew PLC                                                       1,734,202         15,688,819
                    Synthes, Inc.                                                               50,900          5,461,918
                                             Health Care Equipment & Supplies Total                            24,842,005
  Pharmaceuticals
                    AstraZeneca PLC                                                            271,900         12,574,930
                    Chugai Pharmaceutical Co., Ltd.                                            502,500          7,430,237
                    GlaxoSmithKline PLC                                                        868,734         17,788,818
                    Novartis AG, Registered Shares                                             296,100         13,738,735
                    Sanofi-Aventis SA                                                          198,290         14,135,059
                    Takeda Pharmaceutical Co., Ltd.                                            367,800         16,687,609
                    Teva Pharmaceutical Industries Ltd., ADR                                   361,800          9,859,050
                                             Pharmaceuticals Total                                             92,214,438
                                             HEALTH CARE TOTAL                                                117,056,443
INDUSTRIALS
  Building Products
                    Wienerberger AG                                                            142,444          5,183,178
                                             Building Products Total                                            5,183,178
  Commercial Services & Supplies
                    Randstad Holding NV                                                        339,618         10,392,061
                                             Commercial Services & Supplies Total                              10,392,061
  Construction & Engineering
                    JGC Corp.                                                                  733,000          7,054,789
                    Shimizu Corp.                                                            1,137,000          5,048,336
                      Vinci SA                                                                  83,610          8,964,424
                                             Construction & Engineering Total                                  21,067,549
  Electrical Equipment
                    Siemens AG, Registered Shares                                               78,057          5,366,222
                                             Electrical Equipment Total                                         5,366,222

  Industrial Conglomerates
                    Hutchison Whampoa Ltd.                                                     687,000          5,415,988
                    NIWS Co., Ltd.                                                                 895          2,626,252
                    Smiths Group PLC                                                           409,329          5,146,728
                                             Industrial Conglomerates Total                                    13,188,968
          Machinery
                    Atlas Copco AB, Class B                                                    341,500         11,100,598
                    Heidelberger Druckmaschinen AG                                             170,700          5,058,591
                    Linde AG                                                                    97,900          5,268,455
                    Volvo AB, Class B                                                          206,300          7,095,054
                                             Machinery Total                                                   28,522,698
        Road & Rail
                    Canadian National Railway Co.                                              129,202          5,899,100
                                             Road & Rail Total                                                  5,899,100
  Trading Companies & Distributors
                    Mitsubishi Corp.                                                           764,000          7,957,251
                                             Trading Companies & Distributors Total                             7,957,251
  Transportation Infrastructure
                    BAA PLC                                                                    289,700          2,907,820
                                             Transportation Infrastructure Total                                2,907,820
                                             INDUSTRIALS TOTAL                                                100,484,847
INFORMATION TECHNOLOGY
  Electronic Equipment & Instruments
                    Keyence Corp.                                                               29,300          6,052,490
                    Tandberg ASA                                                               556,100          4,980,607

                                                                                              Columbia International
                                                                                                    Stock Fund
                                                                                                 Pro Forma Combined
----------------------------------------------------------------------------------------------------------------------
                                                                                            --------------------------
                                                                                            SHARES           VALUE ($)
                                                                                            --------------------------

                    TDK Corp.                                                             49,400   3,297,994     78,000    5,207,359
                                             Electronic Equipment &
                                             Instruments Total                                     9,451,929              10,086,521
 Office Electronics                                                              1.0%
                    Canon, Inc.                                                           96,700   4,645,832    118,700    5,702,795
                                             Office Electronics Total                              4,645,832               5,702,795
 Semiconductors & Semiconductor Equipment                                        0.8%
                    Samsung Electronics Co., Ltd.                                          9,831   3,880,284     11,500    4,539,036
                                             Semiconductors & Semiconductor
                                             Equipment Total                                       3,880,284               4,539,036
                                             INFORMATION TECHNOLOGY TOTAL                         17,978,045              20,328,352
MATERIALS                                                                        4.6%
          Chemicals                                                              3.4%
                    BASF AG                                                               98,100   5,315,104    112,200    6,079,049
                    L'Air Liquide SA                                                      22,586   3,552,484     36,410    5,726,819
                    Novozymes A/S, Class B                                                27,150   1,144,630     33,300    1,403,911
                    Syngenta AG                                                           68,702   6,184,634     77,136    6,943,872
                                             Chemicals Total                                      16,196,852              20,153,651

 Construction Materials                                                          0.7%
                    Cemex SA de CV                                                       123,700   3,500,710    149,900    4,242,170
                                             Construction Materials Total                          3,500,710               4,242,170
   Paper & Forest Products                                                       0.5%
                    UPM-Kymmene Oyj                                                      139,800   2,679,614    112,100    2,148,675
                                             Paper & Forest Products Total                         2,679,614               2,148,675
                                             MATERIALS TOTAL                                      22,377,176              26,544,496
TELECOMMUNICATION SERVICES                                                       6.2%
  Diversified Telecommunication Services                                         3.8%
                    Belgacom SA (a)                                                       73,300   2,453,560     90,300    3,022,598
                    Bharti Tele-Ventures Ltd. (a)                                              -           -    798,500    2,410,898
                    Deutsche Telekom AG, Registered Shares (a)                            66,605   1,166,477     82,495    1,444,765
                    France Telecom SA                                                    142,800   3,399,975    160,300    3,816,639
                    Nippon Telegraph & Telephone Corp.                                       633   2,762,111        778    3,394,822
                    TDC A/S                                                               73,000   2,582,084     89,700    3,172,780
                    Telecom Italia S.p.A.                                                801,154   2,408,599    983,791    2,957,681
                    Telefonaktiebolaget LM Ericsson, ADR (a)                              99,000   2,676,960    122,000    3,298,880
                                             Diversified Telecommunication
                                             Services Total                                       17,449,766              23,519,063
Wireless Telecommunication Services                                              2.4%
                    NTT DoCoMo, Inc.                                                       1,872   3,502,202      2,193    4,102,740
                    Vodafone Group PLC                                                 3,383,400   7,732,210  4,566,860   10,436,815
                                             Wireless Telecommunication
                                             Services Total                                       11,234,412              14,539,555
                                             TELECOMMUNICATION SERVICES TOTAL                     28,684,178              38,058,618
UTILITIES                                                                        3.6%
 Electric Utilities                                                              3.1%
                    E.ON AG                                                              104,746   7,457,030    127,010    9,042,039
                    National Grid Transco PLC                                            609,600   5,127,552    750,736    6,314,694
                    Scottish Power PLC                                                   337,026   2,450,700    408,384    2,969,583
                                             Electric Utilities Total                             15,035,282              18,326,316
      Gas Utilities                                                              0.5%
                    Centrica PLC                                                         528,700   2,354,975    651,700    2,902,850
                                             Gas Utilities Total                                   2,354,975               2,902,850
                                             UTILITIES TOTAL                                      17,390,257              21,229,166
                                                                                                 -----------             -----------
                    Total Common Stocks                                                          456,956,514             564,815,407

Preferred Stocks                                                                 0.9%
CONSUMER DISCRETIONARY                                                           0.9%
        Automobiles                                                              0.9%
                    Porsche AG                                                             7,300  4,458,845       9,000    5,497,206
                                             Automobiles Total                                    4,458,845                5,497,206

                                                                                           Columbia
                                                                                          International
                                                                                           Stock Fund
                                                                                        Pro Forma Combined
-----------------------------------------------------------------------------------------------------------------
                                                                                   ------------------------------
                                                                                       SHARES        VALUE ($)
                                                                                   ------------------------------
                    TDK Corp.                                                          127,400          8,505,353
                                             Electronic Equipment &
                                             Instruments Total                                         19,538,450
 Office Electronics
                    Canon, Inc.                                                        215,400         10,348,627
                                             Office Electronics Total                                  10,348,627
    Semiconductors & Semiconductor Equipment
                    Samsung Electronics Co., Ltd.                                       21,331          8,419,320
                                             Semiconductors & Semiconductor
                                             Equipment Total                                            8,419,320
                                             INFORMATION TECHNOLOGY TOTAL                              38,306,397
MATERIALS
          Chemicals
                    BASF AG                                                            210,300         11,394,153
                    L'Air Liquide SA                                                    58,996          9,279,303
                    Novozymes A/S, Class B                                              60,450          2,548,541
                    Syngenta AG                                                        145,838         13,128,506
                                             Chemicals Total                                           36,350,503

                      Construction Materials
                    Cemex SA de CV                                                     273,600          7,742,880
                                             Construction Materials Total                               7,742,880
                     Paper & Forest Products
                    UPM-Kymmene Oyj                                                    251,900          4,828,289
                                             Paper & Forest Products Total                              4,828,289
                                             MATERIALS TOTAL                                           48,921,672
TELECOMMUNICATION SERVICES
      Diversified Telecommunication Services
                    Belgacom SA (a)                                                    163,600          5,476,158
                    Bharti Tele-Ventures Ltd. (a)                                      798,500          2,410,898
                    Deutsche Telekom AG, Registered Shares (a)                         149,100          2,611,242
                    France Telecom SA                                                  303,100          7,216,614
                    Nippon Telegraph & Telephone Corp.                                   1,411          6,156,933
                    TDC A/S                                                            162,700          5,754,864
                    Telecom Italia S.p.A.                                            1,784,945          5,366,280
                    Telefonaktiebolaget LM Ericsson, ADR (a)                           221,000          5,975,840
                                             Diversified Telecommunication
                                             Services Total                                            40,968,829
         Wireless Telecommunication Services
                    NTT DoCoMo, Inc.                                                     4,065          7,604,942
                    Vodafone Group PLC                                               7,950,260         18,169,025
                                             Wireless Telecommunication
                                             Services Total                                            25,773,967
                                             TELECOMMUNICATION SERVICES TOTAL                          66,742,796
UTILITIES
 Electric Utilities
                    E.ON AG                                                            231,756         16,499,069
                    National Grid Transco PLC                                        1,360,336         11,442,246
                    Scottish Power PLC                                                 745,410          5,420,283
                                             Electric Utilities Total                                  33,361,598
      Gas Utilities
                    Centrica PLC                                                     1,180,400          5,257,825
                                             Gas Utilities Total                                        5,257,825
                                             UTILITIES TOTAL                                           38,619,423
                                                                                                    --------------
                    Total Common Stocks                                                             1,021,771,921

Preferred Stocks
CONSUMER DISCRETIONARY
        Automobiles
                    Porsche AG                                                          16,300          9,956,051
                                             Automobiles Total                                          9,956,051


                                CONSUMER
                              DISCRETIONARY
                                 TOTAL                          4,458,845                     5,497,206                   9,956,051
-----------------------------------------------------------------------------------------------------------------------------------
   Total Preferred Stocks                                       4,458,845                     5,497,206                   9,956,051

                                                PAR $                         PAR $                         PAR $

Short-Term Obligations             4.5%
   Repurchase agreement
   with State Street
   Bank & Trust Co.
   dated  08/31/04, due
   09/01/04 at 1.49%,
   collateralized by a

   U.S. Treasury Note
   maturing
   02/15/20 Market Value
   $ 19,718,025
   (repurchase proceeds
   $19,328,800)                                19,328,000      19,328,000                                 19,328,000     19,328,000

   Repurchase agreement
   with State Street
   Bank & Trust Co.
   dated 08/31/04, due
   09/01/04 at 1.5%,
   collateralized
   by a

   U.S. Treasury Note
   maturing 06/15/09,
   Market Value
   $28,981,125
   (repurchase proceeds
   $28, 413,184)                                                              28,412,000     28,412,000   28,412,000     28,412,000

                              -----------------------------------------------------------------------------------------------------

   Total Short-Term
   Obligations
   at Market and Cost                                          19,328,000                    28,412,000                  47,740,000
                              -----------------------------------------------------------------------------------------------------
   Total Investments
    at Market                    100.7%                       480,743,359                   598,724,613               1,079,467,972
   Other Assets &
    Liabilities, Net              -0.7%                        (2,627,306)                   (4,950,972)                 (7,578,278)
                              -----------------------------------------------------------------------------------------------------

   Net Assets                    100.0%                    $  478,116,053                $  593,773,641              $1,071,889,694

                              -----------------------------------------------------------------------------------------------------

   Total Investments
    at Cost                                                $  447,175,983(b)             $  557,030,399(c)           $1,004,206,382

   (a) Non-income
    producing
    security.

   (b) Cost for both
    financial statement
    and federal income
    tax purposes is
    the same.

   (c)Cost for federal
   income tax
   purposes is
   $558,824,342.

                                                                      APPENDIX A

                        COLUMBIA COMMON STOCK FUND, INC.
                           COLUMBIA GROWTH FUND, INC.
                     COLUMBIA INTERNATIONAL STOCK FUND, INC.
                       COLUMBIA MID CAP GROWTH FUND, INC.
                      COLUMBIA SMALL CAP GROWTH FUND, INC.
                     COLUMBIA REAL ESTATE EQUITY FUND, INC.
                         COLUMBIA TECHNOLOGY FUND, INC.
                     COLUMBIA STRATEGIC INVESTOR FUND, INC.
                          COLUMBIA BALANCED FUND, INC.
                       COLUMBIA SHORT TERM BOND FUND, INC.
                   COLUMBIA FIXED INCOME SECURITIES FUND, INC.
                   COLUMBIA NATIONAL MUNICIPAL BOND FUND, INC.
                    COLUMBIA OREGON MUNICIPAL BOND FUND, INC.
                         COLUMBIA HIGH YIELD FUND, INC.
                          COLUMBIA DAILY INCOME COMPANY

     Supplement to Statement of Additional Information dated January 1, 2004
                  (Replacing Supplement dated March 31, 2004)
The following sections describing Directors and Officers under Management are restated in entirety. All references to Joseph R. Palombo therein and within the Management section of the statement of additional information have been omitted.


Directors and Officers

DISINTERESTED DIRECTORS:
                                                                                                   Number of
                                                                                                 Portfolios in
                            Position(s)    Term of Office                                        Fund Complex
      Name, Address            Held        and Length of          Principal Occupation(s)         Overseen      Other Directorships
         and Age            with Funds     Time Served*(1)        During Past Five Years         By Trustee(1)  Held by Trustee
      -------------         ----------     -------------          ----------------------         -------------  -------------------
Douglas A. Hacker (Age 48)  Director       Since            Executive Vice President - Strategy       118       Orbitz, Inc. (on-
P.O. Box 66100                             October 2003     of United Airlines (airline) since                  line travel company)
Chicago, IL 60666                                           December, 2002 (formerly President
                                                            of UAL Loyalty Services (airline)
                                                            from September, 2001 to December,
                                                            2002; Executive Vice President and
                                                            Chief Financial Officer of United
                                                            Airlines from March, 1999 to
                                                            September, 2001; Senior Vice
                                                            President-Finance from March, 1993
                                                            to July, 1999).

Janet Langford Kelly        Director       Since            Private Investor since March, 2004        118             None
(Age 46)                                   October 2003     (formerly Chief Administrative
9534 W. Gull Lake Drive                                     Officer and Senior Vice President,
Richland, MI  49083-8530                                    Kmart Holding Corporation (consumer
                                                            goods), from September, 2003 to
                                                            March, 2004; Executive Vice
                                                            President-Corporate Development and
                                                            Administration, General Counsel and
                                                            Secretary, Kellogg Company (food
                                                            manufacturer), from September, 1999
                                                            to August, 2003; Senior Vice
                                                            President, Secretary and General
                                                            Counsel, Sara Lee Corporation
                                                            (branded, packaged,
                                                            consumer-products manufacturer)
                                                            from January, 1995 to September,
                                                            1999).

                                                                                                Number of
                                                                                              Portfolios in
                            Position(s)    Term of Office                                     Fund Complex
      Name, Address            Held        and Length of        Principal Occupation(s)         Overseen       Other Directorships
         and Age            with Funds     Time Served*(1)      During Past Five Years        By Trustee(1)    Held by Trustee
      -------------         ----------     -------------        ----------------------        ------------     -------------------
Richard W. Lowry (Age 68)   Director       Since          Private Investor since August, 1987      120(3)           None
10701 Charleston Drive                     October 2003   (formerly Chairman and Chief
Vero Beach, FL 32963                                      Executive Officer, U.S. Plywood
                                                          Corporation  (building products
                                                          manufacturer)).

Charles R. Nelson (Age 62)  Director       Served for     Professor of Economics, University       118              None
Department of Economics                    1 year         of Washington, since January, 1976;
University of Washington                                  Ford and Louisa Van Voorhis
Seattle, WA 98195                                         Professor of Political Economy,
                                                          University of Washington, since
                                                          September, 1993 (formerly Director,
                                                          Institute for Economic Research,
                                                          University of Washington from
                                                          September, 2001 to June, 2003)
                                                          Adjunct Professor of Statistics,
                                                          University of Washington, since
                                                          September, 1980; Associate Editor,
                                                          Journal of Money Credit and
                                                          Banking, since September, 1993;
                                                          consultant on econometric and
                                                          statistical matters.


John J. Neuhauser (Age 61)  Director       Since          Academic Vice President and Dean of      121(3),(4)  Saucony, Inc.
84 College Road                            October 2003   Faculties since August, 1999,                        (athletic footwear)
Chestnut Hill, MA                                         Boston College (formerly Dean, Boston
02467-3838                                                College School of Management from
                                                          September, 1977 to September, 1999).

Patrick J. Simpson (Age 60) Director       Served for     Partner, Perkins Coie L.L.P.             118              None
1120 N.W. Couch Street                     3 years        (law firm).
Tenth Floor
Portland, OR 97209-4128

Thomas E. Stitzel (Age 68)  Director       Since          Business Consultant since 1999             118              None
2208 Tawny Woods Place                     October 2003   (formerly Professor of Finance
Boise, ID  83706                                          from 1975 to 1999, College of
                                                          Business, Boise State University);
                                                          Chartered Financial Analyst.

Thomas C. Theobald          Director and   Since          Partner and Senior Advisor, Chicago      118         Anixter International
(Age 67) (5)                Chairman of    October 2003   Growth Partners (private equity                      (network support
303 W. Madison              the Board                     investing) since September, 2004                     equipment
Suite 2500                                                (formerly Managing Director, William                 distributor); Ventas,
Chicago, IL 60606                                         Blair Capital Partners (private equity               Inc. (real estate
                                                          investing) from September, 1994 to                   investment trust);
                                                          September, 2004).                                    Jones Lang LaSalle
                                                                                                               (real estate
                                                                                                               management services)
                                                                                                               and MONY Group (life
                                                                                                               insurance)

Anne-Lee Verville (Age 59)  Director       Since          Retired since 1997 (formerly General     119(4)      Chairman of the Board
359 Stickney Hill Road                     October 2003   Manager, Global Education Industry, IBM              of Directors, Enesco
Hopkinton, NH  03229                                      Corporation (computer and technology)                Group, Inc.(designer,
                                                          from 1994 to 1997).                                  importer and
                                                                                                               distributor of
                                                                                                               giftware and
                                                                                                               collectibles)

                                                                                                  Number of
                                                                                                Portfolios in
                         Position(s)    Term of Office                                          Fund Complex
      Name, Address         Held        and Length of          Principal Occupation(s)            Overseen     Other Directorships
         and Age         with Funds     Time Served*(1)        During Past Five Years           By Trustee(1)  Held by Trustee
      -------------      ----------     -------------          ----------------------           -------------  ---------------
Richard L. Woolworth     Director       Served for 12    Retired since December 2003                   118     Northwest Natural Gas
(Age 63)                                    years        (formerly Chairman and Chief                          Co. (natural gas
100 S.W. Market Street                                   Executive Officer, The Regence Group                  service provider)
#1500                                                    (regional health insurer); Chairman
Portland, OR 97207                                       and Chief Executive Officer,
                                                         BlueCross BlueShield of Oregon;
                                                         Certified Public Accountant, Arthur
                                                         Young & Company)

INTERESTED DIRECTOR:

                                                                                                 Number of
                                                                                               Portfolios in
                            Position(s)    Term of Office                                      Fund Complex
      Name, Address            Held        and Length of          Principal Occupation(s)        Overseen      Other Directorships
         and Age            with Funds     Time Served*(1)        During Past Five Years        By Director(1)  Held by Director
      -------------         ----------     -------------          ----------------------        ------------   ---------------


William E. Mayer(2)(Age 64) Director       Since            Managing Partner, Park Avenue            120(3)    Lee Enterprises
399 Park Avenue                            October 2003     Equity Partners (private equity)                   (print media), WR
Suite 3204                                                  since February, 1999 (formerly                     Hambrecht + Co.
New York, NY 10022                                          Founding Partner, Development                      (financial service
                                                            Capital LLC from November 1996                     provider); First
                                                            to February, 1999).                                Health (healthcare);
                                                                                                               Reader's Digest
                                                                                                               (publishing);
                                                                                                               OPENFIELD Solutions
                                                                                                               (retail industry
                                                                                                               technology provider)

* Each director serves for an indefinite term until the date the director resigns, retires or is removed in accordance with the Bylaws of each Fund.


1 As of December 31, 2003, the Columbia Complex consisted of 132 open-end and 15 closed end management investment company portfolios. In October 2003, the trustees of the Liberty Funds and Stein Roe Funds were elected to the boards of the Columbia Funds; simultaneous with that election, Patrick J. Simpson and Richard L. Woolworth, who had been directors/trustees of the Columbia Funds were appointed to serve as trustees of the Liberty Funds and Stein Roe Funds. The date shown is the earliest date on which a trustee/director was elected or appointed to the board of a Fund in the Fund Complex.
2 Mr. Mayer is an "interested person" (as defined in the Investment Company Act of 1940 (1940 Act)) by reason of his affiliation with WR Hambrecht + Co.
3 Messrs. Lowry, Neuhauser and Mayer also serve as directors/trustees of the All-Star Funds.
4 Mr. Neuhauser and Ms. Verville also serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.
5 Mr. Theobald was appointed as Chairman of the Board effective December 10,
2003.

PRINCIPAL OFFICERS:

                                                     Term of
                                                     Office and
          Name, Address              Position(s)    Length of Time                 Principal Occupation(s)
             and Age                 with Funds        Served                      During Past Five Years
             -------                 -----------       ------                      ----------------------
Christopher L. Wilson (Age 47)        President        Since       President of the Columbia Funds, Liberty Funds and Stein Roe
One Financial Center                                    2004       Funds since October, 2004 (formerly President and Chief
Boston, MA 02111                                                   Executive Officer, CDC IXIS Asset Management Services, Inc. from
                                                                   September, 1998 to August, 2004).

J. Kevin Connaughton (Age 39)         Treasurer        Since       Treasurer of the Columbia Funds since October, 2003 and of the
One Financial Center                                    2000       Liberty Funds, Stein Roe Funds and All-Star Funds since
Boston, MA 02111                                                   December, 2000; Vice President of the Advisor since April, 2003
                                                                   (formerly President of the Columbia Funds, Liberty Funds and
                                                                   Stein Roe Funds from February, 2004 to October, 2004; Chief
                                                                   Accounting Officer and Controller of the Liberty Funds and of
                                                                   the All-Star Funds from February, 1998 to October, 2000);
                                                                   Treasurer of the Galaxy Funds since September, 2002; Treasurer,
                                                                   Columbia Management Multi-Strategy Hedge Fund, LLC since
                                                                   December, 2002 (formerly Vice President of Colonial Management
                                                                   Associates, Inc. from February, 1998 to October, 2000).

Mary Joan Hoene (Age 54)             Senior Vice       Since       Senior Vice President and Chief Compliance Officer of the
40 West 57th Street                   President         2004       Columbia Funds, Liberty Funds and Stein Roe Funds since August,
New York, NY 10019                    and Chief                    2004; Chief Compliance Officer of the All-Star Funds since
                                     Compliance                    2004; Counsel, Carter, Ledyard & Milburn LLP from November, 1999
                                      Officer                      to December, 2000; Vice President and Counsel, Equitable Life
                                                                   Assurance Society of the United States from April, 1998 to
                                                                   November, 1999,).

Michael G. Clarke (Age 34)              Chief          Since       Chief Accounting Officer of the Columbia Funds, Liberty Funds,
One Financial Center                 Accounting         2004       Stein Roe Funds and All-Star Funds since October, 2004
Boston, MA 02111                       Officer                     (formerly Controller of the Columbia Funds, Liberty Funds, Stein
                                                                   Roe Funds and All-Star Funds from May, 2004 to October, 2004;
                                                                   Assistant Treasurer from June, 2002 to May, 2004; Vice
                                                                   President, Product Strategy & Development of the Liberty Funds
                                                                   and Stein Roe Funds from February, 2001 to June, 2002; Assistant
                                                                   Treasurer of the Liberty Funds, Stein Roe Funds and the All-Star
                                                                   Funds from August, 1999 to February, 2001; Audit Manager,
                                                                   Deloitte & Touche LLP from May, 1997 to August, 1999).

Jeffrey R. Coleman (Age 34)          Controller         2004       Controller of the Columbia Funds, Liberty Funds, Stein Roe Funds
One Financial Center                                               and All-Star Funds since October, 2004 (formerly Vice President
Boston, MA 02111                                                   of CDC IXIS Asset Management Services, Inc. and Deputy Treasurer
                                                                   of the CDC Nvest Funds and Loomis Sayles Funds from February,
                                                                   2003 to September, 2004; Assistant Vice President of CDC IXIS
                                                                   Asset Management Services, Inc. and Assistant Treasurer of the
                                                                   CDC Nvest Funds from August, 2000 to February, 2003; Tax Manager of PFPC, Inc. from November, 1996 to August, 2000).

David A. Rozenson (Age 50)            Secretary         2003       Secretary of the Columbia Funds, Liberty Funds, Stein Roe Funds
One Financial Center                                               and All-Star Funds since December, 2003; Senior Counsel, Bank
Boston, MA 02111                                                   of America Corporation (formerly FleetBoston Financial
                                                                   Corporation) since January, 1996; Associate General Counsel,
                                                                   Columbia Management Group since November, 2002.


COL-35/377T-1004                                                                                            October 21, 2004

                        COLUMBIA COMMON STOCK FUND, INC.
                           COLUMBIA GROWTH FUND, INC.
                     COLUMBIA INTERNATIONAL STOCK FUND, INC.
                       COLUMBIA MID CAP GROWTH FUND, INC.
                      COLUMBIA SMALL CAP GROWTH FUND, INC.
                     COLUMBIA REAL ESTATE EQUITY FUND, INC.
                         COLUMBIA TECHNOLOGY FUND, INC.
                     COLUMBIA STRATEGIC INVESTOR FUND, INC.
                          COLUMBIA BALANCED FUND, INC.
                       COLUMBIA SHORT TERM BOND FUND, INC.
                   COLUMBIA FIXED INCOME SECURITIES FUND, INC.
                   COLUMBIA NATIONAL MUNICIPAL BOND FUND, INC.
                    COLUMBIA OREGON MUNICIPAL BOND FUND, INC.
                         COLUMBIA HIGH YIELD FUND, INC.
                          COLUMBIA DAILY INCOME COMPANY


     Supplement to Statement of Additional Information dated January 1, 2004


Effective July 1, 2004, the paragraph entitled "Exchanges for Affiliates of CFD" in the section "PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES" of the Statement of Additional Information is deleted.

                                                  July 1, 2004 COL-35/277S-0704

                        COLUMBIA COMMON STOCK FUND, INC.
                           COLUMBIA GROWTH FUND, INC.
                     COLUMBIA INTERNATIONAL STOCK FUND, INC.
                       COLUMBIA MID CAP GROWTH FUND, INC.
                      COLUMBIA SMALL CAP GROWTH FUND, INC.
                     COLUMBIA REAL ESTATE EQUITY FUND, INC.
                         COLUMBIA TECHNOLOGY FUND, INC.
                     COLUMBIA STRATEGIC INVESTOR FUND, INC.
                          COLUMBIA BALANCED FUND, INC.
                       COLUMBIA SHORT TERM BOND FUND, INC.
                   COLUMBIA FIXED INCOME SECURITIES FUND, INC.
                   COLUMBIA NATIONAL MUNICIPAL BOND FUND, INC.
                    COLUMBIA OREGON MUNICIPAL BOND FUND, INC.
                         COLUMBIA HIGH YIELD FUND, INC.
                          COLUMBIA DAILY INCOME COMPANY

     Supplement to Statement of Additional Information dated January 1, 2004 The following paragraphs describing Swap Agreements is added to the section "INVESTMENTS HELD AND INVESTMENT PRACTICES USED BY THE FUNDS," on page 9 of the statement of additional information.

Swap Agreements ("Swaps," "Caps," "Collars" and "Floors")

         The Funds may enter into interest rate swaps, currency swaps, and other types of swap agreements such as caps, collars, and floors. In a typical interest rate swap, one party agrees to make regular payments equal to a floating interest rate times a "notional principal amount," in return for payments equal to a fixed rate times the same amount, for a specified period of time. If a swap agreement provides for payments in different currencies, the parties might agree to exchange notional principal amount as well. Swaps may also depend on other prices or rates, such as the value of an index or mortgage prepayment rates.

         In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed upon level. An interest rate collar combines elements of buying a cap and selling a floor.

         Swap agreements will tend to shift a Fund's investment exposure from one type of investment to another. For example, if a Fund agreed to exchange payments in dollars for payments in foreign currency, the swap agreement would tend to decrease the Fund's exposure to U.S. interest rates and increase its exposure to foreign currency and interest rates. Caps and floors have an effect similar to buying or writing options. Depending on how they are used, swap agreements may increase or decrease the overall volatility of a Fund's investments and its share price and yield.

         Swap agreements are sophisticated hedging instruments that typically involve a small investment of cash relative to the magnitude of risks assumed. As a result, swaps can be highly volatile and may have a considerable impact on the Funds' performance. Swap agreements are subject to risks related to the counterparty's ability to perform, and may decline in value if the counterparty's creditworthiness deteriorates. The Funds may also suffer losses if they are unable to terminate outstanding swap agreements or reduce their exposure through offsetting transactions.

         The chart on page 16 of the Statement of Additional Information is changed to note that the Columbia Oregon Municipal Bond Fund and the Columbia National Municipal Bond Fund may enter into Swap Agreements as an investment strategy.


                                                     May 14, 2004 G-35/912R-0504

                        COLUMBIA COMMON STOCK FUND, INC.
                           COLUMBIA GROWTH FUND, INC.
                     COLUMBIA INTERNATIONAL STOCK FUND, INC.
                       COLUMBIA MID CAP GROWTH FUND, INC.
                      COLUMBIA SMALL CAP GROWTH FUND, INC.
                     COLUMBIA REAL ESTATE EQUITY FUND, INC.
                         COLUMBIA TECHNOLOGY FUND, INC.
                     COLUMBIA STRATEGIC INVESTOR FUND, INC.
                          COLUMBIA BALANCED FUND, INC.
                       COLUMBIA SHORT TERM BOND FUND, INC.
                   COLUMBIA FIXED INCOME SECURITIES FUND, INC.
                   COLUMBIA NATIONAL MUNICIPAL BOND FUND, INC.
                    COLUMBIA OREGON MUNICIPAL BOND FUND, INC.
                         COLUMBIA HIGH YIELD FUND, INC.
                          COLUMBIA DAILY INCOME COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                 Columbia Funds
                             1300 S.W. Sixth Avenue
                                  P.O. Box 1350
                             Portland, Oregon 97207
                                 (503) 222-3600

      This Statement of Additional Information contains information relating to 15 mutual funds: Columbia Common Stock Fund, Inc. (the "Common Stock Fund" or "CCSF"), Columbia Growth Fund, Inc. (the "Growth Fund" or "CGF"), Columbia International Stock Fund, Inc. (the "International Stock Fund" or "CISF"), Columbia Mid Cap Growth Fund, Inc. formerly Columbia Special Fund, Inc. (the "Mid Cap Growth Fund" or "CMCG"), Columbia Small Cap Growth Fund, Inc. formerly Columbia Small Cap Fund, Inc. (the "Small Cap Growth Fund" or "CSCG"), Columbia Real Estate Equity Fund, Inc. (the "Real Estate Fund" or "CREF"), Columbia Technology Fund, Inc. (the "Technology Fund" or "CTF"), Columbia Strategic Investor Fund, Inc. formerly Columbia Strategic Value Fund, Inc. (the "Strategic Investor Fund" or "CSIF"), Columbia Balanced Fund, Inc. (the "Balanced Fund" or "CBF"), Columbia Short Term Bond Fund, Inc. (the "Short Term Bond Fund" or "CSTB"), Columbia Fixed Income Securities Fund, Inc. (the "Fixed Income Securities Fund" or "CFIS"), Columbia National Municipal Bond Fund, Inc. (the "National Municipal Bond Fund" or "CNMF"), Columbia Oregon Municipal Bond Fund, Inc. (the "Oregon Municipal Bond Fund" or "CMBF"), Columbia High Yield Fund, Inc. (the "High Yield Fund" or "CHYF"), and Columbia Daily Income Company (the "Columbia Daily Income Company" or "CDIC") (each a "Fund" and together the "Funds").

      Each Fund offers its shares through one or more prospectuses (each a "Prospectus"). This Statement of Additional Information is not a Prospectus and should be read in conjunction with the applicable Prospectus. Copies of the Prospectus are available without charge upon request by calling 1-800-426-3750.

      The Funds' most recent Annual and Semi-Annual Reports to shareholders are separate documents supplied with this Statement of Additional Information. The financial statements, accompanying notes and report of independent accountants appearing in the Annual Reports, and the financial statements and accompanying notes appearing in the Semi-Annual Report, are incorporated by reference into this Statement of Additional Information.

                                TABLE OF CONTENTS

DESCRIPTION OF THE FUNDS.....................................................................   3
INVESTMENT RESTRICTIONS......................................................................  17
MANAGEMENT...................................................................................  34
INVESTMENT ADVISORY AND OTHER SERVICES PROVIDED BY AFFILIATES................................  66
PORTFOLIO TRANSACTIONS.......................................................................  75
CAPITAL STOCK AND OTHER SECURITIES...........................................................  78
DISTRIBUTION AND SERVICING...................................................................  79
PURCHASE, REDEMPTION AND PRICING OF SHARES...................................................  83
CUSTODIAN....................................................................................  89
INDEPENDENT AUDITORS.........................................................................  90
TAXES........................................................................................  90
FINANCIAL STATEMENTS.........................................................................  98
APPENDIX I...................................................................................  99

                                 January 1, 2004

                            DESCRIPTION OF THE FUNDS

            Each of the Funds is an open-end, management investment company. Each Fund, other than the Oregon Municipal Bond Fund and the Columbia Technology Fund, is diversified, which means that, with respect to 75 percent of its total assets, the Fund will not invest more than 5 percent of its assets in the securities of any single issuer. The investment advisor for each of the Funds is Columbia Management Advisors, Inc. (the "Advisor"). See the section entitled "INVESTMENT ADVISORY AND OTHER FEES PAID TO AFFILIATES" for further information about the Advisor.

INVESTMENTS HELD AND INVESTMENT PRACTICES USED BY THE FUNDS

            The Prospectus describes the fundamental investment objective and the principal investment strategy applicable to each Fund. The investment objective of each Fund, other than the Mid Cap Growth Fund, may not be changed without shareholder approval. The Mid Cap Growth Fund's Board of Directors may change its investment objective, without shareholder approval, upon 30 days written notice to all shareholders. What follows is additional information regarding securities in which a Fund may invest and investment practices in which it may engage. To determine whether a Fund purchases such securities or engages in such practices, see the chart on pages 14 and 15 of this Statement of Additional Information.

Securities Rating Agencies

            Rating agencies are private services that provide ratings of the credit quality of fixed income securities. The following is a description of the fixed income securities ratings used by Moody's Investor Services, Inc. ("Moody's") and Standard & Poor's, a division of the McGraw-Hill Companies ("S&P"). Subsequent to its purchase by a Fund, a security may cease to be rated, or its rating may be reduced below the criteria set forth for the Fund. Neither event would require the elimination of the security from the Fund's portfolio, but the Advisor will consider that event in its determination of whether the Fund should continue to hold such security in its portfolio. Ratings assigned by a particular rating agency are not absolute standards of credit quality and do not evaluate market risk. Rating agencies may fail to make timely changes in credit ratings and an issuer's current financial condition may be better or worse than a rating indicates.

BOND RATINGS. MOODY'S -- The following is a description of Moody's bond ratings:

      Aaa - Best quality; smallest degree of investment risk.

      Aa - High quality by all standards.

      Aa and Aaa are known as high-grade bonds.

      A - Many favorable investment attributes; considered upper medium-grade obligations.

      Baa - Medium-grade obligations; neither highly protected nor poorly secured. Interest and principal appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time.

      Ba - Speculative elements; future cannot be considered well assured. Protection of interest and principal payments may be very moderate and not well safeguarded during both good and bad times over the future.

      B - Generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

      Caa - Poor standing, may be in default; elements of danger with respect to principal or interest.

      S&P -- The following is a description of S&P's bond ratings:

      AAA - Highest rating; extremely strong capacity to pay principal and interest.

      AA - Also high-quality with a very strong capacity to pay principal and interest; differ from AAA issues only by a small degree.

      A - Strong capacity to pay principal and interest; somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

      BBB - Adequate capacity to pay principal and interest; normally exhibit adequate protection parameters, but adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest than for higher-rated bonds.

      Bonds rated AAA, AA, A, and BBB are considered investment grade bonds.

      BB - Less near-term vulnerability to default than other speculative grade debt; face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to inadequate capacity to meet timely interest and principal payments.

      B - Greater vulnerability to default but presently have the capacity to meet interest payments and principal repayments; adverse business, financial, or economic conditions would likely impair capacity or willingness to pay interest and repay principal.

      CCC - Current identifiable vulnerability to default and dependent upon favorable business, financial, and economic conditions to meet timely payments of interest and repayments of principal. In the event of adverse business, financial, or economic conditions, they are not likely to have the capacity to pay interest and repay principal.

            Bonds rated BB, B, and CCC are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and CCC a higher degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

            A Fund may purchase unrated securities (which are not rated by a rating agency) if the Advisor determines that a security is of comparable quality to a rated security that the Fund may purchase. Unrated securities may be less liquid than comparable rated securities and involve the risk that the Advisor may not accurately evaluate the security's comparative credit rating. Analysis of the creditworthiness of issuers of lower rated securities may be more complex than for issuers of higher-quality fixed income securities. To the extent that a Fund invests in unrated securities, the Fund's success in achieving its investment objective is determined more heavily by the Advisor's creditworthiness analysis than if the Fund invested exclusively in rated securities.

Non-Investment Grade Securities ("Junk Bonds")

            Investments in securities rated below investment grade (i.e., rated Ba or lower by Moody's or BB or lower by S&P), which are eligible for purchase by certain of the Funds and, in particular, by the Columbia High Yield Fund, are described as "speculative" by both Moody's and S&P. Investments in lower rated corporate debt securities ("high yield securities" or "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality securities, but they also typically entail greater price volatility and principal and income risk. These high yield securities are regarded as predominately speculative with respect to the issuer's continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers of high yield securities may be more complex than for issuers of higher quality debt securities.

            High yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The prices of high yield securities have been found to be less sensitive to interest-rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high yield security prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If an issuer of debt securities defaults, in addition to risking payment of all or a portion of interest and principal, the Funds investing in such securities may incur additional expenses to seek recovery.

            The secondary market on which high yield securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading market could adversely affect the price at which the Fund could sell a high yield security, and could adversely affect the daily net asset value of the Fund's shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly-traded market. Since secondary markets for high yield securities are generally less liquid than the market for higher grade securities, it may be more difficult to value these securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available.

            The use of credit ratings as the sole method of evaluating high yield securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of high yield securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was last rated. The Advisor does not rely solely on credit ratings when selecting securities for the Funds, and develops its own independent analysis of issuer credit quality.

Bank Obligations

            Bank obligations in which the Funds may invest include certificates of deposit, bankers' acceptances, and fixed time deposits. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties, which vary depending upon market conditions and on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is no market for such deposits.

            Bank obligations include foreign bank obligations including Eurodollar and Yankee obligations. Eurodollar bank obligations are dollar certificates of deposits and time deposits issued outside the U.S. capital markets by foreign branches of U.S. banks and by foreign banks. Yankee obligations are dollar-denominated obligations issued in the U.S. capital markets by foreign banks. Foreign bank obligations are subject to the same risks that pertain to domestic issues, notably credit risk and interest rate risk. Additionally, foreign bank obligations are subject to many of the same risks as investments in foreign securities (see "Foreign Equity Securities" below). Obligations of foreign banks involve somewhat different investment risks than those affecting obligations of United States banks, including the possibilities that their liquidity could be impaired because of future political and economic developments of the foreign bank's country, that their obligations may be less marketable than comparable obligations of United States banks, that a foreign jurisdiction might impose withholding taxes on interest income payable on those obligations, that foreign deposits may be seized or nationalized, that foreign governmental restrictions such as exchange controls may be adopted, which might adversely affect the payment of principal and interest on those obligations and that the selection of those obligations may be more difficult because there may be less publicly available information concerning foreign banks or the accounting, auditing and financial reporting standards, practices and requirements applicable to foreign banks may differ from those applicable to U.S. banks. Foreign banks are not generally subject to examination by any U.S. Government agency or instrumentality.

Commercial Paper

            A1 and Prime 1 are the highest commercial paper ratings issued by S&P and Moody's, respectively.

            Commercial paper rated A1 by S&P has the following characteristics:
(1) liquidity ratios are adequate to meet cash requirements; (2) long-term senior debt is rated A or better; (3) the issuer has access to at least two additional channels of borrowing; (4) basic earnings and cash flow have an upward trend with an allowance made for unusual circumstances; (5) typically, the issuer's industry is well established and the issuer has a strong position within the industry; and (6) the reliability and quality of management are unquestioned.

            Among the factors considered by Moody's in assigning ratings are the following: (1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and customer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of 10 years; (7) financial strength of a parent company and the relationships which exist with the issuer; and (8) recognition by the management of obligations that may be present or may arise as a result of public interest questions and preparation to meet such obligations.

Government Securities

            Government securities may be either direct obligations of the U.S. Treasury or may be the obligations of an agency or instrumentality of the United States.

            TREASURY OBLIGATIONS. The U.S. Treasury issues a variety of marketable securities that are direct obligations of the U.S. Government. These securities fall into three categories - bills, notes, and bonds - distinguished primarily by their maturity at time of issuance. Treasury bills have maturities of one year or less at the time of issuance, while Treasury notes currently have maturities of 1 to 10 years. Treasury bonds can be issued with any maturity of more than 10 years.

            OBLIGATIONS OF AGENCIES AND INSTRUMENTALITIES. Agencies and instrumentalities of the U.S. Government are created to fill specific governmental roles. Their activities are primarily financed through securities whose issuance has been authorized by Congress. Agencies and instrumentalities include the Export Import Bank, Federal Housing Administration, Government National Mortgage Association, Tennessee Valley Authority, Banks for Cooperatives, Farmers Home Administration, Federal Home Loan Banks, Federal Intermediate Credit Banks, Federal Land Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corp., U.S. Postal System, and Federal Finance Bank. Although obligations of "agencies" and "instrumentalities" are not direct obligations of the U.S. Treasury, payment of the interest or principal on these obligations is generally backed directly or indirectly by the U.S. Government. This support can range from backing by the full faith and credit of the United States or U.S. Treasury guarantees to the backing solely of the issuing instrumentality itself.

Mortgage-Backed Securities and Mortgage Pass-Through Securities

            Mortgage-backed securities are interests in pools of mortgage loans, including mortgage loans made by savings and loan institutions, mortgage bankers, commercial banks and others. Mortgage-backed securities are sold to investors by various governmental, government-related and private organizations as further described below. A Fund may also invest in debt securities that are secured with collateral consisting of mortgage-backed securities (see "Collateralized Mortgage Obligations") and in other types of mortgage-related securities.

            Because principal may be prepaid at any time, mortgage-backed securities involve significantly greater price and yield volatility than traditional debt securities. A decline in interest rates may lead to a faster rate of repayment of the underlying mortgages and expose the Fund to a lower rate of return upon reinvestment. To the extent that mortgage-backed securities are held by a Fund, the prepayment right will tend to limit to some degree the increase in net asset value of the Fund because the value of the mortgage-backed securities held by the Fund may not appreciate as rapidly as the price of non-callable debt securities. When interest rates rise, mortgage prepayment rates tend to decline, thus lengthening the duration of mortgage-related securities and increasing their price volatility, affecting the price volatility of a Fund's shares.

            Interests in pools of mortgage-backed securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment that consists of both interest and principal payments. In effect, these payments are a "pass-through" of the monthly payments made by the individual borrowers on their mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association) are described as "modified pass-through." These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

            The principal governmental guarantor of mortgage-related securities is the Government National Mortgage Association ("GNMA"). GNMA is a wholly-owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks, and mortgage bankers) and backed by pools of FHA-insured or VA-guaranteed mortgages. These guarantees, however, do not apply to the market value or yield of mortgage-backed securities or to the value of a Fund's shares. Also, GNMA securities often are purchased at a premium over the maturity value of the underlying mortgages. This premium is not guaranteed and will be lost if prepayment occurs.

            Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. Government) include the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). FNMA is a government-sponsored corporation owned entirely by private stockholders. It is subject to regulation by the Secretary of Housing and Urban Development. FNMA purchases conventional (i.e., not insured or guaranteed by any government agency) mortgages from a list of approved seller/servicers, which include state and federally-chartered savings and loan associations, mutual savings banks, commercial banks, credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA, but are not backed by the full faith and credit of the U.S. Government.

            FHLMC is a corporate instrumentality of the U.S. Government and was created in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. Its stock is owned by the twelve Federal Home Loan Banks. FHLMC issues Participation Certificates ("PCs"), which represent interests in conventional mortgages from FHLMC's national portfolio. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. Government.

            Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers, and other secondary market issuers also create pass-through pools of conventional mortgage loans. These issuers may, in addition, be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payment. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit. The insurance and guarantees are issued by governmental entities, private insurers, and the mortgage poolers. Such insurance and guarantees and the creditworthiness of its issuers will be considered in determining whether a mortgage-related security meets a Fund's investment quality standards. There is no assurance that the private insurers or guarantors will meet their obligations under the insurance policies or guarantee arrangements. A Fund may buy mortgage-related securities without insurance or guarantees if, through an examination of the loan experience and practices of the originators/servicers and poolers, the Advisor determines that the securities meet the Fund's quality standards. Although the market for such securities is becoming increasingly liquid, securities issued by certain private organizations may not be readily marketable.

Collateralized Mortgage Obligations ("CMOs")

            CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, interest and prepaid principal are paid, in most cases, semiannually. CMOs may be collateralized by whole mortgage loans but are more typically collateralized by portfolios of mortgage pass-through securities, guaranteed by GNMA, FHLMC, or FNMA, and their income streams.

            CMOs are structured into multiple classes, each bearing a different stated maturity. Actual maturity and average life will depend upon the prepayment experience of the collateral. CMOs provide for a modified form of call protection through a de facto breakdown of the underlying pool of mortgages according to how quickly the loans are repaid. Monthly payment of principal received from the pool of underlying mortgages, including prepayments, is first returned to investors holding the shortest maturity class. Investors holding the longer maturity classes receive principal only after the first class has been retired. An investor is partially protected against a sooner than desired return of principal by the sequential payments. The prices of certain CMOs, depending on their structure and the rate of prepayments, can be volatile. Some CMOs may also not be as liquid as other securities.

            In a typical CMO transaction, a corporation issues multiple series, (e.g., A, B, C, Z) of CMO bonds ("Bonds"). Proceeds of the Bond offering are used to purchase mortgages or mortgage pass-through certificates ("Collateral"). The Collateral is pledged to a trustee as security for the Bonds. Principal and interest payments from the Collateral are used to pay principal on the Bonds in the order A, B, C, Z. The Series A, B, and C Bonds all pay interest currently. Interest on the Series Z Bond is accrued and added to principal and a like amount is paid as principal on the Series A, B, or C Bond currently being paid off. When the Series A, B, and C Bonds are paid in full, interest and principal on the Series Z Bond begins to be paid currently. With some CMOs, the issuer serves as a conduit to allow loan originators (primarily builders or savings and loan associations) to borrow against their loan portfolios.

            A Fund will invest only in those CMOs whose characteristics and terms are consistent with the average maturity and market risk profile of the other fixed income securities held by the Fund.

Other Mortgage-Backed Securities

            The Advisor expects that governmental, government-related or private entities may create mortgage loan pools and other mortgage-related securities offering mortgage pass-through and mortgage-collateralized investment in addition to those described above. The mortgages underlying these securities may include alternative mortgage instruments; that is, mortgage instruments whose principal or interest payments may vary or whose terms to maturity may differ from customary long-term fixed rate mortgages. As new types of mortgage-related securities are developed and offered to investors, the Advisor will, consistent with a Fund's investment objective, policies and quality standards, consider making investments in such new types of mortgage-related securities.

Other Asset-Backed Securities

            The securitization techniques used to develop mortgage-backed securities are being applied to a broad range of assets. Through the use of trusts and special purpose corporations, various types of assets, including automobile loans, computer leases and credit card and other types of receivables, are being securitized in pass-through structures similar to mortgage pass-through structures described above or in a structure similar to the CMO structure. Consistent with a Fund's investment objectives and policies, the Fund may invest in these and other types of asset-backed securities that may be developed in the future. In general, the collateral supporting these securities is of shorter maturity than mortgage loans and is less likely to experience substantial prepayments with interest rate fluctuations.

            These other asset-backed securities present certain risks that are not presented by mortgage-backed securities. Primarily, these securities may not have the benefit of any security interest in the related assets. Credit card receivables are generally unsecured and the debtors are entitled to the protection of state and federal consumer credit laws, many of which give debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. There is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities.

            Asset-backed securities are often backed by a pool of assets representing the obligations of a number of direct parties. To reduce the effect of failures by obligors on underlying assets to make payments, the securities may contain elements of credit support which fall into two categories: (i) liquidity protection and (ii) protection against losses resulting from ultimate default by an obligor or the underlying assets. Liquidity protection refers to the making of advances, generally by the entity administering the pool of assets, to ensure that the receipt of payments on the underlying pool occurs in a timely fashion. Protection against losses results from payment of the insurance obligations on at least a portion of the assets in the pool. This protection may be provided through guarantee policies or letters of credit obtained by the issuer or sponsor from third parties, through various means of structuring the transaction or through a combination of such approaches. The Fund will not pay any additional or separate fees for credit support. The degree of credit support provided for each issue is generally based on historical information respecting the level of credit risk associated with the underlying assets. Delinquency or loss in excess of that anticipated, or failure of the credit support could adversely affect the return on an investment in such a security.

Floating or Variable Rate Securities

            Floating or variable rate securities have interest rates that periodically change according to the rise and fall of a specified interest rate index or a specific fixed-income security that is used as a benchmark. The interest rate typically changes every six months, but for some securities the rate may fluctuate weekly, monthly, or quarterly. The index used is often the rate for 90- or 180-day Treasury Bills. Variable-rate and floating-rate securities may have interest rate ceilings or caps that fix the interest rate on such a security if, for example, a specified index exceeds a predetermined interest rate. If an interest rate on a security held by the Fund becomes fixed as a result of a ceiling or cap provision, the interest income received by the Fund will be limited by the rate of the ceiling or cap. In addition, the principal values of these types of securities will be adversely affected if market interest rates continue to exceed the ceiling or cap rate. Loan Transactions

            Loan transactions involve the lending of securities to a broker-dealer or institutional investor for its use in connection with short sales, arbitrage, or other securities transactions. If made, loans of portfolio securities by a Fund will be in conformity with applicable federal and state rules and regulations. The purpose of a qualified loan transaction is to afford a Fund the opportunity to continue to earn income on the securities loaned and at the same time to earn income on the collateral held by it.

            It is the view of the Staff of the Securities and Exchange Commission ("SEC") that a Fund is permitted to engage in loan transactions only if the following conditions are met: (1) the Fund must receive at least 100 percent collateral in the form of cash or cash equivalents, e.g., U.S. Treasury bills or notes, or an irrevocable letter of credit; (2) the borrower must increase the collateral whenever the market value of the securities loaned (determined on a daily basis) rises above the level of the collateral; (3) the Fund must be able to terminate the loan, after notice, at any time; (4) the Fund must receive reasonable interest on the loan or a flat fee from the borrower, as well as amounts equivalent to any dividends, interest, or other distributions on the securities loaned and any increase in market value; (5) the Fund may pay only reasonable custodian fees in connection with the loan; (6) voting rights on the securities loaned may pass to the borrower; however, if a material event affecting the investment occurs, the Board of Directors must be able to terminate the loan and vote proxies or enter into an alternative arrangement with the borrower to enable the Board to vote proxies. Excluding items (1) and
(2), these practices may be amended from time to time as regulatory provisions permit.

            While there may be delays in recovery of loaned securities or even a loss of rights in collateral supplied if the borrower fails financially, loans will be made only to firms deemed by the Advisor to be of good standing and will not be made unless, in the judgment of the Advisor, the consideration to be earned from such loans would justify the risk.

Options and Financial Futures Transactions

            Certain Funds may invest up to 5 percent of their net assets in premiums on put and call exchange-traded options. A call option gives the holder (buyer) the right to purchase a security at a specified price (the exercise price) at any time until a certain date (the expiration date). A put option gives the buyer the right to sell a security at the exercise price at any time until the expiration date. The Fund may also purchase options on securities indices. Options on securities indices are similar to options on a security except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, on exercise of the option, an amount of cash if the closing level of the securities index on which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. A Fund may enter into closing transactions, exercise its options, or permit the options to expire.

            A Fund may also write call options, but only if such options are covered. A call option is covered if written on a security a Fund owns or if the Fund has an absolute and immediate right to acquire that security without additional cash consideration upon conversion or exchange of other securities held by the Fund. If additional cash consideration is required, that amount must be held in a segregated account by the Fund's custodian bank. A call option on a securities index is covered if the Fund owns securities whose price changes, in the opinion of the Advisor, are expected to be substantially similar to those of the index. A call option may also be covered in any other manner in accordance with the rules of the exchange upon which the option is traded and applicable laws and regulations. Each Fund that is permitted to engage in option transactions may write such options on up to 25 percent of its net assets.

            Financial futures contracts, including interest rate futures transactions, are commodity contracts that obligate the long or short holder to take or make delivery of a specified quantity of a financial instrument, such as a security or the cash value of a securities index, during a specified future period at a specified price. The investment restrictions for the Funds permitted to engage in financial futures transactions do not limit the percentage of the Fund's assets that may be invested in financial futures transactions. None of the Funds, however, intend to enter into financial futures transactions for which the aggregate initial margin exceeds 5 percent of the net assets of the Fund after taking into account unrealized profits and unrealized losses on any such transactions it has entered into. A Fund may engage in futures transactions only on commodities exchanges or boards of trade.

            A Fund will not engage in transactions in index options, financial futures contracts, or related options for speculation. A Fund may engage in these transactions only as an attempt to hedge against market conditions affecting the values of securities that the Fund owns or intends to purchase. When a Fund purchases a put on a stock index or on a stock index future not held by the Fund, the put protects the Fund against a decline in the value of all securities held by it to the extent that the stock index moves in a similar pattern to the prices of the securities held. The correlation, however, between indices and price movements of the securities in which a Fund will generally invest may be imperfect. It is expected, nonetheless, that the use of put options that relate to such indices will, in certain circumstances, protect against declines in values of specific portfolio securities or the Fund's portfolio generally. Although the purchase of a put option may partially protect a Fund from a decline in the value of a particular security or its portfolio generally, the cost of a put will reduce the potential return on the security or the portfolio if either increases in value.

            Upon entering into a futures contract, a Fund will be required to deposit with its custodian in a segregated account cash, certain U.S. Government securities, or any other portfolio assets as permitted by the SEC's rules and regulations in an amount known as the "initial margin." This amount, which is subject to change, is in the nature of a performance bond or a good faith deposit on the contract and would be returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied.

            The principal risks of options and futures transactions are: (a) possible imperfect correlation between movements in the prices of options, currencies, or futures contracts and movements in the prices of the securities or currencies hedged or used for cover; (b) lack of assurance that a liquid secondary market will exist for any particular options or futures contract when needed; (c) the need for additional skills and techniques beyond those required for normal portfolio management; (d) losses on futures contracts resulting from market movements not anticipated by the Advisor; and (e) possible need to defer closing out certain options or futures contracts to continue to qualify for beneficial tax treatment afforded "regulated investment companies" under the Internal Revenue Code of 1986, as amended (the "Code").

Foreign Equity Securities

            Foreign equity securities include common stock and preferred stock, including securities convertible into equity securities, issued by foreign companies, American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). In determining whether a company is foreign, the Advisor will consider various factors including where the company is headquartered, where the company's principal operations are located, where the company's revenues are derived, where the principal trading market is located and the country in which the company was legally organized. The weight given to each of these factors will vary depending upon the circumstances.

         Foreign equity securities, which are generally denominated in foreign currencies, involve risks not typically associated with investing in domestic securities. Foreign securities may be subject to foreign taxes that would reduce their effective yield. Certain foreign governments levy withholding taxes against dividend and interest income. Although in some countries a portion of these taxes is recoverable, the unrecovered portion of any foreign withholding taxes would reduce the income a Fund receives from its foreign investments.

            Foreign investments involve other risks, including possible political or economic instability of the country of the issuer, the difficulty of predicting international trade patterns, and the possibility of currency exchange controls. Foreign securities may also be subject to greater fluctuations in price than domestic securities. There may be less publicly available information about a foreign company than about a domestic company. Foreign companies generally are not subject to uniform accounting, auditing, and financial reporting standards comparable to those of domestic companies.

            There is generally less government regulation of stock exchanges, brokers, and listed companies abroad than in the United States. In addition, with respect to certain foreign countries, there is a possibility of the adoption of a policy to withhold dividends at the source, or of expropriation, nationalization, confiscatory taxation, or diplomatic developments that could affect investments in those countries. Finally, in the event of default on a foreign debt obligation, it may be more difficult for a Fund to obtain or enforce a judgement against the issuers of the obligation. The Funds will normally execute their portfolio securities transactions on the principal stock exchange on which the security is traded.

            The considerations noted above regarding the risk of investing in foreign securities are generally more significant for investments in emerging or developing countries, such as countries in Eastern Europe, Latin America, South America or Southeast Asia. These countries may have relatively unstable governments and securities markets in which only a small number of securities trade. Markets of developing or emerging countries may generally be more volatile than markets of developed countries. Investment in these markets may involve significantly greater risks, as well as the potential for greater gains.

            ADRs in registered form are dollar-denominated securities designed for use in the U.S. securities markets. ADRs are sponsored and issued by domestic banks and represent and may be converted into underlying foreign securities deposited with the domestic bank or a correspondent bank. ADRs do not eliminate the risks inherent in investing in the securities of foreign issuers. By investing in ADRs rather than directly in the foreign security, however, a Fund may avoid currency risks during the settlement period for either purchases or sales. There is a large, liquid market in the United States for most ADRs. GDRs are receipts representing an arrangement with a major foreign bank similar to that for ADRs. GDRs are not necessarily denominated in the currency of the underlying security. While ADRs and GDRs will generally be considered foreign securities for purposes of calculation of any investment limitation placed on a Fund's exposure to foreign securities, these securities, along with the securities of foreign companies traded on NASDAQ will not be subject to any of the restrictions placed on the Funds' ability to invest in emerging market securities.

            Additional costs may be incurred in connection with a Fund's foreign investments. Foreign brokerage commissions are generally higher than those in the United States. Expenses may also be incurred on currency conversions when a Fund moves investments from one country to another. Increased custodian costs as well as administrative difficulties may be experienced in connection with maintaining assets in foreign jurisdictions.

Foreign Fixed Income Securities

            Foreign fixed income securities include debt securities of foreign corporate issuers, certain foreign bank obligations (see "Bank Obligations"), obligations of foreign governments or their subdivisions, agencies and instrumentalities, and obligations of supranational entities such as the World Bank, the European Investment Bank, and the Asian Development Bank. Any of these securities may be denominated in foreign currency or U.S. dollars, or may be traded in U.S. dollars in the United States although the underlying security is usually denominated in a foreign currency.

            The risk of investing in foreign fixed income securities are the same as the risks of investing in foreign equity securities. Additionally, investment in sovereign debt (debt issued by governments and their agencies and instrumentality) can involve a high degree of risk. The governmental entity that controls the repayment of sovereign debt may not be available or willing to repay the principal and/or interest when due in accordance with the terms of the debt. A governmental entity's willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity's policy toward the International Monetary Fund, and the political constraints to which a governmental entity may be subject. Governmental entities may also depend on expected disbursements from foreign governments, multilateral agencies and others to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a governmental entity's implementation of economic reforms and/or economic performance and the timely service of such debtor's obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties' commitments to lend funds to the governmental entity, which may further impair such debtor's ability or willingness to service its debts in a timely manner. Consequently, governmental entities may default on their sovereign debt. Holders of sovereign debt (including the Funds) may be requested to participate in the rescheduling of such debt and to the extend further loans to governmental entities. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.

Currency Contracts

            The value of a Fund invested in foreign securities will fluctuate as a result of changes in the exchange rates between the U.S. dollar and the currencies in which the foreign securities or bank deposits held by the Fund are denominated. To reduce or limit exposure to changes in currency exchange rates (referred to as "hedging"), a Fund may enter into forward currency exchange contracts that, in effect, lock in a rate of exchange during the period of the forward contracts. Forward contracts are usually entered into with currency traders, are not traded on securities exchanges, and usually have a term of less than one year, but can be renewed. A default on a contract would deprive a Fund of unrealized profits or force a Fund to cover its commitments for purchase or sale of currency, if any, at the market price. A Fund will enter into forward contracts only for hedging purposes and not for speculation. If required by the Investment Company Act of 1940, as amended (the "1940 Act") or the SEC, a Fund may "cover" its commitment under forward contracts by segregating cash or liquid securities with a Fund's custodian in an amount not less than the current value of the Fund's total assets committed to the consummation of the contracts. Under normal market conditions, no more than 25 percent of the International Stock Fund's assets may be committed to the consummation of currency exchange contracts.

            A Fund may also purchase or sell foreign currencies on a "spot"
(cash) basis or on a forward basis to lock in the U.S. dollar value of a transaction at the exchange rate or rates then prevailing. A Fund will use this hedging technique in an attempt to insulate itself against possible losses resulting from a change in the relationship between the U.S. dollar and the relevant foreign currency during the period between the date a security is purchased or sold and the date on which payment is made or received.

            Hedging against adverse changes in exchange rates will not eliminate fluctuation in the prices of a Fund's portfolio securities or prevent loss if the prices of those securities decline. In addition, the use of forward contracts may limit potential gains from an appreciation in the U.S. dollar value of a foreign currency. Forecasting short-term currency market movements is very difficult, and there is no assurance that short-term hedging strategies used by a Fund will be successful.

Real Estate Investment Trusts ("REITs")

            REITs are pooled investment vehicles that invest primarily in real estate--such as shopping centers, malls, multi-family housing, or commercial property, or real-estate related loans such as mortgages. Investing in REITs involves unique risks and may be affected by changes in the value of the underlying property owned by the REIT or affected by the quality of the credit extended. REITs are significantly affected by the market for real estate and are subject to many of the same risks associated with direct ownership in real estate. Furthermore, REITs are dependent upon management skills and subject to heavy cash flow dependency.

Repurchase Agreements

            A Fund may invest in repurchase agreements, which are agreements by which the Fund purchases a security and simultaneously commits to resell that security to the seller (a commercial bank or securities dealer) at a stated price within a number of days (usually not more than seven) from the date of purchase. The resale price reflects the purchase price plus a rate of interest that is unrelated to the coupon rate or maturity of the purchased security. Repurchase agreements may be considered loans by the Fund collateralized by the underlying security. The obligation of the seller to pay the stated price is in effect secured by the underlying security. The seller will be required to maintain the value of the collateral underlying any repurchase agreement at a level at least equal to the price of the repurchase agreement. In the case of default by the seller, the Fund could incur a loss. In the event of a bankruptcy proceeding commenced against the seller, the Fund may incur costs and delays in realizing upon the collateral. A Fund will enter into repurchase agreements only with those banks or securities dealers who are deemed creditworthy pursuant to criteria adopted by the Advisor. There is no limit on the portion of a Fund's assets that may be invested in repurchase agreements with maturities of seven days or less.

Borrowing

            A Fund may borrow from a bank for temporary administrative purposes. This borrowing may be unsecured. Provisions of the 1940 Act require a Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300 percent of the amount borrowed, with an exception for borrowings not in excess of 5 percent of the Fund's total assets made for temporary administrative purposes. Any borrowings for temporary administrative purposes in excess of 5 percent of a Fund's total assets are subject to continuous asset coverage. If the 300 percent asset coverage declines as a result of market fluctuations or other reasons, a Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300 percent asset coverage. Notwithstanding the above, certain of the Funds may not borrow in excess of 5 percent of their assets at any time. A Fund also may enter into certain transactions, including reverse repurchase agreements, mortgage dollar rolls, and sale-buybacks, that can be viewed as constituting a form of borrowing or financing transaction by the Fund. To the extent a Fund covers its commitment under such transactions (or economically similar transaction) by the segregation of assets determined in accordance with procedures adopted by the Board of Directors, equal in value to the amount of the Fund's commitment to repurchase, such an agreement will not be considered a "senior security" by the Fund and therefore will not be subject to the 300 percent asset coverage requirement otherwise applicable to borrowings by the Fund. Borrowing will tend to exaggerate the effect on net asset value of any increase or decrease in the market value of a Fund's portfolio. Money borrowed will be subject to interest costs which may or may not be recovered by appreciation of the securities purchased. A Fund also may be required to maintain minimum average balances in connection with such borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

Illiquid Securities

            Illiquid securities are securities that may not be sold or disposed of in the ordinary course of business within seven days at approximately the price used to determine the Fund's net asset value. Under current interpretations of the Staff of the SEC, the following instruments in which a Fund may invest will be considered illiquid: (1) repurchase agreements maturing in more than seven days; (2) restricted securities (securities whose public resale is subject to legal restrictions, except as described in the following paragraph); (3) options, with respect to specific securities, not traded on a national securities exchange that are not readily marketable; and (4) any other securities in which a Fund may invest that are not readily marketable.

            Notwithstanding the restrictions applicable to investments in illiquid securities described in the relevant chart below, the Funds may purchase without limit certain restricted securities that can be resold to qualifying institutions pursuant to a regulatory exemption under Rule 144A ("Rule 144A securities"). If a dealer or institutional trading market exists for Rule 144A securities, such securities are deemed to be liquid and thus exempt from that Fund's liquidity restrictions.

            Under the supervision of the Board of Directors of the Funds, the Advisor determines the liquidity of the Funds' portfolio securities, including Rule 144A securities, and, through reports from the Advisor, the Board of Directors monitors trading activity in these securities. In reaching liquidity decisions, the Advisor will consider, among other things, the following factors:
(1) the frequency of trades and quotes for the security; (2) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; (3) dealer undertakings to make a market in the security; and (4) the nature of the security and the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the procedures for the transfer). If institutional trading in Rule 144A securities declines, a Fund's liquidity could be adversely affected to the extent it is invested in such securities.

Convertible Securities and Warrants

            Convertible debentures are interest-bearing debt securities, typically unsecured, that represent an obligation of the corporation providing the owner with claims to the corporation's earnings and assets before common and preferred stock owners, generally on par with unsecured creditors. If unsecured, claims of convertible debenture owners would be inferior to claims of secured debt holders. Convertible preferred stocks are securities that represent an ownership interest in a corporation providing the owner with claims to the corporation's earnings and assets before common stock owners, but after bond owners. Investments by a Fund in convertible debentures or convertible preferred stock would be a substitute for an investment in the convertible security if available in quantities necessary to satisfy the Fund's investment needs (for example, in the case of a new issuance of convertible securities) or where, because of financial market conditions, the conversion price of the convertible security is comparable to the price of the underlying common stock, in which case a preferred position with respect to the corporation's earnings and assets may be preferable to holding common stock.

            Warrants are options to buy a stated number of underlying securities at a specified price any time during the life of the warrants. The securities underlying these warrants will be the same types of securities that a Fund will invest in to achieve its investment objective of capital appreciation. The purchaser of a warrant expects the market price of the underlying security will exceed the purchase price of the warrant plus the exercise price of the warrant, thus resulting in a profit. If the market price never exceeds the purchase price plus the exercise price of the warrant before the expiration date of the warrant, the purchaser will suffer a loss equal to the purchase price of the warrant.

            To the extent the High Yield Fund or the Fixed Income Securities Fund acquires common stock through exercise of conversion rights or warrants or acceptance of exchange or similar offers, the common stock will not be retained in the portfolio. Orderly disposition of these equity securities will be made consistent with management's judgment as to the best obtainable price.

Investments in Small and Unseasoned Companies

            Unseasoned and small companies may have limited or unprofitable operating histories, limited financial resources, and inexperienced management. In addition, they often face competition from larger or more established firms that have greater resources. Securities of small and unseasoned companies are frequently traded in the over-the-counter market or on regional exchanges where low trading volumes may result in erratic or abrupt price movements. To dispose of these securities, a Fund may need to sell them over an extended period or below the original purchase price. Investments by a Fund in these small or unseasoned companies may be regarded as speculative.

Dollar Roll Transactions

            "Dollar roll" transactions consist of the sale by a Fund to a bank or broker-dealer (the "counterparty") of GNMA certificates or other mortgage-backed securities together with a commitment to purchase from the counterparty similar, but not identical, securities at a future date and at agreed price. The counterparty receives all principal and interest payments, including prepayments, made on the security while it is the holder. The Fund receives a fee from the counterparty as consideration for entering into the commitment to purchase. Dollar rolls may be renewed over a period of several months with a new purchase and repurchase price fixed and a cash settlement made at each renewal without physical delivery of securities. Moreover, the transaction may be preceded by a firm commitment agreement pursuant to which the Fund agrees to buy a security on a future date.

            A Fund will not use such transactions for leveraging purposes and, accordingly, will segregate liquid assets in an amount sufficient to meet their purchase obligations under the transactions. The Funds will also maintain asset coverage of at least 300 percent for all outstanding firm commitments, dollar rolls and other borrowings.

            Dollar rolls may be treated for purposes of the 1940 Act as borrowings of the Fund because they involve the sale of a security coupled with an agreement to repurchase. Like all borrowings, a dollar roll involves costs to the Fund. For example, while a Fund receives a fee as consideration for agreeing to repurchase the security, the Fund forgoes the right to receive all principal and interest payments while the counterparty holds the security. These payments received by the counterparty may exceed the fee received by the Fund, thereby effectively charging the Fund interest on its borrowing. Further, although the Fund can estimate the amount of expected principal prepayment over the term of the dollar roll, a variation in the actual amount of prepayment could increase or decease the cost of the Fund's borrowing.

When-Issued Securities

            When-issued, delayed-delivery and forward transactions generally involve the purchase of a security with payment and delivery in the future (i.e., beyond normal settlement). A Fund does not earn interest on such securities until settlement and bears the risk of market value fluctuations in between the purchase and settlement dates. New issues of stocks and bonds, private placements and U.S. Government securities may be sold in this manner. To the extent a Fund engages in when-issued and delayed-delivery transactions, it will do so to acquire portfolio securities consistent with its investment objectives and policies and not for investment leverage. A Fund may use spot and forward currency exchange transactions to reduce the risk associated with fluctuations in exchange rates when securities are purchased or sold on a when-issued or delayed delivery basis.

Zero-Coupon and Pay-in-Kind Securities

            A zero-coupon security has no cash coupon payments. Instead, the issuer sells the security at a substantial discount from its maturity value. The interest equivalent received by the investor from holding this security to maturity is the difference between the maturity value and the purchase price. Pay-in-kind securities are securities that pay interest in either cash or additional securities, at the issuer's option, for a specified period. The price of pay-in-kind securities is expected to reflect the market value of the underlying accrued interest, since the last payment. Zero-coupon and pay-in-kind securities are more volatile than cash pay securities. The Fund accrues income on these securities prior to the receipt of cash payments. The Fund intends to distribute substantially all of its income to its shareholders to qualify for pass-through treatment under the tax laws and may, therefore, need to use its cash reserves to satisfy distribution requirements.

Temporary Investments

            When, as a result of market conditions, the Advisor determines a temporary defensive position is warranted to help preserve capital, a Fund may without limit temporarily retain cash, or invest in prime commercial paper, high-grade debt securities, securities of the U.S. Government and its agencies and instrumentalities, and high-quality money market instruments, including repurchase agreements. The

International Stock Fund may invest in such securities issued by entities organized in the United States or any foreign country, denominated in U.S. dollars or foreign currency. When a Fund assumes a temporary defensive position, it is not invested in securities designed to achieve its investment objective.

Non-Diversified

            The Oregon Municipal Bond Fund and the Technology Fund are "non-diversified," which means that they may invest a greater percentage of their assets in the securities of a single issuer than the other Funds. Non-diversified funds are more susceptible to risks associated with a single economic, political, or regulatory occurrence than a more diversified portfolio might be. Some of those issuers also may present substantial credit or other risks. Similarly, the Oregon Municipal Bond Fund may be more sensitive to adverse economic, business or political developments in the State of Oregon and also if it invests a substantial portion of its assets in the bonds of similar projects.

                  Chart of Securities and Investment Practices

                                             CCSF        CGF        CISF      CMCG        CSCG      CREF       CTF        CSIF
                                             ----        ---        ----      ----        ----      ----       ---        ----
Investment Grade Securities (Baa or higher   *           *          *         *           *         *          *          *
by Moody's, BBB or higher by S&P or
believed by the Advisor to be equivalent),
other than U.S. Government obligations and
municipal securities
Non-Investment Grade Securities              NA          NA         NA        NA          NA        NA         NA         NA
Domestic Bank Obligations                    *           *          *         *           *         *          *          *
U.S. Government Securities                   *           *          *         *           *         *          *          *
Mortgage-Backed Securities                   NA          NA         NA        NA          NA        NA         NA         NA
CMOs                                         NA          NA         NA        NA          NA        NA         NA         NA
Asset-Backed Securities                      NA          NA         NA        NA          NA        NA         NA         NA
Floating or Variable Rate                    NA          NA         NA        NA          NA        NA         NA         NA
Loan Transactions                            X           X          X         X           O         O          O          O
Options & Financial Futures                  O           O          O         O           O         O          O          O
Foreign Equities(1)
   Developed Markets                         33.3%, O    10%, O     +         33.3%, O    25%, O    20%, O     33%, O     25%, +
   Emerging Markets(2)                       X           X          +         X           X         X          X          +
ADRs, GDRs and NASDAQ-listed                 33.3%, O    10%, O     +         33.3%, O    25%, O    X          33%, O     25%, O
   foreign securities(1)
Currency Contracts
   Hedging                                   O           O          25%, +    O           O         O          O          O
   Speculation                               X           X          X         X           X         X          X          X
   Spot Basis                                O           O          +         O           O         O          O          O
Repurchase Agreements                        *           *          *         *           *         *          *          *
Illiquid (exclude 144A securities from       15%, O      15%, O     15%, O    15%, O      15%, O    15%, O     15%, O     15%, O
definition of illiquid with board
supervision)
Convertible Securities/Warrants              O           O          O         +           +         +          +          +
Unseasoned/less than three years             5%(3),O     5%(3),O    5%(3),O   10%(3), +   10%(3),+  5%(3), +   10%(3), O  10%(3), O

operating history
Small Companies                              O           O          O         +           +         +          +          +
Dollar Roll Transactions                     NA          NA         NA        NA          NA        NA         NA         NA
When-Issued Securities                       O           O          O         O           O         O          O          O
Foreign Fixed Income Securities              NA          NA         O         NA          NA        NA         NA         NA
(including Foreign Bank Obligations)
Zero Coupon/Pay in Kind                      NA          NA         NA        NA          NA        NA         NA         NA
Real Estate (excluding REITs)                X           X          X         X           X         X          X          X
REITs                                        +           +          O         +           +         +          O          +
Borrowing                                    5%, *       5%, *      33.3%, *  5%, *       5%, *     5%, *      33.3%, *   33.3%, *

+   Permitted - Part of principal investment strategy

X   Not permitted either as a non-fundamental or fundamental policy O Permitted
    - Not a principal investment strategy

*   Temporary Investment or cash management purposes

% Percentage of net assets (unless "total assets" specified) that Fund may invest

NA  Not part of investment strategy

(1) Any limitation on foreign investments includes investments in both foreign securities purchased in foreign markets and ADRs, GDRs and NASDAQ-listed foreign securities.

(2) ADRs, GDRs and NASDAQ-listed securities are not subject to this limitation, even if the issuer is headquartered in, has its principal operations in, derives its revenues from, has its principal trading market located in or was legally organized in an emerging market country.

(3) Percentage is based on total assets.

                                               CSTB        CFIS       CMBF        CNMF      CHYF        CBF        CDIC
                                               ----        ----       ----        ----      ----        ---        ----
Investment Grade Securities (Baa or            +           +          O           O         O           +          NA
higher by Moody's, BBB or higher by
S&P or believed by the Advisor to be
equivalent), other than U.S.
Government obligations and municipal
securities
Non-Investment Grade Securities                10%, O      10%, O     NA          NA        +           10%, O     NA
Domestic Bank Obligations                      *           *          *           *         *           *          +
Commercial Paper                               *           *          *           *         *           *          +
U.S. Government Securities                     +           +          *           *         *           +          +
Mortgage-Backed Securities                     +           +          NA          NA        O           +          NA
CMOs                                           +           +          NA          NA        O           +          NA
Asset-Backed Securities                        +           +          NA          NA        O           +          NA
Floating or Variable Rate                      +           +          NA          NA        O           +          NA
Loan Transactions                              O           O          O           X         O           X          X
Options & Financial Futures                    O           X          X           X         O           O          X
Foreign Equities(1)
   Developed Markets                           NA          NA         NA          NA        NA          33.3%, O   NA
   Emerging Markets(2)                         NA          NA         NA          NA        NA          X          NA
ADRs, GDRs and NASDAQ-listed                   NA          NA         NA          NA        NA          33.3%, O   NA
   foreign securities(1)
Currency Contracts
   Hedging                                     NA          NA         NA          NA        NA          O          NA
   Speculation                                 NA          NA         NA          NA        NA          X          NA
   Spot Basis                                  NA          NA         NA          NA        NA          O          NA
Repurchase Agreements                          *           *          *           *         *           *          *
Illiquid (excludes 144A securities from        15%, O      15%, O     15%, O      15%, O    15%, O      15%, O     10%, O
definition of illiquid with board
supervision)
Convertible Securities/Warrants                O           O          NA          NA        O           O          NA
Unseasoned/less than three years               5%(3), O    5%(3), O   NA          NA        5%(3), +    5%(3), O   NA
operating history
Small Companies                                NA          NA         NA          NA        +           O          NA
Dollar Roll Transactions                       O           O          NA          NA        O           O          NA
When-Issued Securities                         O           O          O           O         O           O          O
Foreign Fixed Income Securities                20%, O      20%, O     NA          NA        10%, O      20%, O     NA
(including Foreign Bank Obligations)
Zero Coupon/Pay in Kind                        O           O          +           +         O           O          NA
Real Estate (excluding REITs)                  X           X          X           X         X           X          X
REITs                                          O           O          NA          NA        O           O          NA
Borrowing                                      33.3%, *    5%, *      33.3%, *    33.3%, *  5%, *       5%, *      33.3%, *
Municipal Bonds                                O           O          +           +         NA          O          NA

+   Permitted - Part of principal investment strategy

X   Not permitted either as a non-fundamental or fundamental policy O Permitted
    - Not a principal investment strategy

*   Temporary Investment or cash management purposes

% Percentage of net assets (unless "total assets" specified) that Fund may invest

NA  Not part of investment strategy

(1) Any limitation on foreign investments includes investments in both foreign securities purchased in the foreign markets, together with the purchase of ADRs, GDRs and NASDAQ-listed foreign securities.

(2) ADRs, GDRs, and NASDAQ-listed foreign securities are not subject to this limitation, even if the issuer is headquartered in, has its principal operations in, derives its revenues from, has its principal trading market located in or was legally organized in an emerging market country.

(3) Percentage is based on total assets.

                             INVESTMENT RESTRICTIONS

      The Prospectus sets forth the investment goals and principal investment strategies applicable to each Fund. The following is a list of investment restrictions applicable to each Fund. If a percentage limitation is adhered to at the time of an investment by a Fund, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of the restriction. Except as stated otherwise below, a Fund may not change these restrictions without the approval of a majority of its shareholders, which means the vote at any meeting of shareholders of a Fund of
(i) 67 percent or more of the shares present or represented by proxy at the meeting (if the holders of more than 50 percent of the outstanding shares are present or represented by proxy) or (ii) more than 50 percent of the outstanding shares, whichever is less.

COLUMBIA COMMON STOCK FUND, INC.

The Common Stock Fund may not:

            1. Buy or sell commodities. However, the Fund may invest in futures contracts relating to broadly based stock indices, subject to the restrictions in paragraph 13.

            2. Concentrate investments in any industry. However, the Fund may
      (a) invest up to 25 percent of the value of the total assets in any one industry and (b) invest for temporary defensive purposes up to 100 percent of the value of the total assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

            3. Buy or sell real estate. However, the Fund may purchase or hold readily marketable securities issued by companies, such as real estate investment trusts, which operate in real estate or interests therein.

            4. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            5. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 5 percent of the outstanding voting securities of that issuer to be held in the Fund.

            6. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 5 percent of the value of the total assets of the Fund at market value to be invested in the securities of that issuer (other than obligations of the U.S. Government and its agencies and instrumentalities), with reference to 75 percent of the assets of the Fund.

            7. Issue senior securities, bonds, or debentures.

            8. Underwrite securities of other issuers, except that the Fund may acquire portfolio securities under circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed to be an underwriter for purposes of the Securities Act of 1933.

            9. Borrow money in excess of 5 percent of its net asset value. Any borrowing must only be temporarily from banks and for extraordinary or emergency purposes.

            10. Invest its funds in the securities of any company if the purchase, at the time thereof, would cause more than 5 percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years continuous operation.

            11. Invest in companies for the purpose of exercising control or management.

            12. Engage in short sales of securities except to the extent that it owns an equal amount of the securities sold short or other securities convertible into an equivalent amount of such securities ("short sales against the box"). Such transactions may only be made to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event, no more than 5 percent of the value of the Fund's net assets taken at market may, at any time, be held as collateral for such sales.

            13. Buy and sell puts and calls as securities, stock index futures or options on stock index futures, or financial futures or options on financial futures, unless such options are written by other persons and the options or futures are offered through the facilities of a national securities association or are listed on a national securities or commodities exchange.

            14. Invest directly in oil, gas, or other mineral development or exploration programs or leases; although, the Fund may own securities of companies engaged in those businesses.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

COLUMBIA GROWTH FUND, INC.

The Growth Fund may not:

            1. Buy or sell commodities or commodity contracts.

            2. Concentrate more than 25 percent of its investments in any one industry.

            3. Buy or sell real estate. (However, the Fund may buy readily marketable securities such as real estate investment trusts.)

            4. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            5. Purchase securities of any issuer when those officers and directors of the Fund who individually own 1/2 of 1 percent of the securities of that issuer together own 5 percent or more.

            6. Issue senior securities, bonds, or debentures.

            7. Underwrite securities issued by others except as it may be deemed to be an underwriter of restricted securities.

            8. Borrow money in excess of 5 percent of its net asset value. Any borrowing must only be temporarily from banks for extraordinary or emergency purposes.

            9. Invest more than 5 percent of its total assets at cost in the securities of companies which (with predecessor companies) have a record of less than three years continuous operation and equity securities which are not readily marketable.

            10. Invest in companies for purposes of control or management.

            11. Buy securities on margin or make short sales.

            12. Invest directly in oil, gas, or other mineral development or exploration programs or leases; although, the Fund may own securities of companies engaged in those businesses.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

COLUMBIA INTERNATIONAL STOCK FUND, INC.

The International Stock Fund may not:

            1. Buy or sell commodities. However, the Fund may invest in futures contracts or options on such contracts relating to broadly based stock indices, subject to the restrictions in paragraph 13, and may enter into foreign currency transactions.

            2. Concentrate investments in any industry. However, the Fund may
      (a) invest up to 25 percent of the value of its assets in any one industry and (b) invest for temporary defensive purposes up to 100 percent of the value of its assets in securities issued or guaranteed by the United States or its agencies or instrumentalities.

            3. Buy or sell real estate. However, the Fund may purchase or hold readily marketable securities issued by companies, such as real estate investment trusts, which operate in real estate or interests therein.

            4. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            5. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 10 percent of the outstanding voting securities of that issuer to be held by the Fund.

            6. Purchase the securities of any issuer (including any foreign government issuer) if the purchase, at the time thereof, would cause more than 5 percent of the value of the total assets of the Fund at market value to be invested in the securities of that issuer (other than obligations of the U.S. Government and its agencies and instrumentalities), with reference to 75 percent of the assets of the Fund.

            7. Issue senior securities, bonds, or debentures.

            8. Underwrite securities of other issuers, except that the Fund may acquire portfolio securities in circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed to be an underwriter for purposes of the Securities Act of 1933.

            9. Borrow money, except temporarily for extraordinary or emergency purposes. For all amounts borrowed, the Fund will maintain an asset coverage of 300 percent. The Fund will not make any additional investments while borrowings exceed 5 percent of the Fund's total assets.

            10. Invest its funds in the securities of any company if the purchase would cause more than 5 percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years continuous operation.

            11. Invest in companies for the purpose of exercising control or management.

            12. Engage in short sales of securities except to the extent that it owns an equal amount of the securities sold short or other securities convertible into an equivalent amount of such securities ("short sales against the box"). Such transactions may only be made to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event, no more than 5 percent of the value of the Fund's net assets taken at market may, at any time, be held as collateral for such sales.

            13. Buy and sell puts and calls as securities, stock index futures or options on stock index futures, or financial futures or options on financial futures, unless such options are written by other persons and the options or futures are offered through the facilities of a recognized securities association or are listed on a recognized securities or commodities exchange or similar entity.

            14. Invest directly in oil, gas, or other mineral development or exploration programs or leases; although, the Fund may own securities of companies engaged in those businesses.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

COLUMBIA MID CAP GROWTH FUND, INC.

The Mid Cap Growth Fund may not:

            1. Buy or sell commodities. However, the Fund may invest in futures contracts relating to broadly based stock indices, subject to the restrictions in paragraph 13.

            2. Concentrate investments in any industry. However, the Fund may
      (a) invest up to 25 percent of the value of the total assets in any one industry and (b) invest for temporary defensive purposes up to 100 percent of the value of the total assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

            3. Buy or sell real estate. However, the Fund may purchase or hold readily marketable securities issued by companies such as real estate investment trusts, which operate in real estate or interests therein.

            4. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            5. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 10 percent of the outstanding voting securities of that issuer to be held in the Fund.

            6. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 5 percent of the value of the total assets of the Fund at market value to be invested in the securities of that issuer (other than obligations of the U.S. Government and its agencies and instrumentalities), with reference to 75 percent of the assets of the Fund.

            7. Issue senior securities, bonds, or debentures.

            8. Underwrite securities of other issuers, except that the Fund may acquire portfolio securities under circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed to be an underwriter for purposes of the Securities Act of 1933.

            9. Borrow money in excess of 5 percent of its net asset value. Any borrowing must only be temporarily from banks and for extraordinary or emergency purposes.

            10. Invest its funds in the securities of any company if the purchase, at the time thereof, would cause more than 10 percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years continuous operation.

            11. Invest in companies for the purpose of exercising control or management.

            12. Engage in short sales of securities except to the extent that it owns an equal amount of the securities sold short or other securities convertible into an equivalent amount of such securities ("short sales against the box"). Such transactions may only be made to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event, no more than 10 percent of the value of the Fund's net assets taken at market may, at any time, be held as collateral for such sales.

            13. Buy and sell puts and calls as securities, stock index futures or options on stock index futures, or financial futures or options on financial futures, unless such options are written by other persons and the options or futures are offered through the facilities of a national securities association or are listed on a national securities or commodities exchange.

            14. Invest directly in oil, gas, or other mineral development or exploration programs or leases; although, the Fund may own securities of companies engaged in those businesses.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given (60 days notice in the case of non-fundamental restriction #2) to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

            2. Invest less than 80% of its assets in the stocks of mid-cap companies (those stocks with a market capitalization, at the time of initial purchase, equal to or less than the largest stock in the Russell Mid Cap Index), except when the Fund is taking a temporary defensive position due to a determination by the Fund's Advisor that adverse market conditions make it desirable to suspend temporarily the Fund's normal investment activities.

COLUMBIA SMALL CAP GROWTH FUND, INC.

The Small Cap Growth Fund may not:

            1. Buy or sell commodities. However, the Fund may invest in futures contracts relating to broadly based stock indices, subject to the restrictions in paragraph 13.

            2. Concentrate investments in any industry. However, the Fund may
      (a) invest up to 25 percent of the value of the total assets in any one industry and (b) invest for temporary defensive purposes up to 100 percent of the value of the total assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

            3. Buy or sell real estate. However, the Fund may purchase or hold readily marketable securities issued by companies such as real estate investment trusts, which operate in real estate or interests therein.

            4. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            5. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 10 percent of the outstanding voting securities of that issuer to be held in the Fund.

            6. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 5 percent of the value of the total assets of the Fund at market value to be invested in the securities of that issuer (other than obligations of the U.S. Government and its agencies and instrumentalities), with reference to 75 percent of the assets of the Fund.

            7. Issue senior securities, bonds, or debentures.

            8. Underwrite securities of other issuers, except that the Fund may acquire portfolio securities under circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed to be an underwriter for purposes of the Securities Act of 1933.

            9. Borrow money in excess of 5 percent of its net asset value. Any borrowing must only be temporarily from banks and for extraordinary or emergency purposes.

            10. Invest its funds in the securities of any company if the purchase, at the time thereof, would cause more than 10 percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years continuous operation.

            11. Invest in companies for the purpose of exercising control or management.

            12. Engage in short sales of securities except to the extent that it owns an equal amount of the securities sold short or other securities convertible into an equivalent amount of such securities ("short sales against the box"). Such transactions may only be made to protect a profit in or to attempt to minimize a loss with respect to securities held by the Fund. In any event, no more than 10 percent of the value of the Fund's net assets taken at market may, at any time, be held as collateral for such sales.

            13. Buy and sell puts and calls as securities, stock index futures or options on stock index futures, or financial futures or options on financial futures, unless such options or futures are offered through the facilities of a national securities association or are listed on a national securities or commodities exchange. The Fund may write call options that are covered in accordance with rules established by the SEC.

            14. Invest directly in oil, gas, or other mineral development or exploration programs or leases; although, the Fund may own securities of companies engaged in those businesses.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given (60 days notice in the case of non-fundamental restriction #2) to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

            2. Invest less than 80% of its assets in the stocks of small-cap companies (those stocks with a market capitalization, at the time of initial purchase, equal to or less than the largest stock in the S&P SmallCap 600 Index), except when the Fund is taking a temporary defensive position due to a determination by the Fund's investment Advisor that adverse market conditions make it desirable to suspend temporarily the Fund's normal investment activities.

COLUMBIA REAL ESTATE EQUITY FUND, INC.

The Real Estate Fund may not:

            1. Buy or sell commodities or commodity futures contracts.

            2. Buy or sell real estate. However, the Fund may purchase or hold readily marketable securities issued by companies, such as real estate investment trusts, that operate in real estate or interests therein, and participation interests in pools of real estate mortgage loans.

            3. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            4. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 10 percent of the outstanding voting securities of that issuer to be held in the Fund.

            5. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 5 percent of the value of its total assets at market value to be invested in the securities of that issuer (other than obligations of the U.S. Government and its instrumentalities), with reference to 75 percent of the assets of the Fund.

            6. Purchase or retain securities of an issuer if those officers or directors of the Fund or the Advisor who individually own more than 1/2 of 1 percent of the outstanding securities of that issuer together own more than 5 percent of such securities.

            7. Issue senior securities, bonds, or debentures.

            8. Underwrite securities of other issuers, except the Fund may acquire portfolio securities in circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed to be an underwriter for purposes of the Securities Act of 1933.

            9. Borrow money except as a temporary measure for extraordinary or emergency purposes. The Fund's borrowings may not exceed 5 percent of its gross assets valued at the lesser of cost or market value, nor may it pledge, mortgage, or hypothecate assets if the market value of such assets exceeds 10 percent of the gross assets, valued at cost, of the Fund.

            10. Invest in the securities of any company if the purchase, at the time thereof, would cause more than 5 percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years continuous operation.

            11. Invest in companies to exercise control or management.

            12. Buy any securities or other property on margin, except for short-term credits necessary for clearing transactions and except that margin payments and other deposits in connection with transactions in options, futures, and forward contracts shall not be deemed to constitute purchasing securities on margin.

            13. Engage in short sales of securities except to the extent that it owns other securities convertible into an equivalent amount of such securities. These short sales may only be made to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event, no more than 10 percent of the Fund's net assets valued at market may, at any time, be held as collateral for such sales.

            14. Invest directly in oil, gas, or other mineral development or exploration programs or leases; although, the Fund may own securities of companies engaged in those businesses.

            15. Concentrate investments in any one industry, except that the Fund will invest at least 65 percent of the value of its total assets in securities of companies principally engaged in the real estate industry.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

COLUMBIA TECHNOLOGY FUND, INC.

The Technology Fund may not:

            1. Buy or sell commodities or commodities contracts or oil, gas or mineral programs, except that the Fund may purchase, sell or enter into financial futures contracts and options on future contracts, foreign currency forward contracts, foreign currency options, or any interest rate, securities-related or foreign currency related hedging instrument, including swap agreements and other derivative instruments, subject to compliance with any applicable provisions of the federal securities or commodities laws.

            2. Concentrate investments in any industry. However, the Fund may
      (a) invest up to 25 percent of the value of the total assets in any one industry and (b) invest for temporary defensive purposes up to 100 percent of the value of the total assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

            3. Buy or sell real estate. However, the Fund may purchase or hold readily marketable securities issued by companies such as real estate investment trusts, which operate in real estate or interests therein.

            4. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            5. Underwrite securities of other issuers, except that the Fund may acquire portfolio securities under circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed to be an underwriter for purposes of the Securities Act of 1933.

            6. Borrow money, issue senior securities, or pledge, mortgage or hypothecate its assets, except that the Fund may (i) borrow from banks, but only if immediately after each borrowing there is asset coverage of 300 percent, (ii) enter into transactions in options futures, options on futures, and other derivative instruments as described in the Prospectus and this Statement of Additional Information (the deposit of assets in escrow in connection with the writing of covered put and call options and the purchase of securities on a when-issued or delayed delivery basis, collateral arrangements with respect to initial or variation margin deposit for futures contracts and commitments entered into under swap agreements or other derivative instruments, will not be deemed to be pledges of the Fund's assets), (iii) enter into reverse repurchase agreements, dollar roll transactions or economically similar transactions to the extent its commitment under such transaction is covered by the segregation of assets, and (iv) borrow money as a temporary measure for extraordinary or emergency purposes provided that such borrowings do not exceed 5 percent of the gross assets of the Fund valued at the lesser of cost or market value, and the Fund does not pledge, mortgage, or hypothecate assets valued at market to an extent greater than 10 percent of the gross assets valued at cost of the Fund.

            7. Invest its funds in the securities of any company if the purchase, at the time thereof, would cause more than 10 percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years continuous operation.

            8. Invest in companies for the purpose of exercising control or management.

            9. Engage in short sales of securities except to the extent that it owns an equal amount of the securities sold short or other securities convertible into an equivalent amount of such securities ("short sales against the box"). Such transactions may only be made to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event, no more than 10 percent of the value of the Fund's net assets taken at market may, at any time, be held as collateral for such sales.

            10. Buy any securities or other property on margin except for use of short-term credit necessary for clearance of purchases and sales of portfolio securities, but the Fund may make margin deposits in connection with transactions in options, futures, and options on futures or purchase or sell puts or calls, or confirmations thereof.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

COLUMBIA STRATEGIC INVESTOR FUND, INC.

The Strategic Investor Fund may not:

            1. Buy or sell commodities or commodities contracts or oil, gas or mineral programs, except that the Fund may purchase, sell or enter into financial futures contracts and options on future contracts, foreign currency forward contracts, foreign currency options, or any interest rate, securities-related or foreign currency related hedging instrument, including swap agreements and other derivative instruments, subject to compliance with any applicable provisions of the federal securities or commodities laws.

            2. Concentrate investments in any industry. However, the Fund may
      (a) invest up to 25 percent of the value of the total assets in any one industry and (b) invest for temporary defensive purposes up to 100 percent of the value of the total assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

            3. Buy or sell real estate. However, the Fund may purchase or hold readily marketable securities issued by companies such as real estate investment trusts, which operate in real estate or interests therein.

            4. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            5. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 5 percent of the value of the total assets of the Fund at market value to be invested in the securities of that issuer (other than obligations of the U.S. Government and its agencies and instrumentalities), with reference to 75 percent of the assets of the Fund.

            6. Underwrite securities of other issuers, except that the Fund may acquire portfolio securities under circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed to be an underwriter for purposes of the Securities Act of 1933.

            7. Borrow money, issue senior securities, or pledge, mortgage or hypothecate its assets, except that the Fund may (i) borrow from banks, but only if immediately after each borrowing there is asset coverage of 300 percent, (ii) enter into transactions in options futures, options on futures, and other derivative instruments as described in the Prospectus and this Statement of Additional Information (the deposit of assets in escrow in connection with the writing of covered put and call options and the purchase of securities on a when-issued or delayed delivery basis, collateral arrangements with respect to initial or variation margin deposit for futures contracts and commitments entered into under swap agreements or other derivative instruments, will not be deemed to be pledges of the Fund's assets), (iii) enter into reverse repurchase agreements, dollar roll transactions or economically similar transactions to the extent its commitment under such transaction is covered by the segregation of assets, and (iv) borrow money as a temporary measure for extraordinary or emergency purposes provided that such borrowings do not exceed 5 percent of the gross assets of the Fund valued at the lesser of cost or market value, and the Fund does not pledge, mortgage, or hypothecate assets valued at market to an extent greater than 10 percent of the gross assets valued at cost of the Fund.

            8. Invest its funds in the securities of any company if the purchase, at the time thereof, would cause more than 10 percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years continuous operation.

            9. Invest in companies for the purpose of exercising control or management.

            10. Engage in short sales of securities except to the extent that it owns an equal amount of the securities sold short or other securities convertible into an equivalent amount of such securities ("short sales against the box"). Such transactions may only be made to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event, no more than 10 percent of the value of the Fund's net assets taken at market may, at any time, be held as collateral for such sales.

            11. Buy any securities or other property on margin except for use of short-term credit necessary for clearance of purchases and sales of portfolio securities, but the Fund may make margin deposits in connection with transactions in options, futures, and options on futures or purchase or sell puts or calls, or confirmations thereof.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

COLUMBIA BALANCED FUND, INC.

The Balanced Fund may not:

            1. Buy or sell commodities. However, the Fund may invest in futures contracts relating to broadly based stock indices, subject to the restrictions in paragraph 13.

            2. Concentrate investments in any industry. However, the Fund may
      (a) invest up to 25 percent of the value of the total assets in any one industry and (b) invest for temporary defensive purposes up to 100 percent of the value of the total assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

            3. Buy or sell real estate. However, the Fund may purchase or hold readily marketable securities issued by companies such as real estate investment trusts, which operate in real estate or interests therein.

            4. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            5. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 5 percent of the outstanding voting securities of that issuer to be held in the Fund.

            6. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 5 percent of the value of the total assets of the Fund at market value to be invested in the securities of that issuer (other than obligations of the U.S. Government and its agencies and instrumentalities), with reference to 75 percent of the assets of the Fund.

            7. Issue senior securities, bonds, or debentures.

            8. Underwrite securities of other issuers, except that the Fund may acquire portfolio securities under circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed to be an underwriter for purposes of the Securities Act of 1933.

            9. Borrow money in excess of 5 percent of its net asset value. Any borrowing must only be temporarily from banks and for extraordinary or emergency purposes.

            10. Invest its funds in the securities of any company if the purchase, at the time thereof, would cause more than 5 percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years continuous operation.

            11. Invest in companies for the purpose of exercising control or management.

            12. Engage in short sales of securities except to the extent that it owns an equal amount of the securities sold short or other securities convertible into an equivalent amount of such securities ("short sales against the box"). Such transactions may only be made to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event, no more than 5 percent of the value of the Fund's net assets taken at market may, at any time, be held as collateral for such sales.

            13. Buy and sell puts and calls as securities, stock index futures or options on stock index futures, or financial futures or options on financial futures, unless such options are written by other persons and the options or futures are offered through the facilities of a national securities association or are listed on a national securities or commodities exchange.

            14. Invest directly in oil, gas, or other mineral development or exploration programs or leases; although, the Fund may own securities of companies engaged in those businesses.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

COLUMBIA SHORT TERM BOND FUND, INC.

The Short Term Bond Fund may not:

            1. Issue senior securities, bonds, or debentures.

            2. Buy any securities or other property on margin except for use of short-term credit necessary for clearance of purchases and sales of portfolio securities, but it may make margin deposits in connection with transactions in options, futures, and options on futures or purchase or sell puts or calls, or confirmations thereof.

            3. Borrow money, issue senior securities, or pledge, mortgage or hypothecate its assets, except that the Fund may (i) borrow from banks, but only if immediately after each borrowing there is asset coverage of 300 percent, (ii) enter into transactions in options futures, options on futures, and other derivative instruments as described in the Prospectus and this Statement of Additional Information (the deposit of assets in escrow in connection with the writing of covered put and call options and the purchase of securities on a when-issued or delayed delivery basis, collateral arrangements with respect to initial or variation margin deposit for futures contracts and commitments entered into under swap agreements or other derivative instruments, will not be deemed to be pledges of the Fund's assets), (iii) enter into reverse repurchase agreements, dollar roll transactions or economically similar transactions to the extent its commitment under such transaction is covered by the segregation of assets, and (iv) borrow money as a temporary measure for extraordinary or emergency purposes provided that such borrowings do not exceed 5 percent of the gross assets of the Fund valued at the lesser of cost or market value, and the Fund does not pledge, mortgage, or hypothecate assets valued at market to an extent greater than 10 percent of the gross assets valued at cost of the Fund.

            4. Concentrate investments in any industry. However, it may (a) invest up to 25 percent of the value of its total assets in any one industry, (b) invest up to 100 percent of the value of its total assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and (c) invest for temporary defensive purposes up to 80 percent of the value of its total assets in certificates of deposit (C/D's) and bankers' acceptances with maturities not greater than one year. C/D's and bankers' acceptances will be limited to domestic banks that have total assets in excess of $1 billion and are subject to regulatory supervision by the U.S. Government or state governments. Commitments to purchase securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities on a "when-issued" basis may not exceed 20 percent of the total assets of the Fund. Emphasis on investments in securities of a particular industry will be shifted whenever the Advisor determines that such action is desirable for investment reasons. The directors will periodically review these decisions of the Advisor.

            5. Underwrite securities of other issuers, except the Fund may acquire portfolio securities in circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed to be an underwriter for purposes of the Securities Act of 1933, as amended.

            6. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 5 percent of the value of its total assets at market value to be invested in the securities of that issuer (other than obligations of the U.S. Government and its instrumentalities), with reference to 75 percent of the assets of the Fund.

            7. Buy or sell real estate. However, the Fund may purchase or hold securities issued by companies, such as real estate investment trusts, that deal in real estate or interests therein, and participation interests in pool of real estate mortgage loans.

            8. Buy or sell commodities or commodities contracts or oil, gas or mineral programs, except that the Fund may purchase, sell or enter into financial futures contracts and options on future contracts, foreign currency forward contracts, foreign currency options, or any interest rate, securities-related or foreign currency related hedging instrument, including swap agreements and other derivative instruments, subject to compliance with any applicable provisions of the federal securities or commodities laws.

            9. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 10 percent of the outstanding voting securities of that issuer to be held in the Fund.

            10. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            11. Invest in the securities of any company if the purchase, at the time thereof, would cause more than 5 percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years of continuous operation.

            12. Invest in companies to exercise control or management.

            13. Purchase or retain securities of an issuer, any of whose officers or directors or security holders is an officer or director of the Fund or of its advisor if, or so long as, the officers and directors of the Fund and of its advisor together own beneficially more than 5 percent of any class of securities of the issuer.

            14. Engage in short sale of securities except to the extent that it owns other securities convertible into an equivalent amount of such securities. These short sales may only be made to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event no more than 10 percent of the Fund's net assets valued at market may, at any time, be held as collateral for such sales.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

COLUMBIA FIXED INCOME SECURITIES FUND, INC.

The Fixed Income Securities Fund may not:

            1. Buy or sell commodities or commodity futures contracts.

            2. Concentrate investments in any industry. However, it may (a) invest up to 25 percent of the value of its total assets in any one industry, (b) invest up to 100 percent of the value of its total assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and (c) invest for defensive purposes up to 80 percent of the value of its total assets in certificates of deposit (CDs) and bankers' acceptances with maturities not greater than one year. CDs and bankers' acceptances will be limited to domestic banks which have total assets in excess of one billion dollars and are subject to regulatory supervision by the U.S. Government or state governments. Commitments to purchase securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities on a "when-issued" basis may not exceed 20 percent of the total assets of the Fund. Emphasis on investments in securities of a particular industry will be shifted whenever the Advisor determines that such action is desirable for investment reasons. The Board of Directors will periodically review these decisions of the Advisor.

            3. Buy or sell real estate. However, the Fund may purchase or hold readily marketable securities issued by companies such as real estate investment trusts, which operate in real estate or interests therein, and participation interests in pools of real estate mortgage loans.

            4. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            5. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 10 percent of the outstanding voting securities of that issuer to be held in the Fund.

            6. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 5 percent of the value of its total assets at market value to be invested in the securities of that issuer (other than obligations of the U.S. Government and its instrumentalities), with reference to 75 percent of the assets of the Fund.

            7. Purchase or retain securities issued by an issuer, any of whose officers or directors or security holders is an officer or director of the Fund or of its advisor if, or so long as, the officers and directors of the Fund and of its advisor together own beneficially more than 5 percent of any class of securities of the issuer.

            8. Issue senior securities, bonds, or debentures.

            9. Underwrite securities of other issuers, except the Fund may acquire portfolio securities in circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed to be an underwriter for purposes of the Securities Act of 1933.

            10. Borrow money except as a temporary measure for extraordinary or emergency purposes. Its borrowings may not exceed 5 percent of the value of the gross assets of the Fund taken at the lesser of cost or market value, nor may it pledge, mortgage, or hypothecate assets taken at market to an extent greater than 10 percent of the value of the gross assets taken at cost of the Fund.

            11. Invest in the securities of any company if the purchase, at the time thereof, would cause more than 5 percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years continuous operation.

            12. Invest in companies to exercise control or management.

            13. Buy any securities or other property on margin, or purchase or sell puts or calls, or combinations thereof.

            14. Engage in short sales of securities except to the extent that it owns other securities convertible into an equivalent amount of such securities. These short sales may only be made to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event, no more than 10 percent of the value of the Fund's net assets taken at market may, at any time, be held as collateral for such sales.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

COLUMBIA NATIONAL MUNICIPAL BOND FUND, INC.

The National Municipal Bond Fund may not:

            1. Buy or sell real estate, but this shall not prevent the Fund from investing in municipal obligations secured by real estate or interests therein.

            2. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            3. Purchase more than 10 percent of the voting securities of any issuer.

            4. Buy or sell commodities or commodity future contracts.

            5. Issue senior securities, bonds, or debentures.

            6. Sell securities short or buy any securities or other property on margin, except for short-term credits necessary for clearing transactions.

            7. Lend portfolio securities to broker-dealers or other institutional investors if, as a result, the aggregate value of all securities loaned exceeds 33 1/3 percent of the total assets of the Fund.

            8. Underwrite securities of other issuers, except that the Fund may acquire portfolio securities in circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed an underwriter for purposes of the Securities Act of 1933.

            9. Borrow money except temporarily for extraordinary or emergency purposes; nor may it pledge, mortgage, or hypothecate assets having a market value greater than 10 percent of the cost of the gross assets of the Fund. For amounts borrowed, the Fund shall maintain an asset coverage of 300 percent for all borrowings. This restriction means that the Fund may not borrow money in an amount exceeding 50 percent of its gross assets. The Fund will not make any additional investments while borrowings exceed 5 percent of the value of the Fund's total assets.

            10. Invest more than 25 percent of its assets in a single industry.

COLUMBIA OREGON MUNICIPAL BOND FUND, INC.

The Oregon Municipal Bond Fund may not:

            1. Buy or sell real estate, but this shall not prevent the Fund from investing in municipal obligations secured by real estate or interests therein.

            2. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            3. Purchase more than 10 percent of the voting securities of any issuer.

            4. Buy or sell commodities or commodity future contracts.

            5. Issue senior securities, bonds, or debentures.

            6. Sell securities short or buy any securities or other property on margin, except for short-term credits necessary for clearing transactions.

            7. Lend portfolio securities to broker-dealers or other institutional investors if, as a result, the aggregate value of all securities loaned exceeds 33 1/3 percent of the total assets of the Fund.

            8. Underwrite securities of other issuers, except that the Fund may acquire portfolio securities in circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed an underwriter for purposes of the Securities Act of 1933.

            9. Borrow money except temporarily for extraordinary or emergency purposes; nor may it pledge, mortgage, or hypothecate assets having a market value greater than 10 percent of the cost of the gross assets of the Fund. For amounts borrowed, the Fund shall maintain an asset coverage of 300 percent for all borrowings. This restriction means that the Fund may not borrow money in an amount exceeding 50 percent of its gross assets. The Fund will not make any additional investments while borrowings exceed 5 percent of the value of the Fund's total assets.

            10. Invest more than 25 percent of its assets in a single industry.

COLUMBIA HIGH YIELD FUND, INC.

The High Yield Fund may not:

            1. Buy or sell commodities or commodity futures contracts.

            2. Concentrate investments in any industry. However, it may (a) invest up to 25 percent of the value of its total assets in any one industry, (b) invest up to 100 percent of the value of its total assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and (c) invest for defensive purposes up to 80 percent of the value of its total assets in CDs and bankers' acceptances with maturities not greater than one year. CDs and bankers' acceptances will be limited to domestic banks which have total assets in excess of $1 billion and are subject to regulatory supervision by the U.S. Government or state governments. Commitments to purchase securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities on a "when-issued" basis may not exceed 20 percent of the total assets of the Fund. Emphasis on investments in securities of a particular industry will be shifted whenever the Advisor determines that such action is desirable for investment reasons. The Board of Directors will periodically review these decisions of the Advisor.

            3. Buy or sell real estate. However, the Fund may purchase or hold readily marketable securities issued by companies, such as real estate investment trusts, that operate in real estate or interests therein, and participation interests in pools of real estate mortgage loans.

            4. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            5. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 10 percent of the outstanding voting securities of that issuer to be held in the Fund.

            6. Purchase the securities of any issuer if the purchase, at the time thereof, would cause more than 5 percent of the value of its total assets at market value to be invested in the securities of that issuer (other than obligations of the U.S. Government and its instrumentalities), with reference to 75 percent of the assets of the Fund.

            7. Purchase or retain securities of an issuer if those officers or directors of the Fund or the Advisor who individually own more than 1/2 of 1 percent of the outstanding securities of that issuer together own more than 5 percent of such securities.

            8. Issue senior securities, bonds, or debentures.

            9. Underwrite securities of other issuers, except the Fund may acquire portfolio securities in circumstances where, if the securities are later publicly offered or sold by the Fund, it might be deemed to be an underwriter for purposes of the Securities Act of 1933.

            10. Borrow money except as a temporary measure for extraordinary or emergency purposes. Its borrowings may not exceed 5 percent of the gross assets of the Fund valued at the lesser of cost or market value, nor may it pledge, mortgage, or hypothecate assets valued at market to an extent greater than 10 percent of the gross assets valued at cost of the Fund.

            11. Invest in the securities of any company if the purchase, at the time thereof, would cause more than 5 percent of the value of the Fund's total assets to be invested in companies which, including predecessors and parents, have a record of less than three years continuous operation.

            12. Invest in companies to exercise control or management.

            13. Buy any securities or other property on margin, except for short-term credits necessary for clearing transactions and except that margin payments and other deposits in connection with transactions in options, futures, and forward contracts shall not be deemed to constitute purchasing securities on margin.

            14. Engage in short sales of securities except to the extent that it owns other securities convertible into an equivalent amount of such securities. These short sales may only be made to protect a profit in or to attempt to minimize a loss with respect to convertible securities. In any event, no more than 10 percent of the Fund's net assets valued at market may, at any time, be held as collateral for such sales.

            15. Invest directly in oil, gas, or other mineral development or exploration programs or leases; although, the Fund may own securities of companies engaged in those businesses.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

COLUMBIA DAILY INCOME COMPANY

The Columbia Daily Income Company may not:

            1. Borrow money to improve portfolio yield except as a temporary measure to avoid disruptive redemptions, and not for investment purposes. Borrowings will not exceed 33 1/3 percent of total assets and will be repaid from the proceeds of sales of the Fund's shares or as maturities allow.

            2. Underwrite securities issued by others except as it may be deemed to be an underwriter in a sale of restricted securities.

            3. Invest more than 5 percent of its assets (exclusive of obligations issued or guaranteed as to principal and interest by the U.S. Government or any agency or instrumentality thereof) in the securities of any one issuer. The Fund may invest up to 100 percent of its total assets in obligations of U.S. banks which are members of the Federal Reserve System. However, the Fund will not invest more than 25 percent of its assets in any other single industry.

            4. Buy or sell real estate.

            5. Buy or sell commodities or commodity contracts.

            6. Make loans, except that the Fund may (a) purchase debt obligations which are consistent with its investment objectives and policies; (b) enter into repurchase agreements; and (c) loan its portfolio securities, to the fullest extent permitted under the 1940 Act.

            7. Purchase common stocks, preferred stocks, warrants, or other equity securities.

            8. Purchase securities on margin.

            9. Sell securities short.

            10. Write or purchase put or call options.

            11. Invest in the securities of other investment companies, except those acquired as part of a merger, consolidation, or acquisition of assets.

      The following is a list of non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board, but the change will only be effective after notice is given to shareholders of the Fund.

      The Fund may not:

            1. Purchase or otherwise acquire any security if, as a result, more than 10% of its net assets would be invested in securities that are illiquid.

Investment Restrictions Under Rule 2a-7

      Rule 2a-7 under the 1940 Act requires that all portfolio securities of the Columbia Daily Income Company have at the time of purchase a maximum remaining maturity (as defined in the rule) of 13 months and that the Fund maintain a dollar-weighted average portfolio maturity of not more than 90 days. (The Fund, however, will be invested in short-term debt obligations maturing within 12 months.) Rule 2a-7 further requires that investments by a money market fund must present minimal credit risk and, if rated, must be rated within one of the two highest rating categories for short-term debt obligations by at least two major rating agencies assigning a rating to the securities or issuer or, if only one rating agency has assigned a rating, by that agency. Purchases of securities which are unrated or rated by only one rating agency must be approved or ratified by the Board of Directors of the Fund. Securities that are rated (or that have been issued by an issuer that is rated with respect to a class of short-term debt obligations, or any security within that class, comparable in priority and quality with such securities) in the highest category by at least two major rating agencies are designated "First Tier Securities." Securities rated in the top two categories by at least two major rating agencies, but which are not rated in the highest category by two or more major rating agencies, are designated "Second Tier Securities." Securities which are unrated may be purchased only if they are deemed to be of comparable quality to rated securities. Under Rule 2a-7, a fund may not invest more than the greater of 1 percent of its total assets or one million dollars, measured at the time of investment, in the securities of a single issuer that were Second Tier Securities when acquired by the fund. In addition, a money market fund may not under Rule 2a-7 invest more than 5 percent of its total assets in securities that were Second Tier Securities when acquired.

      The Fund may not invest more than 5 percent of its total assets in the securities of any one issuer, except this limitation does not apply to U.S. Government securities and repurchase agreements thereon. The Fund may, however, invest more than 5 percent of its total assets in the First Tier Securities of a single issuer for up to three business days, although the Fund may not make more than one such investment at any one time.

      Investment policies of the Fund are in certain circumstances more restrictive than the restrictions under Rule 2a-7. In particular, investments by the Fund are restricted to the following:

            1. Securities issued or guaranteed as to principal and interest by the U.S. Government or issued or guaranteed by agencies or instrumentalities thereof and repurchase agreements relating to these securities.

            2. Commercial paper which, if rated by S&P or Moody's is rated A-1 by S&P and Prime 1 by Moody's or, if not rated, is determined to be of comparable quality by the Board of Directors of the Fund.

            3. Other corporate debt securities with remaining maturities of less than 12 months, including bonds and notes, of an issuer that has received ratings from S&P and Moody's for its other short-term debt obligations as described in paragraph 2 above, where such corporate debt securities are comparable in priority and security to the rated short-term debt obligations or, if no ratings are available, where such corporate debt securities are determined to be of comparable quality under procedures approved by the Board of Directors of the Fund.

            4. Obligations of U.S. banks that are members of the Federal Reserve System and have capital surplus and undivided profits as of the date of their most recent published financial statements in excess of $100 million and are determined by the Board of Directors of the Fund to be of comparable quality to the obligations described in paragraphs 2 or 3 above. Currently these obligations are CDs, bankers' acceptances, and letters of credit.

      These four investment restrictions applicable to the Fund are also non-fundamental, which means they can be changed by the Board. Any change, however, will only be effective after notice is given to shareholders of the Fund.

                                   MANAGEMENT

      Each Fund is managed under the supervision of its Board of Directors, which has responsibility for overseeing decisions relating to the investment policies and goals of the Fund. The Board of Directors of each Fund meets quarterly to review the Fund's investment policies, performance, expenses, and other business matters. The names, addresses and ages of the directors and officers of the Funds, the year each was first elected or appointed to office, their principal business occupations during at least the last five years, the number of portfolios overseen by each director and other directorships they hold are shown below. There is no family relationship between any of the directors. Directors and Officers

DISINTERESTED DIRECTORS:

                                                                                          NUMBER OF
                                                                                         PORTFOLIOS
                                                  TERM OF                                  IN FUND           OTHER
                              POSITION(S)       OFFICE AND          PRINCIPAL              COMPLEX       DIRECTORSHIPS
     NAME, ADDRESS             HELD WITH         LENGTH OF        OCCUPATION(S)          OVERSEEN BY        HELD BY
        AND AGE                  FUNDS         TIME SERVED*    DURING PAST 5 YEARS       DIRECTOR**        DIRECTOR
---------------------         ----------      -------------   --------------------       -----------    --------------
Douglas A. Hacker(1)          Director        Since           Executive Vice                 124        None
P.O. Box 66100                                October 2003    President-- Strategy
Chicago, IL 60666                                             of United Airlines
(48 years old)                                                (airline) since
                                                              December 2002
                                                              (formerly
                                                              President of UAL
                                                              Loyalty Services
                                                              from September
                                                              2001 to December
                                                              2002; Executive
                                                              Vice President and
                                                              Chief Financial
                                                              Officer from July
                                                              1999 to September
                                                              2001, and Senior
                                                              Vice President and
                                                              Chief Financial
                                                              Officer from July
                                                              1994 to July 1999
                                                              of United
                                                              Airlines).

Janet Langford                Director        Since           Executive Vice                 124        None
Kelly(1)                                      October 2003    President-- Corporate
3100 West Beaver Road                                         Development and
Troy, MI 48084-3163                                           Administration,
(46 years old)                                                General Counsel and
                                                              Secretary,
                                                              Kellogg
                                                              Company (food
                                                              manufacturer)
                                                              since
                                                              September
                                                              1999;
                                                              (formerly
                                                              Senior Vice
                                                              President,
                                                              Secretary and
                                                              General
                                                              Counsel, Sara
                                                              Lee
                                                              Corporation
                                                              (branded,
                                                              packaged,

                                                              consumer-products
                                                              manufacturer)
                                                              from January
                                                              1995 to
                                                              September
                                                              1999).

Richard L.                    Director        Since           Private investor               124        None
Lowry(1)(2)                                   October 2003    since August 1987
10701 Charleston Dr.                                          (formerly Chairman
Vero Beach, FL 32963                                          and Chief Executive
(67 years old)                                                Officer, U.S.
                                                              Plywood
                                                              Corporation
                                                              (building
                                                              products
                                                              manufacturer)).

Charles R. Nelson(1)          Director        Served for 1    Professor of                   124        None
Department of                                 year            Economics,
Economics                                                     University of
University of                                                 Washington, since
Washington                                                    January 1976; Ford
Seattle, WA 98195                                             and Louisa Van
(61 years old)                                                Voorhis Professor
                                                              of Political
                                                              Economy,
                                                              University of
                                                              Washington, since
                                                              September 1993;
                                                              Director,
                                                              Institute for
                                                              Economic Research,
                                                              University of
                                                              Washington, since
                                                              September 2001;
                                                              Adjunct Professor
                                                              of Statistics,
                                                              University of
                                                              Washington since
                                                              September 1980;
                                                              Associate Editor,
                                                              Journal of Money
                                                              Credit and
                                                              Banking, since
                                                              September 1993;
                                                              consultant on
                                                              econometric and
                                                              statistical
                                                              matters.

John J.                       Director        Since           Academic Vice                  127        Saucony, Inc.
Neuhauser(1)(2)(3)                            October 2003    President and Dean                        (athletic
84 College Road                                               of Faculties since                        footwear).
Chestnut Hill, MA                                             August 1999, Boston
02467-3838                                                    College (formerly
(60 years old)                                                Dean, Boston
                                                              College School of
                                                              Management from
                                                              September 1977 to
                                                              September 1999).

Patrick J. Simpson(1)         Director        Served for 3    Lawyer, Perkins                124        None
1211 S.W. 5th Avenue                          Years           Coie LLP.
Suite 1500
Portland, OR 97204
(59 years old)

Thomas E. Stitzel(1)          Director        Since           Business consultant            124        None
2208 Tawny Woods Pl.                          October 2003    since 1999
Boise, ID 83706                                               (formerly Professor
(67 years old)                                                of Finance from
                                                              1975 to 1999 and
                                                              Dean from 1977 to
                                                              1991, College of
                                                              Business, Boise
                                                              State University);
                                                              Chartered
                                                              Financial Analyst.

Thomas C. Theobald(1)         Director        Since           Managing Director,             124        Anixter
27 West Monroe                                October 2003    William Blair                             International
Street,                                                       Capital Partners                          (network
Suite 3500                                                    (private equity                           support
Chicago, IL 60606                                             investing) since                          equipment
(66 years old)                                                September 1994.                           distributor),
                                                                                                        Jones
                                                                                                        Lang
                                                                                                        LaSalle
                                                                                                        (real
                                                                                                        estate
                                                                                                        management
                                                                                                        services),
                                                                                                        MONY
                                                                                                        Group
                                                                                                        (life
                                                                                                        insurance)
                                                                                                        and
                                                                                                        Ventas,
                                                                                                        Inc.
                                                                                                        (healthcare
                                                                                                        REIT).

Anne-Lee                      Director        Since           Author and speaker             125        Chairman of
Verville(1)(3)                                October 2003    on educational                            the Board,
359 Stickney Hill Rd.                                         systems needs                             Enesco Group,
Hopkinton, NH 03229                                           (formerly General                         Inc.
(58 years old)                                                Manager, Global                           (designed,
                                                              Education                                 imported and
                                                              Industry from                             distributed
                                                              1994 to 1997,                             giftware and
                                                              and President,                            collectibles).
                                                              Applications
                                                              Solutions
                                                              Division from
                                                              1991 to 1994,
                                                              IBM
                                                              Corporation
                                                              (global
                                                              education and
                                                              global
                                                              applications)).

Richard L.                    Director        Served for      Chairman/CEO, The              124        The Regence
Woolworth(1)                                  12 Years        Regence Group (a                          Group,
100 S.W. Market St.                                           healthcare                                Regence
#1500                                                         maintenance                               BlueCross
Portland, OR 97207                                            organization).                            BlueShield of
(62 years old)                                                                                          Oregon; NW
                                                                                                        Natural, a
                                                                                                        natural gas
                                                                                                        service
                                                                                                        provider

INTERESTED DIRECTORS:

                                                                                         NUMBER OF
                                                                                         PORTFOLIOS
                                               TERM OF                                    IN FUND            OTHER
                            POSITION(S)      OFFICE AND            PRINCIPAL              COMPLEX        DIRECTORSHIPS
    NAME, ADDRESS            HELD WITH        LENGTH OF          OCCUPATION(S)          OVERSEEN BY         HELD BY
       AND AGE                 FUNDS         TIME SERVED      DURING PAST 5 YEARS       DIRECTOR**         DIRECTOR
--------------------        ----------      ------------     --------------------       -----------    -----------------
William E.                  Director        Since            Managing Partner,              126        Lee
Mayer(1)(2)(4)                              October 2003     Park Avenue Equity                        Enterprises
399 Park Avenue                                              Partners (private                         (print media),
Suite 3204                                                   equity) since February                    WR Hambrecht +
New York, NY 10022                                           1999 (formerly Founding                   Co.
(63 years old)                                               partner, Development                      (financial
                                                             Capital LLC from                          service
                                                             November 1996 to                          provider),
                                                             February 1999).                           First Health
                                                                                                       (healthcare)
                                                                                                       and the Reader's
                                                                                                       Digest
                                                                                                       Association,
                                                                                                       Inc.(publishing).

Joseph R.                   Director        Director         Executive Vice                 125        None
Palombo(2)(4)               and             Since            President and Chief
245 Summer Street           President       October 2003;    Operating Officer of
Boston, MA 02210                            President        CMG since December
(50 years old)                              since            2001; Director,
                                            October 2003     Executive Vice
                                                             President and Chief
                                                             Operating
                                                             Officer of the Advisor
                                                             since April 2003
                                                             (formerly Chief
                                                             Operations Officer of
                                                             Mutual Funds, Liberty
                                                             Financial Companies,
                                                             Inc. from August 2000 to
                                                             November, 2001; Vice
                                                             President of the
                                                             Portland based Columbia
                                                             Funds from January 2003
                                                             to October 2003;
                                                             Executive Vice
                                                             President of Stein Roe
                                                             & Farnham Incorporated
                                                             (Stein Roe) from April
                                                             1999 to April 2003;
                                                             Director of Colonial
                                                             Management Associates,
                                                             Inc. from April 1999 to
                                                             April 2003; Director of
                                                             Stein Roe from
                                                             September 2000 to April
                                                             2003); President of
                                                             Liberty Funds and
                                                             Galaxy Funds since
                                                             February 2003 (formerly
                                                             Vice President from
                                                             September 2002 to
                                                             February 2003); Manager
                                                             of Stein Roe Floating
                                                             Rate Limited Liability
                                                             Company since October

                                                             2000 (formerly Vice
                                                             President of Liberty
                                                             Funds from April, 1999
                                                             to August 2000; Chief
                                                             Operating Officer and
                                                             Chief Compliance
                                                             Officer, Putnam Mutual
                                                             Funds from December 1993
                                                             to March 1999).

----------

* Each director serves for an indefinite term until the date the director resigns, retires or is removed in accordance with the Bylaws of each Fund.

** "Fund Complex" consists of the Funds and all other registered funds managed by the Advisor and its affiliates and is referred to as the "Columbia Funds Complex." As of December 1, 2003, the Columbia Funds Complex consisted of the 15 Funds, 14 open-end management investment company portfolios of CMG Fund Trust, approximately 85 open-end and closed-end management investment company portfolios formerly known as the Liberty Funds family of funds, 2 closed-end management investment portfolios known as the All-Star Funds, the Multi Strategy Hedge Fund, LLC and the Galaxy Funds.

(1) Includes service during 2002 as a director or trustee of the Funds, Funds of CMG Fund Trust and the group of funds formerly known as the Liberty Funds. On October 7, 2003, the boards of trustees of the Liberty Funds and the boards of trustees/directors of CMG Fund Trust and the Funds were effectively combined into a single board for the Liberty Funds, CMG Fund Trust and the Funds. The All-Star Funds, Galaxy Funds, and Multi Strategy Hedge Fund, part of the Columbia Funds Complex, have separate boards of directors.

(2) Mr. Lowry, Mr. Neuhauser and Mr. Mayer each serve as directors of the Liberty All-Star Funds, currently consisting of two funds, which are advised by an affiliate of the Advisor.

(3) Mr. Neuhauser and Mrs. Verville serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is managed by the Advisor. Mr. Palombo is an interested director of Columbia Management Multi-Strategy Hedge Fund, LLC.

(4) "Interested person" as defined by the 1940 Act. Mr. Mayer is an interested person because of his affiliation with WR Hambrecht + Co. WR Hambrecht + Co. is a registered broker-dealer and over the past six months the Funds have, from time to time, used WR Hambrecht + Co. to execute portfolio transactions. Mr. Palombo is an interested person as a director and officer of the Advisor and shareholder of the ultimate parent of the Advisor.

OTHER PRINCIPAL OFFICERS: (1)

                                  POSITION(S)
                                   HELD WITH             LENGTH OF TIME              PRINCIPAL OCCUPATION(S)
      NAME AND AGE                   FUNDS                   SERVED                     DURING PAST 5 YEARS
------------------------       ----------------    ------------------------    -----------------------------------
Vicki L. Benjamin (42)         Controller/         Since October 2003          Controller of the Liberty Funds and
One Financial Center           Chief Accounting                                of the Liberty All-Star Funds since
Boston, MA 02111               Officer                                         May 2002; Chief Accounting Officer
                                                                               of the Liberty Funds and Liberty
                                                                               All-Star Funds since June 2001;
                                                                               Controller and Chief Accounting
                                                                               Officer of the Galaxy Funds since
                                                                               September 2002 (formerly Vice
                                                                               President and Principal Accounting
                                                                               Officer of the Funds from July
                                                                               2003 to October 2003); Vice
                                                                               President, Corporate Audit, State
                                                                               Street Bank and Trust Company from
                                                                               May 1998 to April 2001; Audit
                                                                               Manager from July 1994 to June 1997;
                                                                               Senior Audit Manager from July 1997
                                                                               to May 1998, Coopers & Lybrand, LLP.

                                 POSITION(S)
                                  HELD WITH             LENGTH OF TIME               PRINCIPAL OCCUPATION(S)
      NAME AND AGE                  FUNDS                   SERVED                     DURING PAST 5 YEARS
------------------------       ----------------    ------------------------    -----------------------------------
J. Kevin Connaughton (39)      Treasurer/          Since October 2003          Treasurer of Liberty Funds, Liberty
245 Summer Street              Chief Financial                                 All-Star Funds, Stein Roe Funds and
Boston, MA 02110               Officer                                         Galaxy Funds; Senior Vice President
                                                                               of Liberty Funds Group LLC. Prior
                                                                               to his current positions,
                                                                               Mr. Connaughton was Chief Financial
                                                                               Officer of the Funds from December
                                                                               2002 to October 2003, Controller
                                                                               of Liberty Funds, Liberty All-Star
                                                                               Funds and Stein Roe Funds; Vice
                                                                               President of Liberty Funds Group
                                                                               LLC and Colonial Management
                                                                               Associates, Inc.; Senior Tax
                                                                               Manager, Coopers & Lybrand LLP.

David A. Rozenson (49)         Secretary           Since October 2003          Secretary of the Liberty All-Star
One Financial Center                                                           Funds since December 2003;
Boston, MA 02111                                                               Associate General Counsel of
                                                                               Columbia Management Group since
                                                                               November 2002; Senior Counsel of
                                                                               FleetBoston Financial Corporation
                                                                               since January 1996.

(1)These are the principal officers of the Funds in addition to Mr. Palombo.

Board of Directors

      The directors of the Funds are responsible for overseeing decisions relating to the investment policies and goals of the Funds. The Funds hire other parties that are responsible for the day-to-day operations of the Funds, such as the Advisor, transfer agent and custodian. The directors meet quarterly to review the Funds' investment policies, performance, expenses, and other business matters. The directors have created several committees to perform specific functions for the Funds.

AUDIT COMMITTEE

      Ms. Verville and Messrs. Hacker, Stitzel and Woolworth are members of the Audit Committee of the Board of Directors of the Funds. Prior to October 7, 2003, Messrs. Woolworth, Simpson, Nelson and Mr. James C. George were members of the Audit Committee of the Board of Directors of the Funds. Mr. George resigned from the Board of Directors of the Funds on October 7, 2003. Messrs. Simpson and Nelson have assumed other committee responsibilities. The Audit Committee's functions include making recommendations to the Directors regarding the selection and performance of the independent accountants, and reviewing matters relative to accounting and auditing practices and procedures, accounting records, and the internal accounting controls, of the Funds and certain service providers. For the fiscal year ended August 31, 2003, the Audit Committee convened one time.

GOVERNANCE COMMITTEE

      Messrs. Lowry, Mayer, Simpson and Theobald are members of the Governance Committee of the Board of Directors of the Funds. Prior to October 7, 2003, the Funds did not have a Governance Committee. The Governance Committee's functions include recommending to the directors nominees for independent directors positions and for appointments to various committees, performing periodic evaluations of the effectiveness of the Board, reviewing and recommending to the Board policies and practices to be followed in carrying out the directors' duties and responsibilities and reviewing and making recommendations to the Board regarding the compensation of the directors who are not affiliated with the Funds' investment advisor. The Governance Committee will consider candidates for directors recommended by shareholders. Written recommendations with supporting information should be directed to the Committee, in care of the Funds.
                                       39

ADVISORY FEES & EXPENSES COMMITTEE

      Ms. Kelly and Messrs. Mayer, Nelson and Neuhauser are members of the Advisory Fees & Expenses Committee of the Board of Directors of the Funds. Prior to October 7, 2003, the Funds did not have an Advisory Fees and Expenses Committee. The Advisory Fees & Expenses Committee's functions include reviewing and making recommendations to the Board as to contracts requiring approval of a majority of the disinterested directors and as to any other contracts that may be referred to the Committee by the Board.

INVESTMENT OVERSIGHT COMMITTEES

      Beginning in 2004, each director of the Funds also will serve on an Investment Oversight Committee ("IOC"). Each IOC will be responsible for monitoring, on an ongoing basis, a select group of funds in the Columbia Funds Complex and will give particular consideration to such matters as the Funds' adherence to their investment mandates, historical performance, changes in investment processes and personnel, and proposed changes to investment objectives. Investment personnel who manage the Funds will attend IOC meetings from time to time to assist each IOC in its review of the Funds. Each IOC will meet four times a year. The following are members of the respective IOCs and the general categories of Funds which they will review:

         IOC #1: Messrs. Lowry, Mayer and Neuhauser will be responsible for reviewing Funds in the following asset categories: Large Growth Diversified, Large Growth Concentrated, Small Growth, Outside Managed (i.e., sub-advised), Municipal and Bank Loan.

         IOC #2: Messrs. Hacker and Palombo and Ms. Verville will be responsible for reviewing Funds in the following asset categories: Large Blend, Small Blend, Foreign Stock, Fixed Income - Multi Sector and Fixed Income - Core.

         IOC#3: Messrs. Theobald and Stitzel and Ms. Kelly will be responsible for reviewing Funds in the following asset categories: Large Value, Mid Cap Value, Small Value, Asset Allocation, High Yield and Money Market.

         IOC#4: Messrs. Nelson, Simpson and Woolworth will be responsible for reviewing Funds in the following asset categories: Large Blend, Mid Cap Growth, Small Growth, Asset Allocation, Specialty Equity, Taxable Fixed Income and Money Market.

      The following table sets forth the dollar range of shares owned by each director as of July 31, 2003 of (i) each individual Fund and (ii) all of the funds in the same family of investment companies as the Funds:

DISINTERESTED DIRECTORS:

                                             DOUGLAS A.         JANET LANGFORD         RICHARD W.
            NAME OF FUND                      HACKER                KELLY                LOWRY
-----------------------------------        -------------       ----------------      ---------------
Common Stock Fund                          None                None                  None
Balanced Fund                              None                None                  None
Growth Fund                                None                None                  None
Mid Cap Growth Fund                        None                $50,001-$100,000      None
Small Cap Growth Fund                      None                None                  None
International Stock Fund                   None                None                  None
Real Estate Equity Fund                    None                None                  None
Strategic Investor Fund                    None                None                  None
Technology Fund                            None                None                  None
Daily Income Company                       None                None                  None
Fixed Income Securities Fund               None                None                  None
Short Term Bond Fund                       None                None                  None
High Yield Fund                            None                None                  None
Oregon Municipal Bond Fund                 None                None                  None
National Municipal Bond Fund               None                None                  None
  AGGREGATE DOLLAR RANGE OF
    FUND SHARES IN FUNDS
    OVERSEEN BY DIRECTOR IN
    FAMILY OF INVESTMENT COMPANIES:        OVER $100,000       OVER $100,000         $10,001-$50,000

                                            DR. CHARLES R.          JOHN J.
            NAME OF FUND                        NELSON             NEUHAUSER
------------------------------------       ----------------     ----------------
Common Stock Fund                          None                   None
Balanced Fund                              None                   None
Growth Fund                                None                   None
Mid Cap Growth Fund                        $50,001-$100,000       None
Small Cap Growth Fund                      None                   None
International Stock Fund                   $10,001-$50,000        None
Real Estate Equity Fund                    None                   None
Strategic Investor Fund                    None                   None
Technology Fund                            None                   None
Daily Income Company                       None                   None
Fixed Income Securities Fund               None                   None
Short Term Bond Fund                       None                   None
High Yield Fund                            None                   None
Oregon Municipal Bond Fund                 None                   None
National Municipal Bond Fund               None                   None
  AGGREGATE DOLLAR RANGE OF FUND
    SHARES IN FUNDS OVERSEEN BY
    DIRECTOR IN FAMILY OF INVESTMENT
    COMPANIES:                             OVER $100,000          OVER $100,000

                                              PATRICK J.          THOMAS E.
              NAME OF FUND                      SIMPSON            STITZEL
------------------------------------       ----------------    ----------------
Common Stock Fund                          None                  None
Balanced Fund                              $1-$10,000            None
Growth Fund                                $50,001-$100,000      None
Mid Cap Growth Fund                        $1-$10,000            None
Small Cap Growth Fund                      None                  None
International Stock Fund                   None                  None
Real Estate Equity Fund                    None                  None
Strategic Investor Fund                    None                  $10,001-$50,000
Technology Fund                            None                  None
Daily Income Company                       None                  None
Fixed Income Securities Fund               None                  None
Short Term Bond Fund                       None                  None
High Yield Fund                            None                  None
Oregon Municipal Bond Fund                 None                  None
National Municipal Bond Fund               None                  None
  AGGREGATE DOLLAR RANGE OF FUND
    SHARES IN FUNDS OVERSEEN BY
    DIRECTOR IN FAMILY OF INVESTMENT
    COMPANIES:                             $50,001-$100,000      $50,001-$100,000

                                          THOMAS C.          ANNE-LEE               RICHARD W.
             NAME OF FUND                 THEOBALD           VERVILLE               WOOLWORTH
------------------------------------      --------           --------             ---------------
Common Stock Fund                           None               None               $10,001-$50,000
Balanced Fund                               None               None               None
Growth Fund                                 None               None               $1-$10,000
Mid Cap Growth Fund                         None               None               $1-$10,000
Small Cap Growth Fund                       None               None               $1-$10,000
International Stock Fund                    None               None               $1-$10,000
Real Estate Equity Fund                     None               None               None
Strategic Investor Fund                     None               None               $1-$10,000
Technology Fund                             None               None               None
Daily Income Company                        None               None               Over $100,000
Fixed Income Securities Fund                None               None               None

Short Term Bond Fund                        None               None               None
High Yield Fund                             None               None               None
Oregon Municipal Bond Fund                  None               None               $10,001-$50,000
National Municipal Bond Fund                None               None               None
  AGGREGATE DOLLAR RANGE OF
    FUND SHARES IN FUNDS OVERSEEN
    BY DIRECTOR IN FAMILY OF
  INVESTMENT COMPANIES:                     OVER $100,000      NONE*              OVER $100,000

INTERESTED DIRECTORS:

                                        WILLIAM E.           JOSEPH A.
           NAME OF FUND                   MAYER              PALOMBO
--------------------------------        ----------           ---------
Common Stock Fund                          None                None
Balanced Fund                              None                None
Growth Fund                                None                None
Mid Cap Growth Fund                        None                None
Small Cap Growth Fund                      None                None
International Stock Fund                   None                None
Real Estate Equity Fund                    None                None
Strategic Investor Fund                    None                None
Technology Fund                            None                None
Daily Income Company                       None                None
Fixed Income Securities Fund               None                None
Short Term Bond Fund                       None                None
High Yield Fund                            None                None
Oregon Municipal Bond Fund                 None                None
National Municipal Bond Fund               None                None
  AGGREGATE DOLLAR RANGE OF FUND
    SHARES IN FUNDS OVERSEEN BY
     DIRECTOR IN FAMILY OF
    INVESTMENT COMPANIES:                  NONE                NONE

----------

* Because Ms. Verville's share ownership in the Liberty Funds is held through her deferred compensation plan, her ownership is not required to be disclosed.

As of July 31, 2003, none of the disinterested directors or nominees or members of their immediate families owned any securities of the Advisor or any other entity directly or indirectly controlling, controlled by, or under common control with the Advisor.

Approval of Investment Advisory Contract

      Each of the Funds has entered into a separate investment advisory contract with the Advisor. The investment advisory contract is subject to annual approval by the Board of Directors, including a majority of disinterested directors. The existing contracts were last considered and approved at an in-person meeting held in April 2003. In determining the reasonableness of the advisory fees under the contract, the directors considered several factors, including:

   -  The nature and quality of services provided to the Funds' shareholders,

   -  A comparison of the fee structures of other mutual funds,

   -  The profitability of the advisory contract for the Advisor,

   - Fall-out benefits realized by the Advisor from service as advisor to the Funds, and

   - The existence of economies of scale with respect to the provision of investment advice to the Funds.

      In reviewing the quality of services provided by the Advisor, the directors examined the performance of the Funds compared to other mutual funds with similar investment objectives and against one or more securities indices that were considered appropriate. Performance over one-, three- and five-year periods for each Fund was reviewed as well as rankings and ratings from Lipper Inc. In addition, the directors assessed the day-to-day management of the Funds, reviewing information provided at the meeting at which the contract was approved and at earlier meetings during the fiscal year. The directors considered the quality of the administrative services provided by the Advisor and its affiliates to the Funds and the financial and other resources of the Advisor and its parent companies.

      The directors reviewed overall expense ratios of the Funds, including the aggregate expenses of the Funds to their net assets, as well as to the Funds' management fee. The directors considered an independent report from Lipper Inc. detailing the expense ratios of comparable funds with similar investment objectives, strategy, size and distribution methods.

      The directors reviewed data related to the profitability of the Advisor with respect to its contracts with the Funds and considered the additional benefits to the Advisor as a result of its relationship with the Funds, including soft dollar benefits. The directors also considered the benefits to affiliates of the Advisor as the result of its management of the Funds, including Columbia Trust Company, which prior to October 18, 2002 served as transfer agent for the Funds and Columbia Funds Services, Inc. fka Liberty Funds Services, Inc. ("CFS,") the Funds' current transfer agent, as well as fees received by the Advisor for services it provides pursuant to a Pricing, Bookkeeping and Administration Agreement and certain brokerage firms affiliated with the Advisor which executed trades for the Funds from time to time.

      After considering these and other factors, and each Fund's specific circumstances, the directors concluded that the advisory contract of each Fund with the Advisor was reasonable for such Fund and in the best interests of its shareholders. During their deliberations, the directors requested from the Advisor all information reasonably necessary for the directors to evaluate each advisory contract. The disinterested directors were also assisted by, and met separately with, their independent counsel. See the section entitled "INVESTMENT ADVISORY AND OTHER FEES PAID TO AFFILIATES" for further information about the Advisor and the Funds' investment advisory contract.

Director Compensation:

      The directors serve as directors/trustees of all open-end funds managed by the Advisor for which each director (except Mr. Palombo) will receive an annual retainer of $45,000 and attendance fees of $9,500 for each regular and special joint board meeting and $1,000 for each special telephonic joint board meeting. Beginning in December, 2003, Mr. Theobald began serving as the Chairman of the Board. Mr. Theobald receives an additional annual retainer of $40,000 for serving in this capacity. All committee chairs, except the Audit Committee chair, receive an annual retainer of $5,000 and Committee chairs receive $1,500 for each special committee meeting attended on a day other than a regular joint board meeting day. The Audit Committee chair receives an annual retainer of $10,000 and receives $2,000 for each Audit Committee meeting. Committee members receive $1,500 for each special committee meeting attended on a day other than a regular joint board meeting day. Two-thirds of the director fees are allocated among the Funds based on each Fund's relative net assets and one-third of the fees is divided equally among the Funds.

      The following table sets forth compensation earned by the Funds' directors for the fiscal year ended August 31, 2003(1). No officer of the Funds received any compensation from the Funds in 2003.

                                       JAMES C.          DOUGLAS A.     JANET LANGFORD        RICHARD W.
AGGREGATE COMPENSATION FROM FUND      GEORGE(2)           HACKER(3)         KELLY(3)           LOWRY(3)
--------------------------------      ---------          ----------     --------------        ----------
Common Stock Fund                      $2,860              None              None                None
Balanced Fund                          $3,831              None              None                None
Growth Fund                            $1,127              None              None                None
Mid Cap Growth Fund                    $3,375              None              None                None
Small Cap Growth Fund                  $2,341              None              None                None
International Stock Fund               $3,941              None              None                None
Real Estate Equity Fund                $4,151              None              None                None
Strategic Investor Fund                $2,413              None              None                None
Technology Fund                        $1,244              None              None                None
Daily Income Company                   $3,968              None              None                None
Fixed Income Securities Fund           $1,654              None              None                None
Short Term Bond Fund                   $  215              None              None                None
High Yield Fund                        $3,009              None              None                None
Oregon Municipal Bond Fund             $3,620              None              None                None
National Municipal Bond Fund           $  595              None              None                None
    TOTAL COMPENSATION FROM
    FUND COMPLEX:                      $42,750             $80,750           $69,750             $82,750

                                     DR. CHARLES         R. JOHN J.
AGGREGATE COMPENSATION FROM FUND     NELSON(4)(5)       NEUHAUSER (3)
--------------------------------     ------------       -------------
Common Stock Fund                     $   2,793            None
Balanced Fund                         $   3,742            None
Growth Fund                           $   1,101            None
Mid Cap Growth Fund                   $   3,296            None
Small Cap Growth Fund                 $   2,286            None
International Stock Fund              $   3,849            None
Real Estate Equity Fund               $   4,054            None
Strategic Investor Fund               $   2,357            None
Technology Fund                       $   1,215            None
Daily Income Company                  $   3,875            None
Fixed Income Securities Fund          $   1,615            None
Short Term Bond Fund                  $     210            None
High Yield Fund                       $   2,939            None
Oregon Municipal Bond Fund            $   3,536            None
National Municipal Bond Fund          $     581            None
    TOTAL COMPENSATION FROM
    FUND COMPLEX:                     $ 122,733            $94,876

                                      PATRICK J.          THOMAS E.
AGGREGATE COMPENSATION FROM FUND      SIMPSON(4)          STITZEL(3)
--------------------------------      ----------          ---------
Common Stock Fund                      $ 2,793             None
Balanced Fund                          $ 3,742             None
Growth Fund                            $ 1,101             None
Mid Cap Growth Fund                    $ 3,296             None
Small Cap Growth Fund                  $ 2,286             None
International Stock Fund               $ 3,849             None
Real Estate Equity Fund                $ 4,054             None
Strategic Investor Fund                $ 2,357             None
Technology Fund                        $ 1,215             None
Daily Income Company                   $ 3,875             None
Fixed Income Securities Fund           $ 1,615             None
Short Term Bond Fund                   $   210             None
High Yield Fund                        $ 2,939             None
Oregon Municipal Bond Fund             $ 3,536             None
National Municipal Bond Fund           $   581             None
    TOTAL COMPENSATION FROM
    FUND COMPLEX:                      $41,750             $69,750

                                      THOMAS C.           ANNE-LEE       RICHARD W.
AGGREGATE COMPENSATION FROM FUND     THEOBALD(3)         VERVILLE(3)    WOOLWORTH(4)
--------------------------------     -----------         -----------    ------------
Common Stock Fund                      None                None            $ 2,793
Balanced Fund                          None                None            $ 3,742
Growth Fund                            None                None            $ 1,101
Mid Cap Growth Fund                    None                None            $ 3,296
Small Cap Growth Fund                  None                None            $ 2,286
International Stock Fund               None                None            $ 3,849
Real Estate Equity Fund                None                None            $ 4,054
Strategic Investor Fund                None                None            $ 2,357
Technology Fund                        None                None            $ 1,215
Daily Income Company                   None                None            $ 3,875
Fixed Income Securities Fund           None                None            $ 1,615
Short Term Bond Fund                   None                None            $   210
High Yield Fund                        None                None            $ 2,939
Oregon Municipal Bond Fund             None                None            $ 3,536
National Municipal Bond Fund           None                None            $   581
   TOTAL COMPENSATION FROM
    FUND COMPLEX:                      $74,250             $89,500         $41,750

INTERESTED DIRECTORS:

                                           WILLIAM E.        JOSEPH A.
AGGREGATE COMPENSATION FROM FUND            MAYER(3)         PALOMBO(6)
--------------------------------           ----------        ----------
Common Stock Fund                           None                None
Balanced Fund                               None                None
Growth Fund                                 None                None
Mid Cap Growth Fund                         None                None
Small Cap Growth Fund                       None                None
International Stock Fund                    None                None
Real Estate Equity Fund                     None                None
Strategic Investor Fund                     None                None
Technology Fund                             None                None
Daily Income Company                        None                None
Fixed Income Securities Fund                None                None
Short Term Bond Fund                        None                None
High Yield Fund                             None                None
Oregon Municipal Bond Fund                  None                None
National Municipal Bond Fund                None                None
  TOTAL COMPENSATION FROM
    FUND COMPLEX:                           $85,250             NONE

----------
(1) The Funds changed their fiscal year end from December 31 to August 31 in 2003. Information provided is for the eight-month period ended August 31, 2003.

(2)  Mr. George resigned as a director of the Funds on October 7, 2003.

(3) Each of Ms. Verville, Ms. Kelly and Messrs. Hacker, Lowry, Mayer, Neuhauser, Palombo, Stitzel and Theobald was elected a director of each of the Funds on October 7, 2003 and did not serve as a director of any Fund during the period January 1, 2003 through August 31, 2003. The total compensation amounts for each of them reflect their total compensation paid for service during the period January 1, 2003 through August 31, 2003 as a trustee or director of funds in the Liberty Funds family of funds now referred to as the Columbia Funds Complex.

(4) These amounts reflect the total compensation earned by each director for his service to the Columbia Funds (which as of August 31, 2003 was comprised of the 15 Funds and 12 portfolios of the CMG Fund Trust) for the fiscal year ended August 31, 2003. Information includes compensation Messrs. George, Nelson, Simpson and Woolworth received as trustees of CMG Fund Trust which is also advised by the Advisor. Dr. Nelson was elected as a trustee of the CMG Fund Trust on January 27, 2003. In some cases, a director may have elected to receive his compensation at the end of the year.

(5) Dr. Nelson's total compensation includes compensation for his service as an independent trustee of the funds formerly known as the Liberty Funds.

(6) Mr. Palombo does not receive compensation because he is an employee of the Advisor.

Share Ownership:

            As of November 30, 2003, each director and all officers and directors, as a group, owned of record or beneficially less than 1% of the outstanding shares of each Fund.

            As of November 30, 2003, to the knowledge of the Funds, no person owned of record or beneficially more than 5% of the outstanding shares of any Fund except the following record owners:

BALANCED FUND-A

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
FRANCES A MCCONNELL                                         11.33%
11866 GIRDLED RD
CONCORD OH 44077-8805

BALANCED FUND-C

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
J J B HILLIARD W L LYONS INC                                77.67%
DWIGHT P PLOWMAN
A/C 7357-0516
501 S 4TH ST
LOUISVILLE KY 40202-2520

US CLEARING CORP                                             7.78%
FBO 236-21831-19
26 BROADWAY
NEW YORK NY 10004-1703

LORANDA B HURST                                              5.84%
40750 SW LAURELWOOD RD
GASTON OR 97119-8534

BALANCED FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
FIRST CLEARING CORP                                         32.47%
A/C 7531-2533
STEPHEN A KRISO PA
PENSION TRUST FUND
165 BELL AVE
HASBROUCK HTS NJ 07604-1419

LEGG MASON WOOD WALKER INC                                   9.02%
277-05514-28
PO BOX 1476
BALTIMORE MD 21203-1476

FIRST CLEARING, LLC                                          8.16%
A/C 5617-6696
VINCENT MASTRIA
6714 ARNO WAY
BOYNTON BEACH FL 33437-7318

FIRST CLEARING CORP                                          7.93%
A/C 7531-2532
STEPHEN A KRISO MD PA
PENSION TRUST FUND DTD 12/1/73
165 BELL AVE
HASBROUCK HTS NJ 07604-1419

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
FIRST CLEARING CORP                                          6.37%
A/C 8587-5612
RENNIE W VERBEEK R/O IRA
FCC CUST
219 HAYDEN RD
GROTON MA 01450-2031

UBS FINANCIAL SERVICES INC. FBO                              5.26%
ROBERT BREIDENBAUGH
CAROLYN BREIDENBAUGH JTWROS
369 E. CHURCH STREET
ELMHURST IL 60126-3602

BALANCED FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CHARLES SCHWAB & CO INC                                     11.06%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

COMMON STOCK FUND-A

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
US CLEARING CORP                                            15.46%
FBO 210-92171-13
26 BROADWAY
NEW YORK NY 10004-1703

COLUMBIA TRUST COMPANY ROLLOVER IRA                         10.59%
LARRY A LEPPKE
12091 W LAKE AVE
LITTLETON CO 80127-2368

NFSC FEBO # EBP-443280                                       9.41%
NFS/FMTC SEP IRA
FBO ROGER B MATHERLY
2701 RIVERVIEW DR
COLONIAL BCH VA 22443-1326

AMERICAN ENTERPRISE INVESTMENT SVCS                          8.33%
FBO 573612971
PO BOX 9446
MINNEAPOLIS MN 55440-9446

GAIL A SEVERSON                                              6.36%
137 BUSHEY RD
PITTSFIELD MA 01201-4432

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
UBS FINANCIAL SERVICES INC. FBO                              6.13%
VIRGINIA WOOTEN HUDSON
80 STONEHAVEN CIRCLE
JACKSON TN 38305-1944

NFSC FEBO # W82-088994                                       5.49%
NFS/FMTC IRA
FBO MICHAEL P KAHRS
4316 E CAPISTRANO AVE
PHOENIX AZ 85044-1314

COLUMBIA TRUST COMPANY ROTH IRA                              5.36%
ALLISON J KIRCHMER
4407 MOUNTAIN COVE DR
CHARLOTTE NC 28216-7787

COMMON STOCK FUND-B

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
WEXFORD CLEARING SERVICES CORP FBO                           8.67%
ADVEST INC C/F
JAMES TORREGIANI
FOLEY TORREGIANI INCORPORATED SEP
STRATFORD CT 06614

MERRILL LYNCH PIERCE FENNER & SMITH                          6.83%
FOR THE SOLE BENEFIT OF
ITS CUSTOMERS
ATTN FUND ADMINISTRATION # 97E96
4800 DEER LAKE DR E FL 2
JACKSONVILLE FL 32246-6484

CITIGROUP GLOBAL MARKETS INC                                 6.16%
00166G04417
333 WEST 34TH ST - 3RD FLOOR
NEW YORK NY 10001-2402

LPL FINANCIAL SERVICES                                       5.62%
A/C 3926-8322
9785 TOWNE CENTRE DRIVE
SAN DIEGO CA 92121-1968

BEAR STEARNS SECURITIES CORP                                 5.04%
FBO 459-10042-15
1 METROTECH CTR N
BROOKLYN NY 11201-3870

COMMON STOCK FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
AMERICAN ENTERPRISE INVESTMENT SVCS                          28.32%
FBO 223912391
PO BOX 9446
MINNEAPOLIS MN 55440-9446

ATTN MUTUAL FUNDS                                            22.62%
FISERV SECURITIES INC
FAO 17669748
ONE COMMERCE SQUARE
2005 MARKET STREET SUITE 1200
PHILADELPHIA PA 19103-7008

WACHOVIA SECURITIES, LLC FBO                                 17.49%
MR ROY E ANGER
IRA ROLLOVER DTD 02/27/03
9130 CHERRY HILL CT
FT MYERS FL 33908-3648

UBS FINANCIAL SERVICES INC. FBO                              8.84%
ZONNIE B ODOM TRUST B
CATHERINE ODOM TTEE
U/W 12/19/98
310 GRANDY'S MILL ROAD
WILLISTON SC 29853-3106

US CLEARING CORP                                             7.11%
FBO 172-05150-12
26 BROADWAY
NEW YORK NY 10004-1703

UBS FINANCIAL SERVICES INC.                                  5.52%
BARBARA LAIN ROTH IRA
1102 PHILLIPS AVE
DAYTON OH 45410-2633

UBS FINANCIAL SERVICES INC. FBO                              5.52%
LAURENCE LAIN
ROTH IRA
1102 PHILLIPS AVE.
DAYTON OH 45410-2633

COMMON STOCK FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CHARLES SCHWAB & CO INC                                      8.86%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

FIXED INCOME SECURITIES FUND-C

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
US CLEARING CORP                                            67.72%
FBO 157-10630-13
26 BROADWAY
NEW YORK NY 10004-1703

AMERICAN ENTERPRISE INVESTMENT SVCS                         27.05%
FBO 150355871
PO BOX 9446
MINNEAPOLIS MN 55440-9446

FIXED INCOME SECURITIES FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
US CLEARING CORP                                             7.03%
FBO 237-09094-14
26 BROADWAY
NEW YORK NY 10004-1703

RAYMOND JAMES & ASSOC INC                                    5.45%
FBO GEMPP IRA
BIN # 77533040
880 CARILLON PKWY
ST PETERSBURG FL 33716-1100

FIXED INCOME SECURITIES FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CHARLES SCHWAB & CO INC                                     11.26%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

WELLS FARGO BANK MN NA FBO                                   7.71%
WF AGENCY A/C 12097802
ATTN: MUTUAL FUND OPS
PO BOX 1533
MINNEAPOLIS MN 55480-1533

WELLS FARGO BANK MN NA FBO                                   6.86%
NW DEF COMP MANAGED FIX INC FD
ATTN: MUTUAL FUND OPS
P.O. BOX 1533
MINNEAPOLIS MN 55480-1533

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
NATIONAL FINANCIAL SERVICES LLC FOR                          5.51%
THE EXCLUSIVE BENEFIT OF OUR
CUSTOMERS
200 LIBERTY ST
ONE WORLD FINANCIAL CENTER
NEW YORK NY 10281-1003

GROWTH FUND-A

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
UBS FINANCIAL SERVICES INC.                                  6.96%
UBS FINANCIAL SERVICES INC. FBO
FBO PETER PEFF
1000 HARBOR BLVD
PO BOX 3321
WEEHAWKEN NJ 07086-8154

GROWTH FUND-B

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
PERSHING LLC                                                 8.79%
P.O. BOX 2052
JERSEY CITY NJ 07303-2052

RBC DAIN RAUSCHER CUST                                       5.62%
EDWARD D DUDLEY
A/C # 5308-0016
SEGREGATED R/O IRA
905 9TH ST
ALTAVISTA VA 24517-1607

GROWTH FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
FIRST CLEARING LLC                                          34.40%
A/C 3014-8172
PAUL E EKLOF
CONDUIT IRA
191 CRYSTAL AVENUE
STATEN ISLAND NY 10302-2525

UBS FINANCIAL SERVICES INC.                                 13.47%
SUSAN R BRIGANCE &
JAMES R BRIGANCE JTWROS
11650 HIGHLAND COLONY DRIVE
ROSWELL GA 30075-2197

LPL FINANCIAL SERVICES                                       8.78%
A/C 1142-8796
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

WACHOVIA SECURITIES, LLC FBO                                 8.33%
MR ROY E ANGER
IRA ROLLOVER DTD 02/27/03
9130 CHERRY HILL CT
FT MYERS FL 33908-3648

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
COLUMBIA TRUST COMPANY                                       7.27%
MORRISON & HEAD LP
CHET W MORRISON
9903 SAUSALITO DRIVE
AUSTIN TX 78759-6103

MERRILL LYNCH PIERCE FENNER & SMITH                          6.09%
FOR THE SOLE BENEFIT OF
ITS CUSTOMERS
ATTN FUND ADMINISTRATION # 97E96
4800 DEER LAKE DR E FL 2
JACKSONVILLE FL 32246-6484

GROWTH FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
FLEET NATIONAL BANK                                          7.97%
FBO COLUMBIA OMNIBUS C/C
ATTN VARIOUS ACCTS
PO BOX 92800
ROCHESTER NY 14692-8900

HIGH YIELD FUND-A

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CHARLES SCHWAB & CO INC                                     42.29%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

HIGH YIELD FUND-C

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
MERRILL LYNCH PIERCE FENNER & SMITH                         21.94%
FOR THE SOLE BENEFIT OF
ITS CUSTOMERS
ATTN FUND ADMINISTRATION
4800 DEER LAKE DR E FL 3
JACKSONVILLE FL 32246-6484

PERSHING LLC                                                 6.87%
PO BOX 2052
JERSEY CITY NJ 07303-2052

HIGH YIELD FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
MERRILL LYNCH PIERCE FENNER & SMITH                         11.43%
FOR THE SOLE BENEFIT OF
ITS CUSTOMERS
ATTN FUND ADMINISTRATION # 97E96
4800 DEER LAKE DR E FL 2
JACKSONVILLE FL 32246-6484

HIGH YIELD FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CHARLES SCHWAB & CO INC                                     24.78%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

FLEET NATIONAL BANK                                         24.14%
FBO CMC OMNIBUS C/C
ATTN VARIOUS
PO BOX 92800
ROCHESTER NY 14692-8900

NATIONAL FINANCIAL SERVICES LLC FOR                         14.01%
THE EXCLUSIVE BENEFIT OF OUR
CUSTOMERS
200 LIBERTY ST
ONE WORLD FINANCIAL CENTER
NEW YORK NY 10281-1003

FLEET NATIONAL BANK                                          8.95%
FBO CMC OMNIBUS C/R
ATTN VARIOUS
PO BOX 92800
ROCHESTER NY 14692-8900

INTERNATIONAL STOCK FUND-C

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
JORDAN R KUHR                                               22.38%
3 SOPHIA ST
MONSEY NY 10952-2010

A G EDWARDS & SONS INC FBO                                   7.63%
NELPHISON DEALMEIDA
DEFBENE
A/C 0405-257459
1 N JEFFERSON AVE
SAINT LOUIS MO 63103-2287

A G EDWARDS & SONS INC CUST                                  5.59%
FBO DARWIN P EUTO
ROLLOVER IRA
506 BRENDA DR
ALBEMARLE NC 28001-9711

LPL FINANCIAL SERVICES                                       5.02%
A/C 2024-5103
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

INTERNATIONAL STOCK FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
ATTN MUTUAL FUNDS                                            5.02%
FISERV SECURITIES INC
FAO 17521163
ONE COMMERCE SQUARE
2005 MARKET STREET SUITE 1200
PHILADELPHIA PA 19103-7008

INTERNATIONAL STOCK FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
FLEET NATIONAL BANK                                         41.52%
FBO CMC OMNIBUS C/C
ATTN VARIOUS
PO BOX 92800
ROCHESTER NY 14692-8900

FLEET NATIONAL BANK                                         12.05%
FBO CMC OMNIBUS C/R
ATTN VARIOUS
PO BOX 92800
ROCHESTER NY 14692-8900

FLEET NATIONAL BANK                                          5.00%
FBO CMC OMNIBUS R/R
ATTN VARIOUS
PO BOX 92800
ROCHESTER NY 14692-8900

MID CAP GROWTH FUND-C

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
ATTN MUTUAL FUNDS                                           61.12%
FISERV SECURITIES INC
FAO 17434316
ONE COMMERCE SQUARE
2005 MARKET STREET SUITE 1200
PHILADELPHIA PA 19103-7008

LPL FINANCIAL SERVICES                                      18.19%
A/C 1250-5374
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

LPL FINANCIAL SERVICES                                      17.63%
A/C 2377-7452
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

MID CAP GROWTH FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
EDWARD D JONES & CO F/A/O                                    6.39%
BEULAH MAE JONES MITCHELL TTEE
U/A DTD 6/5/96 FOR
EDJ # 277-03316-1-5
PO BOX 2500
MARYLAND HTS MO 63043-8500

US CLEARING CORP                                             5.61%
FBO 236-21936-13
26 BROADWAY
NEW YORK NY 10004-1703

US CLEARING CORP                                             5.10%
FBO 599-12682-19
26 BROADWAY
NEW YORK NY 10004-1703

MID CAP GROWTH FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CHARLES SCHWAB & CO INC                                      9.92%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

FLEET NATIONAL BANK                                          9.16%
FBO CMC OMNIBUS C/C
ATTN VARIOUS
PO BOX 92800
ROCHESTER NY 14692-8900

STANDARD INSURANCE COMPANY                                   5.58%
ATTN: SEPARATE ACCOUNT A/P11D
1100 SW SIXTH AVENUE
PORTLAND OR 97204-1020

NATIONAL MUNICIPAL BOND FUND-A

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
NFSC FEBO # W16-094595                                       8.46%
JENNIFER BERKELEY
31 VIRGINIA RD
MAPLEWOOD NJ 07040-1232

DOROTHY W POWERS                                             8.12%
12011 N 52ND ST
TAMPA FL 33617-1443

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
PERSHING LLC                                                 7.10%
PO BOX 2052
JERSEY CITY NJ 07303-2052

LPL FINANCIAL SERVICES                                       6.47%
A/C 6910-8052
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

UBS FINANCIAL SERVICES INC.                                  6.46%
ROBERT R BRAUN TRUSTEE
EVA BRAUN TESTATRUST
DTD 2-12-91
PO BOX 183
HUMPHREY NE 68642-0183

UBS FINANCIAL SERVICES INC.                                  6.27%
CARRIE SHANLE TTEE
RYSTROM FAMILYTRUST
DTD 8-19-94
3914 25TH ST APT 20
COLUMBUS NE 68601-2275

PERSHING LLC                                                 5.98%
PO BOX 2052
JERSEY CITY NJ 07303-2052

AMERICAN ENTERPRISE INVESTMENT SVCS                          5.78%
FBO 217284721
PO BOX 9446
MINNEAPOLIS MN 55440-9446

NATIONAL MUNICIPAL BOND FUND-C

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
ATTN BLUNT WHITE                                            57.38%
WEXFORD SECURITIES LLC FBO
PEOPLES BANK ESCROW AGENT
DAVID G LATTIZORI
ESCROW ACCOUNT
NORWICH CT 06360

UBS FINANCIAL SERVICES INC FBO                               8.10%
WALTER J GESE
RONALD W GESE JTWROS
3711 W HEROY AVE
SPOKANE WA 99205-1817

UBS FINANCIAL SERVICES INC FBO                               7.98%
COLLEEN J MCNICHOLS
4327 S MAGNOLIA ST
SPOKANE WA 99203-4328

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
UBS FINANCIAL SERVICES INC FBO                               6.79%
PAUL H MEIER &
LORA R MEIER TIC
2105 N BELT ST
SPOKANE WA 99205-4043

UBS FINANCIAL SERVICES INC FBO                               5.50%
JUNE R EDWARDS TTEE
JUNE R EDWARDS REVOCLIVTRUST
U/A DTD 4/17/98
2313 VENTANA XING
MARIETTA GA 30062-7749

NATIONAL MUNICIPAL BOND FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
J J B HILLIARD W L LYONS INC                                21.65%
MARY MASON COMMUNITY
A/C 6085-8209
501 S 4TH ST
LOUISVILLE KY 40202-2520

PERSHING LLC                                                20.10%
PO BOX 2052
JERSEY CITY NJ 07303-2052

FIRST CLEARING CORP                                         10.56%
A/C 1155-7195
DANIEL ANDREUCCI &
JEANNE P ANDREUCCI
1657 CONNOR RD
SOUTH PARK PA 15129-9036

US CLEARING CORP                                             9.40%
FBO 236-21831-19
26 BROADWAY
NEW YORK NY 10004-1703

MERRILL LYNCH PIERCE FENNER & SMITH                          6.05%
FOR THE SOLE BENEFIT OF
ITS CUSTOMERS
ATTN FUND ADMINISTRATION # 97E96
4800 DEER LAKE DR E FL 2
JACKSONVILLE FL 32246-6484

US CLEARING CORP                                             5.10%
FBO 599-10131-10
26 BROADWAY
NEW YORK NY 10004-1703

LPL FINANCIAL SERVICES                                       5.08%
A/C 7755-7245
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
US CLEARING CORP                                             5.01%
FBO 592-08498-16
26 BROADWAY
NEW YORK NY 10004-1703

NATIONAL MUNICIPAL BOND FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
GUNILLA FINROW                                               8.50%
80 E ROANOKE ST APT 7
SEATTLE WA 98102-3242

FLEET NATIONAL BANK                                          6.55%
FBO COLUMBIA OMNIBUS C/C
ATTN VARIOUS ACCTS
PO BOX 92800
ROCHESTER NY 14692-8900

OREGON MUNICIPAL BOND FUND-C

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
RAYMOND JAMES & ASSOC INC                                   98.03%
FBO SAUNDERS BARNEY
BIN # 52187574
880 CARILLON PK WY
ST PETERSBURG FL 33716-1100

OREGON MUNICIPAL BOND FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
DAIN RAUSCHER INC FBO                                       20.72%
LEWIS F ROTH
LEWIS F ROTH REVOCLIVTRUST
U/A DTD 07/31/1991
4798 BECKER CIR SE
ALBANY OR 97322-7139

LPL FINANCIAL SERVICES                                      12.82%
A/C 3538-3593
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

PERSHING LLC                                                12.46%
PO BOX 2052
JERSEY CITY NJ 07303-2052

DAIN RAUSCHER INC FBO                                       11.04%
RUTH LEAR
RUTH C LEAR TRUST
U/A DTD 09/13/1989
440 NW ELKS DR APT 101
CORVALLIS OR 97330-3747

LPL FINANCIAL SERVICES                                      10.53%
A/C 3925-8809
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
AMERICAN ENTERPRISE INVESTMENT SVCS                          6.56%
FBO 307349171
PO BOX 9446
MINNEAPOLIS MN 55440-9446

NFSC FEBO # 0C3-185612                                       6.49%
FREDERICK A J KINGERY
FREDERICK A J KINGERY
U/A 11/27/1995
4163 SW GREENLEAF CT
PORTLAND OR 97221-3271

AMERICAN ENTERPRISE INVESTMENT SVCS                          6.17%
FBO 304417451
PO BOX 9446
MINNEAPOLIS MN 55440-9446

OREGON MUNICIPAL BOND FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CHARLES SCHWAB & CO INC                                      6.80%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

REAL ESTATE EQUITY FUND-A

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
FTC & CO                                                    42.88%
A/C # 00087
DATALYNX
PO BOX 173736
DENVER CO 80217-3736

CHARLES SCHWAB & CO INC                                     23.58%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

NATIONWIDE TRUST CO FSB                                      7.15%
C/O IPO PORTFOLIO ACCOUNTING
PO BOX 182029
COLUMBUS OH 43218-2029

REAL ESTATE EQUITY FUND-C

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
FIRST CLEARING CORPORATION                                  33.77%
A/C 6966-9056
GEORGE J SAVINE JR
JUDY M SAVINE
108 JOSPEN CT
ALTOONA PA 16602-7525

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
FIRST CLEARING LLC                                          14.09%
A/C 8695-3358
CALVIN WELLS
6500 SHARON HILLS RD
CHARLOTTE NC 28210-7047

LPL FINANCIAL SERVICES                                      10.61%
A/C 3262-4438
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

A G EDWARDS & SONS INC CUST                                  8.40%
FBO FREDERICK C NOYES ROTH IRA
191 LYONS PLAIN RD
WESTON CT 06883-2408

REAL ESTATE EQUITY FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
FIRST CLEARING LLC                                           5.66%
A/C 6326-2843
ARNI L NASHBAR AND
8911 BLOOMFIELD BLVD
SARASOTA FL 34238-4452

REAL ESTATE EQUITY FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CHARLES SCHWAB & CO INC                                     32.75%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

FLEET NATIONAL BANK                                         13.10%
FBO CMC OMNIBUS C/C
ATTN VARIOUS
PO BOX 92800
ROCHESTER NY 14692-8900

NATIONAL FINANCIAL SERVICES LLC FOR                         10.95%
THE EXCLUSIVE BENEFIT OF OUR
CUSTOMERS
200 LIBERTY ST
ONE WORLD FINANCIAL CENTER
NEW YORK NY 10281-1003

FLEET NATIONAL BANK                                          5.41%
FBO CMC OMNIBUS C/R
ATTN VARIOUS
PO BOX 92800
ROCHESTER NY 14692-8900

SHORT TERM BOND FUND-A

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CHARLES SCHWAB & CO                                         15.85%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

PERSHING LLC                                                 7.67%
PO BOX 2052
JERSEY CITY NJ 07303-2052

US CLEARING CORP                                             5.03%
FBO 102-59241-17
26 BROADWAY
NEW YORK NY 10004-1703

MERRILL LYNCH PIERCE FENNER & SMITH                          5.02%
FOR THE SOLE BENEFIT OF
ITS CUSTOMERS
ATTN FUND ADMINISTRATION # 97E96
4800 DEER LAKE DR E FL 2
JACKSONVILLE FL 32246-6484

SHORT TERM BOND FUND-C

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
A G EDWARDS & SONS INC FBO                                   8.79%
JOHN R KILGORE
SOLE PROPRIETOR
A/C 0331-288985
1 N JEFFERSON AVE
SAINT LOUIS MO 63103-2287

J J B HILLIARD W L LYONS INC                                 5.50%
DWIGHT P PLOWMAN
A/C 7357-0516
501 S 4TH ST
LOUISVILLE KY 40202-2520

CITIGROUP GLOBAL MARKETS INC.                                5.49%
00164723617
333 WEST 34TH STREET - 3RD FLOOR
NEW YORK NY 10001-2402

SHORT TERM BOND FUND-G

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
MELODY J WILDER                                              5.44%
4 WINDSOR ST
HAVERHILL MA 01830-4127

SHORT TERM BOND FUND-Z

      NAME AND ADDRESS       PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------       -------------------------------------------
FLEET NATIONAL BANK                           45.11%
FBO CMC OMNIBUS C/C
ATTN VARIOUS
PO BOX 92800
ROCHESTER NY 14692-8900

FLEET NATIONAL BANK                           16.42%
FBO CMC OMNIBUS C/R
ATTN VARIOUS
PO BOX 92800
ROCHESTER NY 14692-8900

FLEET NATIONAL BANK                            9.64%
FBO CMC OMNIBUS R/R
ATTN VARIOUS
PO BOX 92800
ROCHESTER NY 14692-8900

SMALL CAP GROWTH FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
SAXON AND CO                                              12.54%
OMNIBUS
PO BOX 7780-1888
PHILADELPHIA PA 19182-0001

CHARLES SCHWAB & CO INC                                    7.55%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

NORTHERN TRUST CO TTEE                                     6.60%
INTERMOUNTAIN HEALTH CARE 401K
PO BOX 92994
CHICAGO IL 60675-2994

WELLS FARGO BANK MN NA                                     5.54%
FBO DESERET MUTUAL FUND
THRIFT PLAN 401K
PO BOX 1533
MINNEAPOLIS MN 55479-0001

STANDARD INSURANCE COMPANY                                 5.52%
ATTN: SEPARATE ACCOUNT A/P11D
1100 SW SIXTH AVENUE
PORTLAND OR 97204-1020

STRATEGIC INVESTOR FUND-A

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CHARLES SCHWAB & CO INC                                  18.40%
SPECIAL CUSTODY A/C FOR BENFT CUST
ATTN MUTUAL FUND
101 MONTGOMERY STREET
SAN FRANCISCO CA 94104-4122

STRATEGIC INVESTOR FUND-C

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
LPL FINANCIAL SERVICES                                      27.11%
A/C 5009-1080
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

ATTN MUTUAL FUNDS                                           24.08%
FISERV SECURITIES INC
FAO 14261804
ONE COMMERCE SQUARE
2005 MARKET STREET SUITE 1200
PHILADELPHIA PA 19103-7008

AMERICAN ENTERPRISE INVESTMENT SVCS                         23.70%
FBO 305941131
PO BOX 9446
MINNEAPOLIS MN 55440-9446

A G EDWARDS & SONS                                          13.23%
BARBARA R GRIFFITH
SEP IRA ACCOUNT
41 CANYON CREST DR
CORONA DL MAR CA 92625-1142

STRATEGIC INVESTOR FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CITIGROUP GLOBAL MARKETS INC                               24.54%
00112C36359
333 W 34TH ST FL 3
NEW YORK NY 10001-2402

LPL FINANCIAL SERVICES                                      5.93%
A/C 4599-4330
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

STRATEGIC INVESTOR FUND-Z

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
CHARLES SCHWAB & CO INC                                     12.23%
SPECIAL CUSTODY ACCT FOR EXCLUSIVE
OF CUSTOMERS
ATTN: MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4122

NATIONAL FINANCIAL SERVICES LLC FOR                          6.45%
THE EXCLUSIVE BENEFIT OF OUR
CUSTOMERS
ONE WORLD FINANCIAL CENTER
200 LIBERTY ST
NEW YORK NY 10281-1003

TECHNOLOGY FUND-A

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
AMERICAN ENTERPRISE INVESTMENT SVCS                         20.85%
FBO 315840141
PO BOX 9446
MINNEAPOLIS MN 55440-9446

COLUMBIA TRUST COMPANY IRA                                   6.42%
MICHAEL KAMENITSKY
165 NORTH ST
WALLINGFORD CT 06492-3247

TECHNOLOGY FUND-C

      NAME AND ADDRESS        PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------        -------------------------------------------
US CLEARING CORP                                61.18%
FBO 597-12870-15
26 BROADWAY
NEW YORK NY 10004-1703

US CLEARING CORP                                14.98%
FBO 157-10947-11
26 BROADWAY
NEW YORK NY 10004-1703

E*TRADE CLEARING LLC                            11.54%
A/C 1195-4855
ROBERT J CAVESE
PO BOX 989030
SACRAMENTO CA 95798-9030

TECHNOLOGY FUND-D

      NAME AND ADDRESS                  PERCENT OF SHARES HELD AT NOVEMBER 30, 2003
      ----------------                  -------------------------------------------
LPL FINANCIAL SERVICES                                      28.94%
A/C 1120-6690
9785 TOWNE CENTRE DR
SAN DIEGO CA 92121-1968

AMERICAN ENTERPRISE INVESTMENT SVCS                         26.74%
FBO 312174581
PO BOX 9446
MINNEAPOLIS MN 55440-9446

COLUMBIA TRUST COMPANY                                      20.70%
THOMASVILLE HOME FURNISHINGS OF AZ
BRANDON D LEVALLEY
18971 CAMINITO CANTILENA # 19
SAN DEIGO CA 92128

PROXY VOTING POLICY AND PROCEDURES

      Each Fund has delegated to the Advisor the responsibility to vote proxies relating to portfolio securities held by the Fund.

      The Advisor's policy is to vote all proxies for each client's securities in a manner considered by the Advisor to be in the best interest of its clients, including the Fund and its shareholders, without regard to any benefit to the Advisor or its affiliates. The Advisor examines each proposal and votes against the proposal, if, in its judgment, approval or adoption of the proposal would be expected to impact adversely the current or potential market value of the issuer's securities. The Advisor also examines each proposal and votes the proxies against the proposal, if, in its judgment, the proposal would be expected to effect adversely the best interest of the Fund. The Advisor determines the best interest of the Fund in light of the potential economic return on the Fund's investment.

      The Advisor addresses potential material conflicts of interest by having predetermined voting guidelines. For those proposals that require special consideration or in instances where special circumstances may require varying from the predetermined guideline, the Advisor's Proxy Committee determines the vote in the best interest of the Fund, without consideration of any benefit to the Advisor, its affiliates, or its other clients or certain other persons. A member of the Proxy Committee is prohibited from voting on any proposal with respect to which he or she has a conflict of interest by reason of a direct relationship with the issuer or other party affected by a given proposal. Persons making recommendations to the Proxy Committee or its members are required to disclose to the Committee any relationship with a party making a proposal or other matter known to the person that would create a potential conflict of interest.

      The Advisor has three classes of proxy proposals. The first two classes are predetermined guidelines to vote for or against specific proposals, unless otherwise directed by the Proxy Committee. The third class is proposals requiring special consideration by the Proxy Committee. In addition, the Proxy Committee considers requests to vote on proposals in the first two classes other than according to the predetermined guidelines.

      The Advisor generally votes in favor of proposals related to the following matters: selection of auditors (unless the auditor receives more than 50% of its revenues from non-audit activities from the company and its affiliates), election of directors (unless the proposal gives management the ability to alter the size of the board without shareholder approval), different persons for chairman of the board /chief executive officer (unless, in light of the size of the company and the nature of its shareholder base, the role of chairman and CEO should not be held by different persons), compensation (if provisions are consistent with standard business practices), debt limits (unless proposed specifically as an anti-takeover action), indemnification (unless for negligence and or breaches of fiduciary duty), meetings, name of company, principal office (unless the purpose is to reduce regulatory or financial supervision), reports and accounts (if the certifications required by the Sarbanes-Oxley Act of 2002 have been provided), par value, shares (unless proposed as an anti-takeover action), share repurchase programs, independent committees, and equal opportunity employment.

      The Advisor generally votes against proposals related to the following matters: super majority voting, cumulative voting, preferred stock, warrants, rights, poison pills, reclassification of common stock and meetings held by written consent.

      The Advisor gives the following matters special consideration: new proposals, proxies of investment company shares (other than election of directors, selection of accountants), mergers/acquisitions (proposals where a hostile merger/acquisition is apparent or where the Advisor represents ownership in more than one of the companies involved), shareholder proposals (other than those covered by the predetermined guidelines), executive/director compensation (other than those covered by the predetermined guidelines), pre-emptive rights, and proxies of international issuers which block securities sales between submission of a proxy and the meeting (proposals for these securities are voted only on the specific instruction of the Proxy Committee and to the extent practicable in accordance with predetermined guidelines).

      In addition, if a portfolio manager or other party involved with an Advisor client or a Fund account concludes that the interest of the client or the Fund requires that a proxy be voted on a proposal other than according to the predetermined guidelines, he or she may request that the Proxy Committee consider voting the proxy differently. If any person (or entity) requests the Proxy Committee (or any of its members) to vote a proxy other than according to a predetermined guideline, that person must furnish to the Proxy Committee a written explanation of the reasons for the request and a description of the person's (or entity's) relationship with the party proposing the matter to shareholders or any other matter known to the person that would create a potential conflict of interest.

      The Proxy Committee may vary from the predetermined guideline if it determines that voting on the proposal according to the predetermined guideline would be expected to impact adversely the current or potential market value of the issuer's securities or to effect adversely the best interest of the client. References to the best interest of a client refer to the interest of the client in terms of the potential economic return on the client's investment. In determining the vote on any proposal, the Proxy Committee does not consider any benefit other than benefits to the owner of the securities to be voted.

      The Advisor's Proxy Committee is composed of operational and investment representatives of its regional offices as well as senior representatives of equity investments, equity research, compliance and legal. During the first quarter of each year, the Proxy Committee reviews all guidelines and establishes guidelines for expected new proposals. In addition to these reviews and its other responsibilities described above, it's the Proxy Committee's functions include annual review of it's the Advisor's Proxy Voting Policy and Procedures to ensure consistency with internal policies and regulatory agency policies, and to develop and modify voting guidelines and procedures as it deems appropriate or necessary.

      The Advisor uses Institutional Shareholder Services ("ISS"), a third party vendor, to implement its proxy voting process. ISS provides proxy analysis, record keeping services and vote disclosure services.

          INVESTMENT ADVISORY AND OTHER SERVICES PROVIDED BY AFFILIATES

      The investment advisor to each of the Funds is Columbia Management Advisors, Inc. (the "Advisor"). Effective October 31, 2002, the Advisor succeeded to the business of Columbia Funds Management Company ("CFMC"), the former advisor to the Funds and an entity under common control with the Advisor. The transfer to the Advisor did not result in a change in the actual control or management of the advisory business of CFMC. The Advisor has entered into an investment contract with each Fund. Pursuant to the investment contract, the Advisor provides research, advice, and supervision with respect to investment matters and determines which securities to purchase or sell and what portion of the Fund's assets to invest.

      The Advisor provides office space and pays all executive salaries and executive expenses of the Fund. The Fund assumes its costs relating to corporate matters, cost of services to shareholders, transfer and dividend paying agent fees, custodian fees, legal and auditing expenses, disinterested director fees, taxes and governmental fees, interest, brokers' commissions, transaction expenses, cost of stock certificates and any other expenses (including clerical expenses) of issue, sale, repurchase, or redemption of its shares, expenses of registering or qualifying its shares for sale, transfer taxes, and all other expenses of preparing its registration statement, prospectuses, and reports.

      Information regarding the advisory fee payable to the Advisor including any waivers or offsets applicable to such Fund is set forth in the prospectus for each Fund. For the following Funds, the advisory fee is calculated as a percentage of net assets that declines as net assets increase, as follows:

Growth Fund                 0.75% of the Fund's first $200 million of net
                            assets; 0.625% of the next $300 million of net assets; and 0.50% of net assets in excess of $500 million.

Daily Income Company        0.50% of the Fund's first $500 million of net
                            assets; 0.45% of the next $500 million of net assets; and 0.40% of net assets in excess of $1 billion.

Mid Cap Growth Fund         1.00% of the Fund's first $500 million of net
                            assets; and 0.75% of net assets in excess of $500 million.

International Stock Fund    1.00% of the Fund's first $500 million of net
                            assets; 0.95% of the next $500 million of net assets; and 0.90% of net assets in excess of $1 billion.

Advisory fees paid by each of the Funds for each of the last three fiscal years were as follows:

            FUND                    2003*          2002          2001
            ----                -----------    -----------   -----------
Common Stock Fund               $ 1,648,054    $ 3,238,954   $ 4,439,013
Growth Fund                     $ 3,414,673    $ 5,819,523   $ 8,377,937
International Stock Fund        $ 1,398,948    $ 1,375,061   $ 1,534,669
Mid Cap Growth Fund             $ 5,318,563    $ 6,341,031   $ 7,790,604
Small Cap Growth Fund           $ 3,458,104    $ 5,936,461   $ 5,137,830
Real Estate Fund                $ 4,042,456    $ 5,602,888   $ 3,752,707
Technology Fund                 $    79,533    $    98,750   $   103,027
Strategic Investor Fund         $ 1,276,121    $ 2,087,191   $   543,893
Balanced Fund                   $ 2,135,099    $ 4,095,196   $ 5,191,548
Short Term Bond Fund            $ 1,618,065    $   506,173   $   227,831
Fixed Income Securities Fund    $ 1,882,651    $ 2,477,847   $ 2,158,251
National Municipal Bond Fund    $    56,611    $    73,374   $    59,637
Oregon Municipal Bond Fund      $ 1,719,382    $ 2,513,517   $ 2,395,099
High Yield Fund                 $ 4,977,940    $ 2,629,803   $ 1,089,470
Daily Income Company            $ 3,195,776    $ 5,671,913   $ 5,765,043

------------
*The Funds changed their fiscal year end from December 31 to August 31 in 2003. Information provided is for the eight-month period ended August 31, 2003.

      A portion of the Advisor's fees are used to pay financial intermediaries for services they provide to investors who invest in the Funds through such financial intermediary. For the fiscal periods ended August 31, 2003 and December 31, 2002 and 2001, the Advisor and its affiliates paid $2,206,111, $2,953,946 and $2,184,122, respectively, to financial intermediaries on behalf of the Funds.

      Columbia Funds Services, Inc. ("CFS") acts as transfer agent and dividend crediting agent for each Fund. Its address is P.O. Box 1722, Boston, Massachusetts 02105-1722. CFS has retained the services of Boston Financial Data Services to assist it in performing its transfer agent functions. It records and disburses dividends for the Funds. Each Fund pays the transfer agent an annual charge per open account as follows:

Equity Funds               $28.00
Fixed Income Funds         $34.00
Money Market Funds         $33.50


Each Fund will also pay for certain reimbursable out-of-pocket expenses as set forth in the agreement. There is no minimum aggregate fee payable by any Fund to CFS for transfer agent services. For certain classes of certain Funds, CFS has agreed to waive transfer agency fees in amounts and for periods more fully described in the relevant prospectus.

         The transfer agent fees paid to CFS for the fiscal year ended August 31, 2003 under each transfer agent agreement were $649,429 for the Common Stock Fund, $1,211,805 for the Growth Fund, $626,710 for the International Stock Fund, $1,137,543 for the Mid Cap Growth Fund, $770,117 for the Small Cap Growth Fund, $1,394,860 for the Real Estate Fund, $100,361 for the Technology Fund, $405,361 for the Strategic Investor Fund, $861,349 for the Balanced Fund, $349,807 for the Short Term Bond Fund, $661,730 for the Fixed Income Securities Fund, $329,673 for the Oregon Municipal Bond Fund, $1,256,455 for the High Yield Fund, $1,181,362 for the Daily Income Company and $17,644 for the National Municipal Bond Fund.

      The Advisor performs certain administrative services for the Funds pursuant to a Pricing, Bookkeeping and Fund Administration Agreement (the "Agreement"). Under the terms of the Agreement, the Advisor (a) provides fund accounting and financial reporting oversight of State Street Bank and Trust, who provides the daily fund accounting and financial reporting services; (b) maintains and preserves in a secure manner the accounting records of the Funds;
(c) provides fund administration, including daily prospectus, investment restrictions and 1940 Act compliance review, tax and distribution management, expense budgeting, performance reporting and statistical analysis, and board reporting; and (d) provides disaster planning. For the services rendered by the Advisor, each Fund has agreed to pay a minimum of $25,000 plus two basis points for fund accounting and $19,565 for financial reporting, with a maximum combined fee of $150,000. The Advisor will also be compensated for certain out-of-pocket expenses. The amount paid under this agreement to each of the Funds is set forth in the Funds' Annual Report, which is incorporated by reference into this Statement of Additional Information.

      Columbia Funds Distributor, Inc. fka Liberty Funds Distributor, Inc. ("CFD"), a registered securities broker and a member of the National Association of Securities Dealers, Inc., whose address is One Financial Center Boston, MA 02111-2621, is the principal underwriter for the Funds, and is authorized under a distribution agreement with each Fund to sell shares of the Fund. CFD has no obligation to buy the Funds' shares, and purchases the Funds' shares only upon receipt of orders from authorized financial services firms ("FSFs") or investors.

      For the fiscal years ended December 31, 2002 and August 31, 2003, the following sales charges were paid by shareholders in respect to Class A, D and T shares:

                                        CLASS A                  CLASS D                CLASS T
                                        -------                  -------                -------
                                   2003         2002        2003         2002         2003     2002
                                   ----         ----        ----         ----         ----     ----
Common Stock Fund              $    1,059   $       28   $      636   $       25         --      --
Growth Fund                    $   20,398   $      209   $    2,221   $      727         --      --
International Stock Fund       $   10,013   $    1,083   $      505   $      391         --      --
Mid Cap Growth Fund            $    6,808   $    1,911   $    2,756   $    1,670   $  1,155   $  52
Real Estate Equity Fund        $   75,728   $    8,850   $   25,272   $    3,507         --      --
Technology Fund                $    9,239           --   $       26           --         --      --
Strategic Investor Fund        $   11,042           --   $    1,888   $      112         --      --
Balanced Fund                  $   13,472           --   $    4,152   $    4,560         --      --
Short Term Bond Fund           $  271,445   $   57,528   $  126,488   $   46,560   $  1,915   $   5
Fixed Income Securities Fund   $   40,896   $   18,748   $   27,930   $    3,026         --      --
National Municipal Bond Fund   $   12,057   $      474   $    4,101   $       47         --      --
Oregon Municipal Bond Fund     $   63,121   $   13,688   $    7,760   $    4,783         --      --
High Yield Fund                $1,410,289   $  186,189   $  728,950   $  140,212         --      --

      For the fiscal years ended December 31, 2002 and August 31, 2003, CFD, as Distributor, retained the following fees:

                                                         COMMON STOCK FUND*
                                                           Class A Shares
                                                         Fiscal year ended,
                                                          2003       2002
                                                          ----       ----
Aggregate initial sales charges on Fund share sales     $1,059       $ 28

Initial sales charges retained by CFD                   $  166       $  4

Aggregate contingent deferred sales charges (CDSC)      $    0       $  0
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $    7       $ 250

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $    0       $   0

*Class A, B and D shares were initially offered on November 1, 2002.

                                                           GROWTH FUND*
                                                          Class A Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate initial sales charges on Fund share sales     $20,398      $ 209

Initial sales charges retained by CFD                   $ 2,534      $  27

Aggregate contingent deferred sales charges (CDSC)      $ 1,109      $   0
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $   215      $   0

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $   50       $   0

                                                          Class G Shares
                                                        Fiscal year ended,
                                                         2003        2002
                                                         ----        ----
Aggregate CDSC on Fund redemptions retained by CFD      $19,518     $2,921

*Class A, B, D and G shares were initially offered on November 1, 2002.

                                                        INTERNATIONAL STOCK FUND*
                                                              Class A Shares
                                                            Fiscal year ended,
                                                         2003            2002
                                                         ----            ----
Aggregate initial sales charges on Fund share sales     $10,013         $1,083

Initial sales charges retained by CFD                   $ 7,096         $  156

Aggregate contingent deferred sales charges (CDSC)      $ 2,087         $    0**
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $19,114     $2,725

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003        2002
                                                         ----        ----
Aggregate CDSC on Fund redemptions retained by CFD      $   106      $  34

*Class A, B and D shares were initially offered on November 1, 2002. **Rounds to less than one.

                                                        MID CAP GROWTH FUND*
                                                             Class A Shares
                                                           Fiscal year ended,
                                                         2003           2002
                                                         ----           ----
Aggregate initial sales charges on Fund share sales     $ 6,808        $1,911

Initial sales charges retained by CFD                   $ 1,056        $  252

Aggregate contingent deferred sales charges (CDSC)      $    22        $    1
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $ 1,098     $1,757

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $   119      $   0

                                                          Class G Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $ 1,636      $  59

*Class A, B, D and G shares were initially offered on November 1, 2002.

                                                        REAL ESTATE EQUITY FUND*
                                                             Class A Shares
                                                           Fiscal year ended,
                                                         2003           2002
                                                         ----           ----
Aggregate initial sales charges on Fund share sales     $75,728        $8,850

Initial sales charges retained by CFD                   $11,048        $1,257

Aggregate contingent deferred sales charges (CDSC)      $     0        $    0
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $ 1,450      $   0

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $   122      $   0

*Class A, B and D shares were initially offered on November 1, 2002.

                                                         TECHNOLOGY FUND*
                                                          Class A Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate initial sales charges on Fund share sales     $ 9,239      $   0

Initial sales charges retained by CFD                   $   151      $   0

Aggregate contingent deferred sales charges (CDSC)      $     0      $   0
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----

Aggregate CDSC on Fund redemptions retained by CFD      $   154      $   0

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $    58      $   0

*Class A, B and D shares were initially offered on November 1, 2002.

                                                        STRATEGIC INVESTOR FUND*
                                                             Class A Shares
                                                           Fiscal year ended,
                                                         2003            2002
                                                         ----            ----
Aggregate initial sales charges on Fund share sales     $11,042         $   0

Initial sales charges retained by CFD                   $ 1,674         $  47

Aggregate contingent deferred sales charges (CDSC)      $   280         $   0
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $ 6,849      $ 853

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $    92      $   0

*Class A, B and D shares were initially offered on November 1, 2002.

                                                           BALANCED FUND*
                                                          Class A Shares
                                                        Fiscal year ended,
                                                          2003       2002
                                                          ----       ----
Aggregate initial sales charges on Fund share sales     $13,472      $   0

Initial sales charges retained by CFD                   $ 1,584      $   0

Aggregate contingent deferred sales charges (CDSC)      $    77      $   0
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $ 4,927      $ 250

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $   150      $   0

*Class A, B and D shares were initially offered on November 1, 2002.

                                                        SHORT TERM BOND FUND*
                                                             Class A Shares
                                                           Fiscal year ended,
                                                          2003           2002
                                                          ----           ----
Aggregate initial sales charges on Fund share sales     $271,445       $57,528

Initial sales charges retained by CFD                   $ 34,079       $ 6,688

Aggregate contingent deferred sales charges (CDSC)      $    953       $     0
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $52,350      $ 718

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $16,823      $  92

                                                          Class G Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $ 5,151      $   0

*Class A, B, D and G shares were initially offered on November 1, 2002.

                                                        FIXED INCOME SECURITIES FUND*
                                                               Class A Shares
                                                            Fiscal year ended,
                                                         2003              2002
                                                         ----              ----
Aggregate initial sales charges on Fund share sales     $40,896           $18,748

Initial sales charges retained by CFD                   $ 4,172           $ 2,252

Aggregate contingent deferred sales charges (CDSC)      $     0           $     0
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $ 6,586      $  83

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $ 2,841      $   0

*Class A, B and D shares were initially offered on November 1, 2002.

                                                        NATIONAL MUNICIPAL BOND FUND*
                                                               Class A Shares
                                                             Fiscal year ended,
                                                         2003                2002
                                                         ----                ----
Aggregate initial sales charges on Fund share sales     $12,057             $ 474

Initial sales charges retained by CFD                   $ 1,276             $   5

Aggregate contingent deferred sales charges (CDSC)      $     0             $   0
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $     0      $   0

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $   121      $   0

*Class A, B and D shares were initially offered on November 1, 2002.

                                                        OREGON MUNICIPAL BOND FUND*
                                                              Class A Shares
                                                            Fiscal year ended,
                                                          2003            2002
                                                          ----            ----
Aggregate initial sales charges on Fund share sales     $63,121         $13,688

Initial sales charges retained by CFD                   $ 6,909         $   584

Aggregate contingent deferred sales charges (CDSC)      $     0         $     0
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003        2002
                                                         ----        ----
Aggregate CDSC on Fund redemptions retained by CFD      $   625     $2,476

                                                          Class D Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $ 2,100      $ 246

*Class A, B and D shares were initially offered on November 1, 2002.

                                                          HIGH YIELD FUND*
                                                           Class A Shares
                                                         Fiscal year ended,
                                                           2003       2002
                                                           ----       ----
Aggregate initial sales charges on Fund share sales     $1,410,289  $186,189

Initial sales charges retained by CFD                   $  158,986  $ 10,152

Aggregate contingent deferred sales charges (CDSC)      $    8,066  $      0
   On Fund redemptions retained by CFD

                                                          Class B Shares
                                                        Fiscal year ended,
                                                         2003         2002
                                                         ----         ----
Aggregate CDSC on Fund redemptions retained by CFD      $73,004      $1,194

                                                          Class D Shares
                                                        Fiscal year ended,
                                                          2003       2002
                                                          ----       ----
Aggregate CDSC on Fund redemptions retained by CFD      $42,091      $   2

*Class A, B, and D shares were initially offered on November 1,2002.

      The Advisor, CFD and CFS are wholly owned subsidiaries of Columbia Management Group, Inc., which is an indirect wholly owned subsidiary of FleetBoston Financial Corporation ("Fleet"). Fleet and its affiliates provide a wide range of banking, financial, and investment products and services to individuals and businesses. Their principal activities include customer and commercial banking, mortgage lending and servicing, trust administration, investment management, retirement plan services, brokerage and clearing services, securities underwriting, private and corporate financing and advisory activities, and insurance services.

                             PORTFOLIO TRANSACTIONS

      Each Fund, other than the Strategic Investor Fund, will not generally invest in securities for short-term capital appreciation but, when business and economic conditions, market prices, or the Fund's investment policy warrant, individual security positions may be sold without regard to the length of time they have been held. This may result in a higher portfolio turnover rate and increase a Fund's transaction costs, including brokerage commissions. To the extent short-term trades result in gains on securities held less than one year, shareholders will be subject to taxes at ordinary income rates. See "TAXES" in this Statement of Additional Information.

      The Funds may purchase their portfolio securities through a securities broker and pay the broker a commission, or they may purchase the securities directly from a dealer which acts as principal and sells securities directly for its own account without charging a commission. The purchase price of securities purchased from dealers serving as market makers will include the spread between the bid and asked prices. The Funds may also purchase securities from underwriters, the price of which will include a commission or discount paid by the issuer to the underwriter. There is generally no stated commission in the case of fixed income securities that are traded in the over-the-counter market, but the price paid by a Fund usually includes an undisclosed dealer commission or mark-up.

      Prompt execution of orders at the most favorable price will be the primary consideration of the Funds in transactions where fees or commissions are involved. Additional factors considered by the Advisor in selecting brokers to execute a transaction include the: (i) professional capability of the executing broker and the value and quality of the brokerage services provided; (ii) size and type of transaction; (iii) timing of transaction in the context of market prices and trends; (iv) nature and character of markets for the security to be purchased or sold; (v) the broker's execution efficiency and settlement capability; (vi) the broker's experience and financial stability and the execution services it renders to the Advisor on a continuing basis; and (vii) reasonableness of commission.

      Research, statistical, and other services offered by the broker also may be taken into consideration in selecting broker-dealers. These services may include: advice concerning the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities or the purchasers or sellers of securities; and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategies, and performance of accounts. A commission in excess of the amount of a commission another broker or dealer would have charged for effecting a transaction may be paid by a Fund if the Advisor determines in good faith that the commission is reasonable in relation to the value of the brokerage and research services provided, viewed in terms of either that particular transaction or management's overall responsibilities with respect to the Fund.

      The Advisor receives a significant amount of proprietary research from a number of brokerage firms, in most cases on an unsolicited basis. The Advisor does not make any commitments to allocate brokerage for proprietary research. The value of that research, however, is considered along with other factors in the selection of brokers. This research is considered supplemental to the Advisor's own internal research and does not, therefore, materially reduce the overall expenses incurred by the Advisor for its research. On a semi-annual basis, the Advisor's research analysts and portfolio managers participate in a detailed internal survey regarding the value of proprietary research and the skills or contributions made by the various brokerage analysts to the Advisor's investment process. Firms are then confidentially ranked based on that survey. Brokerage allocations are then made, as much as reasonably possible, based on those rankings.

      The Advisor may use a Fund's commissions to acquire third party research or products that are not available through its full-service brokers. In these arrangements, the Advisor pays an executing broker a commission equal to the average rate paid on all other trades and achieves what it believes is best execution on the trade. The executing broker then uses a portion of the commission to pay for a specific research service or product provided to the Advisor. Proposed research to be acquired in this manner must be approved by the Advisor's Soft Dollar Committee which is responsible for determining that the research provides appropriate assistance to the Advisor in connection with its investment management of the Funds and that the price paid with broker commissions is fair and reasonable.

      The receipt of proprietary and third party research services or products from brokers or dealers might be useful to the Advisor and its affiliates in rendering investment management services to the Funds or other clients. Conversely, research provided by brokers or dealers who have executed orders on behalf of other clients of the Advisor and its affiliates might be useful to the Advisor in carrying out its obligations to a Fund. 75

      Total brokerage commissions paid (agency only) by each of the respective Funds for each of the last three fiscal years were:

      FUND                               2003*          2002            2001
      ----                               -----          ----            ----
Common Stock Fund                     $1,511,696     $2,190,926      $2,035,596
Growth Fund                           $3,916,262     $5,689,484      $3,889,565
Mid Cap Growth Fund                   $2,792,191     $2,756,879      $3,044,514
Small Cap Growth Fund                 $2,274,813     $2,664,649      $1,012,497
Real Estate Fund                      $1,359,961     $  852,884      $  982,759
Balanced Fund                         $1,432,505     $1,960,887      $1,668,686
Technology Fund                       $  528,962     $  296,070      $   55,309
Strategic Investor Fund               $  950,489     $2,297,858      $  915,632

*The Funds changed their fiscal year end from December 31 to August 31 in 2003. Information provided is for the eight-month period ended August 31, 2003.

      No agency brokerage commissions were paid by the Fixed Income Securities Fund, High Yield Fund, International Stock Fund, National Municipal Bond Fund, Short Term Bond Fund, Daily Income Company or the Oregon Municipal Bond Fund during the last three years. Of the commissions paid in 2003, the Common Stock Fund paid $255,445, the Growth Fund paid $246,863, the Mid Cap Growth Fund paid $136,871, the Small Cap Growth Fund paid $164,384, the Balanced Fund paid $233,506, the Real Estate Fund paid $40,668, the Strategic Investor Fund paid $54,858, and the Technology Fund paid $28,744 to acquire third-party research or products.

      Provided each Fund's Board of Directors is satisfied that the Fund is receiving the most favorable price and execution available, the Advisor may consider the sale of the Fund's shares as a factor in the selection of brokerage firms to execute its portfolio transactions. The placement of portfolio transactions with brokerage firms who sell shares of a Fund is subject to rules adopted by the National Association of Securities Dealers, Inc. The Advisor may use research services provided by and allocate purchase and sale orders for portfolio securities to certain financial institutions, including, to the extent permitted by law or order of the SEC, financial institutions that are affiliated with the Advisor, if the Advisor believes that the quality of the transaction and the commission are comparable to what they would be with other qualified brokerage firms. During the years listed, the Funds periodically used Robertson Stephens and Fleet Institutional Trading, affiliated broker-dealers of the Advisor, to execute purchase and sale orders. The aggregate dollar amount of brokerage commissions paid to Robertson Stephens for the fiscal years 2001, 2002, and 2003 is as follows:

       FUND                                2003*         2002           2001
       ----                                -----         ----           ----
Small Cap Growth Fund                    $     0      $       0      $     300
Balanced Fund                            $     0      $   9,330      $   6,300
Mid Cap Growth Fund                      $     0      $       0      $   7,312
Growth Fund                              $     0      $   3,460      $  28,880
Real Estate Equity Fund                  $     0      $       0      $  15,612
Strategic Investor Fund                  $     0      $  11,510      $   2,400
Common Stock Fund                        $     0      $   2,020      $       0

      The aggregate dollar amount of brokerage commissions paid to Fleet Institutional Trading for fiscal years 2002 and 2003 is as follows:

        FUND                  2003*           2002
        ----                  -----           ----
Balanced Fund               $        0    $      750
Strategic Value Fund        $   34,125    $   23,875
Common Stock Fund           $        0    $    1,000

*The Funds changed their fiscal year end from December 31 to August 31 in 2003. Information provided is for the eight-month period ended August 31, 2003.

      For all years, the aggregate dollar amount of purchase and sale transactions and total broker commissions were less than 1% of each Fund's total purchase and sale transactions and broker commissions. In addition to agency transactions, the Funds may purchase securities from an underwriting syndicate in which an affiliate is a member of the underwriting syndicate. Such trades will be executed in accordance with the rules and regulations of the 1940 Act, as well as procedures adopted by the Funds.

      Buy and sell orders of a Fund may be aggregated by the Advisor with other trades made at the regional trading desk at which the trade is completed with those of other Funds or accounts or other investment pools managed by the Advisor or affiliates of the Advisor to achieve best execution, and, on the average, lower brokerage commission costs. Orders are aggregated only if the Advisor, in the exercise of its investment discretion, believes such aggregation is consistent with its duty to seek best execution and if each client involved in the order is treated fairly and on an equitable basis. Each client that participates in an aggregated order will typically participate at the average share price for all transactions in that order, with all transaction costs shared on a pro rata basis. Absent unusual circumstances, an aggregated order that is only partially completed by the Advisor will be allocated to each client on a pro rata basis based on the percentage of the combined order actually filled. Notwithstanding the above, the Advisor may execute buy and sell orders for clients and take action in performance of its duties with respect to any of its clients that may differ from actions taken with respect to another client with similar investment policies and objectives, so long as the Advisor shall, to the extent practical, allocate investment opportunities to clients over a period of time on a fair and equitable basis and in accordance with applicable law.

      Allocations among accounts managed by the Advisor of investments in initial and secondary public offerings ("IPOs and "SPOs," jointly "POs") are made pursuant to Guidelines (the "Guidelines") established by the Advisor. The Guidelines establish which accounts are eligible to participate in a particular PO and what level of participation is permitted. After eligible accounts are identified, each manager receives, on behalf of his or her accounts, a pro rata share of such allocation. The allocation by the manager among his or her accounts is further divided among such accounts on a pro rata basis. A manager may decline to participate in an offering, or may elect to not have all accounts participate, even if his or her accounts are eligible to participate pursuant to the guidelines if he or she believes that the PO is not appropriate for his or her accounts or an individual account. A manager who declines to participate must document the basis of his or her decision not to participate. Over time, allocations to eligible accounts for which an PO opportunity is appropriate will be made on a fair and equitable basis.

      The Advisor, CFD and the Funds maintain a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act (the "Ethics Code") that sets forth general and specific standards relating to the securities trading activities of all their employees. The Ethics Code does not prohibit employees from purchasing securities that may be purchased or held by the Funds, but is intended to ensure that all employees conduct their personal transactions in a manner that does not interfere with the portfolio transactions of the Funds or the Advisor's other clients or take unfair advantage of their relationship with the Advisor. The specific standards in the Ethics Code include, among others, a requirement that trades of all access persons be pre-cleared; a prohibition on investing in initial public offerings; required pre-approval of an investment in private placements; a prohibition on portfolio managers trading in a security five business days before or after a trade in the same security by an account over which the manager exercises investment discretion; and a prohibition on realizing any profit on the trading of a security held less than 60 days. Certain securities and transactions, such as U.S. Treasuries and purchases of options on securities indexes or securities under an automatic dividend reinvestment plan, are exempt from the restrictions in the Ethics Code because they present little or no potential for abuse. In addition to the trading restrictions, the Ethics Code contains reporting obligations that are designed to ensure compliance and allow the Advisor's Ethics Committee to monitor that compliance.

      The Advisor and the Funds have also adopted an Insider Trading Policy. The Insider Trading Policy prohibits any employee from trading, either personally or on behalf of others (including a client account), on the basis of material nonpublic information. All employees are required to certify each year that they have read and complied with the provisions of the Ethics Code and the Insider Trading Policy.

                       CAPITAL STOCK AND OTHER SECURITIES

      Each Fund is an Oregon corporation and was organized in the year set forth below opposite its name.

       FUND                                      DATE
       ----                                      ----
Common Stock Fund                                1991
Growth Fund                                      1967
International Stock Fund                         1992
Mid Cap Growth Fund                              1985
Small Cap Growth Fund                            1996
Real Estate Fund                                 1994
Technology Fund                                  2000
Strategic Investor Fund                          2000
Balanced Fund                                    1991
Short Term Bond Fund                             1986
Fixed Income Securities Fund                     1983
National Municipal Bond Fund                     1999
Oregon Municipal Bond Fund                       1984
High Yield Fund                                  1993
Daily Income Company                             1974

      Each Fund offers some or all of the following classes of shares pursuant to a Rule 18f-3 Plan (the "Plan") adopted by the Directors in accordance with the 1940 Act: Class A, B, C, D, G, T and Z. Shares of each class of a Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other relative rights, preferences, limitations, and terms and conditions, except that: (1) each class has a different designation, (2) each class of shares bears any expenses attributable to a class as set forth in the Plan and the relevant Prospectus, (3) each class has exclusive voting rights on any matter submitted to shareholders that relates solely to it or its distribution and service plan adopted under Rule 12b-1, if any, and (4) each class has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. In addition, each class has the particular features described below. The differences among the classes of the Funds are subject to change by action of the Board of Directors of each Fund and to the extent permitted by the 1940 Act and each Fund's articles of incorporation and bylaws. All issued and outstanding shares of a Fund are fully paid and nonassessable. Shares have no preemptive rights. Fractional shares have the same rights proportionately as full shares. The shares of a Fund do not have cumulative voting rights, which means that the holders of more than 50 percent of the shares of the Fund, voting for the election of directors, can elect all the directors.

      Except as indicated in Appendix I, Class G shares of a Fund (other than the Growth Fund) automatically convert into Class T shares of the same Fund at the time disclosed in the relevant Fund's Prospectus for Class T and G shares. Class G shares of the Growth Fund automatically convert into Class A shares of that Fund at the time disclosed in the Fund's Prospectus for Class G shares. Class B shares automatically convert into Class A shares of the same Fund at the time disclosed in the relevant Fund's Prospectus for Class A, B, C and D shares.

      Shares of Class A, D and T shares are offered with a front-end sales charge, payable at the time of purchase, unless waived as set forth in the Prospectus for such Fund. Class B, C and G shares are offered without a front-end sales charge, but are subject to a contingent deferred sales charge depending on the length of time the shares are held. Class A, C, D and T shares held for fewer than 18 months (12 months in the case of Class C and D) after purchase are subject to a 1.00% contingent deferred sales charge. A detailed description of these various sales charges can be found in the Prospectus for the relevant class. Class T shares received in connection with a fund merger are subject to a contingent deferred sales charge if redeemed within 12 months of the original purchase.

      Any reference to the phrase "vote of a majority of the outstanding voting securities of the Fund" means the vote at any meeting of shareholders of a Fund of (i) 67 percent or more of the shares present or represented by proxy at the meeting, if the holders of more than 50 percent of the outstanding shares are present or represented by proxy, or (ii) more than 50 percent of the outstanding shares, whichever is less.

                           DISTRIBUTION AND SERVICING

RULE 12B-1 DISTRIBUTION PLAN

      The Directors have approved a plan pursuant to Rule 12b-1 under the 1940 Act (the "12b-1 Plan") for the Funds' Class A, B, C, D and G shares. Under the 12b-1 Plan, each Fund pays CFD a monthly service fee at an annual rate of up to 0.25% of the Fund's net assets attributed to Class A, B, C and D shares. Each Fund may also pay CFD monthly a distribution fee at an annual rate of 0.10% of the Fund's daily net assets attributed to Class A shares and up to 0.75% of the Fund's average daily net assets attributable to Class B, C and D shares. The Funds' Board of Directors currently limits payments under the 12b-1 Plan for Class A shares to 0.25% annually. Also under the 12b-1 Plan, the Growth Fund, Mid Cap Growth Fund and Short Term Bond Fund pay CFD a monthly service fee at an annual rate of up to 0.50% of the Fund's net assets attributed to Class G shares, made up of up to 0.25% for certain shareholder services ("Shareholder Liaison Services") and up to 0.25% for administrative services ("Administrative Support Services"). The Growth Fund, Mid Cap Growth Fund and Short Term Bond Fund also pay CFD monthly a distribution fee at an annual rate of up to 0.65% of the Fund's average daily net assets attributed to Class G shares.

      CFD has also voluntarily agreed to waive a portion of the Short Term Bond Fund Class C and Class D distribution fees so that these fees do not exceed 0.40% annually of the Class D's average daily net assets. For the National Municipal Bond Fund and Oregon Municipal Bond Fund, CFD has voluntarily agreed to waive a portion of its Class C and Class D distribution fees so that these fees do not exceed 0.65% annually of Class D's average daily net assets. For the Fixed Income Securities Fund and High Yield Fund, the Distributor has voluntarily agreed to waive a portion of its Class C and Class D distribution fees so that these fees do not exceed 0.85% annually of the Class D's average daily net assets.

      The monthly service and distribution fees shall be used by CFD to cover expenses and activities primarily intended to result in the sale of Fund shares. These expenses and activities may include but are not limited to: (a) direct out-of-pocket promotional expenses incurred by CFD in advertising and marketing Fund shares; (b) expenses incurred in connection with preparing, printing, mailing, and distributing or publishing advertisements and sales literature; (c) expenses incurred in connection with printing and mailing prospectuses and Statements of Additional Information to other than current shareholders; (d) periodic payments or commissions to one or more securities dealers, brokers, financial institutions and other industry professionals ("Service Organizations") with respect to the Funds' shares beneficially owned by customers for whom the Service Organization is the shareholder of record; (e) the direct and indirect cost of financing the payments or expenses included in
(a) and (d) above; or (f) such other services as may be construed by any court or governmental agency or commission, including the SEC, to constitute distribution services under the 1940 Act or rules and regulations thereunder.

      Shareholder Liaison Services may include the following services provided by financial services firms ("FSFs"): (a) aggregating and processing purchase and redemption requests and placing net purchase and redemption orders with CFD;
(b) processing dividend payments; (c) providing sub-accounting with respect to Class T shares or the information necessary for sub-accounting; and (d) providing periodic mailings to customers. Administrative Support Services may include the following services provided by FSFs: (a) providing customers with information as to their positions in Class G shares; (b) responding to customer inquiries; and (c) providing a service to invest the assets of customers in Class G shares.

      CFD may use the entire amount of such fees to defray the cost of commissions and service fees paid to FSFs and for certain other purposes. Since the distribution and service fees are payable regardless of CFD's expenses, CFD may realize a profit from the fees. The 12b-1 Plan authorizes the Advisor to make payments out of its own funds for distribution or services costs.

      At this time, the total Class G service and distribution fees have been limited to 0.95% for the Growth Fund and Mid Cap Growth Fund and 0.80% for the Short Term Bond Fund. These limitations may be modified or terminated by the Board of Directors at any time.

SHAREHOLDER SERVICES PLAN

      The Board of Directors has approved a Shareholder Services Plan (the "Services Plan") for Class T shares of the Mid Cap Growth Fund and the Short Term Bond Fund. Under the Services Plan, these two Funds may pay FSFs a monthly service fee up to an annual rate of 0.50% of the Fund's net assets attributed to Class T shares beneficially owned by the customers of the FSFs, made up of

0.25% for Shareholder Liaison Services and 0.25% for Administrative Support Services, to compensate FSFs for providing services to beneficial owners of Class T shares. At this time, the fees payable by the holders of Class T shares pursuant to the Services Plan have been limited to 0.30% for the Mid Cap Growth Fund and 0.15% for the Short Term Bond Fund. The Services Plan provides that the FSFs will waive the fees to the extent that net investment income attributable to Class T shares earned in the applicable period is less than the fees due for such period.

TERMS OF THE 12b-1 AND SERVICES PLAN

      CFD has advised the Funds that the 12b-1 Plan and the Services Plan could be significant factors in the growth and retention of the Funds' assets, resulting in a more advantageous expense ratio, increased investment flexibility and a greater ability to attract and retain research and portfolio management talent, which could benefit each class of the Funds' shareholders. The 12b-1 Plan and the Services Plan will continue in effect from year to year so long as their continuance is specifically approved at least annually by a vote of the Directors, including the Directors who are not interested persons of a Fund and have no direct or indirect financial interest in the operation of the 12b-1 Plan or the Services Plan or in any related agreements ("Independent Directors"), and, with respect to the 12b-1 Plan, cast in person at a meeting called for the purpose. All material amendments of the 12b-1 Plan or the Services Plan must be approved by the Directors in the manner provided in the foregoing sentence. The 12b-1 Plan may not be amended to increase the fee materially without approval by vote of a majority of the outstanding voting securities of the relevant class of shares. The 12b-1 Plan and the Services Plan may be terminated at any time by vote of a majority of the Independent Directors or, with respect to the 12b-1 Plan, by vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the 12b-1 Plan and the Services Plan will only be effective if the selection and nomination of the Directors who are not interested persons of the Funds is effected by such Independent Directors.

      The Funds' 12b-1 Plan monthly service and distribution fees paid to CFD for the period ended August 31, 2003 were (Class C shares were not available until October 13 and, accordingly, no fees were paid to CFD by Class C shares for the period ended August 31, 2003):

                                                SERVICE FEE                             DISTRIBUTION FEE
                                                -----------                             ----------------
                                 CLASS A     CLASS B    CLASS D   CLASS G   CLASS T    CLASS B    CLASS D    CLASS G
                                 -------     -------    -------   -------   -------    -------    -------    -------
Common Stock Fund               $    243   $    586   $    103         --         --   $  1,763   $    310         --
Growth Fund                     $  6,158   $    656   $    317   $ 27,619         --   $  1,974   $    955   $ 60,094
International Stock Fund        $ 33,220   $ 16,772   $    926         --         --   $ 50,314   $  2,779         --
Mid Cap Growth Fund             $  3,951   $  6,146   $    961   $  1,471   $ 53,629   $ 18,438   $  2,884   $  3,187
Real Estate Equity Fund         $  8,682   $  4,868   $  3,093         --         --   $ 14,683   $  9,358         --
Technology Fund                 $    268   $    713   $     15         --         --   $  2,141   $     45         --
Strategic Investor Fund         $ 90,202   $  4,448   $    817         --         --   $ 13,343   $  2,452         --
Balanced Fund                   $    627   $  3,214   $    965         --         --   $  9,659   $  2,895         --
Short Term Bond Fund            $ 40,856   $ 33,762   $ 21,747   $  1,831   $ 29,593   $101,746   $ 65,542   $  7,934
Fixed Income Securities Fund    $  6,743   $  5,877   $  3,334         --         --   $ 17,681   $ 10,050         --
National Municipal Bond Fund    $    437   $    674   $    460         --         --   $  2,029   $  1,384         --
Oregon Municipal Bond Fund      $  1,732   $  1,233   $  1,173         --         --   $  3,700   $  3,518         --
High Yield Fund                 $187,307   $ 99,160   $116,805         --         --   $298,743   $350,413         --

      Sales-related expenses of CFD relating to the Funds were:

COMMON STOCK FUND

                                                                   Fiscal Year Ended August 31, 2003
                                                       Class A Shares       Class B Shares       Class D Shares
                                                       --------------       --------------       --------------
Fees to FSFs                                                $801                $17,018               $ 982
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                         $113                $   415               $ 119
Allocated travel, entertainment and other
expenses                                                    $315                $ 1,152               $ 331

GROWTH FUND

                                                                             Fiscal Year Ended August 31, 2003
                                                       Class A Shares       Class B Shares       Class D Shares       Class G Shares
                                                       --------------       --------------       --------------       --------------
Fees to FSFs                                             $ 7,538               $19,898              $ 2,254               $ 9,890
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                      $   993               $   419              $   270               $ 1,296
Allocated travel, entertainment and other
expenses                                                 $ 2,756               $ 1,163              $   748               $ 3,597

INTERNATIONAL STOCK FUND

                                                                   Fiscal Year Ended August 31, 2003
                                                       Class A Shares       Class B Shares       Class D Shares
                                                       --------------       --------------       --------------
Fees to FSFs                                               $37,861              $45,751              $1,232
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                        $ 2,177              $ 1,813              $  151
Allocated travel, entertainment and other
expenses                                                   $ 6,041              $ 5,030              $  419

MID CAP GROWTH FUND

                                                                          Fiscal Year Ended August 31, 2003
                                                      Class A Shares  Class B Shares  Class D Shares  Class G Shares  Class T Shares
                                                      --------------  --------------  --------------  --------------  --------------
Fees to FSFs                                             $ 4,177         $89,158         $3,075            $533           $    0
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                      $ 7,590         $   947         $  369            $105           $1,300
Allocated travel, entertainment and other
expenses                                                 $21,061         $ 2,627         $1,023            $293           $3,608

REAL ESTATE EQUITY FUND

                                                                 Fiscal Year Ended August 31, 2003
                                                       Class A Shares       Class B Shares       Class D Shares
                                                       --------------       --------------       --------------
Fees to FSFs                                               $28,889             $137,484              $25,520
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                        $11,847             $  3,253              $ 3,229
Allocated travel, entertainment and other
expenses                                                   $32,876             $  9,028              $ 8,960

TECHNOLOGY FUND

                                                                 Fiscal Year Ended August 31, 2003
                                                       Class A Shares       Class B Shares       Class D Shares
                                                       --------------       --------------       --------------
Fees to FSFs                                                $197                $48,010               $104
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                         $340                $ 1,142               $ 14
Allocated travel, entertainment and other
expenses                                                    $945                $ 3,170               $ 39

STRATEGIC INVESTOR FUND

                                                                  Fiscal Year Ended August 31, 2003
                                                       Class A Shares       Class B Shares       Class D Shares
                                                       --------------       --------------       --------------
Fees to FSFs                                               $71,685              $30,081              $2,297
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                        $ 1,968              $   844              $  246
Allocated travel, entertainment and other
expenses                                                   $ 5,462              $ 2,342              $  683

BALANCED FUND

                                                                   Fiscal Year Ended August 31, 2003
                                                       Class A Shares       Class B Shares       Class D Shares
                                                       --------------       --------------       --------------
Fees to FSFs                                               $1,411               $99,207              $4,165
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                        $  399               $ 2,380              $  501
Allocated travel, entertainment and other
expenses                                                   $1,108               $ 6,604              $1,390

SHORT TERM BOND FUND

                                                                             Fiscal Year Ended August 31, 2003
                                                      Class A Shares  Class B Shares  Class D Shares  Class G Shares  Class T Shares
                                                      --------------  --------------  --------------  --------------  --------------
Fees to FSFs                                             $121,751        $713,268        $149,838          $708          $    0
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                      $ 42,543        $ 20,665        $ 17,539          $ 48          $  926
Allocated travel, entertainment and other
expenses                                                 $118,055        $ 57,346        $ 48,669          $135          $2,570

FIXED INCOME SECURITIES FUND

                                                                    Fiscal Year Ended August 31, 2003
                                                       Class A Shares       Class B Shares       Class D Shares
                                                       --------------       --------------       --------------
Fees to FSFs                                               $42,926             $105,543              $29,105
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                        $ 8,953             $  2,953              $ 3,530
Allocated travel, entertainment and other expenses         $24,845             $  8,195              $ 9,794

NATIONAL MUNICIPAL BOND FUND

                                                                    Fiscal Year Ended August 31, 2003
                                                       Class A Shares       Class B Shares       Class D Shares
                                                       --------------       --------------       --------------
Fees to FSFs                                              $32,257               $14,999              $ 4,195
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                       $   385               $   375              $   491
Allocated travel, entertainment and other
expenses                                                  $ 1,069               $ 1,040              $ 1,363

OREGON MUNICIPAL BOND FUND

                                                                  Fiscal Year Ended August 31, 2003
                                                       Class A Shares       Class B Shares       Class D Shares
                                                       --------------       --------------       --------------
Fees to FSFs                                               $1,581               $27,711              $6,544
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                        $1,929               $   782              $  773
Allocated travel, entertainment and other
expenses                                                   $5,353               $ 2,171              $2,146

HIGH YIELD FUND

                                                                Fiscal Year Ended August 31, 2003
                                                       Class A Shares       Class B Shares       Class D Shares
                                                       --------------       --------------       --------------
Fees to FSFs                                              $367,134            $2,606,094            $866,400
Allocated cost of sales material relating to the
Fund (including printing, mailing and other
promotion expenses)                                       $218,287            $   75,141            $103,323
Allocated travel, entertainment and other
expenses                                                  $605,741            $  208,514            $286,719

                   PURCHASE, REDEMPTION AND PRICING OF SHARES

PURCHASES AND REDEMPTIONS

      A detailed discussion of how you may purchase, redeem and exchange each class of shares in a Fund is discussed in the Prospectus applicable to such class. The following information and policies are supplemental to that found in the applicable Prospectus.

      Each Fund will generally accept unconditional orders for shares to be executed at the public offering price based on the NAV per share next determined after the order is placed in good order. The public offering price is the NAV plus the applicable sales charge, if any. In the case of orders for purchase of shares placed through FSFs, the public offering price will be determined on the day the order is placed in good order, but only if the FSF receives the order prior to the time at which shares are valued and transmits it to a Fund before the Fund processes that day's transactions. If the FSF fails to transmit before a Fund processes that day's transactions, the customer's entitlement to that day's closing price must be settled between the customer and the FSF. If the FSF receives the order after the time at which the Fund values its shares, the price will be based on the NAV determined as of the close of the New York Stock Exchange ("Exchange") on the next day it is open. If funds for the purchase of shares are sent directly to CFS, they will be invested at the public offering price next determined after receipt in good order. Payment for shares of a Fund must be in U.S. dollars; if made by check, the check must be drawn on a U.S. bank.

      Each Fund receives the entire NAV of shares sold. For shares subject to an initial sales charge, CFD's commission is the sales charge shown in the Fund's Prospectus less any applicable FSF discount. The FSF discount is the same for all FSFs, except that CFD retains the entire sales charge on any sales made to a shareholder who does not specify a FSF on the Investment Account Application ("Application"), and except that CFD may from time to time reallow additional amounts to all or certain FSFs. CFD generally retains some or all of any asset-based sales charge (distribution fee) or contingent deferred sales charge. Such charges generally reimburse CFD for any up-front and/or ongoing commissions paid to FSFs.

      Checks presented for the purchase of shares of a Fund which are returned by the purchaser's bank or checkwriting privilege checks for which there are insufficient funds in a shareholder's account to cover redemption will subject such purchaser or shareholder to a $15 service fee for each check returned. Checks must be drawn on a U.S. bank and must be payable in U.S. dollars.

      CFS acts as the shareholder's agent whenever it receives instructions to carry out a transaction on the shareholder's account. Upon receipt of instructions that shares are to be purchased for a shareholder's account, the designated FSF will receive the applicable sales commission. Shareholders may change FSFs at any time by written notice to CFS, provided the new FSF has a sales agreement with CFD.

      Shares credited to an account are transferable upon written instructions in good order to CFS and may be redeemed as described in the Prospectus. Certificates will not be issued. Shareholders may send any certificates which have been previously acquired to CFS for deposit to their account.

      CFD may, at its expense, provide special sales incentives (such as cash payments in addition to the commissions specified in the Funds' applicable Prospectus) to FSFs that agree to promote the sale of shares of the Funds or other funds that CFD distributes. At its discretion, CFD may offer special sales incentives only to selected FSFs or to FSFs who have previously sold or expect to sell significant amounts of the Funds' shares.

SPECIAL PURCHASE PROGRAMS/INVESTOR SERVICES

      The following special purchase programs/investor services may be changed or eliminated at any time.

      AUTOMATIC INVESTMENT PLAN. As a convenience to investors, shares of the Funds may be purchased through the Automatic Investment Plan. Preauthorized monthly electronic funds transfers for a fixed amount of at least $50 are used to purchase a Fund's shares at the public offering price next determined after CFD receives the proceeds from the transfer. If your Automatic Investment Plan purchase is by electronic funds transfer, you may request the Automatic Investment Plan purchase for any day. Further information and application forms are available from FSFs or from CFD.

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      AUTOMATED DOLLAR COST AVERAGING. The Automated Dollar Cost Averaging
program allows you to exchange $100 or more on a monthly basis from any mutual fund distributed by CFD in which you have a current balance of at least $5,000 into the same class of shares of up to four other funds. Complete the Automated Dollar Cost Averaging section of the Application. The designated amount will be exchanged on the third Tuesday of each month. There is no charge for exchanges made pursuant to the Automated Dollar Cost Averaging program. Exchanges will continue so long as your Fund balance is sufficient to complete the transfers. Your normal rights and privileges as a shareholder remain in full force and effect. Thus you can buy any Fund, exchange between the same class of shares by written instruction or by telephone exchange if you have so elected and withdraw amounts from any Fund, subject to the imposition of any applicable CDSC.

      Any additional payments or exchanges into your Fund will extend the time of the Automated Dollar Cost Averaging program.

      An exchange is generally a capital sale transaction for federal income tax purposes. You may terminate your program, change the amount of the exchange (subject to the $100 minimum), or change your selection of Funds, by telephone or in writing; if in writing by mailing your instructions to Columbia Funds Services, Inc. P.O. Box 1722, Boston, MA 02105-1722.

      You should consult your FSF to determine whether or not the Automated Dollar Cost Averaging program is appropriate for you.

      TAX-SHELTERED RETIREMENT PLANS. CFD offers prototype tax-qualified plans, including Individual Retirement Accounts (IRAs), and Pension and Profit-Sharing Plans for individuals, corporations, employees and the self-employed. The minimum initial Retirement Plan investment is $25. Columbia Trust Company serves as Trustee of CFD prototype plans and charges a $20 annual fee. Detailed information concerning these Retirement Plans and copies of the Retirement Plans are available from CFD.

      Participants in non-CFD prototype Retirement Plans (other than IRAs) also are charged a $10 annual fee unless the plan maintains an omnibus account with CFS. Participants in CFD prototype Plans (other than IRAs) who liquidate the total value of their account will also be charged a $15 close-out processing fee payable to CFS. The fee is in addition to any applicable CDSC. The fee will not apply if the participant uses the proceeds to open a CFD IRA Rollover account in any Fund, or if the Plan maintains an omnibus account.

      Consultation with a competent financial and tax advisor regarding these Plans and consideration of the suitability of Fund shares as an investment under the Employee Retirement Income Security Act of 1974 or otherwise is recommended.

      TELEPHONE ADDRESS CHANGE SERVICES. By calling CFS, shareholders or their FSF of record may change an address on a recorded telephone line. Confirmations of address change will be sent to both the old and the new addresses. Telephone redemption privileges are suspended for 30 days after an address change is effected.

      CASH CONNECTION. Dividends and any other distributions, including Systematic Withdrawal Plan (SWP) payments, may be automatically deposited to a shareholder's bank account via electronic funds transfer. Shareholders wishing to avail themselves of this electronic transfer procedure should complete the appropriate sections of the Application.

      AUTOMATIC DIVIDEND DIVERSIFICATION. The automatic dividend diversification reinvestment program (ADD) generally allows shareholders to have all distributions from a Fund automatically invested in the same class of shares of another Fund. An ADD account must be in the same name as the shareholder's existing open account with the particular Fund. Call CFS for more information at 1-800-422-3737 or, if you are a Class Z shareholder, at 1-800-338-2550.

PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES

      CFD offers several plans by which an investor may obtain reduced initial or contingent deferred sales charges. These plans may be altered or discontinued at any time.

      RIGHT OF ACCUMULATION (CLASS A, B AND T ONLY). Reduced sales charges on Class A, B and T shares can be effected by combining a current purchase with prior purchases of shares of all classes of the funds distributed by CFD. The applicable sales charge is based on the combined total of:

      1. The current purchase; and

      2. The value at the public offering price at the close of business on the previous day of all shares (of any class) of funds distributed by CFD held by the shareholder, the shareholder's spouse or the shareholder's minor children (except shares of

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      any money market fund, unless such shares were acquired by exchange from
      Class A or Class T shares of another non-money market fund).

      CFD must be promptly notified of each purchase which entitles a shareholder to a reduced sales charge. Such reduced sales charge will be applied upon confirmation of the shareholder's holdings by CFS. A Fund may terminate or amend this Right of Accumulation.

      STATEMENT OF INTENT (CLASS A AND CLASS T SHARES ONLY). Any person may qualify for reduced sales charges on purchases of Class A and T shares made within a thirteen-month period pursuant to a Statement of Intent ("Statement"). A shareholder may include, as an accumulation credit toward the completion of such Statement, the value of all shares (of any class) of funds distributed by CFD held by the shareholder on the date of the Statement (except shares of any money market fund, unless such shares were acquired by exchange from Class A or Class T shares of another non-money market fund). The value is determined at the public offering price on the date of the Statement. Purchases made through reinvestment of distributions do not count toward satisfaction of the Statement.

      During the term of a Statement, CFS will hold shares in escrow to secure payment of the higher sales charge applicable to Class A or Class T shares actually purchased. Dividends and capital gains will be paid on all escrowed shares and these shares will be released when the amount indicated has been purchased. A Statement does not obligate the investor to buy or a Fund to sell the amount of the Statement.

      If a shareholder exceeds the amount of the Statement and reaches an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of expiration of the Statement. The resulting difference in offering price will purchase additional shares for the shareholder's account at the applicable offering price. As a part of this adjustment, the FSF shall return to CFD the excess commission previously paid during the thirteen-month period.

      If the amount of the Statement is not purchased, the shareholder shall remit to CFD an amount equal to the difference between the sales charge paid and the sales charge that should have been paid. If the shareholder fails within twenty days after a written request to pay such difference in sales charge, CFS will redeem that number of escrowed Class A shares to equal such difference. The additional amount of FSF discount from the applicable offering price shall be remitted to the shareholder's FSF of record.

      Additional information about and the terms of Statements of Intent are available from your FSF, or from CFS at 1-800-345-6611.

      REINSTATEMENT PRIVILEGE. An investor who has redeemed Class A, B, C, D, G or T shares may, upon request, reinstate within one year a portion or all of the proceeds of such sale in shares of Class A of any Fund at the NAV next determined after CFS receives a written reinstatement request and payment. Investors who desire to exercise this privilege should contact their FSF or CFS. Shareholders may exercise this privilege an unlimited number of times. Exercise of this privilege does not alter the Federal income tax treatment of any capital gains realized on the prior sale of Fund shares, but to the extent any such shares were sold at a loss, some or all of the loss may be disallowed for tax purposes. Consult your tax advisor.

      PRIVILEGES OF FINANCIAL SERVICES FIRMS. Class A shares of certain Funds may be sold at NAV to registered representatives and employees of FSFs (including their affiliates) that are parties to dealer agreements or other sales arrangements with CFD; and such persons' families and their beneficial accounts.

      PRIVILEGES OF CERTAIN SHAREHOLDERS. Any shareholder eligible to buy Class Z shares may purchase Class A shares of any fund distributed by CFD at NAV in those cases where a Class Z share is not available. Qualifying shareholders will not be subject to any Class A initial sales charge or CDSC; however, they will be subject to the annual Rule 12b-1 service fee.

      EXCHANGES FOR AFFILIATES OF CFD. Clients of affiliates of CFD who have previously purchased shares of other investment companies distributed by CFD and have been charged a front-end load or other sales charge on such purchases may exchange those shares for Class A shares of any funds distributed by CFD, without incurring an additional front-end load or sales charge for those exchanged shares. Certain funds may charge an annual 12b-1 distribution and service fee.

      SPONSORED ARRANGEMENTS. Class A shares of the Funds may be purchased at a reduced or no sales charge pursuant to sponsored arrangements, which include programs under which an organization makes recommendations to, or permits group solicitation of, its employees, members or participants in connection with the purchase of shares of a Fund on an individual basis. The amount of the sales charge reduction will reflect the anticipated reduction in sales expense associated with sponsored arrangements. The reduction in sales expense, and therefore the reduction in sales charge, will vary depending on factors such as the size and stability of the organization's group, the term of the organization's existence and certain characteristics of the members of its group. The Funds reserve the right to revise the terms of or to suspend or discontinue sales pursuant to sponsored plans at any time.

      WAIVER OF CONTINGENT DEFERRED SALES CHARGES ("CDSCs") (CLASSES A, B, C, D, G AND T, EXCEPT AS NOTED) CDSCs may be waived on redemptions in the following situations with the proper documentation:

            1. Death. CDSCs may be waived on redemptions within one year (no such limit for G and T shares) following the death of (i) the sole shareholder on an individual account, (ii) a joint tenant where the surviving joint tenant is the deceased's spouse (no spousal requirement for G and T shares), or (iii) the beneficiary of a Uniform Gifts to Minors Act (UGMA), Uniform Transfers to Minors Act (UTMA) or other custodial account. If, upon the occurrence of one of the foregoing, the account is transferred to an account registered in the name of the deceased's estate, the CDSC will be waived on any redemption from the estate account occurring within one year after the death. If the shares are not redeemed within one year of the death (except for G and T shares), they will remain subject to the applicable CDSC, when redeemed from the transferee's account. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

            2. Systematic Withdrawal Plan (SWP). CDSCs may be waived on redemptions occurring pursuant to a monthly, quarterly or semi-annual SWP established with CFS, to the extent the redemptions do not exceed, on an annual basis, 12% of the account's value, so long as at the time of the first SWP redemption the account had had distributions reinvested for a period at least equal to the period of the SWP (e.g., if it is a quarterly SWP, distributions must have been reinvested at least for the three-month period prior to the first SWP redemption). Otherwise, CDSCs will be charged on SWP redemptions until this requirement is met; this requirement does not apply if the SWP is set up at the time the account is established, and distributions are being reinvested. See below under "How to Sell Shares - Systematic Withdrawal Plan."

            3. Disability. CDSCs may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Code). To be eligible for such waiver, (i) the disability must arise AFTER the purchase of shares AND (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

            4. Death of a trustee. CDSCs may be waived on redemptions occurring upon dissolution of a revocable living or grantor trust following the death of the sole trustee where (i) the grantor of the trust is the sole trustee and the sole life beneficiary, (ii) death occurs following the purchase AND (iii) the trust document provides for dissolution of the trust upon the trustee's death. If the account is transferred to a new registration (including that of a successor trustee), the applicable CDSC will be charged upon any subsequent redemption.

            5. Returns of excess contributions. CDSCs may be waived on redemptions required to return excess contributions made to retirement plans or individual retirement accounts, so long as the FSF agrees to return the applicable portion of any commission paid by CFD.

            6. Qualified Retirement Plans. CDSCs may be waived on redemptions required to make distributions from qualified retirement plans following normal retirement (as stated in the document). CDSCs also will be waived on SWP redemptions made to make required minimum distributions from qualified retirement plans that have invested in funds distributed by CFD for at least two years.

      The CDSC also may be waived where the FSF agrees to return all or an agreed upon portion of the commission earned on the sale of the shares being redeemed.

HOW TO SELL SHARES

      Shares may also be sold on any day the Exchange is open, either directly to a Fund or through the shareholder's FSF. Sale proceeds generally are sent within seven days (usually on the next business day after your request is received in good form). However, for shares recently purchased by check, a Fund may delay selling your shares for up to 15 days in order to protect the Fund against financial losses and dilution in net asset value caused by dishonored purchase payment checks.

      To sell shares directly to a Fund, send a signed letter of instruction or stock power form to CFS, along with any certificates for shares to be sold. The sale price is the net asset value (less any applicable CDSC) next calculated after a Fund receives the request in proper

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

form. Signatures must be guaranteed by a bank, a member firm of a national stock exchange or another eligible guarantor institution. Stock power forms are available from FSFs, CFS and many banks. Additional documentation is required for sales by corporations, agents, fiduciaries, surviving joint owners and individual retirement account holders. Call CFS for more information at 1-800-345-6611.

      FSFs must receive requests before the time at which a Fund's shares are valued to receive that day's price. FSFs are responsible for furnishing all necessary documentation to CFS and may charge for this service.

      SYSTEMATIC WITHDRAWAL PLAN. If a shareholder's account balance is at least $5,000, the shareholder may establish a SWP. A specified dollar amount or percentage of the then current net asset value of the shareholder's investment in any Fund designated by the shareholder will be paid monthly, quarterly or semi-annually to a designated payee. The amount or percentage the shareholder specifies generally may not, on an annualized basis, exceed 12% of the value, as of the time the shareholder makes the election, of the shareholder's investment. Withdrawals from Class B, Class C and Class D shares of the Fund under a SWP will be treated as redemptions of shares purchased through the reinvestment of Fund distributions, or, to the extent such shares in the shareholder's account are insufficient to cover Plan payments, as redemptions from the earliest purchased shares of such Fund in the shareholder's account. No CDSCs apply to a redemption pursuant to a SWP of 12% or less, even if, after giving effect to the redemption, the shareholder's account balance is less than the shareholder's base amount. Qualified plan participants who are required by Internal Revenue Service regulation to withdraw more than 12%, on an annual basis, of the value of their Class B, Class C and Class D share account may do so but will be subject to a CDSC ranging from 1% to 5% of the amount withdrawn in excess of 12% annually. If a shareholder wishes to participate in a SWP, the shareholder must elect to have all of the shareholder's income dividends and other Fund distributions payable in shares of the Fund rather than in cash.

      A shareholder or a shareholder's FSF of record may establish a SWP account by telephone on a recorded line. However, SWP checks will be payable only to the shareholder and sent to the address of record. SWPs from retirement accounts cannot be established by telephone.

      A shareholder may not establish a SWP if the shareholder holds shares in certificate form. Purchasing additional shares (other than through dividend and distribution reinvestment) while receiving SWP payments is ordinarily disadvantageous because of duplicative sales charges. For this reason, a shareholder may not maintain a plan for the accumulation of shares of a Fund (other than through the reinvestment of dividends) and a SWP at the same time.

      SWP payments are made through share redemptions, which may result in a gain or loss for tax purposes, may involve the use of principal and may eventually use up all of the shares in a shareholder's account.

      A Fund may terminate a shareholder's SWP if the shareholder's account balance falls below $5,000 due to any transfer or liquidation of shares other than pursuant to the SWP. SWP payments will be terminated on receiving satisfactory evidence of the death or incapacity of a shareholder. Until this evidence is received, CFS will not be liable for any payment made in accordance with the provisions of a SWP.

      The cost of administering SWPs for the benefit of shareholders who participate in them is borne by a Fund as an expense of all shareholders.

      Shareholders whose positions are held in "street name" by certain FSFs may not be able to participate in a SWP. If a shareholder's Fund shares are held in "street name," the shareholder should consult his or her FSF to determine whether he or she may participate in a SWP.

      TELEPHONE REDEMPTIONS. All Fund shareholders and/or their FSFs are automatically eligible to redeem up to $100,000 of the Fund's shares by calling 1-800-345-6611 toll-free any business day between 9:00 a.m. and the close of trading of the Exchange (normally 4:00 p.m. Eastern time). Transactions received after 4:00 p.m. Eastern time will receive the next business day's closing price. Telephone redemptions are limited to a total of $100,000 in a 30-day period. Redemptions that exceed $100,000 may be accomplished by placing a wire order trade through a broker or furnishing a signature guarantee request. Telephone redemption privileges for larger amounts may be elected on the Application. CFS will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Telephone redemptions are not available on accounts with an address change in the preceding 30 days and proceeds and confirmations will only be mailed or sent to the address of record unless the redemption proceeds are being sent to a pre-designated bank account. Shareholders and/or their FSFs will be required to provide their name, address and account number. FSFs will also be required to provide their broker number. All telephone transactions are recorded. A loss to a shareholder may result from an unauthorized transaction reasonably believed to have been authorized. No shareholder is obligated to execute the telephone authorization form or to use the telephone to execute transactions.

      CHECKWRITING (COLUMBIA DAILY INCOME FUND ONLY). Shares may be redeemed by check if a shareholder has previously completed an Application and Signature Card. CFS will provide checks to be drawn on Boston Safe Deposit and Trust Company (the "Bank"). These checks may be made payable to the order of any person in the amount of not less than $250 for shares of the Daily Income Fund and not more than $100,000. The shareholder will continue to earn dividends on shares until a check is presented to the Bank for payment. At such time a sufficient number of full and fractional shares will be redeemed at the next determined net asset value to cover the amount of the check. Certificate shares may not be redeemed in this manner.

      Shareholders utilizing checkwriting drafts will be subject to the Bank's rules governing checking accounts. There is currently no charge to the shareholder for the use of checks, however, you may incur customary fees for services such as a stop payment request or a request for copies of a check. The shareholder should make sure that there are sufficient shares in his or her open account to cover the amount of any check drawn since the net asset value of shares will fluctuate. If insufficient shares are in the shareholder's open account, the check will be returned marked "insufficient funds" and no shares will be redeemed; the shareholder will be charged a $15 service fee for each check returned. It is not possible to determine in advance the total value of an open account because prior redemptions and possible changes in net asset value may cause the value of an open account to change. Accordingly, a check redemption should not be used to close an open account. In addition, a check redemption, like any other redemption, may give rise to taxable capital gains.

      NON CASH REDEMPTIONS. For redemptions of any single shareholder within any 90-day period exceeding the lesser of $250,000 or 1% of a Fund's net asset value, the Fund may make the payment or a portion of the payment with portfolio securities held by that Fund instead of cash, in which case the redeeming shareholder may incur brokerage and other costs in selling the securities received.

DISTRIBUTIONS

      Distributions are invested in additional shares of the same class of a Fund at net asset value unless the shareholder elects to receive cash. Regardless of the shareholder's election, distributions of $10 or less will not be paid in cash, but will be invested in additional shares of the same class of the Fund at net asset value. Undelivered distribution checks returned by the post office will be reinvested in your account. If a shareholder has elected to receive dividends and/or capital gain distributions in cash and the postal or other delivery service selected by CFS is unable to deliver checks to the shareholder's address of record, such shareholder's distribution option will automatically be converted to having all dividend and other distributions reinvested in additional shares. No interest will accrue on amounts represented by uncashed distribution or redemption checks. Shareholders may reinvest all or a portion of a recent cash distribution without a sales charge. A shareholder request must be received within 30 calendar days of the distribution. A shareholder may exercise this privilege only once. No charge is currently made for reinvestment.

      Shares of the Daily Income Fund will normally earn dividends starting with the date the Fund receives payment for the shares and will continue through the day before the shares are redeemed, transferred or exchanged.

HOW TO EXCHANGE SHARES

      Shares of a Fund may be exchanged for the same class of shares of the other continuously offered funds (with certain exceptions) distributed by CFD on the basis of the NAVs per share at the time of exchange. Class D shares may be exchanged for Class C shares. Class Z shares may be exchanged for Class A shares of the other funds that are not offering Class Z shares. Class G shares can be exchanged for Class B shares, but once exchanged into Class B cannot be reexchanged back into Class G. Class T shares can be exchanged for Class A shares, but once exchanged into Class A cannot be reexchanged back into Class T. The prospectus of each Fund describes its investment objective and policies, and shareholders should obtain a prospectus and consider these objectives and policies carefully before requesting an exchange. Shares of certain of these funds are not available to residents of all states. Consult CFS before requesting an exchange.

      By calling CFS, shareholders or their FSF of record may exchange among accounts with identical registrations, provided that the shares are held on deposit. During periods of unusual market changes or shareholder activity, shareholders may experience delays in contacting CFS by telephone to exercise the telephone exchange privilege. Because an exchange involves a redemption and reinvestment in another fund, completion of an exchange may be delayed under unusual circumstances, such as if the fund suspends repurchases or postpones payment for the Fund shares being exchanged in accordance with federal securities law. CFS will also make exchanges upon receipt of a written exchange request and share certificates, if any. If the shareholder is a corporation, partnership, agent, or surviving joint owner, CFS will require customary additional documentation. Prospectuses of the other funds are available from the CFD Literature Department by calling 1-800-426-3750.

      A loss to a shareholder may result from an unauthorized transaction reasonably believed to have been authorized. No shareholder is obligated to use the telephone to execute transactions.

      If you are seeking to exchange Class A shares of your Fund for Class A shares of another fund distributed by CFD, the fund into which you wish to exchange may deny your exchange request if that fund has a higher maximum sales charge and you have held your Class A shares for less than five months. Consult your FSF or CFS. In all cases, the shares to be exchanged must be registered on the records of the Fund in the name of the shareholder desiring to exchange.

      An exchange is generally a capital sale transaction for federal income tax purposes. The exchange privilege may be revised, suspended or terminated at any time.

      The Funds also reserve the right to close a shareholder account if the shareholder's actions are deemed to be detrimental to the Fund or its shareholders, including, without limitation, violating the exchange policy set forth in its Prospectus. If a Fund redeems shares, payment will be made promptly at the current net asset value. A redemption may result in a realized capital gain or loss.

PRICING OF SHARES

      The net asset value ("NAV") per share of each Fund is determined by the Advisor, under procedures approved by the directors, as of the close of regular trading (normally 4:00 p.m. New York time) on each day the NYSE is open for business and at other times determined by the directors. The NAV per share is computed by dividing the value of all assets of the Fund, less its liabilities, by the number of shares outstanding.

      A Fund may suspend the determination of the NAV of a Fund and the right of redemption for any period (1) when the NYSE is closed, other than customary weekend and holiday closings, (2) when trading on the NYSE is restricted, (3) when an emergency exists as a result of which sale of securities owned by the Fund is not reasonably practicable or it is not reasonably practicable for the Fund to determine the value of the Fund's assets, or (4) as the SEC may by order permit for the protection of security holders, provided the Fund complies with rules and regulations of the SEC, which govern as to whether the conditions prescribed in (2) or (3) exist. The NYSE observes the following holidays: New Year's Day, Martin Luther King, Jr.'s Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas.

      For purposes of calculating the NAV of a Fund's shares, the following procedures are utilized whenever applicable. Each Fund's equity securities are valued at the last sale price on the securities exchange or national securities markets at which such securities primarily are traded. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued using the last bid price. Each Fund purchasing debt securities uses market value to value such securities as quoted by an independent pricing service, dealers who are market makers in the securities or by procedures and guidelines approved by the Funds' Board of Directors. Market values are generally based on the average of bid and ask prices, or by reference to other securities with comparable ratings, interest rates and maturities. Certain securities for which daily market quotations are not readily available, or for which the Advisor believes the quotations do not accurately value the security in question, may be fair valued by the Advisor, pursuant to guidelines established by the Funds' Board of Directors.

      Investments in the Daily Income Company and other temporary cash investments are carried at values deemed best to reflect their fair values as determined in good faith by the Advisor, under procedures adopted by the Funds' Board of Directors. These values are based on cost, adjusted for amortization of discount or premium and accrued interest, unless unusual circumstances indicate that another method of determining fair value should be used.

      The value of assets or liabilities initially expressed in a foreign currency will, on a daily basis, be converted into U.S. dollars. Foreign securities will generally be valued based upon the most recent closing price on their principal exchange, or based upon the most recent price obtained by the Fund, if the security is not priced on an exchange, even if the close of that exchange or price determination is earlier than the time of the Funds' NAV calculation. In the case of such foreign security, if an event that is likely to affect materially the value of a portfolio security occurs between the time the foreign price is determined and the time the Fund's NAV is calculated, it may be necessary to value the security in light of that event.

                                    CUSTODIAN

      State Street Bank and Trust Company (the "Custodian"), 225 Franklin Street, Boston, Massachusetts 02101 acts as the Funds' general custodian, for both domestic and foreign securities. Through June 2002, U.S. Bank N.A. acted as the general custodian for the Funds (except the International Stock Fund) with respect to domestic securities and J.P. Morgan Chase & Co. acted as the general

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custodian for the International Stock Fund and provided custody services to those Funds that invest in foreign securities. The Custodian holds securities and cash of the Funds, receives and pays for securities purchased, delivers against payment securities sold, receives and collects income from investments, makes all payments covering expenses of the Funds, and performs other administrative duties, all as directed by authorized officers of the Advisor. The Custodian does not exercise any supervisory function in the purchase and sale of portfolio securities or payment of dividends.

      Portfolio securities purchased in the United States are maintained in the custody of the Custodian. Portfolio securities purchased outside the United States by the Funds are maintained in the custody of foreign banks, trust companies, or depositories that have sub-custodian arrangements with the Custodian (the "foreign sub-custodians"). Each of the domestic and foreign custodial institutions that may hold portfolio securities of the Funds has been approved by the Board of Directors of the Funds or, in the case of foreign securities, by the Custodian, as a delegate of the Board of Directors, all in accordance with regulations under the 1940 Act.

      The Advisor determines whether it is in the best interest of the Funds and their shareholders to maintain a Fund's assets in each of the countries in which the Fund invests ("Prevailing Market Risk"). The review of Prevailing Market Risk includes an assessment of the risk of holding a Fund's assets in a country, including risks of expropriation or imposition of exchange controls. In evaluating the foreign sub-custodians, the Board of Directors, or its delegate, will review the operational capability and reliability of the foreign sub-custodian. With respect to foreign investments and the selection of foreign sub-custodians, however, there is no assurance that the Funds, and the value of their shares, will not be adversely affected by acts of foreign governments, financial or operational difficulties of the foreign sub-custodians, difficulties and cost of obtaining jurisdiction over, or enforcing judgments against, the foreign sub-custodians, or the application of foreign law to a Fund's foreign sub-custodial arrangement. Accordingly, an investor should recognize that the risks involved in holding assets abroad are greater than those associated with investing in the United States.

                              INDEPENDENT AUDITORS

      The financial statements of each Fund for the period ended August 31, 2003, the selected per share data and ratios under the caption "Financial Highlights," and the report of PricewaterhouseCoopers LLP, independent auditors, are included in the 2003 Annual Report to Shareholders of the Funds. PricewaterhouseCoopers LLP, 125 High Street, Boston, Massachusetts, 02110, in addition to examining the financial statements of the Funds, assists in the review of the tax returns of the Funds and in certain other matters.

                                      TAXES

FEDERAL INCOME TAXES

      Each Fund intends and expects to meet continuously the tests for qualification as a regulated investment company under Part I of Subchapter M of the Code. Each Fund believes it satisfies the tests to qualify as a regulated investment company. If a Fund were to fail to qualify as a "regulated investment company" in any year, it would incur a regular federal corporate income tax on all of its taxable income, whether or not distributed, and distributions would generally be taxable as ordinary dividend income to the shareholders.

      To qualify as a regulated investment company for any taxable year, each Fund must, among other things:

      (a) derive at least 90 percent of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities, or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies (the "90 Percent Test"); and

      (b) diversify its holdings so that, at the end of each quarter of its taxable year, (i) 50 percent or more of the value of the assets of the Fund consists of cash, government securities, securities of other registered investment companies and other securities limited, in respect of any one issuer of such other securities, to an amount not greater than 5 percent of the value of the assets of the Fund and 10 percent of the outstanding voting securities of such issuer, and (ii) not more than 25 percent of the value of the assets of the Fund is invested in the securities (other than government securities or securities of other regulated investment companies) of any one issuer or of

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two or more issuers that the Fund "controls" within the meaning of Section 851 of the Code and that meet certain requirements (the "Diversification Test"). In addition, a Fund must file, or have filed, a proper election with the Internal Revenue Service.

      Part I of Subchapter M of the Code will apply to a Fund during a taxable year only if it meets certain additional requirements. Among other things, the Fund must: (a) have a deduction for dividends paid (without regard to capital gain dividends) at least equal to the sum of 90 percent of its investment company taxable income (computed without any deduction for dividends paid) and 90 percent of its tax-exempt interest (net of expenses attributable to such interest), and (b) either (i) have been subject to Part I of Subchapter M for all taxable years ending after November 8, 1983 or (ii) as of the close of the taxable year have no earnings and profits accumulated in any taxable year to which Part I of Subchapter M did not apply.

      A regulated investment company that meets the requirements described above is taxed only on its "investment company taxable income," which generally equals the undistributed portion of its ordinary net income and any excess of net short-term capital gain over net long-term capital loss. In addition, any excess of net long-term capital gain over net short-term capital loss that is not distributed as a "capital gain dividend" is taxed to a Fund at corporate capital gain tax rates. The policy of each Fund is to apply capital loss carry-forwards as a deduction against future capital gains before making a capital gain distribution to shareholders. Under rules that are beyond the scope of this discussion, certain capital losses and certain net foreign currency losses resulting from transactions occurring in November and December of a taxable year may be taken into account either in that taxable year or in the following taxable year.

      If any net capital gains (i.e. the excess of net long-term capital gains over net short-term capital losses) are retained by a Fund, requiring federal income taxes to be paid thereon by the Fund, the Fund may elect to treat such capital gains as having been distributed to shareholders. In the case of such an election, shareholders will be taxed on such amounts as long-term capital gains, will be able to claim their proportional share of the federal income taxes paid by the Fund on such gains as credits against their own federal income tax liabilities, and generally will be entitled to increase the adjusted tax basis of their shares in the Fund by the differences between their pro rata shares of such gains and their tax credits.

      SPECIAL ASPECTS OF 90 PERCENT TEST WITH RESPECT TO FOREIGN CURRENCY. For purposes of the 90 Percent Test, foreign currency gains that are not directly related to a Fund's principal business of investing in stocks or securities (or options and futures with respect to stock or securities) may be excluded from qualifying income by regulation. No such regulations, however, have been issued.

      Unless an exception applies, a Fund may be required to recognize some income with respect to foreign currency contracts under the mark-to-market rules of Section 1256 even though that income is not realized. Special rules under Sections 1256 and 988 of the Code determine the character of any income, gain, or loss on foreign currency contracts.

      OREGON MUNICIPAL BOND FUND AND NATIONAL MUNICIPAL BOND FUND. In certain cases, Subchapter M permits the character of tax-exempt interest received and distributed by a regulated investment company to flow through for federal tax purposes as tax-exempt interest to its shareholders, provided that 50 percent or more of the value of its assets at the end of each quarter is invested in tax-exempt assets such as municipal bonds. For purposes of this Statement of Additional Information, the term "municipal bonds" refers to obligations that pay interest that is tax-exempt under Section 103 of the Code. For purposes of this Statement of Additional Information, the term "tax-exempt interest" refers to interest that is not includable in gross income for federal income tax purposes. As discussed below, however, tax-exempt interest may result in an increase in the taxes of the recipient because of the alternative minimum tax, the environmental tax, the branch profits tax, or under other provisions of the Code that are beyond the scope of this Statement of Additional Information. The Oregon Municipal Bond Fund and the National Municipal Bond Fund intend to have at least 50 percent of the value of their total assets at the close of each quarter of their taxable year consist of obligations the interest on which is not includable in gross income for federal income tax purposes under Section 103 of the Code. As a result, the Oregon Municipal Bond Fund's and the National Municipal Bond Fund's dividends payable from net tax-exempt interest earned from municipal bonds should qualify as exempt-interest dividends.

      Distributions properly designated by the Oregon Municipal Bond Fund and the National Municipal Bond Fund as representing net tax-exempt interest received on municipal bonds (including municipal bonds of Guam, Puerto Rico, and certain other issuers) will not be includable by shareholders in gross income for federal income tax purposes (except for shareholders who are, or are related to, "substantial users," as discussed below). Distributions representing net taxable interest received by the Oregon Municipal Bond Fund and the National Municipal Bond Fund from sources other than municipal bonds, representing the excess of net short-term capital gain over net long-term capital loss, or representing taxable accrued market discount on the sale or redemption of municipal bonds, will be taxable to shareholders as ordinary income.

      Any capital loss realized upon the redemption of shares of the Oregon Municipal Bond Fund and the National Municipal Bond Fund six months or less from the date of purchase of the shares and following receipt of an exempt-interest dividend will be disallowed to

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the extent of such exempt-interest dividend. Section 852(b)(4) of the Code contains special rules on the computation of a shareholder's holding period for this purpose.

      Dividends derived from any investments other than tax-exempt bonds and any distributions of short-term capital gains are taxable to shareholders as ordinary income. Any distributions of long-term capital gains will in general be taxable to shareholders as long-term capital gains (generally subject to a maximum 15 percent tax rate for shareholders who are individuals) regardless of the length of time fund shares are held. As described below, as a result of 2003 legislation, qualifying dividend distributions to individual shareholders generally are taxed at the same rate that applies to long-term capital gains.

      A tax-exempt fund may at times purchase tax-exempt securities at a discount and some or all of this discount may be included in the fund's ordinary income which will be taxable when distributed. Any market discount recognized on a tax-exempt bond purchased after April 30, 1993, with a term at time of issue of one year or more is taxable as ordinary income. A market discount bond is a bond acquired in the secondary market at a price below its "stated redemption price" (in the case of a bond with original issue discount, its "revised issue price").

      Interest on indebtedness incurred or continued by shareholders to purchase or carry shares of the Oregon Municipal Bond Fund and the National Municipal Bond Fund will not be deductible for federal income tax purposes. Under rules issued by the Internal Revenue Service, the purchase of such shares may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of shares. Special rules that are beyond the scope of this Statement of Additional Information limit the deduction of interest paid by financial institutions. Investors with questions regarding these issues should consult their tax advisors.

      Dividends attributable to interest on certain private activity bonds issued after August 7, 1986 will be items of tax preference and must be included in alternative minimum taxable income for the purpose of determining liability, if any, for the 26-28 percent alternative minimum tax for individuals and the 20 percent alternative minimum tax for corporations. Furthermore, the alternative minimum taxable income for corporations includes an adjustment equal to 75 percent of the excess of "adjusted current earnings" over the corporation's other federal alternative minimum taxable income (computed without regard to "adjusted current earnings" and without regard to any "alternative tax net operating loss"). See Section 56(g) of the Code. For the purpose of alternative minimum tax for corporations, all exempt-interest dividends, less any interest expense incurred to purchase or carry shares paying exempt interest dividends, must be taken into account as "adjusted current earnings." In addition, exempt-interest dividends paid to corporate investors may be subject to tax under the environmental tax, which applies at the rate of 0.12 percent on the excess of the "modified alternative minimum taxable income" of the corporation over $2 million. See Section 59A of the Code.

      In some cases, exempt-interest dividends paid by the Oregon Municipal Bond Fund and the National Municipal Bond Fund may indirectly affect the amount of Social Security benefits or railroad retirement benefits that are taxable income to an investor. See Section 86 of the Code.

      Certain foreign corporations may be subject to the "branch profits tax" under Section 884 of the Code. The receipt of dividends from the Oregon Municipal Bond Fund and the National Municipal Bond Fund may increase the liability of the foreign corporation under the branch profits tax, even if such dividends are generally tax-exempt.

      "Substantial users" (or persons related thereto) of facilities financed by certain governmental obligations are not allowed to exclude from gross income interest on such obligations. "Substantial user" is defined under U.S. Treasury Regulations to include a non-exempt person (i) who regularly uses a part of such facilities in his or her trade or business and whose gross revenues derived with respect to the facilities financed by the issuance of bonds are more than 5 percent of the total revenues derived by all users of such facilities, (ii) who occupies more than 5 percent of the usable area of such facilities or (iii) for whom such facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" include certain related natural persons, affiliated corporations, a partnership and its partners, and an S corporation and its shareholders. No investigation as to the substantial users of the facilities financed by bonds in the Oregon Municipal Bond Fund's and the National Municipal Bond Fund's portfolios will be made by the Oregon Municipal Bond Fund and the National Municipal Bond Fund. Potential investors who may be, or may be related to, substantial users of such facilities should consult their tax advisors before purchasing shares of the Oregon Municipal Bond Fund or the National Municipal Bond Fund.

      At the respective times of issuance of the municipal bonds, opinions relating to the validity thereof and to the exemption of interest thereon from federal income tax generally were or will be rendered by bond counsel engaged by the respective issuing authorities. The Oregon Municipal Bond Fund and the National Municipal Bond Fund will not make any review of the issuance of the municipal bonds or of the basis for such opinions. An opinion concerning tax-exempt interest generally assumes continuing compliance with applicable standards and restrictions. Certain circumstances or actions by an issuer after the date of issuance can cause interest on municipal bonds to become includable in gross income. In some cases, the interest on such bonds could become taxable from the date of

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issuance. The Oregon Municipal Bond Fund and the National Municipal Bond Fund
will not monitor any issuers or any municipal bonds to attempt to ensure that the interest remains tax-exempt.

      If either the Oregon Municipal Bond Fund or the National Municipal Bond Fund declares dividends attributable to taxable interest it has received, it intends to designate as taxable the same percentage of the day's dividend that the actual taxable income earned on that day bears to total income earned on that day. Thus, the percentage of the dividend designated as taxable, if any, may vary from day to day.

      Shares of the Oregon Municipal Bond Fund and the National Municipal Bond Fund generally would not be a suitable investment for a tax-exempt institution, a tax-exempt retirement plan, or an individual retirement account. To the extent that such an entity or account is tax-exempt, no additional benefit would result from receiving tax-exempt dividends.

      From time to time, proposals have been introduced before Congress to restrict or eliminate the federal income tax exemption for interest on municipal bonds. Similar proposals may be introduced in the future. If such a proposal were enacted, the availability of municipal bonds for investment by the Oregon Municipal Bond Fund and the National Municipal Bond Fund and the value of portfolio securities held by the these Funds would be affected.

      HEDGING TRANSACTIONS. If a Fund engages in hedging transactions, including hedging transactions in options, futures contracts, and straddles, or other similar transactions, it will be subject to special tax rules (including constructive sale, mark-to-market, straddle, wash sale, and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders. Each Fund will endeavor to make any available elections pertaining to such transactions in a manner believed to be in the best interests of each Fund.

      Certain of a Fund's hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income (or, with respect to a tax-exempt Fund, the sum of its net tax-exempt and taxable income). If a Fund's book income exceeds its taxable income (or, with respect to a tax-exempt Fund, its tax-exempt income), the distribution (if any) of such excess will be treated as (i) a dividend to the extent of the Fund's remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter as a return of capital to the extent of the recipient's basis in the shares, and (iii) thereafter as gain from the sale or exchange of a capital asset. If a Fund's book income is less than its taxable income (or, for a tax-exempt Fund, the sum of its net tax-exempt and taxable income), the Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment.

      OTHER FUNDS. Shareholders of Funds other than the Oregon Municipal Bond Fund and the National Municipal Bond Fund are taxed on distributions of net investment income, or of any excess of net short-term capital gain over net long-term capital loss, as ordinary income. Income distributions to corporate shareholders from the Common Stock Fund, the Growth Fund, the Strategic Investor Fund, the International Stock Fund, the Mid Cap Growth Fund, and the Balanced Fund may qualify, in whole or part, for the federal income tax dividends-received deduction, depending on the amount of qualifying dividends received by the Fund. Qualifying dividends may include those paid to a Fund by domestic corporations but do not include those paid by foreign corporations. The dividends-received deduction equals 70 percent of qualifying dividends received from a Fund by a shareholder, and is subject to a holding period requirement. In addition, qualifying dividends are includable in adjusted current earnings for purposes of computing the corporate alternative minimum tax. However, distributions from the Daily Income Company, the Fixed Income Securities Fund, the Short Term Bond Fund and the High Yield Fund are unlikely to so qualify because the income of these Funds consists largely or entirely of interest rather than dividends. In addition, to the extent the Real Estate Fund's income is derived from interest and distributions from real estate investment trusts ("REITs"), distributions from that Fund will not qualify for the dividends-received deduction. Distributions of any excess of net long-term capital gain over net short-term capital loss from a Fund are ineligible for the dividends-received deduction.

      GENERAL CONSIDERATIONS. Distributions from a Fund (other than exempt-interest dividends) will be taxable to shareholders as ordinary income to the extent derived from the Fund's investment income and net short-term gains. Distributions properly designated by any Fund as representing the excess of net long-term capital gain over net short-term capital loss are taxable to shareholders at the applicable long-term capital gains rate, regardless of the length of time the shares of the Fund have been held by shareholders. For noncorporate taxpayers, the highest rate that applies to long-term capital gains is lower than the highest rate that applies to ordinary income; however, as a result of 2003 legislation, for taxable years beginning on or before December 31, 2008 qualifying dividend income distributions to individuals generally are taxed at the same rate that applies to long-term capital gains, subject to holding period requirements with respect to shareholders and the Funds as well as other requirements. For this purpose, long-term capital gain rates apply to the extent that the Fund receives dividends from domestic or qualifying foreign corporations and the Fund meets holding period and

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other requirements. Generally, a dividend received from a foreign corporation will not be treated as qualified dividend income if the foreign corporation is
(a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) treated as a foreign personal holding company, foreign investment company, or passive foreign investment company. If the aggregate qualified dividends received by a Fund during any taxable year are 95 percent or more of its gross income, then 100 percent of the Fund's dividend (other than properly designated capital gain dividends) will be eligible to be treated as qualified dividend income. For this purpose, the only gain included in the term "gross income" is the excess of short-term capital loss. Any loss that is realized and allowed on redemption of shares of the Fund six months or less from the date of purchase of the shares and following the receipt of a capital gain dividend will be treated as a long-term capital loss to the extent of the capital gain dividend. For this purpose, Section 852(b)(4) of the Code contains special rules on the computation of a shareholder's holding period.

      Long term capital gains rates have been temporarily reduced, in general, to 15 percent with lower rates applying to taxpayers in the 10 percent and 15 percent rate brackets for years beginning on or before December 31, 2008.

      The sale, exchange or redemption of Fund shares may give rise to a gain or loss. In general, any gain realized upon a taxable disposition of shares will be treated as long-term capital gain if the shares have been held for more than 12 months. Otherwise the gain on the sale, exchange or redemption of shares will be treated as short-term capital gain. In general, any loss realized upon a taxable disposition of shares will be treated as long-term loss if the shares have been held more than 12 months, and otherwise as a short-term loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, capital loss to the extent of any long-term capital gain distributions received by the shareholder with respect to those shares. All or a portion of any loss realized upon a taxable disposition of shares will be disallowed if other shares are purchased within 30 days before or after the disposition. In such a case, the basis of the newly-purchased shares will be adjusted to reflect the disallowed loss.

      A portion of the income distributions from the Real Estate Fund will include a tax return of capital because of the nature of the distributions received by the Fund from its holdings in REITs. A tax return of capital is a nontaxable distribution that reduces the tax cost basis of your shares in the Real Estate Fund. The effect of a return of capital is to defer your tax liability on that portion of your income distributions until you sell your shares of the Real Estate Fund. There is no recognition of gain or loss unless the return of capital exceeds the cost basis in the shares.

      Dividends and distributions on a Fund's shares are generally subject to federal income tax as described herein to the extent they do not exceed the Fund's realized income and gains, even though such dividends and distributions may economically represent a return of capital. Such distributions are likely to occur in respect of shares purchased at a time when a Fund's net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when a Fund's net asset value also reflects unrealized losses.

      Distributions of taxable net investment income and net realized capital gains will be taxable as described above, whether paid in shares or in cash. Each distribution is accompanied by a brief explanation of the form and character of the distribution. Within 60 days after the close of each calendar year, each Fund issues to each shareholder a statement of the federal income tax status of all distributions, including a statement of the prior calendar year's distributions which the Fund has designated to be treated as long-term capital gain and, in the case of the Oregon Municipal Bond Fund and the National Municipal Bond Fund, as tax-exempt interest, or in the case of the Real Estate Fund, as a tax return of capital. The ratio of tax-exempt income to total net investment income earned during the year may be substantially different from the ratio of tax-exempt income to total net investment income earned during any particular portion of the year. Thus, a shareholder who holds shares for only a part of the year may be allocated more or less tax-exempt dividends than would be the case if the allocation were based on the ratio of tax-exempt income to total net investment income actually earned while a shareholder.

      A distribution may be taxable to a shareholder even if the distribution reduces the net asset value of the shares held below their cost (and is in an economic sense a return of the shareholder's capital). This tax result is most likely when shares are purchased shortly before an annual distribution of capital gains or other earnings. This tax result is extremely unlikely in the case of the Daily Income Company, which distributes its earnings daily and has few or no capital gains.

      Each Fund is generally required to obtain from its shareholders a certification of the shareholder's taxpayer identification number and certain other information. Each Fund generally will not accept an investment to establish a new account that does not comply with this requirement. With respect to amounts paid through 2010, if a shareholder fails to certify such number and other information, or upon receipt of certain notices from the Internal Revenue Service, the Fund may be required to withhold 28 percent of any reportable interest or dividends, or redemption proceeds, payable to the shareholder, and to remit such sum to the Internal Revenue Service, for credit toward the shareholder's federal income taxes. The backup withholding rate will be 31 percent for amounts paid after December 31, 2010. A shareholder's failure to provide a social security number or other tax identification number may subject the shareholder to a penalty of $50

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imposed by the Internal Revenue Service. In addition, that failure may subject the Fund to a separate penalty of $50. This penalty will be charged against the shareholder's account, which will be closed. Closure of the account may result in a capital gain or loss.

      If a Fund declares a dividend in October, November, or December payable to shareholders of record on a certain date in such a month and pays the dividend during January of the following year, the shareholders will be taxed as if they had received the dividend on December 31 of the year in which the dividend was declared. Thus, a shareholder may be taxed on the dividend in a taxable year prior to the year of actual receipt.

      A special tax may apply to a Fund if it fails to make enough distributions during the calendar year. The required distributions for each calendar year generally equal the sum of (a) 98 percent of the ordinary income for the calendar year plus (b) 98 percent of the capital gain net income for the one-year period that ends on October 31 during the calendar year (or for the calendar year itself if the Fund so elects), plus (c) an adjustment relating to any shortfall for the prior taxable year. If the actual distributions are less than the required distributions, a tax of 4 percent applies to the shortfall. A Fund may utilize earnings and profits distributed to shareholders on redemptions made during the year in determining the actual distributions made to the shareholders for that year.

      The Code allows the deduction by certain individuals, trusts, and estates of "miscellaneous itemized deductions" only to the extent that such deductions exceed 2 percent of adjusted gross income. The limit on miscellaneous itemized deductions will not apply, however, with respect to the expenses incurred by any "publicly offered regulated investment company." Each Fund believes that it is a publicly offered regulated investment company because its shares are continuously offered pursuant to a public offering (within the meaning of Section 4 of the Securities Act of 1933, as amended). Therefore, the limit on miscellaneous itemized deductions should not apply to expenses incurred by any of the Funds.

      The Funds may purchase zero coupon bonds (or other discounted debt securities) and payment-in-kind ("PIK") bonds. With respect to zero coupon bonds, a Fund recognizes original-issue-discount income ratably over the life of the bond even though the Fund receives no payments on the bond until the bond matures. With respect to PIK bonds, a Fund recognizes interest income equal to the fair market value of the bonds distributed as interest. Because a Fund must distribute 90 percent of its income to remain qualified as a registered investment company, a Fund may be forced to liquidate a portion of its portfolio (possibly at a time when it is not advantageous to do so) to generate cash to distribute to its shareholders with respect to original-issue-discount income from zero coupon bonds and interest income from PIK bonds.

      A Fund's transactions in foreign currencies, foreign currency-denominated debt securities, certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or less results from fluctuations in the value of the foreign currency concerned.

FOREIGN INCOME TAXES

      The International Stock Fund invests in the securities of foreign corporations and issuers. To a lesser extent, the Common Stock Fund, the Growth Fund, the Mid Cap Growth Fund, the Small Cap Growth Fund, the Real Estate Fund, the Technology Fund, the Strategic Investor Fund, the Balanced Fund, and the High Yield Fund may also invest in such foreign securities. Foreign countries may impose income taxes, generally collected by withholding, on foreign-source dividends and interest paid to a Fund. These foreign taxes will reduce a Fund's distributed income and a Fund's return. The Funds generally expect to incur, however, no foreign income taxes on gains from the sale of foreign securities.

      The United States has entered into income tax treaties with many foreign countries to reduce or eliminate the foreign taxes on certain dividends and interest received from corporations in those countries. The Funds intend to take advantage of such treaties where possible. It is impossible to predict with certainty in advance the effective rate of foreign taxes that will be paid by a Fund since the amount invested in particular countries will fluctuate and the amounts of dividends and interest relative to total income will fluctuate.

      U.S. FOREIGN TAX CREDITS OR DEDUCTIONS FOR SHAREHOLDERS OF THE INTERNATIONAL STOCK FUND. Section 853 of the Code allows a regulated investment company to make a special election relating to foreign income taxes if more than 50 percent of the value of the company's total assets at the close of its taxable year consists of stock or securities in foreign corporations and the company satisfies certain holding period requirements. The International Stock Fund generally expects, if necessary, to qualify for and to make the election permitted under Section 853 of the Code. Although the International Stock Fund intends to meet the requirements of the Code to "pass through" such foreign taxes, there can be no assurance that the Fund will be able to do so. The International Stock Fund will elect under Section 853 of the Code only if it believes that it is in the best interests of its shareholders to do so. None of the other Columbia Funds that may invest in foreign securities will qualify under Section 853 of the Code.

      If the International Stock Fund elects pursuant to Section 853, shareholders of that Fund will be required to include in income (in addition to other taxable distributions) and will be allowed a credit or deduction for, their pro rata portions of the qualifying income taxes paid by the Fund to foreign countries. A shareholder's use of the credits resulting from the election will be subject to limits of Section 904 of the Code, including a holding period requirement. In general, those limits will prevent a shareholder from using foreign tax credits to reduce U.S. taxes on U.S. source income. Each shareholder should discuss the use of foreign tax credits and the Section 904 limits with the shareholder's tax advisor.

      No deduction for foreign taxes may be claimed under the Code by individual shareholders who do not elect to itemize deductions on their federal income tax returns, although such a shareholder may claim a credit for foreign taxes and in any event will be treated as having taxable income in the amount of the shareholder's pro rata share of foreign taxes paid by the Fund.

      Each year, the International Stock Fund will provide a statement to each shareholder showing the amount of foreign taxes for which a credit or a deduction may be available.

      INVESTMENT IN PASSIVE FOREIGN INVESTMENT COMPANIES. Investment by a Fund in certain "passive foreign investment companies" ("PFICs") could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to fund shareholders. However, the Fund may be able to elect to treat a PFIC as a "qualified electing fund," in which case the Fund will be required to include its share of the company's income and net capital gain annually, regardless of whether it receives any distribution from the company. Alternatively, the Fund may make an election to mark the gains (and, to a limited extent, losses) in such holdings "to the market" as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund's taxable year. Such gains and losses are treated as ordinary income and loss. The qualified electing fund and mark-to-market elections may have the effect of accelerating the recognition of income (without the receipt of cash) and increasing the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require a Fund to liquidate other investments (including when it is not advantageous to do so) in order to meet its distribution requirement, which also may accelerate the recognition of gain and affect a Fund's total return. It is anticipated that any taxes on a Fund with respect to investments in PFICs would be insignificant.

INVESTMENTS IN REAL ESTATE INVESTMENT TRUSTS

      Dividends from the Real Estate Fund will generally not be treated as qualified dividend income.

      The Real Estate Fund, and to a lesser extent certain other Funds (see "INVESTMENTS HELD AND INVESTMENT PRACTICES BY THE FUND"), may invest in REITs that hold residual interests in real estate mortgage investment conduits ("REMICs"). Under Treasury regulations that have not yet been issued, but may apply retroactively, a portion of the Real Estate Fund's income from a REIT that is attributable to the REIT's residual interest in a REMIC (referred to in the Code as an "excess inclusion") will be subject to federal income tax in all events. These regulations are also expected to provide that excess inclusion income of a regulated investment company, such as the Real Estate Fund, will be allocated to shareholders of the regulated investment company in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related REMIC residual interest directly.

      In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on unrelated business income, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income, and (iii) in the case of a foreign shareholder, will not qualify for any reduction in U.S. federal withholding tax. In addition, if at any time during any taxable year a "disqualified organization" (as defined in the Code) is a record holder of a share in a regulated investment company, then the regulated investment company will be subject to a tax equal to that portion of its excess inclusion income for the taxable year that is allocable to the disqualified organization, multiplied by the highest federal income tax rate imposed on corporations. The Real Estate Fund does not intend to invest in REITs, a substantial portion of the assets of which consists of residual interests in REMICs.

STATE INCOME TAXES

      FUNDS THAT INVEST IN U.S. GOVERNMENT SECURITIES. Many states grant tax-free status to dividends paid to shareholders of mutual funds from interest income earned by the fund from direct obligations of the U.S. government. Investments in mortgage-backed securities (including GNMA, FNMA and FHLMC securities) and repurchase agreements collateralized by U.S. government securities do not qualify as direct federal obligations in most states. Shareholders should consult with their own tax advisors about the applicability of state and local intangible property, income or other taxes to their fund shares and distributions and redemption proceeds received from the Fund.

      NATIONAL MUNICIPAL BOND FUND. Distributions from this Fund may be exempt from the income tax of a state, if the distributions are derived from tax-exempt interest paid on the municipal securities of that state or its political subdivisions. Those distributions may not be exempt from another state's income tax, however. In addition, distributions derived from capital gains generally will be subject to state income tax. Shareholders of the National Municipal Bond Fund should consult their tax advisors regarding whether any portion of distributions received from that Fund is exempt from state income tax, because exemption may depend upon whether the shareholder is an individual, subject to tax in any given state, the residence of the individual, and the particular state tax treatment of mutual funds.

      OREGON MUNICIPAL BOND FUND. Individuals, trusts, and estates will not be subject to the Oregon personal income tax on distributions from the Oregon Municipal Bond Fund that are derived from tax-exempt interest paid on the municipal bonds of Oregon and its political subdivisions and certain other issuers (including Puerto Rico and Guam). However, individuals, trusts, and estates that are subject to Oregon personal income tax generally are also subject to the Oregon personal income tax on distributions from the Oregon Municipal Bond Fund that are derived from other types of income, including interest on the municipal bonds of states, other than Oregon. Furthermore, it is expected that corporations subject to the Oregon corporation excise or income tax will be subject to that tax on income from the Oregon Municipal Bond Fund, including income that is exempt for federal purposes. Shares of the Oregon Municipal Bond Fund will not be subject to Oregon property tax. Additional discussion regarding local taxes, and the tax rules of states other than Oregon, are beyond the scope of this discussion.

      Oregon generally taxes corporations on interest income from municipal bonds. The Oregon Municipal Bond Fund is a corporation. However, ORS 317.309(2) provides that a regulated investment company may deduct from such interest income the exempt-interest dividends that are paid to shareholders. The Oregon Municipal Bond Fund expects to distribute its interest income so that it will not be liable for Oregon corporation excise or income taxes.

      The Oregon Municipal Bond Fund and the National Municipal Bond Fund will report annually to its shareholders the percentage and source, on a state-by-state basis, of interest income on municipal bonds received by the Fund during the preceding year.

      SHORT TERM BOND FUND AND FIXED INCOME FUND. Individuals, trusts, and estates will not be subject to Oregon personal income tax on dividends properly designated by the Short Term Bond Fund as derived from interest on U.S. Government obligations. See ORS 316.683. If a shareholder pays deductible interest on debt incurred to carry shares of the Short Term Bond Fund, the amount of the tax-exempt dividends for state tax purposes will be reduced. If a shareholder sells shares of the Short Term Bond Fund at a loss after holding them for six months or less, the loss will be disallowed for state purposes to the extent of any state tax-exempt dividend received by the shareholder. Local taxes, and the tax rules of states other than Oregon, are beyond the scope of this discussion.

GENERAL INFORMATION

      Capital gains distributed to shareholders of both the Oregon Municipal Bond Fund and the National Municipal Bond Fund will generally be subject to state and local taxes. Further discussion regarding the state and local tax consequences of investments in the Funds are beyond the scope of the tax discussions in the Prospectus and this Statement of Additional Information.

ADDITIONAL INFORMATION

      The foregoing summary and the summary included in the Prospectus under "Distributions and Taxes" of tax consequences of investment in the Funds are necessarily general and abbreviated. No attempt has been made to present a complete or detailed explanation of tax matters. Furthermore, the provisions of the statutes and regulations on which they are based are subject to change, prospectively or retroactively, by legislative or administrative action. Local taxes are beyond the scope of this discussion. Prospective investors in the Funds are urged to consult their own tax advisors regarding specific questions as to federal, state, or local taxes.

      Recent Tax Shelter Reporting Regulations. Under recently promulgated Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

      This discussion applies only to general U.S. shareholders. Foreign investors and U.S. shareholders with particular tax issues or statuses should consult their own tax advisors regarding the special rules that may apply to them.

                              FINANCIAL STATEMENTS

      The Funds' most recent Annual and Semi-Annual Reports to shareholders are separate documents supplied with this Statement of Additional Information. The financial statements, accompanying notes and report of independent auditors appearing in the Annual Reports, and the financial statements and accompanying notes appearing in the Semi-Annual Report are incorporated by reference into this Statement of Additional Information.

                                   APPENDIX I

INFORMATION APPLICABLE TO CERTAIN CLASS G SHAREHOLDERS

      Except as set forth below, Contingent Deferred Sales Charges ("CDSCs") and conversion schedules are described in the Prospectuses.

      The following table describes the CDSC schedule applicable to Class G shares received by former Galaxy Growth Fund II and Galaxy Short-Term Bond Fund shareholders in exchange for Retail B Shares purchased prior to January 1, 2001:

                                                                   % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                                       SHARES ARE SOLD
-----------------------------                                       ---------------
Through first year                                                        5.00
Through second year                                                       4.00
Through third year                                                        3.00
Through fourth year                                                       3.00
Through fifth year                                                        2.00
Through sixth year                                                        1.00
Longer than six years                                                     None

      Class G shares received in exchange for Galaxy Short-Term Bond Fund Retail B Shares that were purchased prior to January 1, 2001 will automatically convert to Class T shares six years after purchase.

      Class G shares received in exchange for Galaxy Growth Fund II Retail B Shares that were purchased prior to January 1, 2001 will automatically convert to Class A shares six years after purchase.

      The following table describes the CDSC schedule applicable to Class G shareholders whose Galaxy Large Cap Growth Fund Retail B Shares were acquired in connection with the reorganization of the Pillar Funds:

                                                               % DEDUCTED WHEN
HOLDING PERIOD AFTER PURCHASE                                  SHARES ARE SOLD
-----------------------------                                  ---------------
Through first year                                                   5.50
Through second year                                                  5.00
Through third year                                                   4.00
Through fourth year                                                  3.00
Through fifth year                                                   2.00
Through sixth year                                                   1.00
Through the seventh year                                             None
Longer than seven years                                              None

      If you acquired Retail B Shares of the Galaxy Large Cap Growth Fund in connection with the reorganization of the Pillar Funds, your Class G shares will automatically convert to Class B shares eight years after you purchased the Pillar Fund Class B shares you held prior to the reorganization.

                              PLEASE VOTE PROMPTLY

                        *********************************


Your vote is important, no matter how many shares you own. Please vote on the reverse side of this proxy card and sign in the space(s) provided. Return your completed proxy card in the enclosed envelope today.

You may receive additional proxies for other accounts. These are not duplicates; you should sign and return each proxy card in order for your votes to be counted.


THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. The signers of this proxy hereby appoint each of Robert J. Fitzpatrick, Vincent P. Pietropaolo, Michelle H. Rhee, and David A. Rozenson, or any one of them as proxies of the signers, with full power of substitution, to vote all shares at the Special Meeting of Shareholders to be held at One Financial Center, Boston, Massachusetts, on February 16, 2005, and at any adjournments as specified herein and in accordance with their best judgment, on any other business that may properly come before the meeting.


AFTER CAREFUL REVIEW, THE BOARD OF TRUSTEES UNANIMOUSLY HAS RECOMMENDED A VOTE "FOR" ALL MATTERS.

[COLUMBIA LOGO]

  ----------------------------------------------------------------------------

                       COLUMBIA INTERNATIONAL EQUITY FUND

  -----------------------------------------------------------------------------



Please be sure to sign and date this proxy.  Date
                                                 --------


---------------------------------       -----------------------------------
Shareholder sign here                   Co-owner sign here



THIS PROXY, WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BELOW AND, ABSENT DIRECTION, WILL BE VOTED FOR PROPOSAL 1 LISTED BELOW. THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE HOLDER'S BEST JUDGMENT AS TO ANY OTHER MATTER.

THE TRUSTEES RECOMMEND A VOTE FOR THE PROPOSAL:

1.       Proposal to approve the Agreement and Plan         [ ] FOR  [ ] AGAINST
         of Reorganization with respect to the
         acquisition of Columbia International Equity       [ ] ABSTAIN
         Fund by Columbia International Stock Fund,
         Inc. (Item 1 of the Notice)

MARK BOX AT RIGHT FOR ADDRESS CHANGE AND NOTE NEW ADDRESS AT LEFT [ ]

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Please sign exactly as name or names appear hereon. Joint owners should each sign personally. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.


DETACH CARD                                                          DETACH CARD

                     THREE CONVENIENT WAYS TO VOTE YOUR PROXY

The enclosed proxy statement provides details on important issues affecting your fund. The Board of Trustees recommends that you vote for the proposal.

You can vote your proxies over the Internet, by telephone, or by fax - it's easy and confidential!

If you are voting by Internet, telephone, or fax, you should NOT mail your proxy card.


Vote by Internet:

         - Read the proxy statement and have your proxy card available.

         - Go to www.[_________].com or www.[________].com.

         - Click on the proxy link and follow the instructions provided.

Vote by telephone:

         - Read the proxy statement and have your proxy card available.

         - When you are ready to vote, call toll free [___]-[___]-[____].

         - Enter the voter control number located on the upper left corner of your proxy card.

         - Follow the instructions provided to cast your vote. A representative will be available to answer questions regarding the meeting agenda and execution of proxies.

Vote by fax:

         - Read the proxy statement and have your proxy card available.

         - When you are ready to vote, fax your completed proxy card to [___]-[___]-[____].

INTERNET, TELEPHONE AND FAX VOTING ARE AVAILABLE 24 HOURS A DAY, SEVEN DAYS A WEEK. If you have any questions or concerns, please call 888-___-____ from 9:00 a.m. to 11:00 p.m. EDT Monday through Friday, and Saturdays from 12:00 to 6:00 p.m.

                     COLUMBIA INTERNATIONAL STOCK FUND, INC.

                                    FORM N-14

                                     PART C

                                OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

Oregon law and the articles of incorporation and bylaws of the Registrant provide that any director or officer of the Registrant may be indemnified by the Registrant against all expenses incurred by him in connection with any claim, action, suit or proceeding, civil or criminal, by reason of his being an officer, director, employee or agent of the Registrant to the fullest extent not prohibited by the Oregon Business Corporation Act and the Investment Company Act of 1940 and related regulations and interpretations of the Securities and Exchange Commission.

Insofar as reimbursement or indemnification for expenses incurred by a director or officer in legal proceedings arising under the Securities Act of 1933 may be permitted by the above provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such reimbursement or indemnification is against public policy as expressed in the Act and therefore unenforceable. In the event that any claim for indemnification under the above provisions is asserted by an officer or director in connection with the securities being registered, the Registrant, unless in the opinion of its counsel the matter has already been settled by controlling precedent, will (except insofar as such claim seeks reimbursement of expenses paid or incurred by an officer or director in the successful defense of any such action, suit, or proceeding or claim, issue, or matter therein) submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant's directors and officers are also named insureds under an insurance policy issued by ICI Mutual Insurance Company.

ITEM 16.  EXHIBITS

(1)(a)   Registrant's Articles of Incorporation. (1)

(1)(b)   Amended and Restated Articles of Incorporation. (2)

(1)(c) Articles of Amendment to the Amended and Restated Articles of Incorporation. (2)

(1)(d) Articles of Amendment to the Amended and Restated Articles of Incorporation. (3)

(2)      Restated Bylaws. (1)

(3)      Not applicable.

(4) Agreement and Plan of Reorganization - Constitutes Exhibit A to Part A hereof.

(5)      Specimen Stock Certificate. (1)

(6)(a)   Investment Advisory Contract. (1)

(6)(b)   Amendment No. 1 to the Investment Advisory Contract. (3)

(7)      Distribution Agreement. (4)

(8)      Not applicable.

(9)      Master Custodian Agreement with State Street Bank & Trust Co. (5)

(10)(a)  Form of Rule 12b-1 Plan as amended. (3)

(10)(b)  Form of Rule 18f-3 Plan as amended. (3)

(11)     Opinion of Stoel Rives LLP, including consent. (7)

(12)     Opinion of Ropes & Gray LLP as to tax matters - Exhibit 1.*

(13)(a)  Shareholders' Servicing and Transfer Agent Agreement. (4)

(13)(b)  Pricing, Bookkeeping and Fund Administration Agreement. (3)

(13)(c) Amendment No. 1 to Pricing, Bookkeeping and Fund Administrative Agreement - Incorporated by reference to Post-Effective Amendment No. 17 to the Registrant's Registration Agreement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (File Nos. 33-48994 and 811-7024).


(14)(a) Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm to Columbia International Stock Fund, Inc. (6)



(14)(b) Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm to Columbia International Equity Fund. (6)



(14)(c) Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm to Columbia International Equity Fund. (7)


(15)     Not applicable.


(16)     Powers of Attorney. (6)


(17)     Not applicable.

---------------------------------------

          *    Filed herewith.

         (1) Incorporated herein by reference to Post-Effective Amendment No. 6 to Registrant's Registration Statement on Form N-1A, File No. 33-48994, filed February 23, 1998.

         (2) Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant's Registration Statement on Form N-1A, File No. 33-48994, filed May 1, 2003.

         (3) Incorporated herein by reference to Post-Effective Amendment No. 17 to Registrant's Registration Statement on Form N-1A, File No. 33-48994, filed October 10, 2003.

         (4) Incorporated herein by reference to Post-Effective Amendment No. 21 to the Columbia Mid Cap Growth Fund, Inc.'s, formerly Columbia Special Fund, Inc., Registration Statement on Form N-1A, File No. 333-91934, filed on October 28, 2002.

         (5) Incorporated herein by reference to the Registrant's Registration Statement on Form N-14, File No. 333-91914, filed on July 3, 2002.


         (6) Incorporated herein by reference to the Registrant's Registration Statement on Form N-14, File No. 333-120783, filed November 24, 2004.


         (7) Incorporated herein by reference to Pre-Effective Amendment No.1 to Registrant's Registration Statement on Form N-14, File No. 333-120783, filed December 23, 2004.

ITEM 17.  UNDERTAKINGS

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the "1933 Act"), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (a) above will be filed as a part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 15th day of June, 2005.



                     COLUMBIA INTERNATIONAL STOCK FUND, INC.
                        By: Christopher L. Wilson, President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


               Signature                                          Title                              Date
               ---------                                          -----                              ----

/s/ Christopher L. Wilson
-------------------------------------------
Christopher L. Wilson                              President (Principal Executive
                                                   Officer)                                        June 15, 2005
/s/ J. Kevin Connaughton
-------------------------------------------
J. Kevin Connaughton                               Chief Financial Officer (Principal
                                                   Accounting and Financial Officer)               June 15, 2005

/s/ Michael G. Clarke
-------------------------------------------
Michael G. Clarke                                  Chief Accounting Officer
                                                   (Principal Accounting Officer)                  June 15, 2005

/s/ Douglas A. Hacker*
-------------------------------------------
Douglas A. Hacker                                  Director                                        June 15, 2005

/s/ Janet Langford Kelly*
-------------------------------------------
Janet Langford Kelly                               Director                                        June 15, 2005

/s/ Richard W. Lowry*
-------------------------------------------
Richard W. Lowry                                   Director                                        June 15, 2005

/s/ William E. Mayer*
-------------------------------------------
William E. Mayer                                   Director                                        June 15, 2005



/s/ Charles R. Nelson *
-------------------------------------------
Charles R. Nelson                                  Director                                      June 15, 2005

/s/ John J. Neuhauser *
-------------------------------------------
John J. Neuhauser                                  Director                                      June 15, 2005

/s/ Joseph R. Palombo *
-------------------------------------------
Joseph R. Palombo                                  Director                                      June 15, 2005

/s/ Patrick J. Simpson *
-------------------------------------------
Patrick J. Simpson                                 Director                                      June 15, 2005

/s/ Thomas E. Stitzel *
-------------------------------------------
Thomas E. Stitzel                                  Director                                      June 15, 2005

/s/ Thomas C. Theobald *
-------------------------------------------
Thomas C. Theobald                                 Director                                      June 15, 2005

/s/ Anne-Lee Verville *
-------------------------------------------
Anne-Lee Verville                                  Director                                      June 15, 2005

/s/ Richard L. Woolworth *
-------------------------------------------
Richard L. Woolworth                               Director                                      June 15, 2005



                                                           * By:   Vincent P. Pietropaolo
                                                                   as Attorney-in-Fact
                                                                   June 15, 2005

                                                   EXHIBIT INDEX


(12)     Opinion of Ropes & Gray LLP as to tax matters - Exhibit 1.